1933 Act File No. 333-236203

1940 Act File No. 811-22933

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

[ ]	REGISTRATION STATEMENT UNDER SECURITIES ACT OF 1933
[ ]	Pre-Effective Amendment No. __

[X]	Post-Effective Amendment No. 6

and/or

[ ]	REGISTRATION STATEMENT UNDER INVESTMENT COMPANY ACT OF 1940
[X]	Amendment No. 30

(Check appropriate box or boxes)

Apollo Diversified Real Estate Fund

(Exact Name of Registrant as Specified in Charter)

Apollo Global Management, Inc.

9 West 57th Street, New York

New York 10019

(Address of Principal Executive Offices)

(212) 515-3200

(Registrant’s Telephone Number, including Area Code)

Copies of information to:

Terrence O. Davis, Esq.

DLA Piper LLP

1201 West Peachtree St NE, Suite 2900

Atlanta, GA 30309

February 1, 2025

[ ]	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

[X]	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

[ ]	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[ ]	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[ ]	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

[ ]	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

[ ]	immediately upon filing pursuant to paragraph (b)

[X]	on February 1, 2025 pursuant to paragraph (b)

[ ]	60 days after filing pursuant to paragraph (a)

[ ]	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[ ]	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ]	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:_________.

[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:_________.

[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:_________.

Check each box that appropriately characterizes the Registrant:

[X]	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

[ ]	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

[X]	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[ ]	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[ ]	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[ ]	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

[ ]	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

[ ]	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS February 1, 2025

Apollo Diversified Real Estate Fund

Class A Shares (GIREX), Class C Shares (GCREX) and Class L Shares (GLREX) of Beneficial Interest

$2,500 minimum purchase for regular accounts

$1,000 minimum purchase for retirement plan accounts

Class I Shares (GRIFX) of Beneficial Interest

$1,000,000 minimum purchase

Apollo Diversified Real Estate Fund (the “Fund”), is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s Class A, Class C, Class I and Class L Statement of Additional Information (“SAI”) dated February 1, 2025 has been filed with the U.S. Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at Apollo Diversified Real Estate Fund, c/o SS&C, Inc., PO Box 219133, Kansas City, MO 64121-9133, or for overnight mail 801 Pennsylvania Ave., Suite 219133, Kansas City, MO 64105-1307, or by calling toll-free 1-888-926-2688. The table of contents of the SAI appears on page 53 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports, and other information about the Fund or make shareholder inquiries by calling 1-888-926-2688 or by visiting https://www.apollo.com/adref. The SAI, material incorporated by reference and other information about the Fund, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objective. The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets.

Summary of Investment Strategy. The Fund pursues its investment objective by strategically investing across private institutional real estate investment funds as well as a diversified set of public real estate securities. This approach enables Apollo Real Estate Fund Adviser, LLC (the “Adviser”), to allocate between public and private real estate securities and allows the Fund to invest across a diversified set of investment managers and strategies as well as providing investment exposure across property types and geographies.

Risks. Investing in the Fund involves a high degree of risk. In particular:

●	The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.
●

The Fund is not listed on any securities exchange. The Fund intends to provide limited liquidity through quarterly offers to repurchase a limited amount of the Fund’s shares (at least 5% of shares outstanding); however, there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer.

●

The Fund will ordinarily pay distributions, if any, once a quarter, however, the amount of distributions that the Fund may pay is uncertain and there is no assurance distributions paid by the Fund will maintained at the targeted level.

●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as a return of capital and borrowings.
●

Investors will pay offering expenses and, with regard to those share classes that impose a front-end sales load, a sales load of up to 5.75%. You will have to receive a total return at least in excess of these expenses to receive an actual return on your investment.

●	Shareholders should note that a return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

The Adviser and Sub-Advisers. The Fund’s investment adviser is Apollo Real Estate Fund Adviser, LLC, a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries (“Apollo”). Apollo is a longstanding and leading global alternative asset manager with approximately $733 billion of assets under management as of September 30, 2024. The Adviser has engaged Aon Investments USA Inc. (“Aon Investments” or the “Private Sub-Adviser”), an indirect wholly-owned subsidiary of Aon plc and a registered investment adviser under the Advisers Act, to provide ongoing research, opinions and recommendations to the portion of the Fund’s investment portfolio that is allocated to private, institutional real estate investment funds managed by institutional investment managers. Aon Investments had approximately $142.8 billion in assets under management in the U.S. as of September 30, 2024. Additionally, the Adviser has engaged CenterSquare Investment Management LLC (“CenterSquare” or the “Public Sub-Adviser”, collectively with the Private Sub-Adviser, the “Sub-Advisers”), a registered investment adviser under the Advisers Act, to manage the portion of the Fund’s investment portfolio that is allocated to publicly traded securities, including publicly traded income producing equity and certain debt real estate related securities. CenterSquare had approximately $14.3 billion in assets under management as of November 30, 2024.

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund. Class A shares, Class C shares, Class I shares and Class L shares are offered by this prospectus. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. During this continuous offering, the Fund is offering to sell, through ALPS Distributors, Inc. (the “Distributor”), under the terms of this prospectus, an unlimited number of shares of beneficial interest, at net asset value plus any applicable sales load. The maximum sales load is 5.75% of the amount invested for Class A shares and 4.25% of the amount invested for Class L shares, while Class C shares and Class I shares are not subject to a sales load. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. As of January 2, 2025, the Fund’s net asset value per share was $25.10 for Class A shares, $23.39 for Class C shares, $25.70 for Class I shares and $24.67 for Class L shares. As of January 2, 2025, there were 20,332,790 Class A shares outstanding, 16,306,657 Class C shares outstanding, 88,143,056 Class I shares outstanding, and 3,057,435 Class L shares outstanding. The minimum initial investment by a shareholder for Class A, Class C and Class L shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. Subsequent investments in Class A, Class C and Class L shares may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The minimum initial investment for Class I shares is $1,000,000, while subsequent investments may be made with $100. The Fund reserves the right to waive investment minimums. The Fund offers Class M shares by a separate prospectus. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares but will use its best efforts to solicit orders for the sale of the shares. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust or similar account. See “Plan of Distribution.”

Class A shares:

Offering Price	Maximum Sales Load	Proceeds to the Fund
Current NAV plus sales load	5.75%	$ amount invested at current NAV less applicable sales load

Class C shares:

Offering Price	Maximum Sales Load	Proceeds to the Fund
Current NAV	None	$ amount invested at current NAV

Class I shares:

Offering Price	Maximum Sales Load	Proceeds to the Fund
Current NAV	None	$ amount invested at current NAV

Class L shares:

Offering Price	Maximum Sales Load	Proceeds to the Fund
Current NAV plus sales load	4.25%	$ amount invested at current NAV less applicable sales load

The shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s shares, liquidity for the Fund’s shares will be provided only through quarterly repurchase offers for no less than 5% of Fund’s shares at net asset value, and there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s shares involves substantial risks, including the risks associated with leverage. See “Risk Factors” below in this prospectus.

Investment Adviser
Apollo Real Estate Fund Adviser, LLC

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

The Fund

Apollo Diversified Real Estate Fund is a continuously offered, diversified, closed-end management investment company. The Fund is an interval fund that will provide limited liquidity by offering to make quarterly repurchases of each class of shares at that class of shares’ net asset value, which will be calculated on a daily basis. See “Quarterly Repurchases of Shares,” and “Determination of Net Asset Value.”

Investment Objective and Policies

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets.

The Fund pursues its investment objective by strategically investing across private institutional real estate investment funds as well as a diversified set of public real estate securities. This approach enables the Adviser to allocate between public and private real estate securities, and allows the Fund to invest across a diversified set of investment managers and strategies as well as providing investment exposure across property types and geographies.

Under normal circumstances, at least 80% of the Fund’s net assets plus borrowings for investment purposes will be invested in real estate securities (as defined below). The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of real estate securities across two major categories – Private Investment Funds (as defined below) and publicly traded real estate securities.

The Fund may also invest in exchange traded funds (“ETFs”), index mutual funds (“Index Funds”), and Other Investment Vehicles (as defined below), as well as other publicly traded income producing equity and debt securities. In certain circumstances or market environments, the Fund may reduce its investment in real estate securities and hold a larger position in cash or cash equivalents. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests over 25% of its assets in real estate securities. The Fund may invest in debt securities of any duration, maturity, or credit quality, including high yield securities.

The Fund defines “real estate securities” to include common stock, partnership or similar interests, convertible or non-convertible preferred stock, and convertible or non-convertible secured or unsecured debt issued by: private, institutional real estate investment funds managed by institutional investment managers, which are treated as real estate investment trusts (“REITs”) for tax purposes (“Private Investment Funds”); publicly traded REITs (“Public REITs”); publicly traded real estate operating companies (“Public REOCs”); ETFs; Index Funds; and other investment vehicles such as closed-end funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate or real estate related securities (collectively, “Other Investment Vehicles”). “Real estate securities” also includes commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”) and other real estate credit investments such as collateralized loan obligations (“CLO”) and other structured products collateralized by real estate credit. A select number of Private Investment Funds in which the Fund may invest may charge a performance fee. Shareholders will pay a pro rata share of asset-based and performance fees associated with the Fund’s underlying investments, including its Private Investment Funds, Public REITs, Public REOCs, ETFs, Index Funds, and Other Investment Vehicles (together, the “Underlying Funds” and each, an “Underlying Fund”). The Portfolio Managers of the Fund consider an issuer to be principally invested in real estate if 50% or more of its assets are attributable to ownership, construction, finance, management or sale of real estate.

By investing in the Fund, the Adviser expects that shareholders may realize (either directly or indirectly) the following potential benefits:

●

Access to Institutional Managers — Many of the Private Investment Funds in which the Fund invests are intended for large, institutional investors and have a large minimum investment size and other investor criteria that might otherwise limit their availability to individual, non-institutional investors. Thus, the Fund enables investors to invest in Private Investment Funds managed by leading institutional investment managers that may not be otherwise available to individual, non-institutional investors.

●

Multi-Strategy, Multi-Manager Investment Strategy — Given the investment strategy of the Fund, investors are able to execute a multi-strategy, multi-manager, multi-sector strategy by making a single investment in the Fund, whereas due to the large minimums of many of the Private Investment Funds in which the Fund invests, such a strategy may not otherwise be feasible to the individual investor.

●

More Attractive Investment Terms — By taking advantage of volume and other discounts that typically are not available to individual investors, the Adviser believes that the Fund may be able to provide certain economies of scale to investors through a reduction in the fees charged by the Private Investment Funds in which the Fund invests and which may not otherwise be permitted or available to individual investors.

●

Customized Public Market Strategy in line with Fund Objectives — CenterSquare has managed a U.S. REIT strategy focused on providing current income and long-term capital appreciation since 1995. The Fund provides access to CenterSquare’s proprietary investment process, which typically is reserved for institutional investors and seeks to identify real estate securities that are undervalued relative to their peers.

The Fund’s real estate industry investment policy is fundamental and may not be changed without shareholder approval. The SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

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Credit Facilities and Securities Lending. The Fund has entered into secured bank lines of credit through BNP Paribas Prime Brokerage International, Ltd. (“BNP”) (the “BNP Credit Facility”) and Bank of America, n.a. (“Bank of America”, collectively, with BNP the “Banks”) (the “Bank of America Credit Facility”, collectively, with the BNP Credit Facility, the “Credit Facilities”) for the purpose of investment purchases or other liquidity measures, subject to the limitations of the 1940 Act for borrowings. As collateral for the Credit Facilities, the Fund grants the Banks a first position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts.

The BNP Credit Facility also permits, subject to certain conditions, BNP to rehypothecate portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The Fund continues to receive dividends and interest on rehypothecated securities. The Fund also has the right under the BNP Credit Facility to recall the rehypothecated securities from BNP on demand. If BNP fails to deliver the recalled security in a timely manner, the Fund will be compensated by BNP for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, the Fund, upon notice to BNP, may reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The Fund may receive a portion of the fees earned by BNP in connection with the rehypothecation of portfolio securities. This rehypothecation provision of the BNP Credit Facility is intended to permit the Fund to reduce the cost of its borrowings under the BNP Credit Facility.

Investment Strategy

The Adviser executes its investment strategy primarily by seeking to invest in a broad portfolio of real estate securities across two major categories – Private Investment Funds and publicly traded real estate securities. The Fund may also invest in ETFs, Index Funds, and Other Investment Vehicles, as well as other publicly traded income producing equity and debt securities. In addition, the Adviser may cause the Fund to invest directly in agency and non-agency CMBS and RMBS and real estate credit investments such as CLOs and other structured credit products, The Fund’s CMBS, RMBS and other real estate credit investments may be of any credit quality (including high yield securities) and in each case, relate to real estate-related companies or assets. Utilizing Apollo’s platform, the Adviser engages in a process of sourcing, screening, pricing, review, selection and monitoring of the real estate credit investments for the Fund. With respect to selecting the Private Investment Funds in which the Fund invests, the Adviser considers various inputs, including quantitative and qualitative assessment of the management team and its track record, property evaluation and structure, and other information that is typically not available to an individual investor.

Aon Investments assists the Adviser by providing ongoing research, opinions and recommendations to the portion of the Fund’s investment portfolio that is allocated to Private Investment Funds. Under normal circumstances, such securities will likely comprise between 50% and 95% of the Fund’s portfolio. Aon Investments is a leading advisor to corporate and public pension plans, defined contribution plans, union associations, health systems, financial intermediaries, endowments and foundations.

CenterSquare assists the Adviser by managing the portion of the Fund’s investment portfolio that is allocated to publicly traded securities, such as common and preferred stocks, Under normal circumstances, such securities will likely comprise between 5% and 50% of the Fund’s portfolio. For purposes of the strategy’s investment policies, CenterSquare considers a company to be in the real estate industry if it has at least 50% of its assets in companies principally engaged in the real estate industry, including REITs. With regard to the portion of the portfolio invested in common equity, the strategy usually holds approximately 40 to 60 stocks.

Investment Adviser

The Adviser was formed in August 2013 and commenced operations in March 2014 and is registered as an investment adviser with the SEC pursuant to the provisions of the Advisers Act. The Adviser is an affiliate of Apollo. Founded in 1990, Apollo is a high-growth, global alternative asset manager and retirement services provider. Its asset management businesses focus on three investing strategies: credit, equity and real assets. Through its asset management business, Apollo raises, invests and manages funds, accounts and other vehicles, on behalf of some of the world’s most prominent pension, endowment and sovereign wealth funds and insurance companies, as well as other institutional and individual investors. Apollo’s retirement services business is conduct by Athene, a leading financial services company that specializes in issuing, reinsuring and acquiring retirement savings products for the increasing number of individuals and institutions seeking to fund retirement needs. As of September 30, 2024, Apollo had total assets under management (“AUM”) of $733 billion.

Sub-Advisers

The Adviser may, from time to time, engage one or more investment sub-advisers. Any sub-adviser chosen by the Adviser will be paid by the Adviser based only on the portion of Fund assets allocated to any such sub-adviser by the Adviser. Shareholders do not pay any sub-adviser fees.

The Adviser has engaged Aon Investments USA Inc. (“Aon Investments”), a registered investment adviser under the Advisers Act, to provide ongoing research, opinions and recommendations to the portion of the Fund’s investment portfolio that is allocated to Private Investment Funds. Under normal circumstances, such securities will likely comprise between 50% and 95% of the Fund’s portfolio.

The Adviser has engaged CenterSquare Investment Management LLC, a registered investment adviser under the Advisers Act, to manage the portion of the Fund’s investment portfolio that is allocated to publicly traded securities, such as common and preferred stocks. Under normal circumstances, such securities are estimated to comprise between 5% and 50% of the Fund’s portfolio.

Fees and Expenses

The Adviser is entitled to receive a monthly fee at the annual rate of 1.50% of the Fund’s daily net assets. The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has contractually agreed to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that such expenses exceed 1.91%, 2.66%, 1.66% and 2.16% per annum of the Fund’s average daily net assets (the “Expense Limitation”) attributable to Class A, Class C, Class I, and Class L shares, respectively. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses

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will be made only if payable not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain until May31, 2026, unless and until the Board of Trustees of the Fund (the “Board” or the “Trustees”) approves its modification or termination. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The Expense Limitation Agreement may be terminated only by the Board on 60 days written notice to the Adviser. After May 31, 2026, the Expense Limitation Agreement may be renewed at the Adviser’s discretion. See “Management of the Fund.”

Administrator and Accounting Agent

ALPS Fund Services, Inc. (“ALPS”) serves as the Fund’s Administrator and Accounting Agent. See “Management of the Fund.”

Transfer Agent

SS&C Global Investor & Distribution Solutions, Inc. (“SS&C” or “Transfer Agent”) serves as the Fund’s transfer agent. See “Management of the Fund.”

Distribution Fees

Class C shares and Class L shares will pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares and 0.25% of the Fund’s average daily net assets attributable to Class L shares and is payable on a monthly basis. Class A and Class I shares are not subject to a Distribution Fee. See “Plan of Distribution.”

Closed-End Fund Structure

Closed-end funds differ from mutual funds in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of the Fund’s shares (at least 5%) quarterly, which is discussed in more detail below. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows; see “Quarterly Repurchases of Shares.”

Share Classes

The Fund currently offers five different classes of shares: Class A, Class C, Class I, Class M and Class L shares. The Fund began continuously offering its common shares on June 30, 2014. As of May 4, 2015, the Fund simultaneously redesignated its issued and outstanding common shares as Class A shares and created its Class C and Class I shares. Class M shares and Class L shares commenced operations on November 17, 2016 and April 25, 2017, respectively. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class. The Fund offers Class M shares, which are subject to different sales loads and ongoing fees and expenses, through a separate prospectus.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Investor Suitability

An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

Repurchases of Shares

The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at net asset value, of no less than 5% of the Fund’s shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% of such shareholder’s shares in each quarterly repurchase. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. See “Quarterly Repurchases of Shares.”

Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing, you should carefully consider the following risks that you assume when you invest in the Fund’s shares. See “Risk Factors.”

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Risks Related to an Investment in the Fund

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the instruments in which the Fund invests and, with respect to each such asset class, among equity and fixed income securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Private Investment Fund Risk. The Fund’s investment in Private Investment Funds will require it to bear a pro rata share of the vehicles’ expenses, including management and performance fees. The fees the Fund pays to invest in a Private Investment Fund may be higher than if the manager of the Private Investment Fund managed the Fund’s assets directly. The performance fees charged by certain Private Investment Funds may create an incentive for its manager to make investments that are riskier and/or more speculative than those it might have made in the absence of a performance fee. Furthermore, Private Investment Funds, like the other Underlying Funds in which the Fund may invest, are subject to specific risks, depending on the nature of the vehicle, and also may employ leverage such that their returns are more than one times that of their benchmark which could amplify losses suffered by the Fund when compared to unleveraged investments. Shareholders of the Private Investment Funds are not entitled to the protections of the Investment Company Act of 1940, as amended (the “1940 Act”). For example, Private Investment Funds need not have independent boards, shareholder approval of advisory contracts may not be required, the Private Investment Funds may utilize leverage and may engage in joint transactions with affiliates. These characteristics present additional risks for shareholders.

The managers of Private Investment Funds may draw down on the Fund’s capital commitment all at once or in a series of capital calls. The portion of the Fund’s commitment to a Private Investment Fund that has not been called is referred to as an “unfunded commitment.” The Fund may have a contractual obligation to provide capital to meet its unfunded commitment when the managers of a Private Investment Fund draws upon the commitment. Pursuant to regulations governing unfunded commitments, at the time the Fund enters into an unfunded commitment, it must have a reasonable belief that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. These regulations could reduce the Fund’s flexibility to make investments in Private Investment Funds and require the Fund to modify its investment strategies. In order to meet its obligations, and these regulatory requirements, the Fund may be required to hold a substantial amount of its assets in money market securities, cash or cash equivalents, possibly for prolong periods of time; liquidate portfolio securities at an inopportune time; or borrow under a line of credit. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

Investment in Private Investment Funds carries the risk of loss due to Private Investment Funds’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or poor judgment. During the lifetime of the Fund, there could be material changes in one or more Private Investment Funds, including changes in control and mergers. The effect of such changes on a Private Investment Fund cannot be predicted but could be material and adverse. Given the limited liquidity of the Private Investment Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private Investment Funds.

Lack of Control Over Private Investment Funds and Other Portfolio Investments. Once the Adviser has selected a Private Investment Fund, a Public REIT or Other Investment Vehicle, the Adviser will have no control over the investment decisions made by any such Underlying Fund. Although the Fund and the Adviser will regularly evaluate each Underlying Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective, the Adviser will not have any control over the investments made by any Underlying Fund. Even though the Underlying Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for a Private Investment Fund). The Adviser may reallocate the Fund’s investments among the Underlying Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Underlying Funds, which may prevent the Fund from reacting rapidly to market changes should an Underlying Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Underlying Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Underlying Fund, including quarterly unaudited financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Underlying Fund and will not have the ability to exercise any rights attributable to an investor in any such Underlying Fund related to their investment.

Issuer Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s properties and services.

Liquidity Risk. There currently is no secondary market for the Fund’s shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at net asset value. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments also are subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The judgments of both the Adviser and Sub-Advisers regarding the attractiveness, value and potential appreciation of a particular real estate segment and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

General Market Conditions Risk – An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of distributions. The Fund may also use leverage, which would magnify the Fund’s investment, market and certain other risks.

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Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. Market uncertainty has increased dramatically, particularly in the United States and Europe, and adverse market conditions have expanded to other markets. These conditions have resulted in disruption of markets, periods of reduced liquidity, greater volatility, general volatility of spreads, an acute contraction in the availability of credit and a lack of price transparency. These volatile and often difficult global market conditions have episodically adversely affected the market values of real estate, and other securities and this volatility may continue and conditions could even deteriorate further. Some of the largest banks and companies across many sectors of the economy in the United States and Europe have declared bankruptcy, entered into insolvency, administration or similar proceedings, been nationalized by government authorities, and/or agreed to merge with or be acquired by other banks or companies that had been considered their peers. The long-term impact of these events is uncertain, but could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity.

Failure of Financial Institutions and Sustained Financial Market Illiquidity. The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or the Fund’s underlying investments have a commercial relationship could adversely affect, among other things, the Fund and/or the Fund’s underlying investments’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms.

Concentration of Credit Risk. The Fund places its cash with one banking institution, which is insured by the Federal Deposit Insurance Corporation (“FDIC”). The FDIC limit is $250,000. At various times throughout the year, the amount on deposit may exceed the FDIC limit and subject the Fund to a credit risk. The Fund does not believe that such deposits are subject to any unusual risk associated with investment activities. The Fund may invest cash balances in an open-end Money Market Mutual Fund (“Money Market Fund”). The Money Market Fund is valued at its closing NAV. The Money Market Fund is not subject to FDIC insurance.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets over time. Although the prices of equity securities and fixed income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different real estate asset classes, the Fund is subject to correlation risk.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Shareholders May Experience Dilution. All distributions declared in cash payable to shareholders that are participants in our distribution reinvestment plan will generally be automatically reinvested in Fund shares. As a result, shareholders that do not participate in our distribution reinvestment plan may experience dilution over time.

Anti-Takeover Provisions. The Fund’s Declaration of Trust (the “Declaration of Trust”) includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. See “Anti-Takeover Provisions in the Declaration of Trust.”

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses. Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our Declaration of Trust provides that our Trustees will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. Our Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer such losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software, and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers.

Risks Related to Our Investments

Real Estate Industry Concentration Risk. The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in securities of REITs and other real estate industry issuers, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sectors, or real estate operations generally, as described below:

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Retail Properties. Retail properties are affected by shifts in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.

Hospitality Properties. Hotel properties and other properties in the hospitality real estate sector, such as motels and extended-stay properties, are affected by declines in business and leisure travel.

Healthcare and Life Sciences Properties. Healthcare and life sciences properties are affected by potential federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, and the continued availability of revenue from government reimbursement programs.

Student Housing Properties: Student housing properties are affected by seasonal leasing, cash flow risks, and are subject to unique demand drivers.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.

Residential Properties. Residential properties can be significantly affected by the national, regional and local real estate markets. This segment of the real estate industry also is sensitive to interest rate fluctuations which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. Thus, residential properties can be significantly affected by changes in government spending, consumer confidence, demographic patterns and the level of new and existing home sales.

Shopping Centers. Shopping center properties are affected by changes in the local markets where their properties are located and dependent upon the successful operations and financial condition of their major tenants.

Self-Storage Properties. Self-storage properties are affected by changes to competing local properties, consumer and small business demand for storage space, and the ability of the management team.

Other factors may contribute to the risk of real estate investments:

Development Issues. Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.

Lack of Insurance. Certain of the companies in the Fund’s portfolio may fail to carry comprehensive liability, fire, flood, wind or earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles.

Dependence on Tenants. The ability of real estate companies to make distributions to shareholders depends upon the ability of the tenants at their properties to generate enough income in excess of tenant operating expenses to make their lease payments.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.

Financing Issues. Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge.

REIT Risk. Share prices of Public REITs may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a REIT will, in fact, qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. Dividends paid by REITs may not receive preferential tax treatment afforded other dividends.

REOC Risk. Real estate operating companies (“REOCs”), like REITs, expose the Fund to the risks of the real estate market. These risks can include fluctuations in the value of underlying properties; destruction of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local economic conditions; decreases in market rates for rents; increases in vacancies; competition; property taxes; capital expenditures, or operating expenses; and other economic, political or regulatory occurrences affecting the real estate industry. REOCs may also be affected by risks similar to investments in debt securities, including changes in interest rates and the quality of credit extended. REOCs require specialized management and pay management expenses; may have less trading volume; may be subject to more abrupt or erratic price movements than the overall securities markets; and may invest in a limited number of properties, in a narrow geographic area, or in a single property type which increase the risk that the portfolio could be unfavorably affected by the poor performance of a single investment or investment type. In addition, defaults on or sales of investments that the REOC holds could reduce the cash flow needed to make distributions to investors.

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Commercial Mortgage-Backed Securities Risk. Commercial mortgage-backed securities include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property (such as office properties, retail properties, hospitality properties, industrial properties, healthcare-related properties or other types of income producing real property). Many of the risks of investing in commercial mortgage-backed securities reflect the risks of investing in the real estate securing the underlying mortgage loans, which include the risks associated with the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, the effects of and responses to infectious illness outbreaks, epidemics of pandemics, and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities depend on cash flows generated by underlying commercial real estate loans, receivables, and other assets, and can be significantly affected by changes in market and economic conditions, the availability of information regarding the underlying assets and their structures, and the creditworthiness of the borrowers or tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities. Commercial mortgage-backed securities issued by private issuers may offer higher yields than commercial mortgage-backed securities issued by government issuers, but also may be subject to greater volatility than commercial mortgage-backed securities issued by government issuers. The commercial mortgage-backed securities market may experience substantially lower valuations and greatly reduced liquidity. Commercial mortgage-backed securities held by the Fund may be subordinated to one or more other classes of securities of the same series for purposes of, among other things, establishing payment priorities and offsetting losses and other shortfalls with respect to the related underlying mortgage loans. There can be no assurance that the subordination will be sufficient on any date to offset all losses or expenses incurred by the underlying trust. The value of CMBS and other mortgage-backed securities in which the Fund may invest generally will have an inverse relationship with interest rates. Accordingly, if interest rates rise, the value of such securities will decline. In addition, to the extent that the mortgage loans which underlie specific mortgage-backed securities are pre-payable, the value of such mortgage securities may be negatively affected by increasing prepayments, which generally occur when interest rates decline.

Residential Mortgage-Backed Securities Risk. The Fund may invest certain of its assets in residential mortgage-backed securities and become a holder of RMBS. Holders of RMBS bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by residential mortgage loans. Such loans may be prepaid at any time. Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized and the securities issued in such securitization may be guaranteed or credit enhanced. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the area where the related mortgaged property is located, the borrower’s equity in the mortgaged property and the financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.

Structured Products Risk. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

Investments in structured notes involve risks, including credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.

CLO Risk. In addition to the general risks associated with real estate securities, debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof, (iv) the potential of spread compression in the underlying loans of the CLO, which could reduce credit enhancement in the CLOs and (v) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

CLO junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs.

Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.

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The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.

The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full.

Underlying Funds Risk. The Underlying Funds in which the Fund may invest are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and also may be higher than other funds that invest directly in securities. The Underlying Funds are subject to specific risks, depending on the nature of the specific Underlying Fund.

Rehypothecated Securities Risk. In connection with the use of the BNP Credit Facility for leverage, the Fund permits the lender, subject to certain conditions, to rehypothecate (i.e., lend to other counterparties) portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The terms of the BNP Credit Facility provide that the Fund continue to receive dividends and interest on rehypothecated securities. The Fund has the right under the BNP Credit Facility to recall rehypothecated securities from BNP on demand. If BNP fails to deliver a recalled security in a timely manner, the BNP Credit Facility provides for compensation by BNP to the Fund for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, for the Fund, upon notice to BNP, to reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The terms of the BNP Credit Facility pursuant to which portfolio securities pledged by the Fund are rehypothecated may provide for receipt by the Fund, either directly or indirectly through a reduction in the costs associated with the BNP Credit Facility, of a portion of the fees earned by BNP in connection with the rehypothecation of such portfolio securities. Rehypothecation by BNP of the Fund’s pledged portfolio securities entails risks, including the risk that BNP will be unable or unwilling to return rehypothecated securities, which could result in, among other things, the inability of the Fund to find suitable investments to replace the unreturned securities, thereby impairing the ability the Fund to achieve its investment objective.

Use of Leverage by the Fund. Although the Fund has the option to borrow, including through the Credit Facilities, there are significant risks that may be assumed in connection with such borrowings. Investors in the Fund should consider the various risks of financial leverage, including, without limitation, the matters described below. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including: (i) the likelihood of greater volatility of net asset value (“NAV”) of the shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders; (iii) the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the shares than if the Fund were not leveraged; and (iv) the potential for an increase in operating costs, which may reduce the Fund’s total return.

Reverse Repurchase Agreements Risk. The Fund’s use of reverse repurchase agreements involves many of the same risks involved in the Fund’s use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that the Fund has sold but remains obligated to repurchase. In addition, there is a risk that the market value of the securities retained by the Fund may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, the Fund may be adversely affected. Also, in entering into reverse repurchase agreements, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements transactions, the Fund’s NAV will decline, and, in some cases, the Fund may be worse off than if it had not used such instruments.

Use of Leverage by Underlying Funds. In addition to any borrowing utilized by the Fund, the Underlying Funds in which the Fund invests may utilize financial leverage, subject to the limitations of their charters and operative documents. In the case of Private Investment Funds, such Funds are not subject to the limitations imposed by the 1940 Act regarding the use of leverage with respect to which registered investment companies, including the Fund, are subject. In that regard, the Fund intends to limit its borrowing to an amount that does not exceed 33 1/3% of the Fund’s gross asset value. Leverage by Underlying Funds and/or the Fund has the effect of potentially increasing losses.

Valuation of Private Investment Funds. The Private Investment Funds are not publicly traded and the Fund may consider information provided by the institutional asset manager of each respective Private Investment Fund to determine the estimated value of the Fund’s investment therein. The valuation provided by an institutional asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. To determine the estimated value of the Fund’s investment in Private Investment Funds, the Adviser considers, among other things, information provided by the Private Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Investment Funds that invest primarily in publicly traded securities are more easily valued.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, the risk that the price of a preferred security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

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Convertible Securities Risk. Convertible securities are typically issued as bonds or preferred shares with the option to convert to equities. As a result, convertible securities are a hybrid that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. The market value of bonds and preferred shares tend to decline as interest rates increase. Fixed income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments as due. Convertible securities may have characteristics similar to common stocks especially when their conversion value is higher than their value as a bond. The price of equity securities into which a convertible security may convert may fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Additionally, the value of the embedded conversion option may be difficult to value and evaluate because the option does not trade separately from the convertible security.

High Yield Securities Risk. The Fund may invest in debt securities and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. High yield securities present greater risk than securities of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these securities.

Credit Risk. Credit risk is the risk that one or more loans in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the instrument experiences a decline in its financial status. While a senior position in the capital structure of a borrower or issuer may provide some protection with respect to the Fund’s investments in certain loans, losses may still occur because the market value of loans is affected by the creditworthiness of borrowers or issuers and by general economic and specific industry conditions and the Fund’s other investments will often be subordinate to other debt in the issuer’s capital structure. To the extent the Fund invests in below investment grade instruments, it will be exposed to a greater amount of credit risk than a fund which invests in investment grade securities. The prices of lower grade instruments are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade instruments. Instruments of below investment grade quality are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default.

Interest Rate Risk. The fixed-income instruments that the Fund may invest in are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments than it will for floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. After a period of historically low interest rates, the Federal Reserve has raised certain benchmark interest rates. It cannot be predicted with certainty when, or how, these policies will change, but actions by the Federal Reserve and other central bankers may have a significant effect on interest rates and on the U.S. and world economies generally. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect the Fund’s business.

Foreign Securities and Emerging Markets Risk. The Fund may have investments in foreign securities. Foreign securities have investment risks different from those associated with domestic securities. Changes in foreign economies and political climates are more likely to affect the Fund with investments in foreign securities than another fund that invests exclusively in domestic securities. The value of foreign currency denominated securities or foreign currency contracts is affected by the value of the local currency relative to the U.S. dollar. There may be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information about issuers of foreign securities.

The Fund may also invest in emerging markets, which are markets of countries in the initial stages of industrialization and have low per capita income. In addition to the risks of foreign securities in general, countries in emerging markets are more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues which could reduce liquidity.

Risks Associated with Debt Financing

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and magnify the Fund’s gains or losses.

Credit Risk. Issuers of debt securities may not make scheduled interest and principal payments, resulting in losses to the Fund. In addition, the credit quality of securities held may be lowered if an issuer’s financial condition changes.

Inflation and Interest Rate Risk. Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund and its distributions can decline.

In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio. It cannot be predicted with certainty when, or how, these policies will change, but actions by the Federal Reserve and other central bankers may have a significant effect on interest rates and on the U.S. and world economies generally. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect our business.

Due to global supply chain disruptions, a rise in energy prices, strong consumer demand as economies continue to reopen and other factors, inflation has accelerated in the U.S. and globally. Recent inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending, economic growth and portfolio companies’ operations. If such portfolio companies are unable to pass any increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to

9

pay interest and principal on their loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in a portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations.

Additionally, the Federal Reserve has raised certain benchmark interest rates in an effort to combat inflation. As such, inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy may tighten in response. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect our business.

Legal and Regulatory Risks

Compliance Failures. Apollo, certain of its affiliates, and the Sub-Advisers, are regulated entities, and any compliance failures or other inappropriate behavior by them may have a material and/or adverse effect on the Fund. The provision of investment management services is regulated in most relevant jurisdictions, and the Sub-Advisers and Apollo must maintain their regulatory authorizations to continue to be involved both in the management of the Fund’s investments and to continue their businesses generally. The Adviser’s or Sub-Advisers’ ability to source and execute investment transactions for the Fund, and investor sentiment with respect to the Fund, may be adversely affected by negative publicity arising from any regulatory compliance failures or other inappropriate behavior by any Apollo affiliate or its investment professionals.

Legal, Tax and Regulatory Risks. Legal, tax and regulatory changes could occur that may adversely affect the Fund or its portfolio companies. There has been, and it is possible that there will be, further involvement of governmental and regulatory authorities in financial markets around the world. For example, the Fund expects to make investments in a number of different industries, some of which are or may become subject to regulation by one or more governmental agencies or authorities. New and existing regulations, changing regulatory requirements and the burdens of regulatory compliance all may have an adverse effect on the performance of investments that operate in these industries.

Neither the Adviser nor Sub-Advisers can predict whether new legislation or regulation (including new tax measures) will be enacted by legislative bodies or governmental agencies, nor can either of them predict what effect such legislation or regulation might have. There can be no assurance that new legislation or regulation, including changes to existing laws and regulations, will not have an adverse effect on the Fund’s investment performance.

Possible Risk of Conflicts

Possible Competition Between Underlying Funds and Between the Fund and the Underlying Funds. The Underlying Funds trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Underlying Fund could increase the level of competition for the same trades that other Underlying Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

Allocation of Investment Opportunities Risk. The Sub-Advisers, directly or through their affiliates, may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited or where the liquidity of such investment opportunities is limited. The results of the Fund’s investment activities may differ significantly from the results achieved by such other managed investment vehicles or accounts. It is possible that one or more of such vehicles or accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Fund.

U.S. Federal Income Tax Matters

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment plan. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. The information above briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, is intended for U.S. shareholders, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state, local, or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes. See “U.S. Federal Income Tax Matters.”

Distribution Policy and Dividend Reinvestment Plan

The Fund’s distribution policy is to make quarterly distributions to shareholders. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment plan. Shareholders who elect not to participate in the Fund’s dividend reinvestment plan will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Distribution Policy and Dividend Reinvestment Plan.”

10

Custodian

UMB Bank, n.a. (“Custodian”) serves as the Fund’s custodian. See “Management of the Fund.”

SUMMARY OF FUND EXPENSES

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. “Other Expenses” are estimated for the current year and may vary. You may qualify for sales load discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $100,000 in the Fund. More information about these and other discounts is available from your financial professional and in “Purchase Terms” starting on page 49 of this prospectus. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 38 of this prospectus. Actual fees and expenses may be greater or less than those shown.

Shareholder Transaction Expenses	Class A	Class C	Class I	Class L
Maximum Sales Load (as a percent of offering price)	5.75%	None	None	4.25%
Contingent Deferred Sales Charge[1]	None	1.00%	None	None

Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.50%	1.50%	1.50%	1.50%
Interest Payments on Borrowed Funds[2]	0.57%	0.57%	0.57%	0.57%
Other Expenses[3]	0.42%	1.18%	0.18%	0.68%
Shareholder Servicing Expenses	0.25%	0.25%	None	0.25%
Distribution Fee[4]	None	0.75%	None	0.25%
Remaining Other Expenses	0.17%	0.18%	0.18%	0.18%
Total Annual Expenses[5]	2.49%	3.25%	2.25%	2.75%
Fee Waiver and/or Expense Reimbursement[6]	(0.01)%	(0.02)%	(0.02)%	0.00%
Total Annual Expenses After Fee Waiver and/or Expense Reimbursement	2.48%	3.23%	2.23%	2.75%[7]

[1]	Class C shareholders may be subject to a contingent deferred sales charge on shares repurchased during the first 365 days after their purchase.
[2]

“Interest payments on borrowed funds” is based on the interest rate currently in effect with respect to the Credit Facilities and includes the ongoing commitment fees payable under the terms of the Credit Facilities.

[3]

Other Expenses represents the Fund expenses as they are calculated in the Fund’s Annual Report. Other Expenses does not include the indirect fees and expenses of the underlying Private Investment Funds that are treated as REITs, as discussed further in footnote 5 below. The Fund’s Other Expenses will increase as a percentage of the Fund’s average net assets if the Fund’s assets decrease. Actual fees and expenses may be greater or less than those shown. The expenses in this fee table may not correlate to the expense ratio in the Fund’s financial highlights due to certain adjustments.

[4]

Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the average daily net assets attributable to Class C shares and is payable on a monthly basis. Class L shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the average daily net assets attributable to Class L shares and is payable on a monthly basis. See “Plan of Distribution.”

[5]

Total Annual Expenses do not include the indirect fees and expenses of the Private Investment Funds that are treated as REITs. The indirect fees and expenses of the Private Investment Funds typically range from 0.80% to 1.00% on an annual basis and include management fees, administration fees and professional and other direct, fixed fees and expenses of the Private Investment Funds.

[6]

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.91%, 2.66%,1.66%, and 2.16% per annum of the Fund’s average daily net assets attributable to Class A, Class C, Class I and Class L shares, respectively (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect, at least until May 31, 2026, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days written notice to the Adviser. After May 31, 2026, the Expense Limitation Agreement may be renewed at the Adviser’s discretion.

[7]

Total Annual Expenses for Class L in the fee table above does not match the total annual expenses for Class L as presented in the Fund’s financial statements for the period ended September 30, 2024 because “Shareholder Servicing Expenses” and “Distribution Fee” are reflected at contractual fee rates in the table above.

11

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return (the example assumes the Fund’s Expense Limitation Agreement will remain in effect for only one year):

Share Class	1 Year	3 Years	5 Years	10 Years
Class A	$81	$130	$182	$323
Class C	$33	$100	$169	$354
Class I	$23	$70	$120	$258
Class L	$69	$124	$182	$337

The following example illustrates the hypothetical expenses that you would pay on $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return (the Example assumes the Fund’s Expense Limitation Agreement will remain in effect for only one year), and you redeemed your shares in full at the end of such period.

Share Class	1 Year	3 Years	5 Years	10 Years
Class C	$43*	$100	$169	$354

*

If the Contingent Deferred Sales Charge applies. See “Contingent Deferred Sales Charge” under “Quarterly Repurchases of Shares.” If the Contingent Deferred Sales Charge does not apply, the hypothetical expenses you would pay on $1,000 investment in Class C shares would be $33, assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and you redeemed your shares in full at the end of the 1 Year period.

Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee. However, if shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by SS&C, which is currently $5. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for shares of the Fund. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements, which have been audited by Cohen & Company, Ltd., an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated September 30, 2024. The financial data in the table, prior to the fiscal year ended September 30, 2024, was audited by another independent registered public accounting firm. To request the Fund’s Annual or Semi-Annual Report, please call 1-888-926-2688. The table below sets forth financial data for one Class A share, one Class C share, one Class I share and one Class L share of beneficial interest outstanding throughout the period presented.

12

APOLLO DIVERSIFIED REAL ESTATE FUND – CLASS A	FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Years Presented

	For the Year Ended September 30, 2024	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020
Net asset value, beginning of year	$25.45	$28.93	$27.67	$24.93	$27.36

INCOME FROM INVESTMENT OPERATIONS:
Net investment income(a)	0.25	0.48	0.35	0.39	0.38
Net realized and unrealized gain/(loss)	1.52	(2.53)	2.47	3.74	(1.46)
Total from investment operations	1.77	(2.05)	2.82	4.13	(1.08)

DISTRIBUTIONS:
From net investment income	(0.12)	—	(0.04)	(0.15)	(0.36)
From net realized gain on investments	—	—	(0.39)	(0.19)	—
Return of capital	(1.22)	(1.43)	(1.13)	(1.05)	(0.99)
Total distributions(b)	(1.34)	(1.43)	(1.56)	(1.39)	(1.35)

Net increase/(decrease) in net asset value	0.43	(3.48)	1.26	2.74	(2.43)
Net asset value, end of year	$25.88	$25.45	$28.93	$27.67	$24.93
TOTAL RETURN(c)	7.18%	(7.27)%	10.19%	17.00%	(3.96)%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000s)	$550,333	$640,222	$756,171	$719,324	$735,511
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees(d)	2.49%	2.03%	1.98%	1.97%	1.95%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees(d)	2.48%	2.03%	1.98%	1.98%	1.97%
Ratio of net investment income to average net assets including fee waivers and reimbursements(d)(e)	0.99%	1.74%	1.16%	1.48%	1.45%
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees(d)	1.92%	1.87%	1.87%	1.89%	1.89%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees(d)	1.91%	1.87%	1.87%	1.90%	1.91%
Ratio of net investment income to average net assets excluding fee waivers and reimbursements(d)(e)	1.55%	1.90%	1.27%	1.57%	1.53%
Portfolio turnover rate	15%	16%	19%	42%	51%

(a)	Calculated using the average shares method.
(b)

Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The characteristics of the Fund’s distributions may include net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(c)

Total returns are for the period indicated. Total returns would have been lower/higher had certain expenses not been waived or recouped by the Adviser during the years ended September 30, 2020, 2021, and September 30, 2024. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Total return does not include sales load.

(d)

The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(e)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investments in which the Fund invests.

13

APOLLO DIVERSIFIED REAL ESTATE FUND – CLASS A	FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Years Presented

	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018	For the Year Ended September 30, 2017	For the Year Ended September 30, 2016	For the Year Ended September 30, 2015
Net asset value, beginning of year	$26.94	$26.65	$26.63	$25.97	$25.31

INCOME FROM INVESTMENT OPERATIONS:
Net investment income(a)	0.39	0.38	0.28	0.24	0.09
Net realized and unrealized gain	1.46	1.32	1.14	1.81	1.90
Total from investment operations	1.85	1.70	1.42	2.05	1.99

DISTRIBUTIONS:
From net investment income	—	—	—	(0.02)	—
From net realized gain on investments	(0.54)	(0.20)	(0.30)	(0.32)	(0.32)
Return of capital	(0.89)	(1.21)	(1.10)	(1.05)	(1.01)
Total distributions(b)	(1.43)	(1.41)	(1.40)	(1.39)	(1.33)

Net increase in net asset value	0.42	0.29	0.02	0.66	0.66
Net asset value, end of year	$27.36	$26.94	$26.65	$26.63	$25.97
TOTAL RETURN(c)	7.05%	6.54%	5.47%	8.07%	8.03%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000s)	$879,401	$714,880	$639,448	$510,251	$130,847
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees(d)	1.94%	2.11%	2.29%	2.41%	2.82%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees(d)	1.96%	2.11%	2.23%	2.23%	1.94%
Ratio of net investment income to average net assets(d)(e)	1.43%	1.41%	1.06%	0.92%	0.35%
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees(d)	1.89%	1.91%	1.97%	2.09%	2.79%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees(d)	1.91%	1.91%	1.91%	1.91%	1.91%
Ratio of net investment income to average net assets excluding fee waivers and reimbursements(d)(e)	1.50%	1.61%	1.31%	1.05%	0.38%
Portfolio turnover rate	22%	15%	11%	8%	29%

(a)	Calculated using the average shares method.
(b)

Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The Fund can have distributions from net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(c)

Total returns are for the period indicated and do not reflect the impact of sales charge. Total returns would have been lower had certain expenses not been waived during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(d)

The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(e)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.

14

APOLLO DIVERSIFIED REAL ESTATE FUND – CLASS C	FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Years Presented

	For the Year Ended September 30, 2024	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020
Net asset value, beginning of year	$23.96	$27.44	$26.44	$24.00	$26.54

INCOME FROM INVESTMENT OPERATIONS:
Net investment income(a)	0.06	0.26	0.12	0.18	0.18
Net realized and unrealized gain/(loss)	1.40	(2.39)	2.36	3.59	(1.41)
Total from investment operations	1.46	(2.13)	2.48	3.77	(1.23)

DISTRIBUTIONS:
From net investment income	(0.11)	—	(0.03)	(0.13)	(0.35)
From net realized gain on investments	—	—	(0.39)	(0.19)	—
Return of capital	(1.14)	(1.35)	(1.06)	(1.01)	(0.96)
Total distributions(b)	(1.25)	(1.35)	(1.48)	(1.33)	(1.31)

Net increase/(decrease) in net asset value	0.21	(3.48)	1.00	2.44	(2.54)
Net asset value, end of year	$24.17	$23.96	$27.44	$26.44	$24.00
TOTAL RETURN(c)	6.32%	(7.95)%	9.38%	16.13%	(4.68)%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000s)	$408,799	$469,153	$572,528	$513,220	$499,225
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees(d)	3.25%	2.79%	2.73%	2.72%	2.71%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees(d)	3.23%	2.79%	2.73%	2.73%	2.72%
Ratio of net investment income to average net assets including fee waivers and reimbursements(d)(e)	0.24%	0.98%	0.41%	0.72%	0.71%
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees(d)	2.68%	2.63%	2.62%	2.64%	2.65%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees(d)	2.66%	2.63%	2.62%	2.65%	2.66%
Ratio of net investment income to average net assets excluding fee waivers and reimbursements(d)(e)	0.80%	1.14%	0.52%	0.81%	0.78%
Portfolio turnover rate	15%	16%	19%	42%	51%

(a)	Calculated using the average shares method.
(b)

Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The characteristics of the Fund’s distributions may include net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(c)

Total returns are for the period indicated. Total returns would have been lower/higher had certain expenses not been waived or recouped by the Adviser during the years ended September 30, 2020, 2021, and September 30, 2024. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Total return does not include sales load.

(d)

The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(e)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investments in which the Fund invests.

15

APOLLO DIVERSIFIED REAL ESTATE FUND – CLASS C	FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Years or Periods Presented

	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018	For the Year Ended September 30, 2017	For the Year Ended September 30, 2016	For the Period Ended September 30, 2015(a)
Net asset value, beginning of year or period	$26.33	$26.24	$26.42	$25.95	$26.20

INCOME FROM INVESTMENT OPERATIONS:
Net investment income(b)	0.18	0.17	0.08	0.04	0.00	(c)
Net realized and unrealized gain	1.42	1.31	1.12	1.82	0.09
Total from investment operations	1.60	1.48	1.20	1.86	0.09

DISTRIBUTIONS:
From net investment income	—	—	—	(0.03)	—
From net realized gain on investments	(0.52)	(0.20)	(0.30)	(0.32)	—
Return of capital	(0.87)	(1.19)	(1.08)	(1.04)	(0.34)
Total distributions(d)	(1.39)	(1.39)	(1.38)	(1.39)	(0.34)

Net increase/(decrease) in net asset value	0.21	0.09	(0.18)	0.47	(0.25)
Net asset value, end of year or period	$26.54	$26.33	$26.24	$26.42	$25.95
TOTAL RETURN(e)	6.24%	5.76%	4.68%	7.30%	0.34%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year or period (000s)	$536,289	$470,711	$445,191	$302,319	$13,547
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees(f)	2.70%	2.86%	3.04%	3.18%	3.32	%(g)
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (f)	2.72%	2.86%	2.98%	2.98%	2.69	%(g)
Ratio of net investment income to average net assets(f)(h)	0.68%	0.66%	0.30%	0.17%	0.00	%(g)(i)
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees(f)	2.64%	2.66%	2.72%	2.86%	3.29	%(g)
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees(f)	2.66%	2.66%	2.66%	2.66%	2.66	%(g)
Ratio of net investment income to average net assets excluding fee waivers and reimbursements(f)(h)	0.76%	0.86%	0.56%	0.29%	0.03	%(g)
Portfolio turnover rate(j)	22%	15%	11%	8%	29%

(a)	The Fund’s Class C shares commenced operations on August 10, 2015.
(b)	Calculated using the average shares method.
(c)	Less than $0.005 per share.
(d)

Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The Fund can have distributions from net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(e)

Total returns are for the period indicated and have not been annualized for periods less than a year and do not reflect the impact of sales charge. Total returns would have been lower had certain expenses not been waived during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(f)

The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(g)	Annualized.
(h)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.
(i)	Less than 0.005%.
(j)	Portfolio turnover rate for periods less than one full year has not been annualized and is calculated at the Fund level.

16

APOLLO DIVERSIFIED REAL ESTATE FUND – CLASS I	FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Years Presented

	For the Year Ended September 30, 2024	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020
Net asset value, beginning of year	$25.98	$29.45	$28.10	$25.25	$27.65

INCOME FROM INVESTMENT OPERATIONS:
Net investment income(a)	0.32	0.56	0.44	0.46	0.45
Net realized and unrealized gain/(loss)	1.56	(2.57)	2.49	3.80	(1.48)
Total from investment operations	1.88	(2.01)	2.93	4.26	(1.03)

DISTRIBUTIONS:
From net investment income	(0.12)	—	(0.05)	(0.15)	(0.37)
From net realized gain on investments	—	—	(0.39)	(0.19)	—
Return of capital	(1.25)	(1.46)	(1.14)	(1.07)	(1.00)
Total distributions(b)	(1.37)	(1.46)	(1.58)	(1.41)	(1.37)

Net increase/(decrease) in net asset value	0.51	(3.47)	1.35	2.85	(2.40)
Net asset value, end of year	$26.49	$25.98	$29.45	$28.10	$25.25
TOTAL RETURN(c)	7.47%	(7.00)%	10.45%	17.31%	(3.75)%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000s)	$2,417,747	$2,693,671	$3,125,198	$1,947,652	$1,624,344
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees(d)	2.25%	1.78%	1.71%	1.72%	1.71%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	2.23%	1.78%	1.71%	1.73%	1.72%
Ratio of net investment income to average net assets including fee waivers and reimbursements(d)(e)	1.24%	1.99%	1.45%	1.72%	1.71%
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees(d)	1.68%	1.62%	1.60%	1.65%	1.65%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees(d)	1.66%	1.62%	1.60%	1.66%	1.66%
Ratio of net investment income to average net assets excluding fee waivers and reimbursements(d)(e)	1.80%	2.15%	1.56%	1.80%	1.79%
Portfolio turnover rate	15%	16%	19%	42%	51%

(a)	Calculated using the average shares method.
(b)

Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The characteristics of the Fund’s distributions may include net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(c)

Total returns are for the period indicated. Total returns would have been lower/higher had certain expenses not been waived or recouped by the Adviser during the years ended September 30, 2020, 2021, and September 30, 2024. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Total return does not include sales load.

(d)

The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(e)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investments in which the Fund invests.

17

APOLLO DIVERSIFIED REAL ESTATE FUND – CLASS I	FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Years or Periods Presented

	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018	For the Year Ended September 30, 2017	For the Year Ended September 30, 2016	For the Period Ended September 30, 2015(a)
Net asset value,beginning of year or period	$27.16	$26.80	$26.71	$25.98	$26.20

INCOME FROM INVESTMENT OPERATIONS:
Net investment income(b)	0.46	0.45	0.35	0.31	0.03
Net realized and unrealized gain	1.48	1.33	1.15	1.82	0.09
Total from investment operations	1.94	1.78	1.50	2.13	0.12

DISTRIBUTIONS:
From net investment income	—	—	—	(0.03)	—
From net realized gain on investments	(0.55)	(0.20)	(0.30)	(0.32)	—
Return of capital	(0.90)	(1.22)	(1.11)	(1.05)	(0.34)
Total distributions(c)	(1.45)	(1.42)	(1.41)	(1.40)	(0.34)

Net increase/(decrease) in net asset value	0.49	0.36	0.09	0.73	(0.22)
Net asset value, end of year or period	$27.65	$27.16	$26.80	$26.71	$25.98
TOTAL RETURN(d)	7.30%	6.81%	5.75%	8.35%	0.46%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year or period (000s)	$1,473,477	$992,272	$657,954	$353,907	$74,095
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees(e)	1.70%	1.86%	2.04%	2.17%	2.20	%(f)
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (e)	1.71%	1.86%	1.97%	1.98%	1.69	%(f)
Ratio of net investment income to average net assets(e)(g)	1.69%	1.67%	1.31%	1.16%	0.71	%(f)
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees(e)	1.65%	1.66%	1.73%	1.85%	2.17	%(f)
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees(e)	1.66%	1.66%	1.66%	1.66%	1.66	%(f)
Ratio of net investment income to average net assets excluding fee waivers and reimbursements(e)(g)	1.76%	1.87%	1.55%	1.30%	0.74	%(f)
Portfolio turnover rate(h)	22%	15%	11%	8%	29%

(a)	The Fund’s Class I shares commenced operations on August 10, 2015.
(b)	Calculated using the average shares method.
(c)

Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The Fund can have distributions from net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(d)

Total returns are for the period indicated and have not been annualized for periods less than a year and do not reflect the impact of sales charge. Total returns would have been lower had certain expenses not been waived during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(e)

The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(f)	Annualized.
(g)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.
(h)	Portfolio turnover rate for periods less than one full year has not been annualized and is calculated at the Fund level.

18

APOLLO DIVERSIFIED REAL ESTATE FUND – CLASS L	FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Years Presented

	For the Year Ended September 30, 2024	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020
Net asset value, beginning of year	$25.09	$28.58	$27.40	$24.74	$27.22

INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	0.19	0.41	0.27	0.32	0.31
Net realized and unrealized gain/(loss)	1.48	(2.49)	2.45	3.71	(1.45)
Total from investment operations	1.67	(2.08)	2.72	4.03	(1.14)

DISTRIBUTIONS:
From net investment income	(0.11)	—	(0.04)	(0.14)	(0.35)
From net realized gain on investments	—	—	(0.39)	(0.19)	—
Return of capital	(1.20)	(1.41)	(1.11)	(1.04)	(0.99)
Total distributions (b)	(1.31)	(1.41)	(1.54)	(1.37)	(1.34)

Net increase/(decrease) in net asset value	0.36	(3.49)	1.18	2.66	(2.48)
Net asset value, end of year	$25.45	$25.09	$28.58	$27.40	$24.74
TOTAL RETURN (c)	6.91%	(7.46)%	9.93%	16.75%	(4.20)%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000s)	$79,780	$86,118	$100,675	$88,449	$78,213
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	2.73%	2.27%	2.21%	2.21%	2.20%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	2.73%	2.27%	2.21%	2.21%	2.20%
Ratio of net investment income to average net assets including fee waivers and reimbursements (d)(e)	0.75%	1.50%	0.93%	1.24%	1.19%
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	2.15%	2.11%	2.10%	2.13%	2.14%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	2.15%	2.11%	2.10%	2.13%	2.14%
Ratio of net investment income to average net assets excluding fee waivers and reimbursements (d)(e)	1.33%	1.66%	1.04%	1.32%	1.25%
Portfolio turnover rate	15%	16%	19%	42%	51%

(a)	Calculated using the average shares method.
(b)

Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The characteristics of the Fund’s distributions may include net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(c)

Total returns are for the period indicated. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Total return does not include sales load.

(d)

The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(e)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investments in which the Fund invests.

19

APOLLO DIVERSIFIED REAL ESTATE FUND – CLASS L	FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Years or Periods Presented

	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018	For the Period Ended September 30, 2017(a)
Net asset value, beginning of year or period	$26.87	$26.64	$26.63

INCOME FROM INVESTMENT OPERATIONS:
Net investment income(b)	0.33	0.32	0.12
Net realized and unrealized gain	1.45	1.32	0.59
Total from investment operations	1.78	1.64	0.71

DISTRIBUTIONS:
From net realized gain on investments	(0.54)	(0.20)	(0.15)
Return of capital	(0.89)	(1.21)	(0.55)
Total distributions(c)	(1.43)	(1.41)	(0.70)

Net increase in net asset value	0.35	0.23	0.01
Net asset value, end of year or period	$27.22	$26.87	$26.64
TOTAL RETURN(d)	6.77%	6.30%	2.70%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year or period(000s)	$100,151	$45,853	$13,833
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees(e)	2.19%	2.34%	2.44	%(f)
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (e)	2.19%	2.35%	2.39	%(f)
Ratio of net investment income to average net assets(e)(g)	1.23%	1.19%	1.05	%(f)
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees(e)	2.14%	2.16%	2.21	%(f)
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees(e)	2.14%	2.16%	2.16	%(f)
Ratio of net investment income to average net assets excluding fee waivers and reimbursements(e)(g)	1.28%	1.39%	1.23	%(f)
Portfolio turnover rate(h)	22%	15%	11%

(a)	The Fund’s Class L shares commenced operations on April 25, 2017.
(b)	Calculated using the average shares method.
(c)

Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The Fund can have distributions from net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(d)

Total returns are for the period indicated and have not been annualized for periods less than a year and do not reflect the impact of sales charge. Total returns would have been lower had certain expenses not been waived during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(e)

The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(f)	Annualized.
(g)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.
(h)	Portfolio turnover rate for periods less than one full year has not been annualized and is calculated at the Fund level.

20

APOLLO DIVERSIFIED REAL ESTATE FUND	FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Years or Periods Presented

Information about the Fund’s senior securities is shown in the following table:

	For the Year Ended September 30, 2024	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020
Lines of Credit Total Amount Outstanding (000’s)	$399,200	$211,750	$172,750	$139,000	N/A
Asset Coverage Per $1,000 of Lines of Credit Outstanding(a)	$12,284	$24,755	$35,648	$32,691	N/A

	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018	For the Year Ended September 30, 2017	For the Year Ended September 30, 2016	For the Year Ended September 30, 2015
Lines of Credit Total Amount Outstanding (000’s)	N/A	N/A	$69,500	$214,500	16,000
Asset Coverage Per $1,000 of Lines of Credit Outstanding(a)	N/A	N/A	$27,956	$6,438	14,656

(a)

Calculated by subtracting the Fund’s total liabilities (excluding the indebtedness represented by the Lines of Credit) from the Fund’s total assets and dividing by the total amount outstanding on the Lines of Credit. The Asset Coverage ratio is then multiplied by $1,000 to determine the “Asset Coverage Per $1,000 of Lines of Credit Outstanding.”

21

USE OF PROCEEDS

The net proceeds of the continuous offering of shares, after payment of any applicable sales load, will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt. The Fund will pay offering expenses incurred with respect to its continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed income mutual funds. Investors should expect, therefore, that, before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate.

THE FUND

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on November 5, 2013. The Fund’s principal office is located at 9 West 57th Street, New York, New York 10019, and its telephone number is 1-888-926-2688.

OFFERING OF FUND SHARES

The Fund, as noted above, is a diversified, closed-end management investment company registered as such under the 1940 Act. The Fund is operated as an interval fund pursuant to Rule 23c-3 under the 1940 Act. The offering of the classes of shares of beneficial interest of the Fund is conducted on a continuous basis in accordance with the terms set forth in this prospectus and in accordance with U.S. securities laws. The offering for this Fund is not intended as a public offer in any jurisdiction outside of the United States, and, as such, the Fund is not publicly registered with any authority(ies) located outside of the United States. No sale of any class of shares of beneficial interest of the Fund will be made in any jurisdiction in which such sale is not authorized or permitted by an exemption, and no such sale will be made to any person to whom it is unlawful to make any such sale.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets.

The Fund pursues its investment objective by strategically investing across private institutional real estate investment funds as well as a diversified set of public real estate securities. This approach enables the Adviser to allocate between public and private real estate securities, and allows the Fund to invest across a diversified set of investment managers and strategies as well as providing investment exposure across property types and geographies. Under normal circumstances, at least 80% of the Fund’s net assets plus borrowings for investment purposes will be invested in real estate securities, primarily in Private Investment Funds, selected by the Adviser, in conjunction with the Private Sub-Adviser. The Fund will also invest directly in publicly traded income producing equity selected by the Public Sub-Adviser. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests over 25% of its assets in real estate securities.

The Fund defines real estate securities to include common stock, preferred equity, partnership or similar interests, convertible or non-convertible preferred stock, and convertible or non-convertible secured or unsecured debt issued by: Private Investment Funds; publicly traded real estate securities such as Public REITs; Public REOCs; ETFs; Index Funds; and Other Investment Vehicles. “Real estate securities” also includes CMBS, RMBS and other real estate credit investments such as CLOs and other structured products collateralized by real estate credit. The Portfolio Managers of the Fund consider an issuer to be principally invested in real estate if 50% or more of its assets are attributable to ownership, construction, management or sale of real estate.

The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of real estate securities across two major categories – Private Investment Funds and publicly traded real estate securities. By investing in the Fund, the Adviser expects that shareholders may realize (either directly or indirectly) the following potential benefits:

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Access to Institutional Managers — Many of the Private Investment Funds in which the Fund invests are intended for large, institutional investors and have a large minimum investment size and other investor criteria that might otherwise limit their availability to individual, non-institutional investors. Thus, the Fund enables investors to invest in Private Investment Funds managed by leading institutional investment managers that may not be otherwise available to individual, non-institutional investors.

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Multi-Strategy, Multi-Manager Investment Strategy — Given the investment strategy of the Fund, investors are able to execute a multi-strategy, multi-manager, multi-sector strategy by making a single investment in the Fund, whereas due to the large minimums of many of the Private Investment Funds in which the Fund invests, such a strategy may not otherwise be feasible to the individual investor.

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More Attractive Investment Terms — By taking advantage of volume and other discounts that typically are not available to individual investors, the Adviser believes that the Fund may be able to provide certain economies of scale to investors through a reduction in the fees charged by the Private Investment Funds in which the Fund invests and which may not otherwise be permitted or available to individual investors.

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Customized Public Market Strategy in line with Fund Objectives – CenterSquare has managed a U.S. REIT strategy focused on providing current income and long-term capital appreciation since 1995. The Fund provides access to CenterSquare’s proprietary investment process, which typically is reserved for institutional investors and seeks to identify real estate securities that are undervalued relative to their peers.

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The Fund may invest in debt securities of any duration, maturity, or credit quality, including high yield securities. The Fund may also invest in issuers in foreign and emerging markets.

Credit Facilities & Securities Lending

The Fund has entered into the Credit Facilities for the purpose of investment purchases subject to the limitations of the 1940 Act for borrowings.

As collateral for the Credit Facilities, the Fund grants the Banks a first position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts.

The BNP Credit Facility also permits, subject to certain conditions, BNP to rehypothecate portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The Fund continues to receive dividends and interest on rehypothecated securities. The Fund also has the right under the BNP Credit Facility to recall the rehypothecated securities from BNP on demand. If BNP fails to deliver the recalled security in a timely manner, the Fund will be compensated by BNP for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, the Fund, upon notice to BNP, may reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The Fund may not benefit from any future appreciation of any such security not returned to the Fund. The Fund may receive a portion of the fees earned by BNP in connection with the rehypothecation of portfolio securities. This rehypothecation provision of the BNP Credit Facility is intended to permit the Fund to reduce the cost of its borrowings under the BNP Credit Facility.

The SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental investment policies of the Fund under the heading “Investment Objective and Policies.”

Fund’s Target Investment Portfolio

The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of ‘best in class’ real estate securities across two major categories – Private Investment Funds and publicly traded real estate securities. The Fund may also invest in ETFs, Index Funds, and Other Investment Vehicles, as well as other publicly traded income producing equity and debt securities. The term “best-in-class” refers to Private Investment Funds, Public REITs, Public REOCs, ETFs, Index Funds, and Other Investment Vehicles that the Adviser has identified as likely providing above average risk adjusted returns based on information provided through the Adviser’s selection process. The Adviser may also select agency and non-agency CMBS and RMBS and real estate credit investments such as CLOs and other structured credit products in each case, relating to real estate-related companies or assets.

The Adviser, in conjunction with the Sub-Advisers, employs a regimen of quantitative and qualitative criteria in its selection process to arrive at a universe of investments that the Adviser considers to be ‘best in class.’ By combining historical quantitative analysis with a sound knowledge of key qualitative attributes, the Adviser, in conjunction with the Sub-Advisers, will evaluate a prospective investment’s potential for generating sustainable, positive, risk-adjusted returns under a wide variety of market conditions. The Adviser is assisted in the ongoing monitoring and maintenance of its research database by the Sub-Advisers whom employ systematic monitoring practices of the private fund management marketplace as well as the publicly traded equity and debt markets.

Utilizing Apollo’s platform, the Adviser engages in a process of sourcing, screening, pricing, review, selection and monitoring of potential real estate credit investments for the Fund. The Adviser leverages the Apollo platform to conduct both fundamental and quantitative analyses of the real estate credit investment universe, focusing on location, property condition, loan structure and sponsor quality, among other factors.

Private Investment Funds. Private Investment Funds are investment funds that invest primarily in real estate or real estate debt and are managed by institutional investment managers with expertise in investing in real estate and real estate-related securities. Due to sizable minimum investment requirements and selective investor qualification criteria, many Private Investment Funds limit their direct investors to mainly institutions such as endowments and pension funds. The Fund allows investors to gain access to Private Investment Funds that may not otherwise be available to individual investors. Further, due to the Fund’s multi-manager, multi-sector, and multi-strategy approach, investors can gain access to a broad range of strategies and sectors in real estate and real estate-related securities. The Fund may invest up to 10% of its assets in private funds employing hedging strategies (commonly known as “hedge funds”, i.e., investment funds that would be investment companies but for the exemptions under Rule 3(c)(1) or 3(c)(7) under the 1940 Act).

REITs. The Fund may invest in REITs, both directly and through its investments in Private Investment Funds. REITs are investment vehicles that invest primarily in income-producing real estate or mortgages and other real estate-related loans or interests. Public REITs are listed on major stock exchanges, such as the NYSE and NASDAQ.

REOCs. The Fund may invest in REOCs, both directly and through its investments in Private Investment Funds. REOCs are companies that invest in real estate and whose shares trade on a public exchange. A REOC is similar to a REIT, except that a REOC will reinvest its earnings, rather than distributing them to unit holders as REITs do.

Exchange Traded Funds. ETFs are traded similarly to stocks and listed on major stock exchanges. Potential benefits of ETFs include diversification, cost and tax efficiency, liquidity, marginability, utility for hedging, the ability to go long and short, and (in some cases) quarterly dividends. An ETF may attempt to track a particular market segment or index.

Index Funds. An Index Fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index, such as the National Association of Real Estate Investment Trusts (NAREIT) Index or the MSCI REIT Index. Index Funds are typically not actively managed, and potential benefits include low operating expenses, broad market exposure and low portfolio turnover.

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CLOs. A CLO is a type of structured product that issues securities collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, second lien loans, and subordinate corporate loans. The underlying loans may be rated below investment grade by a rating agency. A CLO is not merely a conduit to a portfolio of loans; it is a pooled investment vehicle that may be actively managed by the collateral manager.

CMBS. CMBS include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property. Many of the risks of investing in CMBS reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments and the ability of a property to attract and retain tenants. CMBS may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed instruments.

RMBS. RMBS include securities that reflect an interest in, and are secured by, mortgage loans on residential real property. Similar to the risks of investing in CMBS, many of the risks of investing in RMBS reflect the risks of investing in the real estate securing the underlying mortgage loans. RMBS are particularly susceptible to prepayment risks, as residential mortgage loans generally do not impose prepayment penalties.

Reverse Repurchase Agreements. The Fund may enter into reverse repurchase agreements, which are forms of borrowing. In a reverse repurchase agreement, the Fund sells a security to a securities dealer or bank for cash and also agrees to repurchase the same security at an agreed upon price on an agreed upon date. Reverse repurchase agreements expose the Fund to credit risk (that is, the risk that the counterparty will fail to resell the security to the Fund). Engaging in reverse repurchase agreements also may involve the use of leverage, in that the Fund may reinvest the cash it receives in additional securities.

Under a reverse repurchase agreement, the Fund sells securities to a bank or broker dealer and agrees to repurchase the securities at a mutually agreed future date and price. Generally, the effect of a reverse repurchase agreement is that the Fund can recover and reinvest all or most of the cash invested in the portfolio securities involved during the term of the agreement and still be entitled to the returns associated with those portfolio securities, thereby resulting in a transaction similar to a borrowing and giving rise to leverage for the Fund. The Fund will incur interest expense as a cost of utilizing reverse repurchase agreements. In the event the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the Fund’s use of the proceeds of the agreement may be restricted pending a determination by the other party, or its trustee or receiver, whether to enforce the Fund’s obligation to repurchase the securities.

Other Investment Vehicles. The Fund may make investments in other investment vehicles such as closed-end funds, mutual funds and unregistered funds that invest principally, directly or indirectly, in real estate. Shares of closed-end funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter markets.

Criteria Used in Selecting Private Investment Funds

The Adviser, in conjunction with Aon Investments, will use both a quantitative screening process and a qualitative selection process when selecting securities for investment by the Fund in connection with its strategy.

The Fund utilizes a multi-manager, multi-sector, and multi-strategy approach. The Adviser, with assistance from Aon Investments, selects Private Investment Funds believed to have the best risk adjusted return prospects from a peer group of issuers in a particular real estate sector with similar market capitalization and/or credit quality. When constructing and balancing the Fund’s portfolio, the Adviser selects Private Investment Funds that it believes have relatively low volatility and will not be highly correlated to the broader equity or fixed income markets.

Aon Investments conducts on-going research on various real estate investment managers and investment options in order to establish a selection of investments to fulfill the Fund’s investment objective as well as to provide the Adviser information to make ongoing portfolio management decisions. By combining historical quantitative analysis with a sound knowledge of key qualitative attributes, the Adviser will evaluate a prospective investment’s potential for generating sustainable, positive, risk-adjusted returns under a wide variety of market conditions.

On-going monitoring of the Fund’s investments is utilized to assist the Adviser in maintaining portfolio allocations and managing cash in-flows and outflows. The Adviser may strategically rebalance its investment strategies according to the current market conditions, but will remain true to its fundamental analysis with respect to real estate asset class and sector risk over time. The Adviser manages investments over a long-term time horizon while being mindful of the historical context of the markets.

Investment Strategy – Multi-Manager Diversification

The Fund employs a multi-manager approach by identifying and investing with various institutional asset managers with expertise in managing portfolios of real estate and real estate-related securities. Many of the Private Investment Funds have large minimum investment size and stringent investor qualification criteria intended to limit their direct investors to mainly institutions such as endowments and pension funds - as such, the Fund enables investors to invest with institutional investment managers that may not be otherwise permitted or available to them.

In addition to pursuing a multi-manager approach, the Fund employs a multi-strategy approach in an attempt to diversify the risk-reward profiles and the underlying types of real estate in which it invests, with the strategies noted below. Because each real estate strategy performs differently throughout the overall real estate and economic cycle, investment strategies that include multiple strategies generally have lower volatility than single strategy funds. Thus, a multi-strategy approach should assist the Fund in achieving its objective of lower portfolio volatility as well as lower correlation with the broader markets.

Core. The Fund’s ‘core’ strategy targets high-quality portfolios with real estate assets that provide relatively lower and more stable returns. Such investments are typically located in primary markets and in the main property types (retail, office, industrial and multi-family). Properties are stable, well-maintained, well-leased and often of the Class A variety. For example, office properties, including life sciences, tend to be Class A buildings with investment grade tenants. Multifamily properties are usually in major metropolitan cities with higher rental rates. Retail would typically be more traditional neighborhood and community strip-mall centers, as well as regional and super regional malls. The Adviser believes

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that warehouse and research and development properties in strong distribution centers typically provide the opportunity for predictable cash flow within the industrial sector. Class A properties are the most prestigious buildings competing for premier tenants with rents above average for the area.

Core Plus. The Fund’s ‘core plus’ strategy seeks moderate risk portfolios with real estate that provides moderate returns. Such investments are predominantly core but with an emphasis on a modest value add management approach. A core plus portfolio requires slightly more complex financial structuring and management intensive focus than core portfolio of investments. Focus is on the main property types, in both primary and secondary markets, in Class A or lower quality buildings that require some form of enhancement (i.e. repositioning, redevelopment and/or releasing). In comparison, a Class B property may be renovated and/or in good condition, potentially smaller in size, in a good location in a primary or secondary metropolitan market. Class B properties compete for a wide range of users with rents in the average range for the area.

Value Add. The Fund’s ‘value add’ strategy typically focuses on more aggressive active asset management and often employs more leverage. Such investments typically are lower quality buildings, in both primary and secondary markets in the main property types. Properties are considered value add when they exhibit management or operational problems, require physical improvement, and/or suffer from capital constraints. Buildings often require enhancement to upgrade them to higher quality properties (i.e., redevelopment/repositioning/ re-tenanting).

The Fund employs a multi-sector approach to diversify its investments by property sector - for example, across retail, office, multifamily, hospitality, industrial, residential, medical and/or self-storage sectors. Because each real estate sector has its own investment cycle, correlations across property sectors are generally low. Thus, employing a multi-sector approach should assist the Fund in achieving its objective of lower portfolio volatility as well as lower correlation with the broader markets.

Investment Strategy and Process – Aon Investments

Aon Investments uses InView, an internal database as a repository for research notes, ratings, quantitative analysis, due diligence questionnaires, and manager assessment reports. Across all asset classes InView contains over 29,000 investment strategies from over 10,500 managers. Aon Investments has over 4,600 real estate partnerships covering over 1,400 investment managers in this database, including global and U.S. real estate investment opportunities and managers, with over ten years of useable performance data. The data is generated through relationships with managers who desire access to Aon Investments’ institutional client base. Through the database, Aon Investments tracks what managers are currently in the market and when managers will be coming back to market.

Through this process, each potential investment is initially screened for factors such as strategy, value proposition, peer universe comparison, terms, and potential portfolio fit. Quarterly planning meetings are conducted by a senior due diligence team to set priorities.

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The Adviser, in conjunction with Aon Investments, employs a regimen of quantitative and qualitative criteria to arrive at a universe of investments which the Adviser considers to be ‘high calibers.’ By combining historical quantitative analysis with a sound knowledge of key qualitative attributes, the Adviser will evaluate a prospective investment’s potential for generating sustainable, positive, risk-adjusted returns under a wide variety of market conditions. The systematic global manager research approach that Aon Investments follows is an ongoing process of continually monitoring the fund management marketplace. This process is illustrated in the schematic below:

Aon Investments applies strong fundamental viewpoints and in-depth quantitative excellence to evaluate and rate products according to a myriad of factors. Aon Investments’ process is a clear reflection of Aon Investments’ operational and research excellence, and consists of two main stages:

Quantitative Research

Aon Investments’ proprietary InForm model quantitatively analyzes a wide opportunity set of strategies on a quarterly basis. Aon Investments developed the InForm model to cover those elements also assessed during their fundamental research. Eight factors, as listed below, each with several underlying sub-factors, are weighted according to importance and scored to arrive at an overall rating of either Qualified or Not Recommended.

●	Business

●	Investment staff

●	Investment process

●	Investment risk

●	Performance

●	Terms and conditions

●	Operations

●	ESG

The InForm model not only allows to have a view on thousands of investment strategies but helps identify products/strategies for comprehensive due diligence and monitor trends within the industry.

Given the vast and ever-increasing universe of managers and strategies, this quantitative model gives Aon Investments a clear advantage over their competitors. This initial scoring process allows the research professionals to quickly identify investment products with the strongest potential of ultimately obtaining a “Buy” rating after the extensive due diligence and rating process.

The initial screening process helps identify a shortlist of products/strategies for comprehensive qualitative due diligence, which is the second stage of their research process.

Qualitative Research

Products that meet predetermined scores based on the quantitative screens proceed through the comprehensive due diligence, depicted below:

The goal of the qualitative research is to deliver high-conviction ideas, consisting of buy-rated strategies in each asset class, to deploy their asset class building block portfolios. The qualitative evaluation process is robust and gives a deep understanding of a manager’s capabilities and the nuances of a particular strategy. The process involves portfolio and risk analyses on products and strategies, in-person meetings with the managers (typically on-site) and vetting by a team of researchers. The same eight factors included in the InForm model, are also the areas of focus for the fundamental qualitative research:

●	Business: Profitability, stability, and spread of ownership, client base, remuneration policy

●	Staff: Quality, depth of resource, team dynamic, staff turnover

●	Investment Process: Competitive advantage, repeatability, skill, implementation

●	Risk: Embedded in process, independent verification, mix of measurements

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●	Performance Analysis: Consistent with stated process, risk-adjusted, persistent

●	Terms and Conditions: Client service, fees, best practices in documentation

●	Operational Due Diligence: Operational controls, valuation of assets, independent directors, third-party vendors

●	ESG: Policies, staffing, process, stewardship, and outcomes

Upon the conclusion of the due diligence by the manager research teams, each product is scored and rated through a formal voting process of senior research professionals. The debrief process is intended to help ensure a robust debate of issues related to a product/strategy among the senior investment professionals responsible for conducting manager research. The products are voted on by the individuals who conducted the due diligence on a strategy, in addition to three independent senior voters. The goal of their qualitative research is to deliver high-conviction ideas, consisting of buy-rated strategies in each asset class, to deploy the asset class building block portfolios.

A critical part of Aon Investments’ process is to play an active and value-added role after an investment has been made, resulting in a robust investment monitoring system. This is an important tool in reducing risk, improving or creating liquidity, properly reviewing valuations, reporting performance, and assuring conformance with various terms.

Aon Investments monitors investment activity and realization events during the life of the investment and believes that effective post-investment review can enhance the value of primary real estate investments. Aon Investments seeks to maintain an active dialogue with fund managers regarding issues such as approving various waivers, amendments, or extensions to the partnership documents, checking the allocations of income or loss, reviewing the distribution procedures and allocations, extension periods, fund reductions, conflicts of interest, advisory board matters, and related significant issues.

Aon Investments will provide the Adviser with investment performance reporting and analysis, including discussions on investment strategy, portfolio construction, and market update reports. An overview of Aon Investments’ monitoring activities is included below:

Investment Monitoring

●	Monitor incoming communications on a daily basis

●	Review financial statements and other manager reports

●	Track portfolio activity for compliance with fund investment strategy and guidelines

●	Coordinate required actions and provide guidance to clients for such items as partnership agreement amendments, consents, and waivers

●	Proactively identify potential portfolio issues and update investment ratings quarterly

Manager Monitoring

●	Meet with each manager at least annually

●	Participate on quarterly calls

●	Monitor manager communications and industry news for developments

●	Proactively identify potential manager issues

Performance Reporting

●	Track all client contact, and portfolio information in SunGard InvestranTM

●	Provide comprehensive streamlined reporting

Criteria Used in Selecting Public Real Estate Securities

The Adviser has retained CenterSquare, a registered investment adviser under the Advisers Act, to manage the portion of the Fund’s investment portfolio that is allocated to publicly traded securities, including common and preferred equity. Under normal circumstances, such securities will likely comprise between 5% and 50% of the Fund’s portfolio. For purposes of the strategy’s investment policies, CenterSquare considers a company to be in the real estate industry if it has at least 50% of its assets in companies principally engaged in the real estate industry, including REITs. With regard to the portion of the portfolio invested in common equity, the strategy usually holds approximately 40 to 60 stocks.

The Adviser with CenterSquare has developed a customized public market investment strategy in line with the objectives of the Fund. This strategy is comprised of a diversified portfolio of real estate securities identified as undervalued relative to their peers to provide investors with attractive, risk-adjusted returns. CenterSquare aims to uncover low-relative price opportunities across sectors and at different turning points in the real estate cycle by looking beyond the obvious factors of stock price and underlying real estate value. CenterSquare’s strategy recognizes that real estate securities are not simply stock, or real estate, but hybrid financial investments. As such, securities are valued on a number of factors, such as the value of the firm’s property portfolio, as well as critical business and market factors, which include: the company’s capitalization, its position within public capital markets, and quality of its management team. Based on industry-specific analyses that evaluate stock values as well as operational and qualitative factors. With regard to the portion of the portfolio invested in common equity, CenterSquare selects approximately 40 to 60 stocks that it believes offer the most promising total return potential. The portfolio is diversified across sector, region and company. Stock weightings are determined through the use of a rigorous risk control process, which helps enable CenterSquare to maximize the portfolio’s risk-adjusted total returns.

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Investment Strategy – CenterSquare Process

With respect to the Fund’s common equity securities and certain real estate debt securities, CenterSquare follows a rigorous investment process for determining individual position sizes, including both top-down and bottom-up analyses. The process has three primary components:

1: Top-down Research

CenterSquare’s research process begins by considering the macroeconomic landscape. CenterSquare examines factors such as economic growth, interest rates, inflation, employment, and consumer spending. From this perspective, CenterSquare refines and forms an opinion on how each of these macroeconomic factors will impact the different real estate sectors within the U.S. (including office, apartment, retail, hotel, industrial, etc.) CenterSquare layers pricing considerations into this relative value analysis in order to determine which property sectors to over or underweight.

2: Bottom-up Research

The bottom-up element focuses on detailed stock-level analysis. Real estate is a management-intensive business, and so CenterSquare starts with a qualitative assessment of each REIT by understanding each company’s strategic vision, governance practices, and history of value creation in varying economic cycles. Next, CenterSquare quantifies the fundamentals and valuation of the underlying real estate using traditional real estate valuation tools, such as implied capitalization rates, net asset value, and replacement costs. CenterSquare evaluates each underlying property from an operating perspective, considering items such as rental rates, occupancy, expenses, property locations, and quality of buildings, as well as quality of tenants and tenant turnover. The final phase of the bottom-up portion of the CenterSquare process involves evaluating each security using proprietary valuation models. CenterSquare strives to understand how independent variables drive valuation. The proprietary models look at leverage, growth, size, property type and other critical factors to derive CenterSquare’s view of relative value. A critical component is a rigorous underwriting of each company’s balance sheet to understand the impact of debt and debt maturities on a company’s ability to navigate the capital markets and successfully implement its strategy. This disciplined financial modeling allows CenterSquare to compare valuations across the REIT universe on a like-for-like basis over time.

3: Risk Management

While identifying attractive securities is an important element of the process, portfolio optimization ensures a proper balance between alpha generation and risk minimization. The third step of CenterSquare’s process focuses on identifying and understanding factor exposures and active bets relative to the benchmark. CenterSquare monitors exposures across a number of facets, including, but not limited to, VaR, tracking error, beta, sector weights, active bet exposures, correlation, standard deviation, and Sharpe ratio.

The outputs of the quantitative models and qualitative scorings are used as inputs in the portfolio construction process, along with top-down macroeconomic themes, capital market considerations, and many other factors. Buy and sell decisions are then made to bring model portfolio weights in line with target weights for each security. The target weights are first determined by the level of conviction for each investment, and then adjusted based on the risk parameters vis-a-vis the benchmark.

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements,

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U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s Portfolio Managers are subjective. The Fund may engage in borrowings and the use of leverage in acquiring investments.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the Underlying Funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the Underlying Funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

As part of its investment process, for certain of the Fund’s investments, the Adviser considers financially material environmental, social and governance (“ESG”) factors (alongside other relevant factors) in its investment decisions in connection with general risk management and assessing the financial attractiveness of the opportunity. ESG integration does not change the Fund’s investment objective, exclude specific types of companies or investments or constrain the Fund’s investable universe. The Adviser’s assessments related to ESG factors may not be conclusive and investments that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in investments that may be positively impacted by such factors.

Notwithstanding anything herein and for the avoidance of doubt, it is not contemplated that the Adviser will subordinate the Fund’s performance or increase the Fund’s investment risks as a result of (or in connection with) the consideration of any ESG factors nor will it promote ESG characteristics ahead of other investment considerations.

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisers before deciding whether to invest in the Fund.

Risks Related to an Investment in the Fund

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various instruments in which the Fund invests and, with respect to each such asset class, among equities and fixed income securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Private Investment Fund Risk. The Fund’s investment in Private Investment Funds will require it to bear a pro rata share of the vehicles’ expenses, including management and performance fees. The fees the Fund pays to invest in a Private Investment Fund may be higher than if the manager of the Private Investment Fund managed the Fund’s assets directly. The incentive fees charged by certain Private Investment Funds may create an incentive for its manager to make investments that are riskier and/or more speculative than those it might have made in the absence of an incentive fee. The Private Investment Funds are not publicly traded and therefore may not be as liquid as other types of investments. Furthermore, Private Investment Funds, like the other Underlying Funds in which the Fund may invest, are subject to specific risks, depending on the nature of the vehicle and also may employ leverage such that their returns are more than one times that of their benchmark which will amplify losses suffered by the Fund when compared to unleveraged investments. For example, these Private Investment Funds need not have independent boards, shareholder approval of advisory contracts may not be required, the Private Investment Funds may utilize leverage and may engage in joint transactions with affiliates. These characteristics present additional risks for shareholders.

The managers of Private Investment Funds may draw down on the Fund’s capital commitment all at once or in a series of capital calls. The portion of the Fund’s commitment to a Private Investment Fund that has not been called is referred to as an “unfunded commitment.” The Fund may have a contractual obligation to provide capital to meet its unfunded commitment when the managers of a Private Investment Fund draws upon the commitment. Pursuant to regulations governing unfunded commitments, at the time the Fund enters into an unfunded commitment, it must have a reasonable belief that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. These regulations could reduce the Fund’s flexibility to make investments in Private Investment Funds and require the Fund to modify its investment strategies. In order to meet its obligations, and these regulatory requirements, the Fund may be required to hold a substantial amount of its assets in money market securities, cash or cash equivalents, possibly for prolong periods of time; liquidate portfolio securities at an inopportune time; or borrow under a line of credit. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

Investment in Private Investment Funds carries the risk of loss due to Private Investment Funds’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or poor judgment. During the lifetime of the Fund, there could be material changes in one or more Private Investment

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Funds, including changes in control and mergers. The effect of such changes on a Private Investment Fund cannot be predicted but could be material and adverse. Given the limited liquidity of the Private Investment Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private Investment Funds.

Lack of Control Over Private Investment Funds and Other Portfolio Investments. Once the Adviser has selected Underlying Funds, the Adviser will have no control over the investment decisions made by any such Underlying Fund. Although the Adviser will regularly evaluate each Underlying Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective, the Adviser will not have any control over the investments made by any Underlying Fund. Even though the Underlying Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for a Private Investment Fund). The Adviser may reallocate the Fund’s investments among the Underlying Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Underlying Funds, which may prevent the Fund from reacting rapidly to market changes should an Underlying Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Underlying Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Underlying Fund, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Underlying Fund and will not have the ability to exercise any rights attributable to an investor in any such Underlying Fund related to their investment.

Issuer Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at net asset value. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The net asset value of the Fund changes daily based on the performance of the securities in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular real estate segment and securities in which the Fund invests may prove to be incorrect and may not produce the desired results. The Fund’s Portfolio Managers and the other principals of the Adviser have limited experience in managing a closed-end fund.

General Market Conditions Risk – An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of distributions. The Fund may also use leverage, which would magnify the Fund’s investment, market and certain other risks.

Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. Market uncertainty has increased dramatically, particularly in the United States and Europe, and adverse market conditions have expanded to other markets. These conditions have resulted in disruption of markets, periods of reduced liquidity, greater volatility, general volatility of spreads, an acute contraction in the availability of credit and a lack of price transparency. These volatile and often difficult global market conditions have episodically adversely affected the market values of real estate, and other securities and this volatility may continue and conditions could even deteriorate further. Some of the largest banks and companies across many sectors of the economy in the United States and Europe have declared bankruptcy, entered into insolvency, administration or similar proceedings, been nationalized by government authorities, and/or agreed to merge with or be acquired by other banks or companies that had been considered their peers. The long-term impact of these events is uncertain, but could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity.

Failure of Financial Institutions and Sustained Financial Market Illiquidity. The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or the Fund’s underlying investments have a commercial relationship could adversely affect, among other things, the Fund and/or the Fund’s underlying investments’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms.

Concentration of Credit Risk. The Fund places its cash with one banking institution, which is insured by the Federal Deposit Insurance Corporation (“FDIC”). The FDIC limit is $250,000. At various times throughout the year, the amount on deposit may exceed the FDIC limit and subject the Fund to a credit risk. The Fund does not believe that such deposits are subject to any unusual risk associated with investment activities. The Fund may invest cash balances in an open-end Money Market Mutual Fund (“Money Market Fund”). The Money Market Fund is valued at its closing NAV. The Money Market Fund is not subject to FDIC insurance.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets over time. Although the prices of equity securities and fixed income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.

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Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Shareholders May Experience Dilution. All distributions declared in cash payable to shareholders that are participants in our distribution reinvestment plan will generally be automatically reinvested in Fund shares. As a result, shareholders that do not participate in our distribution reinvestment plan may experience dilution over time.

Anti-Takeover Provisions. The Fund’s Declaration of Trust (the “Declaration of Trust”) includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. See “Anti-Takeover Provisions in the Declaration of Trust.”

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses. Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our Declaration of Trust provides that our Trustees will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. Our Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer such losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software, and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.

Risks Related to Our Investments

Real Estate Industry Concentration Risk. Because the Fund will concentrate its investments in real estate securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. In addition, the Fund may invest in real estate equity or debt and therefore may be subject to risks similar to those associated with direct investment in real property. The value of the Fund’s shares will be affected by factors affecting the value of real estate and the earnings of companies engaged in the real estate industry. These factors include, among others: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.

There are also special risks associated with particular real estate sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence, remote work policies of their tenants, and non-competitiveness.

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Industrial Properties. Industrial properties are affected by the overall health of the economy and other factors such as downturns in the manufacture, processing and shipping of goods.

Hospitality Properties. The risks of hotel, motel and similar hospitality properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hotel properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

Healthcare and Life Sciences Properties. Healthcare and life sciences properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

Student Housing Properties: Student housing properties are affected by seasonal leasing, cash flow risks, and are subject to unique demand drivers.

Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage interest rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

Residential Properties. Residential properties can be significantly affected by the national, regional and local real estate markets. This segment of the real estate industry also is sensitive to interest rate fluctuations which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. Thus, residential properties can be significantly affected by changes in government spending, consumer confidence, demographic patterns and the level of new and existing home sales.

Shopping Centers. Shopping center properties are dependent upon the successful operations and financial condition of their tenants, particularly certain of their major tenants, and could be adversely affected by bankruptcy of those tenants. In some cases a tenant may lease a significant portion of the space in one center, and the filing of bankruptcy could cause significant revenue loss, including the loss of revenue from smaller tenants with co-tenancy rights. Like others in the commercial real estate industry, community centers are subject to environmental risks and interest rate risk. They also face the need to enter into new leases or renew leases on favorable terms to generate rental revenues. Community center properties could be adversely affected by changes in the local markets where their properties are located, as well as by adverse changes in national economic and market conditions.

Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

Other factors may contribute to the risk of real estate investments:

Development Issues. Certain real estate companies may engage in the development or construction of real estate properties. These companies in which the Fund invests (“portfolio companies”) are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

Lack of Insurance. Certain of the portfolio companies in the Fund’s portfolio may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

Dependence on Tenants. The value of the Fund’s portfolio companies’ properties and the ability of these companies to make distributions to their shareholders depends upon the ability of the tenants at the properties to generate enough income in excess of their tenant operating expenses to make their lease payments. Changes beyond the control of our portfolio companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions to our portfolio companies and, consequently, the Fund.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

Financing Issues. Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge. In addition, interest and investment rates are highly sensitive and are determined by many factors beyond a financial institution’s control, including general and local economic conditions (such as inflation, recession, money supply and unemployment) and the monetary and fiscal

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policies of various governmental agencies such as the Federal Reserve Board. These limitations may have a significant impact on the profitability of a financial institution since profitability is attributable, at least in part, to the institution’s ability to make financial commitments such as loans. Profitability of a financial institution is largely dependent upon the availability and cost of the institution’s funds, and can fluctuate significantly when interest rates change.

REIT Risk. Investments (directly or indirectly) in REITs will subject the Fund to various risks. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a REIT will, in fact, qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs, and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.” The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund’s basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.

REOC Risk. REOCs, like REITs, expose the Fund to the risks of the real estate market. These risks can include fluctuations in the value of underlying properties; destruction of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local economic conditions; decreases in market rates for rents; increases in vacancies; competition; property taxes; capital expenditures, or operating expenses; and other economic, political or regulatory occurrences affecting the real estate industry. REOCs may also be affected by risks similar to investments in debt securities, including changes in interest rates and the quality of credit extended. REOCs require specialized management and pay management expenses; may have less trading volume; may be subject to more abrupt or erratic price movements than the overall securities markets; and may invest in a limited number of properties, in a narrow geographic area, or in a single property type which increase the risk that the portfolio could be unfavorably affected by the poor performance of a single investment or investment type. In addition, defaults on or sales of investments that the REOC holds could reduce the cash flow needed to make distributions to investors.

Commercial Mortgage-Backed Securities Risk. Commercial mortgage-backed securities include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property (such as office properties, retail properties, hospitality properties, industrial properties, healthcare-related properties or other types of income producing real property). Many of the risks of investing in commercial mortgage-backed securities reflect the risks of investing in the real estate securing the underlying mortgage loans, which include the risks associated with the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, the effects of and responses to infectious illness outbreaks, epidemics of pandemics, and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities depend on cash flows generated by underlying commercial real estate loans, receivables, and other assets, and can be significantly affected by changes in market and economic conditions, the availability of information regarding the underlying assets and their structures, and the creditworthiness of the borrowers or tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities. Commercial mortgage-backed securities issued by private issuers may offer higher yields than commercial mortgage-backed securities issued by government issuers, but also may be subject to greater volatility than commercial mortgage-backed securities issued by government issuers. The commercial mortgage-backed securities market may experience substantially lower valuations and greatly reduced liquidity. Commercial mortgage-backed securities held by the Fund may be subordinated to one or more other classes of securities of the same series for purposes of, among other things, establishing payment priorities and offsetting losses and other shortfalls with respect to the related underlying mortgage loans. There can be no assurance that the subordination will be sufficient on any date to offset all losses or expenses incurred by the underlying trust. The value of CMBS and other mortgage-backed securities in which the Fund may invest generally will have an inverse relationship with interest rates. Accordingly, if interest rates rise, the value of such securities will decline. In addition, to the extent that the mortgage loans which underlie specific mortgage-backed securities are pre-payable, the value of such mortgage securities may be negatively affected by increasing prepayments, which generally occur when interest rates decline.

Residential Mortgage-Backed Securities Risk. The Fund may invest certain of its assets in residential mortgage-backed securities and become a holder of RMBS. Holders of RMBS bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by residential mortgage loans. Such loans may be prepaid at any time. Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized and the securities issued in such securitization may be guaranteed or credit enhanced. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the area where the related

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mortgaged property is located, the borrower’s equity in the mortgaged property and the financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.

Structured Products Risk. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

Investments in structured notes involve risks, including credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.

CLO Risk. In addition to the general risks associated with real estate securities, debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof, (iv) the potential of spread compression in the underlying loans of the CLO, which could reduce credit enhancement in the CLOs and (v) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

CLO junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs.

Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.

The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.

The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full.

Underlying Funds Risk. The Underlying Funds in which the Fund may invest are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and also may be higher than other funds that invest directly in securities. The Underlying Funds are subject to specific risks, depending on the nature of the specific Underlying Fund. The Fund’s performance depends in part upon the performance of the Underlying Fund managers and selected strategies, the adherence by such Underlying Fund managers to such selected strategies, the instruments used by such Underlying Fund managers and the Adviser’s ability to select Underlying Fund managers and strategies and effectively allocate Fund assets among them. Additionally, the market value of shares of Underlying Funds that are closed-end funds may differ from their net asset value. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities.

Rehypothecated Securities Risk. In connection with the use of the BNP Credit Facility for leverage, the Fund permits the lender, subject to certain conditions, to rehypothecate (i.e., lend to other counterparties) portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The terms of the BNP Credit Facility provide that the Fund continue to receive dividends and interest on rehypothecated securities. The Fund has the right under the BNP Credit Facility to recall rehypothecated securities from BNP on demand. If BNP fails to deliver a recalled security in a timely manner, the BNP Credit Facility provides for compensation by BNP to the Fund for any fees or losses related to the failed

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delivery or, in the event a recalled security will not be returned by BNP, for the Fund, upon notice to BNP, to reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The terms of the BNP Credit Facility pursuant to which portfolio securities pledged by the Fund are rehypothecated may provide for receipt by the Fund, either directly or indirectly through a reduction in the costs associated with the BNP Credit Facility, of a portion of the fees earned by BNP in connection with the rehypothecation of such portfolio securities. Rehypothecation by BNP of the Fund’s pledged portfolio securities entails risks, including the risk that BNP will be unable or unwilling to return rehypothecated securities, which could result in, among other things, the inability of the Fund to find suitable investments to replace the unreturned securities, thereby impairing the ability the Fund to achieve its investment objective.

Use of Leverage by the Fund. Although the Fund has the option to borrow, including through the Credit Facilities, there are significant risks that may be assumed in connection with such borrowings. Investors in the Fund should consider the various risks of financial leverage, including, without limitation, the matters described below. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including: (i) the likelihood of greater volatility of NAV of the shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders; (iii) the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the shares than if the Fund were not leveraged; and (iv) the potential for an increase in operating costs, which may reduce the Fund’s total return.

In the event that the Fund would be required to sell assets at a loss, including in order to redeem or pay off any borrowing, such a sale would reduce the Fund’s NAV and may make it difficult for the NAV to recover. The Fund nevertheless may continue to use financial leverage if the Adviser expects that the benefits to the shareholders of maintaining the leveraged position likely would outweigh a resulting reduction in the current return.

Certain types of borrowings by the Fund would result in the Fund being subject to covenants in credit agreements relating to asset coverage and Fund composition requirements that are more stringent than those currently imposed on the Fund by the 1940 Act. In addition, borrowings by the Fund may be made on a secured basis. The Custodian will then either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders or arrangements will be made with a suitable sub-custodian. If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets. In the event of a default, the lenders will have the right, through the Custodian, to redeem the Fund’s investments in underlying Investment Funds without consideration of whether doing so would be in the best interests of the Fund’s shareholders. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund’s shareholders, and the terms of the Fund’s borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase.

The use of financial leverage involves financial risk and would increase the exposure of the Fund’s investment returns to adverse economic factors such as rising interest rates, downturns in the economy or deterioration in the condition of the investments. There would be a risk that operating cash flow available to the Fund would be insufficient to meet required payments and a risk that it would not be possible to refinance existing indebtedness or that the terms of such refinancing would not be as favorable as the terms of existing indebtedness. Borrowings by the Fund may be secured by any or all of the assets of the Fund, with the consequences that the Fund may lose more than its equity stake in any one investment, and may lose all of its capital.

Reverse Repurchase Agreements Risk. The Fund’s use of reverse repurchase agreements involves many of the same risks involved in the Fund’s use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that the Fund has sold but remains obligated to repurchase. In addition, there is a risk that the market value of the securities retained by the Fund may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, the Fund may be adversely affected. Also, in entering into reverse repurchase agreements, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements transactions, the Fund’s NAV will decline, and, in some cases, the Fund may be worse off than if it had not used such instruments.

Use of Leverage by Underlying Funds. In addition to any borrowing utilized by the Fund, the Underlying Funds in which the Fund invests may utilize financial leverage. The Underlying Funds may be able to borrow, subject to the limitations of their charters and operative documents. In the case of Private Investment Funds, such Funds are not subject to the limitations imposed by the 1940 Act regarding the use of leverage with respect to which registered investment companies, including the Fund, are subject. To that end, the Fund intends to limit its direct borrowing to an amount that does not exceed 33 1/3% of the Fund’s gross asset value. Furthermore, Underlying Funds typically will hold their investments in entities organized as REITs, corporations or other entities and this may allow the Fund’s risk of loss to be limited to the amount of its investment in the Underlying Fund. While leverage presents opportunities for increasing the Fund’s total return, it has the effect of potentially increasing losses as well.

Valuation of Private Investment Funds. While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interest in Private Investment Funds are not publicly traded and the Fund will depend on the institutional asset manager to a Private Investment Fund to provide a valuation of the Fund’s investment. Moreover, the valuation of the Fund’s investment in a Private Investment Fund, as provided by an institutional asset manager as of a specific date, may vary from the fair value of the investment that may be obtained if such investment were sold to a third party. For information about the value of the Fund’s investment in Private Investment Funds, the Adviser will be dependent on information provided by the Private Investment Funds, including quarterly unaudited financial statements which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares.

Preferred Securities Risk. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights. Interest rate risk is, in general, the risk that the price of a preferred security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be

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able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Fixed income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. Convertible securities have characteristics similar to common stocks especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

High Yield Securities Risk. The Fund may invest in debt securities and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. High yield securities offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the security’s issuer, obligor or guarantor may not be able to make its payments of interest and principal (credit quality risk). If that happens, the value of the security may decrease. An economic downturn or period of rising interest rates (interest rate risk) could adversely affect the market for these securities and reduce the Fund’s ability to sell its securities (liquidity risk). Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price.

Credit Risk. Credit risk is the risk that one or more loans in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the instrument experiences a decline in its financial status. While a senior position in the capital structure of a borrower or issuer may provide some protection with respect to the Fund’s investments in certain loans, losses may still occur because the market value of loans is affected by the creditworthiness of borrowers or issuers and by general economic and specific industry conditions and the Fund’s other investments will often be subordinate to other debt in the issuer’s capital structure. To the extent the Fund invests in below investment grade instruments, it will be exposed to a greater amount of credit risk than a fund which invests in investment grade securities. The prices of lower grade instruments are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade instruments. Instruments of below investment grade quality are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default.

Interest Rate Risk. The fixed-income instruments that the Fund may invest in are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments than it will for floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. After a period of historically low interest rates, the Federal Reserve has raised certain benchmark interest rates. It cannot be predicted with certainty when, or how, these policies will change, but actions by the Federal Reserve and other central bankers may have a significant effect on interest rates and on the U.S. and world economies generally. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect the Fund’s business.

Foreign Securities and Emerging Markets Risk. The Fund may have investments in foreign securities. Foreign securities have investment risks different from those associated with domestic securities. Changes in foreign economies and political climates are more likely to affect the Fund with investments in foreign securities than another fund that invests exclusively in domestic securities. The value of foreign currency denominated securities or foreign currency contracts is affected by the value of the local currency relative to the U.S. dollar. There may be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information about issuers of foreign securities. The value of foreign investments may be affected by changes in exchange control regulations, application of foreign tax laws (including withholding tax), changes in governmental economic or monetary policy (in this country or abroad), or changed circumstances in dealings between nations. In addition, foreign brokerage commissions, custody fees, and other costs of investing in foreign securities are often higher than in the United States. Investments in foreign issues could be affected by other factors not present in the United States, including expropriation, armed conflict, confiscatory taxation, and potential difficulties in enforcing contractual obligations.

The Fund may also invest in emerging markets, which are markets of countries in the initial stages of industrialization and have low per capita income. In addition to the risks of foreign securities in general, countries in emerging markets are more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues which could reduce liquidity.

Risks Associated with Debt Financing

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest and/or short selling related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns on the Fund.

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Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Inflation and Interest Rate Risk — Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund and its distributions can decline.

In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio. It cannot be predicted with certainty when, or how, these policies will change, but actions by the Federal Reserve and other central bankers may have a significant effect on interest rates and on the U.S. and world economies generally. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect our business.

Due to global supply chain disruptions, a rise in energy prices, strong consumer demand as economies continue to reopen and other factors, inflation has accelerated in the U.S. and globally. Recent inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending, economic growth and portfolio companies’ operations. If such portfolio companies are unable to pass any increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on their loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in a portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations.

Additionally, the Federal Reserve has raised certain benchmark interest rates in an effort to combat inflation. As such, inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy may tighten in response. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect our business.

Legal and Regulatory Risks

Compliance Failures. Apollo, certain of its affiliates, and the Sub-Advisers, are regulated entities, and any compliance failures or other inappropriate behavior by them may have a material and/or adverse effect on the Fund. The provision of investment management services is regulated in most relevant jurisdictions, and the Sub-Advisers and Apollo must maintain their regulatory authorizations to continue to be involved both in the management of the Fund’s investments and to continue their businesses generally. The Adviser’s or Sub-Advisers’ ability to source and execute investment transactions for the Fund, and investor sentiment with respect to the Fund, may be adversely affected by negative publicity arising from any regulatory compliance failures or other inappropriate behavior by any Apollo affiliate or its investment professionals.

Legal, Tax and Regulatory Risks. Legal, tax and regulatory changes could occur that may adversely affect the Fund or its portfolio companies. There has been, and it is possible that there will be, further involvement of governmental and regulatory authorities in financial markets around the world. For example, the Fund expects to make investments in a number of different industries, some of which are or may become subject to regulation by one or more governmental agencies or authorities. New and existing regulations, changing regulatory requirements and the burdens of regulatory compliance all may have an adverse effect on the performance of investments that operate in these industries.

Neither the Adviser nor Sub-Advisers can predict whether new legislation or regulation (including new tax measures) will be enacted by legislative bodies or governmental agencies, nor can either of them predict what effect such legislation or regulation might have. There can be no assurance that new legislation or regulation, including changes to existing laws and regulations, will not have an adverse effect on the Fund’s investment performance.

Possible Risk of Conflicts

Possible Competition Between Underlying Funds and Between the Fund and the Underlying Funds. The Underlying Funds trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Underlying Fund could increase the level of competition for the same trades that other Underlying Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

Allocation of Investment Opportunities Risk. The Sub-Advisers, directly or through their affiliates, may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited or where the liquidity of such investment opportunities is limited. The results of the Fund’s investment activities may differ significantly from the results achieved by such other managed investment vehicles or accounts. It is possible that one or more of such vehicles or accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Fund.

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MANAGEMENT OF THE FUND

Trustees and Officers

The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is comprised of four Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

Apollo Real Estate Fund Adviser, LLC, located at 9 West 57th Street, New York, New York 10019, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Adviser is a Delaware limited liability company formed in August 2013, for the purpose of advising the Fund. The Adviser is an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries.

Under the general supervision of the Fund’s Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.50% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

A discussion regarding the basis for the Board’s approval of the Fund’s Investment Advisory Agreement with the Adviser, the Sub-Advisory Agreement with Aon Investments, and the Sub-Advisory Agreement with CenterSquare are available in the Fund’s semi-annual report to shareholders for fiscal period ending March 31, 2024.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.91%, 2.66%,1.66%, and 2.16% per annum of the Fund’s average daily net assets attributable to Class A, Class C, Class I and Class L shares, respectively (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect, at least until May 31, 2026, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days written notice to the Adviser. After May 31, 2026, the Expense Limitation Agreement may be renewed at the Adviser’s discretion.

Adviser’s Investment Committee

The Adviser has established an Investment Committee (the “Committee”) responsible for: setting overall investment policies and strategies of the Adviser; approval of Private Investment Funds being considered for investment by the Adviser for the Fund; establishing allocation targets for the investment portfolio of the Fund among the Private Investment Funds, ETFs, Index Funds, Other Investment Vehicles and other instruments in which the Fund intends to invest.

The members of the Committee, and their professional background and experience, are as follows:

Spencer J. Propper — Mr. Propper is Partner, Real Assets at Apollo. Mr. Propper serves as one of the Fund’s Portfolio Managers and has served as a member of the Investment Committee of the Fund’s investment adviser since the Fund’s inception in 2014. Mr. Propper has also served as the Co-Chief Investment Officer of Apollo Realty Income Solutions, Inc. and a member of the Investment Committee of ARIS Management, LLC since June 2022. Previously, Mr. Propper served as Managing Director of Griffin Capital Company, LLC and Chief Operating Officer of Griffin Capital Asset Management Company, LLC. Prior to his roles with the Fund and the Adviser, Mr. Propper was a Director at Lakemont Group, a boutique real estate investment banking and consulting firm. Within this role Mr. Propper provided portfolio management services to the Bluerock Total Income Plus Real Estate Fund. Additionally, at the Lakemont Group, Mr. Propper was responsible for overseeing projects for a variety of clients including pension funds, private equity firms and publicly traded real estate companies and specialized in structured finance, market analysis and strategic due diligence. Mr. Propper holds a Master of Business Administration and Bachelor of Science in Finance and Real Estate from the University of Central Florida.

Stuart Rothstein — Mr. Rothstein has been a Partner and the Chief Operating Officer – Real Estate of Apollo since 2009 and the Chief Operating Officer – Asset Backed Finance of Apollo since April 2023. In those roles, Mr. Rothstein is responsible for managing the day-to-day operations of the businesses as well as strategic planning development and implementation of growth and product strategies and new business development. Mr. Rothstein has served as a director of Apollo Realty Income Solutions, Inc. since September 2021 and Chairperson of the board of directors since June 2022. Since March 2012, Mr. Rothstein has been the President and Chief Executive Officer and one of the directors of Apollo Commercial Real Estate Finance, Inc. (NYSE: ARI) (“ARI”). From September 2009 through April 2013, Mr. Rothstein served as the Chief Financial Officer, Treasurer and Secretary of ARI and from January 2022 to April 2022, he also served as the interim Chief Financial Officer, Treasurer, and Secretary of ARI. Since February 2024, Mr. Rothstein has been chair of the board of directors of Apollo Asset Backed Credit Company LLC. Prior to joining Apollo in 2009, Mr. Rothstein was a Co-Managing Partner of Four Corners Properties, a privately held real estate investment company. Previously, he was employed by KKR Financial Advisors, LLC, RBC Capital Markets, Related Capital Company and Spieker Properties, Inc. Mr. Rothstein

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graduated from the Schreyer Honors College at the Pennsylvania State University with a BS in Accounting and received an MBA from the Stanford University Graduate School of Business. Mr. Rothstein was selected to serve on our board of directors because of the strategic leadership and business judgment he has demonstrated in his various leadership roles with Apollo and his extensive managerial and executive experience.

Jess Lipsey — Jess Lipsey is a Partner, Real Assets at Apollo, where he is responsible for sourcing, executing and monitoring equity investments across the U.S. Mr. Lipsey also serves as the Co-Chief Investment Officer of Apollo Realty Income Solutions. Prior to joining Apollo in 2010, Mr. Lipsey worked at Lehman Brothers Real Estate Partners, where he was involved in the acquisition and asset management of equity and structured debt investments across the U.S. Previously, he was an analyst in the Real Estate Investment Banking Group at Wachovia Securities, where he participated in advisory and financing assignments on behalf of private and public companies. Mr. Lipsey graduated magna cum laude from Washington and Lee University with a BS degree in Business Administration and Accounting. He is a member of the Urban Land Institute and the International Council of Shopping Center.

Portfolio Managers

Stuart Rothstein and Spencer Propper serve as the Fund’s Portfolio Managers and oversee the day-to-day investment operations of the Fund. Biographical information for Mr. Rothstein and Mr. Propper is presented above.

The SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed and ownership of Fund shares.

Investment Sub-Advisers

The Adviser has engaged Aon Investments, a registered investment adviser under the Advisers Act, to act as the Fund’s Private Sub-Adviser. For 40 years, Aon Investments and its affiliates have provided global leadership in investment consulting, and have been leading advisers to corporate and public pension plans, defined contribution plans, union associations, health systems, financial intermediaries, endowments and foundations. Aon Investments had approximately $142.8 billion in assets under management in the U.S. as of September 30, 2024.

Aon Investments is the U.S. Investment Consulting Division of Aon Consulting, Inc. and an indirect wholly-owned subsidiary of Aon plc, a publicly held company (NYSE: Aon). Aon Investments employs 295 U.S. colleagues and over 100 investment professionals dedicated to investment manager and asset class research serving more than 500 U.S. client relationships as of September 30, 2024 (note: Total combined research staff includes team members who have cross team responsibilities or reporting lines outside the manager research function, includes Aon Investments and its global Aon affiliates).

The Adviser has engaged CenterSquare Investment Management LLC, a Delaware limited liability company and a registered investment adviser under the Advisers Act, to act as the Fund’s Public Sub-Adviser. CenterSquare Investment Management LLC was founded in 1995 and was approximately $14.3 billion in assets under management as of November 30, 2024.

Administrator and Accounting Agent

ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as Administrator and Accounting Agent. For its services as Administrator and Accounting Agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

Transfer Agent

SS&C, Inc., located at 333 W. 11th Street, Kansas City, Missouri 64105, serves as the Fund’s transfer agent.

Custodian

UMB Bank, n.a., with its principal place of business located at 1010 Grand Blvd., Kansas City, Missouri 64106, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.

ALPS is obligated to pay expenses associated with providing the services contemplated by a Fund Services Administration Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. SS&C is obligated to pay expenses associated with providing the services contemplated by a Transfer Agency Agreement, including compensation for its officers and employees providing transfer agent services to the Fund.

The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the Custodian and Transfer Agent in connection with the Fund’s dividend reinvestment plan, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) distribution and shareholder servicing fees and (xiii) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

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Class A, Class C and Class L shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class. In addition, Class C shares are subject to a 0.75% distribution fee. Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares and is payable on a monthly basis. Class L shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to Class L shares and is payable on a monthly basis.

The Investment Advisory Agreement authorizes the Adviser or its delegate to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Section 17 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of January 2, 2025, no entity or person owned of record or beneficially 25% or more of the outstanding Class A, Class C, or Class L shares of the Fund.

As of January 2, 2025 the name, address and percentage of ownership of each entity or person that owned of record or beneficially 25% or more of the outstanding Class I shares of the Fund are as follows:

Class I
Name and Address	Percentage Owned	Type of Ownership
Charles Schwab & Co Inc Attn: Mutual Funds 211 Main St. San Francisco, CA 94105	42.30%	Record

DETERMINATION OF NET ASSET VALUE

The net asset value per share for the Fund is determined following the close of regular trading on the New York Stock Exchange (“NYSE”), generally 4:00 p.m. Eastern time, on each day the NYSE is open for trading. Each of the Fund’s share classes will be offered at net asset value plus the applicable sales load, if any. The Fund’s net asset value per share is calculated, on a class-specific basis, by dividing the value of the Fund’s net assets by the total number of shares outstanding. The Fund’s net asset value per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses and other liabilities of the Fund, by the total number of shares outstanding.

The Board has adopted procedures pursuant to which the Fund will value its investments (the “Valuation Policy and Procedures”). In accordance with the Valuation Policy and Procedures, the Fund’s portfolio investments for which market quotations are readily available are valued at market value. Investments for which market quotations are not readily available or are deemed to be unreliable are valued at fair value as determined in good faith pursuant to Rule 2a-5 under the 1940 Act. As permitted by Rule 2a-5 under the 1940 Act, the Board has designated the Adviser as the Fund’s valuation designee (“Valuation Designee”) to perform fair value determinations relating to all portfolio investments. The Adviser carries out its designated responsibilities as Valuation Designee through various teams pursuant to the Valuation Policy and Procedures which govern the Valuation Designee’s selection and application of methodologies and independent pricing services for determining and calculating the fair value of portfolio investments. The Valuation Designee will fair value portfolio investments utilizing inputs from various external and internal sources including, but not limited to, independent pricing services, dealer quotation reporting systems, independent third-party valuation firms and proprietary information. When determining the fair value of an investment, one or more fair value methodologies may be used. Fair value determinations will be based upon all available factors that the Valuation Designee deems relevant at the time of the determination. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. In connection with its role as Valuation Designee, the Adviser has established a Valuation Committee to oversee the implementation the Valuation Policy and Procedures and the functions related to the fair valuation of portfolio investments.

The valuation of the Fund’s investments is performed in accordance with Rule 2a-5 under the 1940 Act and in conjunction with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), issued by the Financial Accounting Standards Board. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Valuation Designee. Unobservable inputs reflect the Valuation Designee’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

●	Level 1: Quoted prices in active markets for identical assets or liabilities, accessible at the measurement date.

●

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

●	Level 3: Unobservable inputs for the asset or liability.

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Valuation of Public Securities

The Fund’s portfolio investments for which market quotations are readily available are valued at market value. Market value is generally determined on the basis of official exchange (e.g., NYSE or NASDAQ) closing prices or the last reported sales prices. Portfolio investments listed on more than one exchange will generally be valued at the last quoted sale price on the exchange on which the security is principally traded. Portfolio investments traded on a foreign exchange are valued as of the close of the NYSE at the closing price of such investments in their principal trading market but may be fair valued if subsequent events occurring before the computation of net asset value have materially affected the value of the securities. Trading may take place in foreign investments held by the Fund at times when the Fund is not open for business.

To the extent certain of the Fund’s portfolio investments are traded in the over-the-counter market including, such investments are valued on the basis of quotations obtained from independent pricing services. If such quotations are not readily available or become unreliable, the Valuation Designee may recommend valuation through other means.

Valuation of Private Investment Funds

The Fund’s allocation to Private Investment Funds generally includes open-end private investment funds that elect to be treated as REITs for tax purposes. The Private Investment Funds generally include private funds investing in real estate assets (“Private Equity Funds”) and private funds investing in debt instruments secured or otherwise supported by real estate assets (“Private Debt Funds”). The sponsors or agents of the Private Investment Funds measure their investment assets at fair value and report a NAV per share no less frequently than quarterly (“Sponsor NAV”). The Private Investment Funds have generally adopted valuation practices consistent with the valuation standards and techniques established by professional industry associations that advise the institutional real estate investment community. Such valuation standards seek general application of U.S. Generally Accepted Accounting Principles (GAAP) fair value standards, uniform appraisal standards and the engagement of independent valuation advisory firms.

The valuations of the Private Investment Funds have a considerable impact on the Fund’s NAV as a significant portion of the Fund’s assets are invested in Private Investment Funds. Market and dealer quotations are generally not readily available for the Private Investment Funds in which the Fund invests, and as such, the Fund utilizes Sponsor NAVs or other valuation methodologies when determining the fair value of the Private Investment Funds. The Fund may also use a third-party valuation specialist to assist in determining fair value of the Private Investment Funds held in the Fund’s portfolio.

ASC 820 allows the Fund, as a practical expedient, to estimate the fair value of the Private Investment Funds by using the NAV per share of each respective investment as of the Fund’s measurement date. Under ASC 820, investments utilizing the practical expedient are not to be categorized in the fair value hierarchy described above and included in the Fund’s financial statements but rather, the number of investments measured using the NAV practical expedient is disclosed to permit reconciliation of the fair value of investments in the hierarchy to the corresponding line items in the Fund’s balance sheet.

Private Equity Funds. The Private Equity Funds produce Sponsor NAVs no less frequently than quarterly. Such Sponsor NAVs are reviewed by the Adviser upon receipt and subsequently applied to the Fund’s NAV following consultation with the Private Equity Fund sponsor, if necessary. In between receipt of Sponsor NAVs, where applicable, the value of each Private Equity Fund is adjusted daily by the change in a proprietary index (the “Index”) that the Fund’s Board has deemed representative of the private equity real estate market. This process is applied daily to each respective Private Equity Fund until the receipt of the next Sponsor NAV. Certain of the Private Equity Funds may provide the Adviser with a daily valuation, and, in such instances, the Index is not applied. The Index seeks to reflect market conditions of the broader private equity real estate market in an effort to ensure any such changes in market conditions are reflected in the NAV of the Fund. The Index is comprised of private real estate investment funds (“Index Constituents”) that produce a daily NAV and generally hold institutional quality assets. The Index is monitored by the Adviser on a regular basis, and the Adviser will consult with the Valuation Committee if monitoring suggests a modification to the Index Constituents or other change(s) to the Index to better reflect market conditions. Further, in the event that a Sponsor NAV is not provided by a Private Equity Fund following the conclusion of such Private Equity Fund’s valuation period, the Adviser shall inform the Valuation Committee and a meeting may be called to determine fair value.

Private Debt Funds. The Private Debt Funds produce Sponsor NAVs no less frequently than quarterly. Such Sponsor NAVs are reviewed by the Adviser upon receipt and subsequently applied to the Fund’s NAV following consultation with the Private Debt Fund sponsor, if necessary. The Fund will, in certain cases, accrue income on a daily basis for each Private Debt Fund based on the prior period’s distribution rate and/or guidance provided by each respective Private Debt Fund sponsor. In the event that a Sponsor NAV is not provided by a Private Debt Fund following the conclusion of such Private Debt Fund’s valuation period, or if the Adviser becomes aware of an event warranting an update to a Private Debt Fund valuation, the Adviser shall inform the Valuation Committee and a meeting may be called to determine fair value.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Adviser has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

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QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at net asset value no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares for each share class that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis which may result in the Fund not honoring the full amount of a required minimum distribution requested by a shareholder.

Notice to Shareholders

No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-888-926-2688 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Contingent Deferred Sales Charge

Selling brokers, or other financial intermediaries that have entered into selling and/or intermediary agreements with the Distributor, may receive a distribution and service fee of up to 1.00% of the purchase price of Class C shares.

Class C shareholders who tender for repurchase of such shareholder’s Class C shares such that they will have been held less than 365 days after purchase, as of the time of repurchase, will be subject to a contingent deferred sales charge of 1.00% of the original purchase price. The Fund or its designee may waive the impositions of the contingent deferred sales charge in the following situations: (1) shareholder death or (2) shareholder disability. Any such waiver does not imply that the contingent deferred sales charge will be waived at any time in the future or that such contingent deferred sales charge will be waived for any other shareholder. Class A, Class I and Class L shares are not subject to a contingent deferred sales charge. Shares acquired through the Fund’s Automatic Investment Program, reinvestment of dividends or capital gain distributions are not subject to a contingent deferred sales charge.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

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If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s net asset value.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY AND DIVIDEND REINVESTMENT PLAN

Quarterly Distribution Policy

The Fund’s distribution policy is to make quarterly distributions to shareholders. The distribution rate may be modified by the Board from time to time. All or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. Although such distributions are not currently taxable, such distributions will have the effect of lowering a shareholder’s tax basis in the shares which will result in a higher tax liability when the shares are sold, even if they have not increased in value, or, in fact, have lost value. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Plan.”

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The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each quarter. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Please refer to the Fund’s most recent Section 19(a) notice, available at https://www.apollo.com/adref for additional information regarding the composition of distributions. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board reserves the right to change the quarterly distribution policy from time to time.

Dividend Reinvestment Plan

The Fund will operate under a dividend reinvestment plan administered by SS&C, Inc. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment plan, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should notify the Transfer Agent in writing at Apollo Diversified Real Estate Fund, c/o SS&C, Inc., PO Box 219133, Kansas City, MO 64121-9133. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment plan. Under the dividend reinvestment plan, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s net asset value per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment plan. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment plan, the Transfer Agent will administer the dividend reinvestment plan on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment plan.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment plan. There is no direct service charge to participants with regard to purchases under the dividend reinvestment plan; however, the Fund reserves the right to amend the dividend reinvestment plan to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment plan should be directed to the Transfer Agent at Apollo Diversified Real Estate Fund, c/o SS&C, Inc., P.O. Box 219133, Kansas City, MO 64121-9133. Certain transactions can be performed by calling the toll free number 1-888-926-2688.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, is intended for U.S. shareholders, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state, local, or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

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The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. Shareholders will not be subject to the alternative minimum tax.

Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment plan. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Taxation of Foreign Shareholders

Because of the fact-specific impact of the applicable U.S. tax rules and their interaction with tax treaties, a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (“foreign shareholder”) as defined in the Code are urged to consult their own tax advisor regarding the U.S. federal tax consequences of the holding, sale, exchange or other disposition of the Fund’s shares. The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.

Generally, a foreign shareholder will be subject to U.S. federal income tax on distributions received from the Fund or upon dispositions of Shares if the Fund is “effectively connected” with a U.S. trade or business carried on by the foreign shareholder.

Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income may be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the foreign shareholder), which tax generally is withheld from such distributions by the Fund. All foreign shareholders should consult their tax advisors to determine the appropriate tax forms to provide to the Fund to claim a reduced rate or exemption from U.S. federal withholding taxes, and the proper completion of those forms.

Capital gain dividends and any amounts retained by the Fund that are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or applicable lower treaty rate) unless the foreign shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

Notwithstanding the foregoing, properly reported dividends generally are exempt from U.S. withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% equity holder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign shareholder will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing the correct IRS Form W-8). In the case of Fund shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. If a repurchase of a shareholder’s shares by the Fund does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Fund shares repurchased. If the repurchase qualifies as a sale or exchange, the shareholder generally will realize capital gain or loss equal to the difference between the amount received in exchange for the repurchased shares and the adjusted tax basis of those shares.

Any capital gain that a foreign shareholder realizes upon a repurchase of Fund shares or otherwise upon a sale or exchange of Fund shares will ordinarily be exempt from U.S. tax unless (i) in the case of a foreign shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) at any time during the shorter of the period during which the foreign shareholder held such Fund shares and the five-year period ending on the date of the disposition of those shares, the Fund was a “United States real property holding corporation” (as such term is defined in the Code) and the foreign shareholder actually or constructively held more than 5% of the Fund’s shares.

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Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund that are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Fund shares will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations, and such taxable amounts may subject a foreign shareholder to U.S. tax filing obligations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a foreign shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption.

FATCA. Payments to a shareholder that is either a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Foreign Account Tax Compliance Act (“FATCA”) may be subject to a generally nonrefundable 30% withholding tax on: (a) income dividends paid by a Fund and (b) certain capital gain distributions and the proceeds arising from the sale of Fund shares paid by the Fund. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reports information relating to them. A Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of a Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware on November 5, 2013. The Fund’s Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders.

The Fund currently offers five different classes of shares: Class A, Class C, Class I, Class M and Class L shares. The Fund began continuously offering its common shares on June 30, 2014. As of May 4, 2015, the Fund simultaneously redesignated its issued and outstanding common shares as Class A shares and created its Class C and Class I shares. Class M shares and Class L shares commenced operations on November 17, 2016 and April 25, 2017, respectively. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class may be different. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses”. Certain share class details are set forth in “Plan of Distribution”.

The following table shows the amounts of Fund shares that have been authorized and are outstanding as of January 2, 2025:

Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Held by Fund or for its Account
Class A Shares	Unlimited	None	20,332,790
Class C Shares	Unlimited	None	16,306,657
Class I Shares	Unlimited	None	88,143,056
Class M Shares	Unlimited	None	41,383,249
Class L Shares	Unlimited	None	3,057,435

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Plan.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. SS&C will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

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Other Classes of Shares. The Fund offers Class M shares by a different prospectus. Class M shares are subject to distribution fees and are offered only through certain platforms.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The 1940 Act does not provide shareholders with an affirmative right to remove a Trustee. Furthermore, the Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Distributor is an affiliate of the Administrator. The Fund’s shares are offered for sale through the Distributor at net asset value plus the applicable sales load. The Distributor also may enter into agreements with financial intermediaries for the sale and servicing of the Fund’s shares. The Fund intends to offer to sell an unlimited number of its shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the purchase of the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class C and Class L shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% and 0.25%, respectively, of the Fund’s average daily net assets attributable to Class C or Class L shares and is payable on a monthly basis. Class A and Class I shares are not currently subject to a Distribution Fee.

The Distributor has entered into a “wholesale marketing” agreement with Griffin Capital Securities, LLC (“Griffin Capital Securities”), a registered broker-dealer and an affiliate of Apollo. Pursuant to the terms of the wholesale marketing agreement, Griffin Capital Securities will seek to market and otherwise promote the Fund through various “wholesale marketing” distribution channels, including but not limited to; regional and independent retail broker-dealers, registered investment advisers, and wirehouses.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a financial intermediaries’ registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating the financial intermediaries. The Additional Compensation may differ among financial intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the financial intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling financial intermediary may create potential conflicts of interest between an investor and its financial intermediary who is recommending the Fund over other potential investments. Additionally, the Fund may pay a servicing fee to Intermediaries for providing ongoing services in respect of shareholders of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request.

The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act of 1933 (“1933 Act”), or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, perform services for the Adviser and its affiliates in the ordinary course of business.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Such Financial Intermediaries may designate other intermediaries to receive purchase and repurchase orders, as authorized by the Fund. The Fund will be deemed to have received an order for purchase or repurchase of shares when the order is received in “proper form” by the Transfer Agent (or, if applicable, by a Financial Intermediary or its authorized designee) on a business day. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may also pay fees to Financial Intermediaries for sub-administration, sub-transfer agency, sub-accounting and other shareholder services associated with shareholders whose shares are held with such Financial Intermediary. Financial Intermediaries may charge fees for the services they provide in connection with processing your

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transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary and the Transfer Agent.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Apollo Diversified Real Estate Fund to:

Apollo Diversified Real Estate Fund
c/o SS&C, Inc.
801 Pennsylvania Ave
Suite 219133
Kansas City, MO 64105-1307

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.

The Transfer Agent will charge a $5.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the Transfer Agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the Transfer Agent. Upon receipt of the completed account application, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-888-926-2688 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
Credit: SS&C, Inc.
Account #: (number provided by calling toll-free number above)
Further Credit:
Apollo Diversified Real Estate Fund
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact SS&C to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments in Class A and Class C shares by transfers of a minimum of $100 for regular accounts and $50 for retirement accounts on specified days of each month into your established Fund account. You may elect to make subsequent investments in Class I and Class L shares by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 1-888-926-2688 for more information about the Fund’s Automatic Investment Plan.

By Telephone

Investors may purchase additional shares of the Fund by calling 1-888-926-2688. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

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In compliance with the USA Patriot Act of 2001, SS&C will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call SS&C at 1-888-926-2688 for additional assistance when completing an application.

If SS&C does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Purchase Terms

The minimum initial purchase by an investor for Class A, Class C and Class L shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. The Fund reserves the right to waive investment minimums. The Fund’s shares are offered for sale through its Distributor at net asset value plus the applicable sales load. The price of the shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the shares.

The minimum initial purchase for Class I shares by an investor is $1,000,000. The Fund reserves the right to waive the investment minimum. The Fund may permit a financial intermediary to waive the initial minimum per shareholder for Class I shares in the following situations: broker-dealers purchasing fund shares for clients in broker-sponsored discretionary fee-based advisory programs; financial intermediaries with clients of a registered investment advisor (RIA) purchasing fund shares in fee based advisory accounts with a $1,000,000 aggregated initial investment across multiple clients; and certain other situations deemed appropriate by the Fund. The Fund’s Class I shares are offered for sale through its Distributor at net asset value. The price of the shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the shares.

Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Class A Shares

Investors purchasing Class A shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, and is up to 5.75%, as set forth in the table below. A reallowance to participating broker-dealers will be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to the Fund’s dealer manager, Griffin Capital Securities, (the “Dealer Manager Fee”). The following sales loads apply to your purchases of shares of the Fund:

Amount Purchased	Dealer Reallowance*	Dealer Manager Fee	Sales Load as % of Offering Price	Sales Load as % of Amount Invested
Under $100,000	5.00%	0.75%	5.75%	6.10%
$100,000-$249,999	4.00%	0.75%	4.75%	4.99%
$250,000-$499,999	3.00%	0.75%	3.75%	3.90%
$500,000-$999,999	2.00%	0.50%	2.50%	2.56%
$1,000,000 and Above	0.00%	0.00%	0.00%	0.00%**

*	Gross Dealer Concession paid to participating broker-dealers.
**

Selling brokers, or other financial intermediaries that have entered into selling and/or intermediary agreements with the Distributor may receive a distribution and service fee of up to 1.00% of the purchase price of Class A shares.

You may be able to buy Class A shares without a sales charge (i.e., “load-waived”) when you are:

●	reinvesting dividends or distributions;

●	a current or former director or Trustee of the Fund;

●

an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Internal Revenue Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

●	purchasing shares through the Fund’s Adviser;

●	purchasing shares through a financial services firm that has a special arrangement with the Fund;

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●	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services; or

●	exchanging an investment in Class A (or equivalent type) shares of another fund for an investment in the Fund.

In addition, the Fund may reduce or eliminate sales charges applicable to purchases of Class A shares through a Combined Purchase Privilege, Right of Accumulation (a discount based on cumulative quantity) or Letter of Intent (each as defined below). These programs will apply to purchases of other closed-end funds or business development companies that Apollo sponsors currently or in the future (collectively, “Eligible Funds”), which offer Class A shares. These programs are summarized below.

Class L Shares

Investors purchasing Class L shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 1.25% to 4.25%, as set forth in the table below. A reallowance to participating broker-dealers will be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to the Fund’s dealer manager, Griffin Capital Securities, (the “Dealer Manager Fee”). The following sales loads apply to your purchases of shares of the Fund:

Amount Purchased	Dealer Reallowance*	Dealer Manager Fee	Sales Load as % of Offering Price	Sales Load as % of Amount Invested
Under $250,000	3.50%	0.75%	4.25%	4.44%
$250,000-$499,999	2.50%	0.75%	3.25%	3.36%
$500,000-$999,999	1.50%	0.50%	2.00%	2.04%
$1,000,000 and Above	1.00%	0.25%	1.25%	1.27%

*	Gross Dealer Concession paid to participating broker-dealers.

You may be able to buy Class L shares without a sales charge (i.e., “load-waived”) when you are:

●	reinvesting dividends or distributions;

●	a current or former director or Trustee of the Fund;

●

an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Internal Revenue Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

●	purchasing shares through the Fund’s Adviser;

●	purchasing shares through a financial services firm that has a special arrangement with the Fund;

●	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services; or

●	exchanging an investment in Class L (or equivalent type) shares of another fund for an investment in the Fund.

In addition, the Fund may reduce or eliminate sales charges applicable to purchases of Class L shares through a Combined Purchase Privilege, Right of Accumulation (a discount based on cumulative quantity) or Letter of Intent (each as defined below). These programs will apply to purchases of other closed-end funds or business development companies that Apollo sponsors currently or in the future (collectively, “Eligible Funds”), which offer Class L shares. These programs are summarized below.

Combined Purchase Privilege

Concurrent purchases of Class A or Class L shares of the Fund and/or of Eligible Funds may be combined into a single purchase to determine the application of the sales load (i.e., available breakpoints or volume discounts) (the “Combined Purchase Privilege”). Purchases by Family Members or other related accounts of a shareholder may be combined for purposes of determining eligibility. A “Family Member” includes ones spouse, domestic partner, parent, stepparent, grandparent, child, stepchild, grandchild, sibling, father-in-law, mother-in-law, brother-in-law or sister-in-law, including trusts created by these Family Members. If applicable, you will need to provide the account numbers of your Family Member(s) as well as the ages of your minor children.

It is the responsibility of the investor (or, if applicable, the investor’s financial intermediary) to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase Class A or Class L shares directly from the Fund and believe the Combined Purchase Privilege applies, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, you may be able to include the Fund as part of your current investment, the current aggregate net asset value of all Class A shares of the Fund and of any Eligible Funds held by accounts for your benefit (the “Right of Accumulation”). To qualify for this option, you must be either:

●	an individual;

50

●	an individual and a Family Member purchasing shares for your own account(s) or trust(s) or custodial account(s) for minor children; or

●

a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Internal Revenue Code, including related plans of the same employer.

If you plan to rely on this Right of Accumulation, you must notify your broker or the Fund’s transfer agent, as applicable, or at the time of your purchase. You will need to give your broker or the Fund’s transfer agent, as applicable, your account numbers. Existing holdings of Family Members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your Family Members as well as the ages of your minor children.

Letter of Intent

You may be able to count all investments within a 13-month period in Class A or Class L shares of any Eligible Fund(s) as if you were making them all at once for the purposes of calculating the applicable reduced sales charges by means of a written letter of intent (the “Letter of Intent”). The minimum initial investment under a Letter of Intent is 5% of the total Letter of Intent amount. The Letter of Intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase of Class A shares of an Eligible Fund not originally made pursuant to a Letter of Intent under a Letter of Intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class A or Class L shares of an Eligible Fund that were previously purchased at a price including a front end sales charge during the 90-day period prior to the Distributor receiving the Letter of Intent, and (2) the historical cost of shares of other Eligible Funds you currently own and acquired in exchange for Class A or Class L shares of an Eligible Fund purchased during that period and at a price including a front-end sales charge. You may combine purchases and exchanges by Family Members. You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any financial intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.

Class C Shares

Class C shares are sold at the prevailing NAV per Class C share and are not subject to any upfront sales charge; however, the following are additional features that should be taken into account when purchasing Class C shares:

●

a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums);

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class C shares;

●	a Distribution Fee which will accrue at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class C shares; and

●

a contingent deferred sales charge equal to 1.00% of the original purchase price of Class C shares repurchased by the Fund for repurchases of Class C shares held less than 365 days following such shareholder’s initial purchase.

The Distributor pays 1% of the amount invested to dealers who sell Class C shares. The Adviser or an affiliate reimburses the Distributor for monies advanced to dealers. Because Class C shares of the Fund are sold at the prevailing NAV per Class C share without an upfront sales load, the entire amount of your purchase is invested immediately.

Class I Shares

Class I shares will be sold at the prevailing NAV per Class I share and are not subject to any upfront sales charge. The Class I shares are not subject to a Distribution Fee, shareholder servicing fees, or contingent deferred sales charges. Class I shares may only be available through certain financial intermediaries. Because the Class I shares of the Fund are sold at the prevailing NAV per Class I share without an upfront sales charge, the entire amount of your purchase is invested immediately. However, for all accounts, Class I shares require a minimum investment of $1,000,000, while subsequent investments may be made with $100. The Fund reserves the right to waive the investment minimum.

Share Class Exchanges

Upon request, the Fund may, in its discretion, permit a current Fund shareholder to exchange shares of one class of the Fund held by them to another class of Fund shares; provided, however, that such shareholder meets the requirements of the new share class or such requirements have been waived in the Adviser’s discretion.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class A, Class C and Class L shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to Class A, Class C and Class L shares, may incur expenses on an annual basis equal up to 0.25% of its average net assets attributable to Class A, Class C and Class L shares, respectively.

Class I shares are not subject to shareholder servicing expenses.

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Distribution Plan

The Fund, with respect to its Class C and Class L shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts, as well as for payments to the L Class shares platform sponsors. These activities include marketing and other activities to support the distribution of Class C and Class L shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.75% and 0.25% of average daily net assets attributable to Class C and Class L shares, respectively. Class A shares and Class I shares do not pay a Distribution Fee.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by DLA Piper LLP, 1201 West Peachtree St NE, Suite 2900, Atlanta, GA 30309.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

As permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary (such as a broker-dealer or bank). Instead, the reports will be made available on the Fund’s website (https://www.apollo.com/adref), and you will be notified electronically or by mail, depending on your elections, each time a report is posted and provided with a website link to access the report.

You may elect to receive all future reports in paper free of charge. If you invest directly with the Fund, you can call the Fund toll-free at 1-888-926-2688 or visit https://www.apollo.com/adref to inform the Fund that you wish to continue receiving paper copies of your shareholder reports. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. Please note that not all financial intermediaries may offer this service. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the fund sponsor if you invest directly with a fund.

If you already elected to receive shareholder reports electronically, you will not be affected by this change, and you need not take any action. You may elect to receive electronic delivery of shareholder reports and other communications by: (i) calling the Fund toll-free at 1-888-926-2688 or visiting https://www.apollo.com/adref, if you invest directly with the Fund, or (ii) contacting your financial intermediary, if you invest through a financial intermediary. Please note that not all financial intermediaries may offer this service.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 1-888-926-2688 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd. is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. Cohen & Company, Ltd. is located at 1835 Market Street, Suite 310, Philadelphia, PA 19103.

ADDITIONAL INFORMATION

The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-212073). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

52

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	2
Investment Objective and Policies	3
Repurchases and Transfers of Shares	15
Management of the Fund	20
Codes of Ethics	27
Proxy Voting Policies and Procedures	27
Control Persons and Principal Holders	27
Investment Advisory and Other Services	29
Portfolio Managers	31
Allocation of Brokerage	33
Tax Status	34
Other Information	39
Independent Registered Public Accounting Firm	40
Financial Statements	40
Appendix A – Apollo Real Estate Fund Adviser, LLC Proxy Voting Policies and Procedures	41
Appendix B – CenterSquare Investment Management LLC Proxy Voting Policies and Procedures	45

53

Apollo Global Management, Inc.

Privacy Notice

Dear Client or Investor:

Apollo Global Management, Inc. (“Apollo”) and its subsidiaries1 (together “us,” “we,” or “Apollo”) take precautions to maintain the privacy of personal information concerning Apollo’s current and prospective investors who are individuals/natural persons. These precautions include the adoption of certain procedures designed to maintain and secure such investors’ nonpublic personal information from inappropriate disclosure to third parties. U.S. federal regulations require Apollo to inform investors of its privacy notice regarding what kinds of information it collects and the circumstances in which that information may be disclosed to third parties. Please see the Appendix to this policy for additional information about our privacy practices regarding the European Union, United Kingdom, Cayman Islands, California, and other jurisdictions that may grant natural persons certain privacy rights.

We collect nonpublic personal information about investors from the following sources:

●

information Apollo receives from an investor in its subscription documentation, other forms or agreements, and correspondence (written, telephonic, or electronic), including identifiers, such as an investor’s name, address, social security number, and commercial information such as assets, income, and amounts or types of such investor’s investments;

●

commercial information about an investor’s transactions with Apollo, its affiliates, and nonaffiliated third parties, such as an investor’s capital account balance, other account data, and participation in other investments; and

●	commercial information Apollo may receive from a consumer reporting agency, such as an investor’s credit history.

We do not disclose any nonpublic personal information about prospective, current, or former investors to anyone, except as requested or authorized by an investor or to certain affiliates and service providers as permitted or as otherwise required by law or regulation. We do not sell your nonpublic personal information. We may use nonpublic personal information that you provide to market services to you in the future, including through our use of third-party website cookies and similar technologies.

Except as described below or as otherwise required by law or regulation, we do not disclose to affiliates or to nonaffiliates any nonpublic personal information about you. We do disclose information to affiliates and nonaffiliated third parties for our everyday business purposes, such as to process your transactions, to maintain your investments in funds managed by Apollo, and to respond to court orders and legal investigations, or as permitted by law. We also provide such information to our affiliates, attorneys, banks, auditors, securities brokers, and service providers as may be necessary to facilitate the acceptance and management of your investments in funds managed by Apollo and to enable them to perform services on our behalf. We may also provide your name, address, telephone number, social security number, or financial condition information to affiliates or nonaffiliated third parties, such as broker-dealers, engaged in marketing activities on our behalf, such as the solicitation of your investment in future funds managed by Apollo. We will require such third-party service providers and financial institutions to protect the confidentiality of the investors’ nonpublic personal information and to use the information only for purposes for which it is disclosed to them. We maintain physical, electronic, and procedural safeguards that comply with U.S. federal standards to safeguard investors’ nonpublic personal information.

We will adhere to the policies and practices described in this Privacy Notice regardless of whether the investor is a prospective, current or former investor.

If you have any questions concerning this Privacy Notice, please contact privacy@apollo.com.

[1]	Subsidiaries of Apollo also include entities that conduct their business under names that do not include the “Apollo” name.

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Appendix: European Union, United Kingdom, Cayman Islands, California, and Other Jurisdictional Privacy Notice

This notice, along with the Privacy Notice above, describes how Apollo,2 as a data controller, collects and processes Personal Information (as defined below) about natural persons residing in the European Union (“EU”), the United Kingdom (“UK”), and other jurisdictions that may grant natural persons certain privacy rights,3 as well as in relation to an Apollo entity that is established in the European Union or United Kingdom or an entity that is established in the Cayman Islands. This notice also provides such persons with information about the rights they may have in relation to Personal Information (as defined below). If you are a California Resident (as defined below), please review the below section Additional Information for California Residents for additional disclosures, our Notice at Collection, and a description of your rights under the California Consumer Privacy Act (with any implementing regulations, as amended by the California Privacy Rights Act (“CPRA”) and as may be amended from time to time, “CCPA”).

If we materially change our privacy practices regarding Personal Information (as defined below), we will notify relevant individuals. For purposes of this Appendix, “investors” includes directors, officers, employees, owners, limited partners, agents, consultants, representatives, and beneficiaries of investors that are not natural persons.

Collection of Information

Depending on how you interact with us, we may collect nonpublic personal information as described elsewhere in the Privacy Notice and other Personal Information about you. “Personal Information” for purposes of this notice means any information that can help us directly or indirectly identify you, and as otherwise defined under applicable law.

We may collect certain categories of Personal Information from investors, including:

●

identifiers and similar information such as name, address, date and place of birth, e-mail address, telephone number, social security number or other unique identifier number, tax identification number, driver’s license number, passport and other national identity details, internet protocol (“IP”) address, username, password, online identifiers or other similar identifiers;

●

financial information, including certain information protected under federal or state laws, like income, assets and investments, payments, creditworthiness, loans, bank account details, wire instructions or a signature, bank account, or other financial information;

●	personal details, including characteristics of protected classifications under certain federal or state laws, such as gender, national origin, or marital status;

●

commercial information, including records of products or services purchased, obtained, or considered, or other purchasing histories or tendencies, including funds invested, investments considered, or sources of funds or wealth;

●

certain information that may qualify as “special category” data under applicable data protection laws, such as Personal Information revealing racial or ethnic origin, political opinions, religious or philosophical beliefs, trade union membership, data concerning health, or a natural person’s sex life or sexual orientation;

●	education information, including information that is not publicly available, personally identifiable information as defined in the Family Educational Rights and Privacy Act;

●	internet or other electronic network activity information, including interactions with our website or use of certain online tools;

●	audio (e.g., voicemail), electronic, visual or similar information;

●	professional or employment-related information, including occupation, compensation, salary, benefits, grants, insurance details, pension information, employer, and title;

●	inferences drawn from any of the information identified above to create a profile reflecting your preferences or similar information, including your potential interest in investing in new funds; and

●

certain information that may qualify as “sensitive personal information” under the CCPA, such as your social security number, passport number, driver’s license, or state identification card; your account log-in, financial account and debit or credit card number in combination with any required security credentials allowing access to such account; and your racial or ethnic origin.

How We Collect Information

Investors may provide us with Personal Information in connection with their investments in Apollo funds, which may include address, social security number, wire transfer instructions, and the amount of assets or income. This information is required before investors can be accepted into an Apollo fund, and not providing it may mean that we are not able to accept an investment. As described in the Privacy Notice, investors provide us with information directly and/or through intermediates in subscription documentation and may continue to provide information through ongoing communications or interactions with us on an applicable website or by mail, e-mail, or telephone.

We also collect Personal Information from different sources such as consultants, fund administrators, identity verification services, and credit reference agencies, sources designed to detect and prevent fraud, and those sources described in the Privacy Notice.

[2]

As defined in the Apollo Privacy Notice, “Apollo” refers to Apollo Global Management, Inc. and its subsidiaries. Subsidiaries of Apollo also include entities that conduct their business under names that do not include the “Apollo” name.

[3]

Individuals in Andorra, Argentina, Australia, California, Canada, Faroe Islands, Guernsey, Hong Kong, Israel, Isle of Man, Japan, Jersey, Mexico, New Zealand, Singapore, South Korea, Switzerland, Uruguay, and certain other jurisdictions may have certain data subject rights. These rights vary, but they may include the right to (i) request access to and rectification or erasure of their personal information, (ii) restrict or object to the processing of their personal information, and (iii) obtain a copy of their personal information in a portable format. Individuals may also have the right to lodge a complaint about the processing of personal information with a data protection authority.

55

We may also collect Personal Information through publicly available sources such as public websites or other publicly accessible directories and sources, including bankruptcy registers, tax authorities, governmental agencies and departments, sanctions screening databases, and regulatory authorities.

Why We Collect Information

As permitted by applicable laws, we use Personal Information primarily to communicate with investors.

We may use Personal Information for the following business or commercial purposes, and the lawful bases for our processing include the following:

●	comply with our obligations to investors under contract or related pre-contractual steps;

●

support our business development and marketing initiatives. We do this to meet our business interests in expanding our business. We only send direct electronic marketing messages where recipients have agreed to this or as otherwise permitted by applicable law. Individuals can opt out of receiving such messages at any time by using the opt-out mechanisms that may be available in those messages or by contacting us via the channels provided below;

●

where it is necessary for our legitimate interests (or those of a third party) and your interests and fundamental rights do not override those interests. This processing benefits investors by supporting our provision of services;

●	protect our rights, establish, exercise or defend legal claims and in order to protect and enforce our (or another person’s) rights, property, or safety, or to assist others to do the same;

●

maintain security and prevent or detect crime and fraud. In many cases we are required to do this by applicable laws, but we will otherwise do so to meet our interests in maintaining security and preventing crime, which is also in the interest of our investors;

●	compliance with applicable laws and regulations, including to meet our legitimate interests or those of a third party;

●

detect security incidents and protecting against malicious, deceptive, fraudulent, or illegal activity, including preventing fraud and conducting “Know Your Client,” anti-money laundering, terrorist financing, and conflict checks;

●	internal operations, including troubleshooting, data analysis, testing, research, and statistical and survey purposes;

●

audit compliance with Apollo’s corporate policies and contractual obligations. This is necessary to meet our legal and regulatory obligations, for example to financial services regulators, and if not strictly necessary to meet these obligations, to allow us to meet our interests in running our business to our high corporate standards, which is beneficial to investors as these help protect investments and information; and

●	with your consent, as required under applicable law.

We may be legally obliged to process certain Personal Information in order to be able to perform services and business operations or to comply with contractual requirements. If you choose not to provide us with the necessary Personal Information or to restrict us from processing Personal Information, we may not be able to meet our obligations or deliver the products or services requested. This may lead to cancellation of contracts; if this is the case, we will endeavor to contact you to discuss this.

How We Disclose Information

We disclose information for the purposes described above in the Privacy Notice and on the grounds described above in this Appendix. We may also disclose Personal Information as required to pursue available remedies or limit damages we may sustain, to enforce our rights, protect our property or protect the rights, property or safety of others, to prevent fraud, unauthorized transactions or liability; or as needed to support external auditing, compliance and corporate governance functions.

Security Measures

We maintain reasonable physical, electronic, and procedural safeguards appropriate to the nature of the information to store and secure Personal Information from unauthorized access, alteration, and destruction. Our control policies, for example, generally authorize access to investor information only by individuals who need such access to do their work. Given the nature of information security, there is no guarantee that such safeguards will always be successful.

Transfers of Information

Our activities and the jurisdictions in which we are established are such that it may be necessary for Personal Information that we collect to be transferred, as permitted by applicable laws, to the United States and other countries where we or our service providers have facilities. When we transfer Personal Information to a country that is not regarded as ensuring an adequate level of protection for Personal Information under European Union, United Kingdom, the Cayman Islands, or other applicable laws, we will seek to ensure a similar degree of protection is afforded to Personal Information by ensuring that, where possible, we put in place appropriate safeguards (such as standard contractual clauses approved by the European Commission or other relevant authority) or otherwise transfer Personal Information in accordance with applicable laws, such as where the transfer is necessary for the performance of a contract between you and us or between us and a third party in your interest, where the transfer is necessary to establish, exercise or defend legal claims, or where the transfer is made for important reasons of public interest. For more information on specific mechanisms we rely on for transferring Personal Information, please contact us at the details provided in the Contact section below.

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How Long We Keep Information

We retain Personal Information for as long as we have a relationship with the individuals to whom the information relates and for a period after our relationship has ended. When deciding how long to keep Personal Information after our relationship has ended, we take into account how long we need to retain the information to fulfill the purposes described above and to comply with our legal regulatory obligations, including obligations of our regulators. We may also retain Personal Information to investigate or defend against potential legal claims in accordance with the limitation periods of countries where legal action may be brought.

Individual Rights and Choices

Subject to certain local laws, individuals may have certain additional rights regarding their Personal Information. In particular, individuals may have the right to object to our uses of their Personal Information. Individuals who would like to discuss or exercise such rights can contact us at the details provided in the Contact section below. These additional rights may include the rights to (i) access Personal Information; (ii) rectify the Personal Information we hold; (iii) erase Personal Information; (iv) restrict our use of Personal Information; (v) object to the processing of your Personal Information in certain circumstances, including where we process Personal Information for direct marketing purposes or where we have processed such data on the basis of our legitimate interests; (vi) withdraw your consent to the processing of your Personal Information (where applicable); (vii) receive Personal Information in a usable electronic format and transmit it to a third party (also known as the right of data portability); and (vi) lodge a complaint with a data protection authority in the United Kingdom or the European Economic Area (“EEA”) Member State in which you live, work or where the infringement occurred or in respect of an entity organized under the laws of the Cayman Islands, as overseen by the Ombudsman in the Cayman Islands. If you are a California Resident, please review Additional Information for California Residents below for a description of your California-specific rights regarding your Personal Information.

Additional Information for California Residents

The CCPA imposes certain obligations on us and grants certain rights to California residents (“California Resident,” “you,” or “your”) with regard to “personal information” (as defined under the CCPA). If you are a California Resident, please review the following information about your potential rights with regard to your Personal Information under the CCPA. The rights described herein are subject to exemptions and other limitations under applicable law, and the CCPA does not apply to certain information like Personal Information collected, processed, sold, or disclosed pursuant to the federal Gramm-Leach-Bliley Act and its implementing regulations (“GLBA”).

Terms used herein have the meaning ascribed to them in the CCPA. For purposes of the CCPA, we are a “business.”

Notice at Collection and Use of Personal Information

Information We Collect

Depending on how you interact with us, we may collect the categories of Personal Information listed above in Collection of Information.

How We Use Collected Information

We may use Personal Information from you for the purposes described above in the section Why We Collect Information.

Sale or Sharing of Personal Information

We do not “sell” your personal information under the CCPA, meaning we do not rent, release, disclose, transfer, make available, or otherwise communicate personal information to another business or third party for monetary or other valuable consideration. We also do not “share” your personal information, as defined under the CCPA to mean sharing, renting, releasing, disclosing, disseminating, making available, transferring, or otherwise communicating orally, in writing, or by electronic or other means, personal information to a third party for cross-context behavioral advertising, whether or not for monetary or other valuable consideration.

How Long We Keep Information

We retain your Personal Information as described above in the section How Long We Keep Information.

For more information about our privacy practices, please review our entire Privacy Notice and accompanying Appendix.

Our Collection, Use, and Disclosure of Personal Information and Sensitive Personal Information

What Information We Have Collected, the Sources from Which We Collected It, and Our Purpose for Collecting the Information

In the preceding 12 months, depending on how you interact with us, we may have collected the categories of Personal Information listed above in Collection of Information. We may collect Personal Information from all or some of the categories of sources listed in the section How We Collect Information. We may collect all or a few of these categories of Personal Information for the business or commercial purposes identified in the section Why We Collect Information.

Our Disclosure of Personal Information

We do not sell or share your Personal Information as defined under the CCPA. We do not knowingly sell or share the Personal Information of California Residents under 16 years old. In the preceding 12 months, we may have disclosed for a business purpose some of the categories of Personal Information to the categories of third parties, as describe in the below chart:

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Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
Identifiers

● Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

● Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

● Professional services organizations, such as auditors.

● Affiliated entities.

● Performing services.

● Auditing related to consumer interactions and transactions.

● Short-term, transient use.

● Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

● Debugging and repainting errors impairing functionality (such as on our portals or website).

● Internal research for technological development and demonstration.

● Activities to verify, maintain, or improve the quality of our services.

● Business development and marketing initiatives.

● To comply with applicable laws and regulations.

Additional information subject to Cal. Civ. Code § 1798.80(e)
Characteristics of protected classifications under certain federal or state laws

● Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

● Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

● Professional services organizations, such as auditors.

● Affiliated entities.

● Performing services.

● Auditing related to consumer interactions and transactions.

● Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

● To comply with applicable laws and regulations.

Commercial information

● Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

● Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

● Professional services organizations, such as auditors.

● Affiliated entities.

● Performing services.

● Auditing related to consumer interactions and transactions.

● Short-term, transient use.

● Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

● Debugging and repainting errors impairing functionality (such as on our portals or website).

● Internal research for technological development and demonstration.

● Activities to verify, maintain, or improve the quality of our services.

● Business development and marketing initiatives.

● To comply with applicable laws and regulations.

Education information, including information that is not publicly available, personally identifiable information as defined in the Family Educational Rights and Privacy Act

● Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

● Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

● Professional services organizations, such as auditors.

● Affiliated entities

● Performing services

● Auditing related to consumer interactions and transactions.

● Short-term, transient use.

● Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

● To comply with applicable laws and regulations.

Internet or electronic network activity information

● Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

● Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

● Professional services organizations, such as auditors.

● Affiliated entities.

● Performing services.

● Auditing related to consumer interactions and transactions.

● Short-term, transient use.

● Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

● Debugging and repainting errors impairing functionality (such as on our portals or website).

● Internal research for technological development and demonstration.

● Activities to verify, maintain, or improve the quality of our services.

● Business development and marketing initiatives.

● To comply with applicable laws and regulations.

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Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
Audio, electronic, visual, or similar information

● Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

● Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

● Professional services organizations, such as auditors.

● Affiliated entities.

● Performing services.

● Auditing related to consumer interactions and transactions.

● Short-term, transient use.

● Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

● Business development and marketing initiatives.

● To comply with applicable laws and regulations.

Professional or employment- related Information

● Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

● Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

● Professional services organizations, such as auditors.

● Affiliated entities.

● Performing services.

● Auditing related to consumer interactions and transactions.

● Short-term, transient use.

● Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

● Business development and marketing initiatives.

● To comply with applicable laws and regulations.

Inferences drawn from any of the information identified above

● Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

● Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

● Professional services organizations, such as auditors.

● Affiliated entities.

● Performing services.

● Auditing related to consumer interactions and transactions.

● Short-term, transient use.

● Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

● Internal research for technological development and demonstration.

● Business development and marketing initiatives.

● To comply with applicable laws and regulations.

In addition, we may disclose, and in the preceding 12 months may have disclosed, all of the categories of Personal Information identified in Collection of Information above to the following categories of third parties: (i) judicial courts, regulators, or other government agents purporting to have jurisdiction over us, our subsidiaries or our affiliates, or opposing counsel and parties to litigation; and (ii) other third parties as may otherwise be permitted by law. We may disclose the categories of Personal Information identified in Collection of Information above for the business or commercial purposes identified above in Why We Collect Information. Additionally, we may disclose your Personal Information to third parties upon your request, at your direction, or with your consent.

We may also disclose or make available your Personal Information to our service providers such as our administrator, other entities that have agreed to limitations on the use of your Personal Information, or entities that fit within other exemptions or exceptions in, or as otherwise permitted by, the CCPA.

Use and Disclosure of Sensitive Personal Information

As noted in Collection of Information, under the CCPA, certain Personal Information we collect and process may be considered “sensitive personal information.” The CCPA requires that we provide you with a right to limit our use or disclosure of such sensitive personal information in certain circumstances. Currently, we are not using or disclosing your sensitive personal information for purposes that would require that we provide you with a right to limit.

California Residents’ Rights under the CCPA

If your Personal Information is subject to the CCPA, you may have certain rights concerning that information, subject to applicable exemptions and limitations, including the right to (i) be informed, at or before the point of collection, of the categories of Personal Information to be collected, and the purposes for which the categories of Personal Information shall be used; (ii) not be discriminated against because you exercise any of your rights under the CCPA; (iii) request that we delete any Personal Information about you that we collected or maintained, subject to certain exceptions (“Request to Delete”); (iv) opt-out of the “sale” (as that term is defined in the CCPA) of your Personal Information if a business sells your Personal Information (we do not); (v) opt-out of the “sharing” (as that term is defined in the CCPA) of your Personal Information if a business shares your Personal Information with third parties (we do not); (vi) limit the use and disclosure of sensitive personal information where required by the CCPA (“Right to Limit”) (please note that we are not using your sensitive personal information for purposes that would require that we provide you with a Right to Limit); (vii) correct inaccurate Personal Information (“Request to Correct”); and (viii) request that we disclose to you the Personal Information we have collected, used, and disclosed about you during the past 12 months (“Request to Know”).

The CCPA does not restrict our ability to do certain things like comply with other laws or comply with regulatory investigations. In addition, the CCPA does not apply to certain information like Personal Information collected, processed, sold or disclosed pursuant to the GLBA. We also reserve the right to retain, and not to delete, certain Personal Information after receipt of a Request to Delete from you where permitted by the CCPA or another law or regulation.

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How to Submit a Request under the CCPA

You may submit a Request to Know, Request to Correct, or Request to Delete (“Consumer Rights Request”), as described above, through the following toll-free telephone number: 833-271-8296, or e-mail us at privacy@apollo.com.

We are only required to respond to verifiable Consumer Rights Requests made by you or your legally authorized agent. When you submit a Consumer Rights Request, we may ask that you provide clarifying or identifying information to verify your request. Such information may include, at a minimum, depending on the sensitivity of the information you are requesting and the type of request you are making, your name and email address. Any information gathered as part of the verification process will be used for verification purposes only.

You are permitted to designate an authorized agent to submit a Consumer Rights Request on your behalf and have that authorized agent submit the request through the aforementioned methods. In order to be able to act, authorized agents have to submit proof that they are authorized to act on your behalf or have a power of attorney. We may also require that you directly verify your own identity with us and directly confirm with us that you provided the authorized agent permission to submit the request.

Contact

This Privacy Notice and Appendix are available in alternative formats upon request. Please contact privacy@apollo.com with any questions about this notice or our data privacy and data protection practices or to request this Privacy Notice in an alternative format. The Apollo point of contact for Apollo entities established outside the European Union and United Kingdom is: Apollo Management International LLP, 25 St. George Street, London W1S 1FS, United Kingdom.

The Privacy Notice was last updated on December 17, 2024, and supersedes any previously distributed Privacy Notice. From time to time, we may update this Privacy Notice. To the extent there are material changes with respect to our disclosure practices, we will issue an updated Privacy Notice that is reflective of such practices.

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Apollo Diversified Real Estate Fund
Class A Shares (GIREX), Class C Shares (GCREX), Class I Shares (GRIFX) and Class L Shares (GLREX) of Beneficial Interest

February 1, 2025

Investment Adviser
Apollo Real Estate Fund Adviser, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

February 1, 2025

APOLLO DIVERSIFIED REAL ESTATE FUND

Class A Shares (GIREX), Class C Shares (GCREX), Class I Shares (GRIFX) and
Class L Shares (GLREX) of Beneficial Interest

Principal Executive Offices

9 West 57th Street, New York, New York 10019

1-888-926-2688

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the Class A, Class C, Class I and Class L prospectus of Apollo Diversified Real Estate Fund (the “Fund” or the “Trust”), dated February 1, 2025 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-888-926-2688 or by visiting https://www.apollo.com/adref. Information on the website is not incorporated herein by reference. The Fund’s filings with the SEC also are available to the public on the SEC’s Internet web site at https://www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

TABLE OF CONTENTS

General Information and History	2
Investment Objective and Policies	3
Repurchases and Transfers of Shares	15
Management of the Fund	20
Codes of Ethics	27
Proxy Voting Policies and Procedures	27
Control Persons and Principal Holders	27
Investment Advisory and Other Services	29
Portfolio Managers	31
Allocation of Brokerage	33
Tax Status	34
Other Information	39
Independent Registered Public Accounting Firm	40
Financial Statements	40
appendix a – Apollo Real Estate Fund Adviser, LLC proxy voting policies and procedures	41
appendix b – CENTERSQUARE INVESTMENT MANAGEMENT LLC proxy voting policies and procedures	45

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on November 5, 2013. The Fund’s principal office is located at c/o Apollo Real Estate Fund Adviser, LLC, 9 West 57th Street, New York, New York 10019, and its telephone number is 1-888-926-2688. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate, on a class-specific basis, equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive or conversion rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund offers multiple classes of shares, including Class A, Class C, Class I and Class L shares. Information on Class M shares is available in a separate Statement of Additional Information. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees’ fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Board of Trustees of the Fund (the “Board” or the “Trustees”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)	Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2)	Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)	Purchase securities on margin, but may sell securities short and write call options.

(4)	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

(5)	Invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry, except the real estate industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities, as well as to investments in investment companies that primarily invest in such securities. Under normal circumstances, the Fund invests over 25% of its assets in the securities of companies or entities in the real estate industry.

(6)	Purchase or sell commodities, commodity contracts, including commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)	Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this restriction shall not prevent the Fund from investing in securities of companies engaged in the real estate business or securities or other instruments backed by real estate or mortgages), or commodities or commodity contracts.

(8)	Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities.

(9)	With respect to 75% of its total assets, the Fund may not: (i) purchase 10% or more of the outstanding voting securities of any one issuer; or (ii) purchase securities of any issuer if, as a result, 5% or more of the Fund’s total assets would be invested in that issuer’s securities. This limitation does not apply to investments in (i) cash and cash items; (ii) securities of other registered investment companies; and (iii) obligations of the United States Government, its agencies, or instrumentalities.

Other Fundamental Policies

(1)	In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than for 5% of the shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

(2)	The Fund may invest in real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Non-Fundamental Policies

The following are additional investment limitations of the Fund and may be changed by the Board without shareholder approval.

1.	80% Investment Policy. The Fund has adopted a policy to invest at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate industry securities, as defined in the Prospectus. Shareholders of the Fund will be provided with at least 60 days prior notice of any change in a Fund’s 80% policy. The notice will be provided in a separate written document containing the following, or similar, statement, in boldface type: “Important Notice Regarding Change in Investment Policy.” The statement will also appear on the envelope in which the notice is delivered, unless the notice is delivered separately from other communications to the shareholder.

If a restriction on a Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of a Fund’s investment portfolio, resulting from changes in the value of a Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law. In addition, if the Fund invests in one or more investment companies, the Fund will examine the holdings of such investment companies to ensure that the Fund is not indirectly concentrating its investments in a particular industry.

Certain Portfolio Securities and Other Operating Policies

As discussed in the Prospectus, the Fund invests in securities of private, institutional real estate investment funds managed by institutional investment managers (“Private Investment Funds”); publicly traded real estate investment trusts; publicly traded real estate operating companies; exchange traded funds (“ETFs”); index mutual funds; and other investment vehicles such as closed-end funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. The Fund’s investment adviser is Apollo Real Estate Fund Adviser, LLC (the “Adviser”). The Adviser is responsible for allocating the Fund’s assets among various securities using its investment strategies, subject to policies adopted by the Board. Additional information regarding the types of securities and financial instruments is set forth below.

Private Investment Funds

The Fund attempts to achieve its investment objectives by allocating its capital among a select group of institutional asset managers with expertise in managing portfolios of real estate, real estate debt and real estate related securities. Private Investment Funds typically accept investments on a quarterly basis, have quarterly repurchases, and do not have a defined termination date.

In addition to diversification across property type and geographic markets, Private Investment Funds may diversify by differing underlying economic drivers, including anticipated job growth, population growth or inflation. No specific limits have been established within the Fund’s investment guidelines for property type and geographic investments; however, many of the Private Investment Funds have NAV limitations for any one individual property held by such Funds relative to the NAV of the Private Investment Fund’s overall portfolio. While some institutional asset managers will seek diversification across property types, certain Private Investment Funds may have a more specific focus and not seek such diversification, but instead utilize an investment strategy utilizing expertise within specific or multiple property categories.

The Private Investment Funds may utilize leverage, pursuant to their operative documents, as a way to seek or enhance returns. Dependent upon the investment strategy, geographic focus and/or other economic or property specific factors, each Private Investment Fund will have differing limitations on the utilization of leverage. Such limitations are Private Investment Fund specific and may apply to an overall portfolio limitation as well as a property specific limitation. The Fund will limit its borrowing and the overall leverage of its portfolio to an amount that does not exceed 33 1/3% of the Fund’s gross asset value.

Other Investment Companies

The Fund may invest in securities of other investment companies, including ETFs. The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests, in addition to the management fees (and other expenses) paid by the Fund. The Fund’s investments in other investment companies are subject to statutory limitations prescribed by the 1940 Act, including in certain circumstances a prohibition on the Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund’s total assets in securities of any one investment company or more than 10% of its total assets in the securities of investment companies in the aggregate. In addition, Rule 12d1-4 of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) the Fund does not control the acquired fund; (ii) the Fund uses mirror voting if it holds more than 25% of an acquired open-end fund due to a decrease in the outstanding securities of the acquired fund and if it holds more than 10% of a closed-end fund; (iii) the Adviser and the investment adviser to the acquired fund make certain findings regarding the fund of funds arrangement, after considering specific factors; (iv) the Fund and acquired funds not advised by the Adviser have entered into an agreement prior to exceeding the limits of section 12(d)(1); and (v) the Fund is not part of a three tiered or more fund of funds structure. Many ETFs, however, have obtained exemptive relief from the SEC to permit unaffiliated funds (such as the Fund) to invest in their shares beyond these statutory limits, subject to certain conditions and pursuant to contractual arrangements between the ETFs and the investing funds. The Fund may rely on these exemptive orders in investing in ETFs.

ETFs are shares of unaffiliated investment companies issuing shares which are traded like traditional equity securities on a national stock exchange. Much like an index mutual fund, an ETF represents a portfolio of securities, which is often designed to track a particular market segment or index. An investment in an ETF, like one in any investment company, carries the same risks as those of its underlying securities. An ETF may fail to accurately track the returns of the market segment or index that it is designed to track, and the price of an ETF’s shares may fluctuate or lose money. In addition, because they, unlike other investment companies, are traded on an exchange, ETFs are subject to the following risks: (i) the market price of the ETF’s shares may trade at a premium or discount to the ETF’s net asset value; (ii) an active trading market for an ETF may not develop or be maintained; and (iii) there is no assurance that the requirements of the exchange necessary to maintain the listing of the ETF will continue to be met or remain unchanged. In the event substantial market or other disruptions affecting ETFs should occur in the future, the liquidity and value of the Fund’s shares could also be substantially and adversely affected.

Although not a principal investment strategy, the Fund may invest up to 10% of its assets in private funds employing hedging strategies (commonly known as “hedge funds”, i.e., investment funds that would be investment companies but for the exemptions under Rule 3(c)(1) or 3(c)(7) under the 1940 Act). Among other things, the hedge funds may invest in U.S. and non-U.S. equity and debt securities and may engage in leverage, short selling and derivative transactions. Hedge funds typically offer their securities privately without registration under the Securities Act, in large minimum denominations (often at least $1 million) to a limited number of high net worth individual and institutional investors hedge funds are not registered as investment companies under the 1940 Act pursuant to an exemption from registration under the 1940 Act.

Typically, investment managers of hedge funds are compensated through asset-based fees and incentive-based allocations. The hedge funds employ a variety of “alternative” investment strategies to achieve attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns) with low correlation to the broad equity and fixed-income markets. “Alternative” investment strategies, unlike “relative return strategies,” are generally managed without reference to the performance of equity, debt and other markets. Alternative investment strategies permit the managers of hedge funds to use leveraged or short sale positions to take advantage of perceived inefficiencies in the global capital markets. Alternative investment strategies differ from the investment programs of traditional registered investment companies, such as mutual funds. “Traditional” investment companies are generally characterized by long-only investments and restricted use of leverage.

Residential and Commercial Debt Securities

The Fund may also invest in residential and commercial debt securities. These mortgage-backed securities include those issued by the Government National Mortgage Association (“GNMA”), Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”) or certain foreign issuers. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property. The mortgages backing these securities include, among other mortgage instruments, conventional 30-year fixed-rate mortgages, 15-year fixed-rate mortgages, graduated payment mortgages and adjustable rate mortgages. The government or the issuing agency typically guarantees the payment of interest and principal of these securities. However, the guarantees do not extend to the securities’ yield or value, which are likely to vary inversely with fluctuations in interest rates, nor do the guarantees extend to the yield or value of a Fund’s shares. These securities generally are “pass-through” instruments, through which the holders receive a share of all interest and principal payments from the mortgages underlying the securities, net of certain fees.

Yields on pass-through securities are typically quoted by investment dealers and vendors based on the maturity of the underlying instruments and the associated average life assumption. The average life of pass-through pools varies with the maturities of the underlying mortgage loans. A pool’s term may be shortened by unscheduled or early payments of principal on the underlying mortgages. The occurrence of mortgage prepayments is affected by various factors, including the level of interest rates, general economic conditions, the location, scheduled maturity and age of the mortgage and other social and demographic conditions. Because prepayment rates of individual pools vary widely, it is not possible to predict accurately the average life of a particular pool. For pools of fixed-rate 30-year mortgages in a stable interest rate environment, a common industry practice in the U.S. has been to assume that prepayments will result in a 12-year average life, although it may vary depending on numerous factors. At present, pools, particularly those with loans with other maturities or different characteristics, are priced on an assumption of average life determined for each pool. In periods of falling interest rates, the rate of prepayment tends to increase, thereby shortening the actual average life of a pool of mortgage-related securities. Conversely, in periods of rising rates the rate of prepayment tends to decrease, thereby lengthening the actual average life of the pool. However, these effects may not be present, or may differ in degree, if the mortgage loans in the pools have adjustable interest rates or other special payment terms, such as a prepayment charge. Actual prepayment experience may cause the yield of mortgage-backed securities to differ from the assumed average life yield. Reinvestment of prepayments may occur at higher or lower interest rates than the original investment, thus affecting a Fund’s yield.

The rate of interest on mortgage-backed securities is lower than the interest rates paid on the mortgages included in the underlying pool due to the annual fees paid to the servicer of the mortgage pool for passing through monthly payments to certificate holders and to any guarantor, such as GNMA, and due to any yield retained by the issuer. Actual yield to the holder may vary from the coupon rate, even if adjustable, if the mortgage-backed securities are purchased or traded in the secondary market at a premium or discount. In addition, there is normally some delay between the time the issuer receives mortgage payments from the servicer and the time the issuer makes the payments on the mortgage-backed securities, and this delay reduces the effective yield to the holder of such securities.

The Fund may invest in other types of residential and commercial debt securities such as FHLMC Structured Pass-Through Certificates, known as “K-Notes.” K-Notes are securitized interests in apartment mortgage notes that are assembled by the FHLMC and issued by special purpose trusts. K-Notes are issued with varying levels of maturity and seniority. Some K-Notes are repurchased and reissued by FHLMC with a FHLMC guarantee, while other K-Notes do not have a FHLMC guarantee. The Fund may invest in the privately offered subordinate classes of K-Notes. Because more-senior classes have payment priority over subordinate classes of K-Notes, the value of subordinate K-Notes is highly sensitive to the default rate and foreclosure recovery rate on the underlying apartment loans. Subordinate K-Notes are also subject to liquidity risk because they are not available to the investing public and have a limited secondary market composed of institutional investors.

Foreign Securities

The Fund may invest, directly or indirectly, in non-U.S. real estate companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

Emerging Markets Securities

The Fund may invest, directly or indirectly, in issuers domiciled in emerging markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

Additional risks of emerging markets securities may include (i) greater social, economic and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging technique, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

Money Market Instruments

The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or the Public Sub-Adviser deems appropriate under the circumstances. Pending allocation of the offering proceeds of this offering and thereafter, from time to time, the Fund also may invest in these instruments and other investment vehicles. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (the “FDIC”), and repurchase agreements.

Special Investment Techniques

The Fund may use a variety of special investment instruments and techniques to hedge against various risks or other factors and variables that may affect the values of the Fund’s portfolio securities. The Fund may employ different techniques over time, as new instruments and techniques are introduced or as a result of regulatory developments. Some special investment techniques that the Fund may use may be considered speculative and involve a high degree of risk, even when used for hedging purposes. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities.

Derivatives

The Fund may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

The Fund relies on certain exemptions in Rule 18f-4 to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Under Rule 18f-4, “derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in Rule 18f-4(d)(1)(ii), reverse repurchase agreements and similar financing transactions. The Fund may enter into unfunded loan commitments, which are contractual obligations for future funding. Unfunded loan commitments represent a future obligation in full, even though a percentage of the notional loan amounts may not be utilized by the borrower. The Fund will rely on an exemption in Rule 18f-4(e) when entering into unfunded commitment agreements, which includes any commitment to make a loan to a company, including term loans, delayed draw term loans, and revolvers, or to invest equity in a company. The Fund will rely on an exemption in Rule 18f-4(f) when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced commitments, and dollar rolls) and non-standard settlement cycle securities, if certain conditions are met.

The Fund operates as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule 18f-4. To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule 18f-4). If the Fund ceases to qualify as a “limited derivatives user” as defined in Rule 18f-4, the rule would, among other things, require the Fund to establish a comprehensive derivatives risk management program, to comply with certain value- at-risk based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.

Options and Futures. The Fund may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter (“OTC”) market, or they may be negotiated directly with counterparties. In cases where instruments are purchased OTC or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out a position.

The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call options for both hedging purposes and to pursue the Fund’s investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations to avoid regulation as a commodity pool. The CFTC eliminated limitations on futures trading by certain regulated entities, including registered investment companies, and consequently registered investment companies may engage in unlimited futures transactions and options thereon provided that the investment manager to such company claims an exclusion from regulation as a commodity pool operator. If the Fund were to use derivatives subject to regulation by the CFTC in connection with its management of the Fund, the Adviser will claim such an exclusion from registration as a commodity pool operator under the Commodity Exchange Act (“CEA”). Therefore, it would not be subject to the registration and regulatory requirements of the CEA.

Successful use of futures also is subject to the Adviser’s ability to correctly predict movements in the relevant market. To the extent that a transaction is entered into for hedging purposes, successful use is also subject to the Adviser’s ability to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price.

Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the OTC market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Swap Agreements. The Fund may enter into a variety of swap agreements, including equity, interest rate, and index swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

Government Regulation of Derivatives. It is possible that government regulation of various types of derivative instruments, including futures and swap agreements, may limit or prevent the Fund from using such instruments as a part of its investment strategy, and could ultimately prevent the Fund from being able to achieve its investment objective. It is impossible to predict fully the effects of legislation and regulation in this area, but the effects could be substantial and adverse.

The futures markets are subject to comprehensive statutes, regulations, and margin requirements. The SEC, the CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the implementation or reduction of speculative position limits, the implementation of higher margin requirements, the establishment of daily price limits and the suspension of trading.

The regulation of swaps and futures transactions in the U.S., the European Union and other jurisdictions is a rapidly changing area of law and is subject to modification by government and judicial action. There is a possibility of future regulatory changes altering, perhaps to a material extent, the nature of an investment in the Fund or the ability of the Fund to continue to implement its investment strategies.

Under recently adopted rules and regulations, transactions in some types of swaps (including interest rate swaps and credit default swaps on North American and European indices) are required to be centrally cleared, and additional types of swaps may be required to be centrally cleared in the future. In a transaction involving those swaps (“cleared derivatives”), the Fund’s counterparty is a clearing house, rather than a bank or broker. Since the Fund is not a member of a clearing house and only clearing members can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives transactions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through its accounts at clearing members. Clearing members guarantee performance of their clients’ obligations to the clearing house.

In addition, U.S. regulators, the European Union and certain other jurisdictions have adopted minimum margin and capital requirements for uncleared OTC derivatives transactions. It is expected that these regulations will have a material impact on the Fund’s use of uncleared derivatives. These rules will impose minimum margin requirements on derivatives transactions between the Fund and its swap counterparties and may increase the amount of margin the Fund is required to provide. They will impose regulatory requirements on the timing of transferring margin, which may accelerate the Fund’s current margin process. They will also effectively require changes to typical derivatives margin documentation. Such requirements could increase the amount of margin the Fund needs to provide in connection with uncleared derivatives transactions and, therefore, make such transactions more expensive.

The regulation of the derivatives markets has increased over the past several years, and additional future regulation of the derivatives markets may make derivatives more costly, may limit the availability or reduce the liquidity of derivatives or may otherwise adversely affect the value or performance of derivatives. For instance, in October 2020, the SEC adopted Rule 18f-4 under the 1940 Act providing for the regulation of a registered investment company’s use of derivatives, short sales, reverse repurchase agreements, and certain other instruments. Under Rule 18f-4, a fund’s derivatives exposure is limited through a value-at-risk test and requires the adoption and implementation of a derivatives risk management program for certain derivatives users. However, subject to certain conditions, funds that do not invest heavily in derivatives may be deemed limited derivatives users (as defined in Rule 18f-4) and would not be subject to the full requirements of Rule 18f-4. In connection with the adoption of Rule 18f-4, the SEC also eliminated the asset segregation and cover framework arising from prior SEC guidance for covering derivatives and certain financial instruments, as discussed herein. Rule 18f-4 could limit the Fund’s ability to engage in certain derivatives and other transactions and/or increase the costs of such transactions, which could adversely affect the value or performance of the Fund.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss. The Fund will rely on an exemption in Rule 18f-4(f) when purchasing when-issued and forward commitment securities, if certain conditions are met.

Credit Facilities and Securities Lending

The Fund has entered into secured bank lines of credit through BNP Paribas Prime Brokerage International, Ltd. (“BNP”) (the “BNP Credit Facility”) and Bank of America, n.a. (“Bank of America”, collectively, with BNP the “Banks”) (the “Bank of America Credit Facility”, collectively, with the BNP Credit Facility, the “Credit Facilities”) for the purpose of investment purchases subject to the limitations of the 1940 Act for borrowings. As collateral for the Credit Facilities, the Fund grants the Banks a first position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts.

The BNP Credit Facility also permits, subject to certain conditions, BNP to rehypothecate portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The Fund continues to receive dividends and interest on rehypothecated securities. The Fund also has the right under the BNP Credit Facility to recall the rehypothecated securities from BNP on demand. If BNP fails to deliver the recalled security in a timely manner, the Fund will be compensated by BNP for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, the Fund, upon notice to BNP, may reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The Fund may receive a portion of the fees earned by BNP in connection with the rehypothecation of portfolio securities. This rehypothecation provision of the BNP Credit Facility is intended to permit the Fund to reduce the cost of its borrowings under the BNP Credit Facility.

In connection with the use of the BNP Credit Facility, the Fund permits the lender, subject to certain conditions, to rehypothecate (i.e., lend to other counterparties) portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The terms of the BNP Credit Facility provide that the Fund continue to receive dividends and interest on rehypothecated securities. The Fund has the right under the BNP Credit Facility to recall rehypothecated securities from BNP on demand. If BNP fails to deliver a recalled security in a timely manner, the BNP Credit Facility provides for compensation by BNP to the Fund for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, for the Fund, upon notice to BNP, to reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The terms of the BNP Credit Facility pursuant to which portfolio securities pledged by the Fund are rehypothecated may provide for receipt by the Fund, either directly or indirectly through a reduction in the costs associated with the BNP Credit Facility, of a portion of the fees earned by BNP in connection with the rehypothecation of such portfolio securities. Rehypothecation by BNP of the Fund’s pledged portfolio securities entails risks, including the risk that BNP will be unable or unwilling to return rehypothecated securities, which could result in, among other things, the inability of the Fund to find suitable investments to replace the unreturned securities, thereby impairing the ability the Fund to achieve its investment objective.

Operational and Cybersecurity Risk

The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.

For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.

With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountant, fund administrator, transfer agent, pricing vendors and/or other third party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. The Fund also may incur substantial costs for cybersecurity risk management in order to guard against any cyber incidents in the future. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified, in large part because different unknown threats may emerge in the future. Similar types of cybersecurity risks also are present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect such a counterparty’s ability to meets it obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.

Portfolio Turnover

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the underlying funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the underlying funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. The portfolio turnover rate for the fiscal year ended September 30, 2024 was 15% and for the fiscal year ended September 30, 2023 was 16%.

REPURCHASES AND TRANSFERS OF SHARES

Repurchase Offers

The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms

1.	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time.

2.	The repurchase offers will be made in March, June, September and December of each year.

3.	The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer no less than 21 days and more than 42 of the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day) (the “Repurchase Request Deadline”).

4.	The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the net asset value applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2.00% of the proceeds. Generally, the Fund does not charge a repurchase fee. However, a Class C shareholder who tenders for repurchase of such shareholder’s Class C shares during the first 365 days following such shareholder’s initial capital contribution, such they are repurchased after being held less than 365 days, will be subject to a fee of 1.00% of the value of the original purchase price of the shares repurchased by the Fund (a “Contingent Deferred Sales Charge”). The Fund or its designee may waive the imposition of the Contingent Deferred Sales Charge in the following shareholder situations: (1) shareholder death or (2) shareholder disability. Any such waiver does not imply that the Contingent Deferred Sales Charge will be waived at any time in the future or that such Contingent Deferred Sales Charge will be waived for any other shareholder. Class A, Class I, Class M and Class L shares are not subject to a Contingent Deferred Sales Charge. The Fund may rely on Rule 23c-3 only so long as the Board satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures: All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the outstanding shares of the Fund on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification: No less than 21 days and more than 42 before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

1.	A statement that the Fund is offering to repurchase its shares from shareholders at net asset value;

2.	Any fees applicable to such repurchase, if any;

3.	The Repurchase Offer Amount;

4.	The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5.	The risk of fluctuation in net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6.	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7.	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.	The circumstances in which the Fund may suspend or postpone a repurchase offer;

9.	The net asset value of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the net asset value thereafter; and

10.	The market price, if any, of the shares on the date on which such net asset value was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of less than 100 shares and who tender all of their shares for repurchase, before prorating shares tendered by others, or

2.	Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.	If the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”);

2.	If the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3.	For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

4.	For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value: The Fund’s current NAV per share shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV need not be calculated on:

1.	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2.	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3.	Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy: The Board may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Fund’s investment adviser, but shall continue to be responsible for monitoring the investment adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1.	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)	The frequency of trades and quotes for the security.

(b)	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c)	Dealer undertakings to make a market in the security.

(d)	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e)	The size of the Fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.	If market developments impair the liquidity of a security, the investment adviser should review the advisability of retaining the security in the portfolio. The investment adviser should report to the basis for its determination to retain a security at the next Board meeting.

3.	The Board shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4.	These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1.	Disclosure of its fundamental policy regarding periodic repurchase offers.

2.	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

a.	the number of repurchase offers,

b.	the repurchase offer amount and the amount tendered in each repurchase offer,

c.	and the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

Advertising: The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with the Financial Industry Regulatory Authority, Inc. (“FINRA”) or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Involuntary Repurchases

Subject to limitations in the Fund’s Agreement and Declaration of Trust, the 1940 Act and the rules thereunder, the Board, in its sole discretion, may cause a mandatory repurchase by the Fund of a shareholder’s shares if (i) such shares have been transferred in violation of the Fund’s Agreement and Declaration of Trust, or such shares have vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; (ii) ownership of shares by a shareholder or other person will cause the Fund to be in violation of, or require registration of any shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; (iii) continued ownership of such shares may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; (iv) such shareholder owns shares having an aggregate NAV less than an amount determined from time to time by the Board; (v) any of the representations and warranties made by a shareholder in connection with the acquisition of shares thereof was not true when made or has ceased to be true; or (vi) it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase such shares.

Transfers of Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with such transfer.

MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Trust is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Trust’s By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of four individuals, one of whom is an “interested person” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Interested Trustees”) and three of whom are not deemed to be “interested persons” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Independent Trustees”). Pursuant to the Governing Documents of the Trust, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust’s purposes. The Trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure

Stuart Rothstein is the Chairman of the Board. Under the Trust’s Agreement and Declaration of Trust and By-Laws, the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. The Trust believes that its Chairman, the chair of the Audit Committee, the chair of the Governance Committee, and, as an entity, the full Board, provide effective leadership that is in the best interests of the Trust and each shareholder.

Mr. Rothstein may be deemed to be an interested person of the Trust by virtue of his senior management role at Apollo and the portfolio management services he provides to the Fund. The Trustees have determined that an interested Chairman is appropriate and benefits shareholders because an interested Chairman has a personal and professional stake in the quality and continuity of services provided to the Fund. The Independent Trustees exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the trustee happens to be independent or a member of management. The Independent Trustees have determined that they can act independently and effectively without having an Independent Trustee serve as Chairman and that a key structural component for assuring that they are in a position to do so is for the Independent Trustees to constitute a substantial majority of the Board. The Independent Trustees also meet quarterly in executive session without Mr. Rothstein. In view of the small size of the Board, the Independent Trustees have not designated any single trustee to be the lead Independent Trustee at this time.

Board Risk Oversight

The Board is comprised of four Trustees, three of whom are Independent Trustees. The Board has established an independent Audit Committee with a separate chair and an independent Governance Committee with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. The Governance Committee assists the Board in adopting fund governance practices and meeting certain “fund governance standards.” Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications

Nathan Headrick -- Mr. Headrick was a founder and Managing Director of BluWater Group from 2019-2024. Mr. Headrick helped create and place $14 billion of securities, representing dozens of private funds and public funds with KKR, Macquarie, CNL and CB Richard Ellis.

Mr. Headrick earned his Juris Doctor from Georgetown University Law Center. He additionally holds a Masters of Theology from Harvard University and is a graduate of the University of North Carolina.

In 2008, Mr. Headrick was inducted into the bar of the United States Supreme Court. The same year, he received the Orlando Business Journal 40 Under 40 Award. His community activities include service on the boards of the Class of 1938 Foundation, the Orange County Regional History Center, Junior Achievement of Florida, Florida Children’s Hospital, and United Cerebral Palsy of Central Florida.

Robb Chapin -- Mr. Chapin currently serves as Executive Chairman of Channel Marker Advisors. Mr. Chapin has over 23 years of experience in commercial real estate. His experience has included:

From 2013 to late 2024, Mr, Chapin served as Chief Executive Officer and Co-Chief Investment Officer of Bridge Seniors Housing Fund Manager LLC (“BHSF”), which manages a series of closed in private equity real estate funds that focus on investments in private pay seniors housing and other healthcare related properties. From late 2005 to 2013, Mr. Chapin served as Co-Chief Executive Officer for Servant Capital Group and Co-Founder of Servant Healthcare Investments, LLC, (“SHI”) an affiliate of Servant Capital Group where he was responsible for corporate strategy, capital formation and served on the executive committee. Servant Healthcare Investments was the sub-advisors to a public non-traded healthcare REIT focused on seniors housing and other healthcare related properties and the GP/sponsor of a private healthcare development fund.

From 1999 to 2005, Mr. Chapin served as Executive Vice President for Trustreet Properties, Inc. (“A CNL Legacy Fund”), a publicly traded REIT with over 3,000 properties in over 40 states. He managed the investment strategy nationally for the acquisition of single-tenant net leased properties and was responsible for over $2 billion of commercial real estate acquisitions and investments and served on the company’s investment committee.

From 1997 to 1998, Mr. Chapin participated in the formation of CNL Retirement Properties, a public non-trade REIT that included 275 properties seniors housing and medical properties across 38 states. Prior to joining CNL in 1997, he was the President of Leader Enterprises, a premier sports marketing company.

Mr. Chapin received his Bachelor of Science from Appalachian State University and completed significant course work toward his Master of Business Administration at the Crummer Graduate School of Business at Rollins College in Winter Park, Florida.

Ira Cohen -- Mr. Cohen is a successful mutual fund executive with over 41 years of retail, offshore and institutional experience. He is Executive Vice President of Asset Management Services for Recognos Financial, a provider of semantic data analysis for the financial services industry. He currently serves as an Independent Trustee for the Valued Advisors Trust and as an Independent Trustee and the Chairman of the Board of Trustees for the Angel Oak Funds Trust. In addition, he serves as Trustee for US FIT, a local government pool investment fund. Over the past ten years Mr. Cohen has served as managing principal of a boutique consulting company providing advisory and compliance related services. Mr. Cohen’s client list includes Depository Trust & Clearing Corporation (DTCC), Goldman Sachs, Fidelity, Waddell & Reed, Commonwealth Funds, DST Systems and FINRA.

Previously, Mr. Cohen spent 13 years as a Senior Vice President of INVESCO Fund Services, formerly known as AIM Investments. Mr. Cohen was responsible for all Transfer Agent Operations and Services for retail, retirement, institutional and offshore funds. Before joining INVESCO he held senior management positions at Bank of New York and Prudential Mutual Fund Services.

As a highly sought-after industry thought leader, Mr. Cohen is a frequent keynote speaker at top industry conferences and holds key positions across numerous industry organizations. Mr. Cohen has held FINRA Registered Series 6, Series 26 and Series 63 licenses.

A list of the Trustees and executive officers of the Trust and their principal occupation and other directorships over the last five years are shown below. Unless otherwise noted, the address of each Trustee and Officer is 9 West 57th Street, New York, New York 10019.

Independent Trustees

Name and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Nathan Headrick (1974)	Trustee Since 2014	Managing Director, BluWater Group (financial services firm), 2019 – 2024.	1	Apollo Diversified Credit Fund, 2017 - 2022.
Robb Chapin (1962)	Trustee Since 2014	Executive Chairman, Channel Marker Advisors (strategic business advisory services), 2024-present; Chief Executive Officer and Co-Chief Investment Officer, Bridge Seniors Housing Fund Manager, LLC (real estate fund management), 2013 -2024.	1	Bridge Seniors Housing & Medical Properties Fund, LP (real estate fund), 2013 – 2024; Apollo Diversified Credit Fund, 2017 – 2022.
Ira Cohen (1959)	Trustee Since 2014	Executive Vice President, Recognos Financial (financial data services firm), 2015 - present; and Chief Executive Officer, Ira Cohen Consulting, LLC (mutual fund operations consulting firm), 2005 - present.	1	Valued Advisers Trust (all series), 2010 - present; Angel Oak Credit Opportunities Term Trust, 2021 – present; Angel Oak Financial Strategies Income Term Trust, 2018 - present; Angel Oak Strategic Credit Fund, 2017 - present; and Angel Oak Funds Trust (for all of its series), 2014 – present; Apollo Diversified Credit Fund, 2017 – 2022; Angel Oak Dynamic Financial Strategies Income Term Trust, 2019 – 2022.

Interested Trustees and Officers

Name and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Stuart Rothstein (1966)	Chairman, Trustee and President Since 2024	Partner and Chief Operating Officer – Real Estate, Apollo Global Management, Inc., 2009 to present; Chief Operating Officer – Asset Backed Finance, Apollo Global Management, Inc., 2023 to present; Director and Chairperson, Apollo Asset Backed Credit Company LLC, 2024 to present; Director and Chairperson, Apollo Realty Income Solutions, Inc., 2021 to present; Director, President and Chief Executive Officer, Apollo Commercial Real Estate Finance, Inc., 2012 to present.	1	Director and Chairperson, Apollo Asset Backed Credit Company LLC, 2024 to present; Director and Chairperson, Apollo Realty Income Solutions, Inc., 2021 to present; Director, President and Chief Executive Officer, Apollo Commercial Real Estate Finance, Inc., 2012 to present.
Kenneth Seifert (1978)	Treasurer and Chief Financial Officer Since 2022	Controller, Principal and Director, Apollo Global Management, Inc. since 2021 and 2017, respectively; Treasurer and Chief Financial Officer of Apollo Diversified Credit Fund since 2022; Treasurer, Chief Financial Officer and Principal Financial Officer of Apollo S3 Private Markets Fund, 2023 to 2024; Treasurer and Chief Financial Officer of Apollo Senior Floating Rate Fund Inc. and Apollo Tactical Income Fund Inc., 2021 to 2024, Controller 2017 to 2021.	n/a	n/a
Kristin Hester (1980)	Chief Legal Officer and Secretary Since 2024	Managing Director, General Counsel-Regulated Funds, Apollo Global Management, Inc., 2015 to present; Chief Legal Officer, MidCap Financial Investment Corporation, Apollo Debt Solutions BDC, and Redding Ridge Asset Management LLC, 2022 to present; Chief Legal Officer and Secretary of Apollo Diversified Credit Fund, 2022 to present; Chief Legal Officer and Secretary of Apollo S3 Private Markets Fund, 2023 to present; Chief Legal Officer, Secretary and Vice President, Middle Market Apollo Institutional Private Lending, 2024 to present; Chief Legal Officer, Apollo Tactical Income Fund Inc. and Apollo Senior Floating Rate Fund Inc., 2022 to 2024.	n/a	n/a
Ryan Del Giudice (1990)	Chief Compliance Officer Since 2018, Vice President and Assistant Secretary Since 2020	Principal, Apollo Global Management, Inc., 2022 to present; Chief Compliance Officer, Apollo Diversified Credit Fund, 2018 to present; Chief Compliance Officer, MidCap Financial Investment Corporation, Apollo Debt Solutions BDC and Apollo S3 Private Markets Fund, 2023 to present; Chief Compliance Officer, Middle Market Apollo Institutional Private Lending, 2024 to present; Chief Compliance Officer, Apollo Tactical Income Fund Inc. and Apollo Senior Floating Rate Fund Inc., 2023 to 2024; Chief Compliance Officer, Griffin Capital Asset Management Company, LLC, 2017 to 2022.	n/a	n/a

*	The term of office for each Trustee and officer listed above will continue indefinitely.

**	The term “Fund Complex” refers to Apollo Diversified Real Estate Fund.

Board Committees

The Board has established two standing committees: the Audit Committee and the Governance Committee.

Audit Committee

The Board has an Audit Committee that consists of all the Trustees, except for Mr. Rothstein, each of whom is an Independent Trustee. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Trust’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Trust’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Trust’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. During the fiscal year ended September 30, 2024, the Audit Committee held six meetings.

Governance Committee

The Board has a Governance Committee that consists of all the Trustees, except for Mr. Rothstein, each of whom is not an “interested person” of the Trust within the meaning of the 1940 Act. The Governance Committee assists the Board in adopting fund governance practices and meeting certain fund governance standards. The Governance Committee operates pursuant to a Governance Committee Charter. The Governance Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Governance Committee generally will consider shareholder nominees to the extent required pursuant to rules under the 1934 Act. The Governance Committee reviews all nominations of potential trustees made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Governance Committee. The Governance Committee meets to consider nominees as is necessary or appropriate. The Governance Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. During the fiscal year ended September 30, 2024, the Governance Committee held one meeting.

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2024.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Robb Chapin	None	None
Ira Cohen	None	None
Nathan Headrick	None	None
Stuart Rothstein	None	None

Compensation

Each Independent Trustee receives an annual retainer of $57,750, paid quarterly, as well as reimbursement for any reasonable expenses incurred attending the meetings and $500 per Independent Trustee per each special telephonic meeting (exclusive of one special telephonic meeting per year). The Chair of the Audit Committee receives an additional $15,750 annually. None of the executive officers, with the exception of the Chief Compliance Officer, receive compensation from the Fund. Certain Trustees and officers of the Fund are also officers of the Adviser and are not paid by the Fund for serving in such capacities.

The table below details the amount of compensation the Trustees received from the Trust during the fiscal year ended September 30, 2024. The Trust does not have a bonus, profit sharing, pension or retirement plan.

Name of Trustee	Aggregate Compensation From Trust	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Directors
Robb Chapin	$57,750	None	None	$57,750
Ira Cohen	$73,500	None	None	$73,500
Nathan Headrick	$57,750	None	None	$57,750
Stuart Rothstein*	N/A	N/A	N/A	N/A
Randy Anderson**	None	None	None	None

*	Mr. Rothstein began serving as a Trustee effective December 31, 2024.
**	Dr. Anderson resigned from his position as a Trustee effective December 31, 2024.

CODES OF ETHICS

Each of the Fund, the Adviser, the Public Sub-Adviser, the Private Sub-Adviser and the Fund’s Distributor, has adopted a code of ethics (the “Code of Ethics”) under Rule 17j-1 of the 1940 Act. Rule 17j-1 and the Code of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel in their personal accounts. The Code of Ethics permit covered personnel, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Covered personnel may engage in personal securities transactions, subject to certain restrictions, and are required to report their personal securities transactions for monitoring purposes. The Code of Ethics for the Adviser and the Public Sub-Adviser are included as exhibits to the registration statement of which the Statement of Additional Information is incorporated. In addition, the Code of Ethics of the Adviser and the Public Sub-Adviser are available on the EDGAR database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of the Code of Ethics of the Adviser and Public Sub-Adviser, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Proxy Policies”) on behalf of the Trust, which delegate the responsibility for voting proxies to the Adviser, subject to the Board’s continuing oversight. The Adviser exercises voting authority over securities held by the Fund, generally private securities, and managed by the Adviser. The Adviser has delegated voting authority to the Public Sub-Adviser for securities held by the Fund, generally publicly traded securities, and managed by the Public Sub-Adviser. The Proxy Policies require that the Adviser and the Public Sub-Adviser vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Proxy Policies also require the Adviser and the Public Sub-Adviser to present to the Board, at least annually, the proxy voting policies of the Adviser and Public Sub-Adviser and a record of each proxy voted by the Adviser and the Public Sub-Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser or Public Sub-Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser or the Sub-Advisers, any affiliated person(s) of the Adviser or the Sub-Advisers, the Distributor or any affiliated person of the Distributor, or any affiliated person of the Trust and the Fund’s or its shareholder’s interests, the Adviser or the Sub-Advisers will resolve the conflict by voting in accordance with the policy guidelines or at the Trust’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the designated party will abstain from voting. Copies of the Adviser’s and the Public Sub-Adviser’s proxy voting policies is attached hereto as Appendix A and Appendix B, respectively.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 1-888-926-2688; (2) on the Fund’s website at www.apollo.com/adref; and (3) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at 1-888-926-2688 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of January 2, 2025, the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding Class A shares of the Fund are as follows:

Class A
Name and Address	Percentage Owned	Type of Ownership
Charles Schwab & Co Inc Attn: Mutual Funds 211 Main St. San Francisco, CA 94105	18.86%	Record
LPL FINANCIAL 4707 Executive Dr. San Diego, CA 92121	15.75%	Record

As of January 2, 2025, the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding Class C shares of the Fund are as follows:

Class C
Name and Address	Percentage Owned	Type of Ownership
LPL FINANCIAL 4707 Executive Dr. San Diego, CA 92121	14.84%	Record

As of January 2, 2025 the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding Class I shares of the Fund are as follows:

Class I
Name and Address	Percentage Owned	Type of Ownership
Charles Schwab & Co Inc Attn: Mutual Funds 211 Main St. San Francisco, CA 94105	42.30%	Record
LPL Financial 4707 Executive Dr. San Diego, CA 92121	9.76%	Record

As of January 2, 2025, the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding Class L shares of the Fund are as follows:

Class L
Name and Address	Percentage Owned	Type of Ownership
LPL Financial 4707 Executive Dr. San Diego, CA 92121	9.50%	Record

As of the date of this SAI, none of the Trustees and officers owned shares of the Fund.

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Apollo Real Estate Fund Adviser, LLC, located at 9 West 57th Street, New York, New York 10019, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company formed in August 2013 for the purpose of advising the Fund. The Adviser is an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries.

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, will determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.50% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including all organization and offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.91%, 2.66%, 1.66% and 2.16% per annum of the Fund’s average daily net assets attributable to Class A, Class C, Class I and Class L shares, respectively (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect, at least until January 31, 2026, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days written notice to the Adviser. After January 31, 2026, the Expense Limitation Agreement may be renewed at the Adviser’s discretion.

During the fiscal years ended September 30, 2022, September 30, 2023, and September 30, 2024, the Fund paid $81,598,149, $84,350,016 and $69,524,849, respectively, in advisory fees to the Adviser. During the fiscal years ended September 30, 2022, September 30, 2023, and September 30, 2024, the Adviser did not waive any advisory fees or reimburse any Fund expenses under the Expense Limitation Agreement. During the fiscal years ended September 30, 2022, September 30, 2023, and September 30, 2024 the Adviser recouped previously waived advisory fees of $0, $0 and $542,664, respectively.

The Sub-Advisers

The Adviser has engaged Aon Investments USA Inc. (the “Private Sub-Adviser”), a registered investment adviser under the Advisers Act, to provide ongoing research, opinions and recommendations to the portion of the Fund’s investment portfolio that is allocated to private, institutional real estate investment funds managed by institutional investment managers. The Adviser has engaged CenterSquare Investment Management LLC (“Public Sub-Adviser”), a registered investment adviser under the Advisers Act, to manage the portion of the Fund’s investment portfolio that is allocated to publicly traded securities, including publicly traded income producing equity and debt real estate related securities.

Sub-advisory services are provided to the Fund pursuant to agreements between the Adviser and both Aon Investments USA Inc. and CenterSquare Investment Management LLC. Under the terms of the respective subadvisory agreement, the Adviser compensates each Sub-Adviser based on a portion of the Fund’s average daily net assets which have been allocated to such Sub-Adviser to manage. Fees paid to each Sub-Adviser are not an expense of the Fund. The fee tables are as follows:

Annual Sub-Advisory Fee Rate as a Percentage of Average Daily Net Assets Managed by CenterSquare

$0 - $50M	0.50%
$50M - $100M	0.45%
$100M – $150M	0.40%
Over $150M	0.35%

Annual Sub-Advisory Fee Rate as a Percentage of Average Daily Net Assets Managed by Aon

$0 - $500M	0.15%
$500M - $750M	0.125%
$750M – $1B	0.10%
Over $1B	0.07%

During the fiscal years ended September 30, 2022, September 30, 2023 and September 30, 2024, the Adviser paid $3,276,334, $3,653,762 and $2,984,700, respectively, in fees to the Private Sub-Adviser. During the fiscal years ended September 30, 2022, September 30, 2023, and September 30, 2024, the Adviser paid $4,465,298, $5,661,857 and $6,130,934, respectively, in fees to the Public Sub-Adviser.

Conflicts of Interest

The Adviser may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser, provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate. Set out below are practices that the Adviser follows.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

PORTFOLIO MANAGERS

Spencer J. Propper — Mr. Propper is Partner, Real Assets at Apollo. Mr. Propper serves as one of our Portfolio Managers and has served as a member of the Investment Committee of the Adviser since its formation in 2014. Mr. Propper has also served as the Co-Chief Investment Officer of Apollo Realty Income Solutions, Inc. and a member of the Investment Committee of ARIS Management, LLC since June 2022. Previously, Mr. Propper served as Managing Director of Griffin Capital Company, LLC and Chief Operating Officer of Griffin Capital Asset Management Company, LLC. Prior to his roles with the Fund and the Adviser, Mr. Propper was a Director at Lakemont Group, a boutique real estate investment banking and consulting firm. Within this role Mr. Propper provided portfolio management services to the Bluerock Total Income Plus Real Estate Fund. Additionally, at the Lakemont Group, Mr. Propper was responsible for overseeing projects for a variety of clients including pension funds, private equity firms and publicly traded real estate companies and specialized in structured finance, market analysis and strategic due diligence. Mr. Propper holds a Master of Business Administration and Bachelor of Science in Finance and Real Estate from the University of Central Florida.

Stuart Rothstein – Mr. Rothstein has been a Partner and the Chief Operating Officer – Real Estate of Apollo since 2009 and the Chief Operating Officer – Asset Backed Finance of Apollo since April 2023. In those roles, Mr. Rothstein is responsible for managing the day-to-day operations of the businesses as well as strategic planning development and implementation of growth and product strategies and new business development. Mr. Rothstein has served as a director of Apollo Realty Income Solutions, Inc. since September 2021 and Chairperson of the board of directors since June 2022. Since March 2012, Mr. Rothstein has been the President and Chief Executive Officer and one of the directors of Apollo Commercial Real Estate Finance, Inc. (NYSE: ARI) (“ARI”). From September 2009 through April 2013, Mr. Rothstein served as the Chief Financial Officer, Treasurer and Secretary of ARI and from January 2022 to April 2022, he also served as the interim Chief Financial Officer, Treasurer, and Secretary of ARI. Since February 2024, Mr. Rothstein has been chair of the board of directors of Apollo Asset Backed Credit Company LLC. Prior to joining Apollo in 2009, Mr. Rothstein was a Co-Managing Partner of Four Corners Properties, a privately held real estate investment company. Previously, he was employed by KKR Financial Advisors, LLC, RBC Capital Markets, Related Capital Company and Spieker Properties, Inc. Mr. Rothstein graduated from the Schreyer Honors College at the Pennsylvania State University with a BS in Accounting and received an MBA from the Stanford University Graduate School of Business. Mr. Rothstein was selected to serve on our board of directors because of the strategic leadership and business judgment he has demonstrated in his various leadership roles with Apollo and his extensive managerial and executive experience.

Mr. Propper and Mr. Rothstein each receives a fixed salary and retirement plan benefits. Mr. Rothstein and Mr. Propper are also entitled to receive a discretionary bonus, based upon, among other things, the performance of the Fund.

As of September 30, 2024, Mr. Propper was responsible for the management of the following types of accounts in addition to the Fund:

Other Accounts By Type	Total Number of Accounts	Total Assets	Number of Accounts Subject to a Performance Fee	Total Assets Subject to a Performance Fee
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	1	$1,162,537,547	1	$54,127,748.19
Other Accounts	0	$0	0	$0

As of September 30, 2024, Mr. Rothstein was not responsible for the management of any other accounts in addition to the Fund.

Actual or apparent conflicts of interest may arise when a Portfolio Manager has day-to-day management responsibilities with respect to more than one fund or other account.

Certain inherent conflicts of interest arise from the fact that the Portfolio Managers, the Adviser and its affiliates provide investment management services both to the Fund and the other Apollo-advised funds, including other funds, client accounts, proprietary accounts and any other investment vehicles that the Adviser and its affiliates may establish from time to time, in which the Fund will not have an interest. The Portfolio Managers, the Adviser and its affiliates may give advice and recommend securities to the other Apollo-advised funds that may differ from advice given to, or securities recommended or bought for, the Fund, even though their investment objectives may be the same or similar to those of the Fund.

The Adviser will seek to manage potential conflicts of interest in good faith; nonetheless, the portfolio strategies employed by the Portfolio Managers, the Adviser and its affiliates in managing the other Apollo-advised funds could conflict with the transactions and strategies employed by the Portfolio Managers in managing the Fund and may affect the prices and availability of the securities and instruments in which the Fund invests. Conversely, participation in specific investment opportunities may be appropriate, at times, for both the Fund and the other Apollo-advised funds. It is the policy of the Adviser to generally share appropriate investment opportunities (and sale opportunities) with the other Apollo-advised funds to the extent consistent with applicable legal requirements. In general, this policy will result in such opportunities being allocated pro rata among the Fund and the other Apollo-advised funds. Nevertheless, investments and/or opportunities may be allocated other than on a pro rata basis, to the extent it is done in good faith and does not, or is not reasonably expected to, result in an improper disadvantage or advantage to one participating Apollo-advised fund as compared to another participating Apollo-advised fund.

In the event investment opportunities are allocated among the Fund and the other Apollo-advised funds, the fund may not be able to structure its investment portfolio in the manner desired. Although the Adviser endeavors to allocate investment opportunities in a fair and equitable manner, it is possible that the fund may not be given the opportunity to participate in certain investments made by the other Apollo-advised funds or portfolio managers affiliated with the Adviser. Furthermore, the Fund and the other Apollo-advised funds may make investments in securities where the prevailing trading activity may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold by the Fund and the other Apollo-advised funds. When this occurs, the various prices may be averaged, and the Fund will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to the disadvantage of the Fund. In addition, under certain circumstances, the Fund may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.

It is possible that other Apollo-advised funds may make investments in the same or similar securities at different times and on different terms than the Fund. From time to time, the Fund and the other Apollo-advised funds may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. Conflicts may also arise because portfolio decisions regarding the Fund may benefit the other Apollo-advised funds. For example, the sale of a long position or establishment of a short position by the Fund may impair the price of the same security sold short by (and therefore benefit) one or more Apollo-advised funds, and the purchase of a security or covering of a short position in a security by the Fund may increase the price of the same security held by (and therefore benefit) one or more Apollo-advised funds.

While these conflicts cannot be eliminated, the Adviser, when consistent with fund objectives, guidelines and other fiduciary considerations and when practicable, the Fund and the other Apollo-advised funds may hold investments in the same levels of an issuer’s capital structure in the same proportion at each level.

Although the professional staff of the Adviser will devote as much time to the management of the Fund as the Adviser deems appropriate to perform its obligations, the professional staff of the Adviser may have conflicts in allocating its time and services among the Fund and other affiliated investment vehicles and accounts. The Adviser and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources of the Adviser and its professional staff. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of the Adviser and their officers and employees will not be devoted exclusively to the business of the Fund but will be allocated between the business of the registrant and the management of the monies of other clients of the Adviser’s affiliates.

A conflict of interest may arise where the financial or other benefits available to a Portfolio Manager differ among the accounts that he manages. If the structure of the Adviser’s (or its affiliates’) management fee or the Portfolio Manager’s compensation differs among accounts (such as where certain accounts pay higher management fees or performance based management fees), the Portfolio Managers may be motivated to favor accounts in which they have investment interests, or in which the Adviser or its affiliates have investment interests. Similarly, the desire to maintain assets under management or to enhance a Portfolio Manager’s performance record or to derive other rewards, financial or otherwise, could influence the Portfolio Manager in affording preferential treatment to those accounts that could most significantly benefit the Portfolio Manager. For example, as reflected above, if a Portfolio Manager manages accounts that have performance fee arrangements, certain portions of his compensation will depend on the achievement of performance milestones on those accounts. The Portfolio Manager could be incented to afford preferential treatment to those accounts and thereby be subject to a potential conflict of interest.

The Fund and the Adviser’s affiliates have adopted compliance policies and procedures that are reasonably designed to address the various conflicts of interest that may arise for the Adviser and its staff members. However, there is no guarantee that such policies and procedures will be able to detect and prevent every situation in which an actual or potential conflict may arise.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by either (i) the Portfolio Managers who are employees of the Adviser or (ii) designated employees of the Public Sub-Adviser. Both the Adviser and the Public Sub-Adviser are authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund and the Adviser or the Public Sub-Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as either the Adviser or the Public Sub-Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, both the Adviser and the Public Sub-Adviser will take the following into consideration: execution capability, trading expertise, accuracy of execution, commission rates, reputation and integrity, fairness in resolving disputes, financial responsibility and responsiveness.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if either the Adviser or the Public Sub-Adviser, as applicable, determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, either the Adviser or the Public Sub-Adviser, as applicable, may select brokers or dealers who also provide brokerage, research and other services to other accounts over which either the Adviser or the Public Sub-Adviser, as applicable, exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund. During the fiscal years ended September 30, 2022, September 30, 2023, and September 30, 2024, the Fund paid $1,293,877, $1,032,180 and $1,049,408 in brokerage commissions, respectively.

Affiliated Party Brokerage

The Adviser and its affiliates, as well as the Sub-Advisers and their affiliates, will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Adviser, as well as the Public Sub-Adviser, places its trades under a policy adopted by the Trustees pursuant to Section 17(e) and Rule 17e-1 under the 1940 Act which places limitations on the securities transactions effected through the Distributor. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified. During the fiscal years ended September 30, 2022, September 30, 2023 and September 30, 2024 the Fund did not pay any affiliate party brokerage commissions.

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to qualify as regulated investment company under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carry forward of the Fund.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund’s ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Taxation of Foreign Shareholders

Because of the fact-specific impact of the applicable U.S. tax rules and their interaction with tax treaties, a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (“foreign shareholder”) as defined in the Code are urged to consult their own tax advisor regarding the U.S. federal tax consequences of the holding, sale, exchange or other disposition of the Fund’s shares. The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.

Generally, a foreign shareholder will be subject to U.S. federal income tax on distributions received from the Fund or upon dispositions of Shares if the Fund is “effectively connected” with a U.S. trade or business carried on by the foreign shareholder.

Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income may be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the foreign shareholder), which tax generally is withheld from such distributions by the Fund. All foreign shareholders should consult their tax advisors to determine the appropriate tax forms to provide to the Fund to claim a reduced rate or exemption from U.S. federal withholding taxes, and the proper completion of those forms.

Capital gain dividends and any amounts retained by the Fund that are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or applicable lower treaty rate) unless the foreign shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

Notwithstanding the foregoing, properly reported dividends generally are exempt from U.S. withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% equity holder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign shareholder will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing the correct IRS Form W-8). In the case of Fund shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. If a repurchase of a shareholder’s shares by the Fund does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Fund shares repurchased. If the repurchase qualifies as a sale or exchange, the shareholder generally will realize capital gain or loss equal to the difference between the amount received in exchange for the repurchased shares and the adjusted tax basis of those shares.

Any capital gain that a foreign shareholder realizes upon a repurchase of Fund shares or otherwise upon a sale or exchange of Fund shares will ordinarily be exempt from U.S. tax unless (i) in the case of a foreign shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) at any time during the shorter of the period during which the foreign shareholder held such Fund shares and the five-year period ending on the date of the disposition of those shares, the Fund was a “United States real property holding corporation” (as such term is defined in the Code) and the foreign shareholder actually or constructively held more than 5% of the Fund’s shares.

Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund that are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Fund shares will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations, and such taxable amounts may subject a foreign shareholder to U.S. tax filing obligations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a foreign shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption.

FATCA. Payments to a shareholder that is either a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Foreign Account Tax Compliance Act (“FATCA”) may be subject to a generally nonrefundable 30% withholding tax on: (a) income dividends paid by a Fund and (b) certain capital gain distributions and the proceeds arising from the sale of Fund shares paid by the Fund. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reports information relating to them. A Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of a Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

Original Issue Discount and Pay-In-Kind Securities

Current federal tax law requires the holder of a U.S. Treasury or other fixed-income zero coupon security to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay-in-kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities (including certain pay-in-kind securities) may be treated as a dividend for U.S. federal income tax purposes.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.

Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.

A fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount, which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund’s shares.

A brief explanation of the form and character of the distribution accompany each distribution. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions.

Shareholders should consult their tax advisers about the application of federal, state and local and foreign tax law in light of their particular situation.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class A, Class C and Class L shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to Class A, Class C and Class L shares, may incur expenses on an annual basis equal up to 0.25% of its average net assets attributable to Class A, Class C, and Class L shares.

During the fiscal years ended September 30, 2022, September 30, 2023, and September 30, 2024, the Fund paid $3,461,159, $3,311,402 and $2,683,451 under the Shareholder Services Plan, respectively.

Administrator and Accounting Agent

ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s administrator and fund accountant pursuant to a fund services agreement between ALPS and the Fund. For its services as administrator and accounting agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

During the fiscal years ended September 30, 2022, September 30, 2023, and September 30, 2024, the Fund paid $1,641,041, $1,687,969 and $1,436,992 in administration and fund accounting fees to ALPS, respectively.

Distributor

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions.

Transfer Agent

SS&C Global Investor & Distribution Solutions, Inc. (“SS&C”), located at 333 W. 11th Street, Kansas City, MO 64105, serves as transfer agent pursuant to a transfer agency agreement between SS&C and the Fund.

Legal Counsel

DLA Piper LLP, 1201 West Peachtree St NE, Suite 2900, Atlanta, GA 30309, acts as legal counsel to the Fund.

Custodian

UMB Bank, n.a. (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian is located at 1010 Grand Blvd, Kansas City, MO 64106.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd. is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. Cohen & Company, Ltd. is located at 1835 Market Street, Suite 310, Philadelphia, PA 19103.

FINANCIAL STATEMENTS

The financial statements for the Fund’s fiscal year ended September 30, 2024 and the independent registered public accounting firm’s report contained in the Fund’s annual report dated September 30, 2024 are incorporated by reference to this Statement of Additional Information. The Fund’s annual report and semi-annual report are available upon request, without charge, by calling the Fund toll free at 1-888-926-2688.

APPENDIX A

APOLLO REAL ESTATE FUND ADVISER, LLC

PROXY VOTING POLICIES AND PROCEDURES

Background & Description

In Proxy Voting by Investment Advisers, Investment Advisers Act Release No. 2106 (January 31, 2003), the SEC noted that, “The federal securities laws do not specifically address how an adviser must exercise its proxy voting authority for its clients. Under the Advisers Act, however, an adviser is a fiduciary that owes each of its clients a duty of care and loyalty with respect to all services undertaken on the client’s behalf, including proxy voting. The duty of care requires an adviser with proxy voting authority to monitor corporate events and to vote the proxies.”

Rule 206(4)-6 under the Advisers Act requires each registered investment adviser that exercises proxy voting authority with respect to client securities to:

●	Adopt and implement written policies and procedures reasonably designed to ensure that the adviser votes client securities in the clients’ best interests. Such policies and procedures must address the manner in which the adviser will resolve material conflicts of interest that can arise during the proxy voting process;

●	Disclose to clients how they may obtain information from the adviser about how the adviser voted with respect to their securities; and

●	Describe to clients the adviser’s proxy voting policies and procedures and, upon request, furnish a copy of the policies and procedures.

Rule 206(4)-6 is supplemented by Investment Advisers Act Release No. 5325 (September 10, 2019) (“Release No. 5325”), which contains guidance regarding the proxy voting responsibilities of investment advisers under the Advisers Act. Among other subjects, Release No. 5325 addresses the oversight of proxy advisory firms by investment advisers. Additionally, paragraph (c)(2) of Rule 204-2 imposes additional recordkeeping requirements on investment advisers that execute proxy voting authority, as described in the Books and Records section of this Compliance Manual.

The Advisers Act lacks specific guidance regarding an adviser’s duty to direct clients’ participation in class actions. However, many investment advisers adopt policies and procedures regarding class actions.

Policy

The Adviser, as a matter of policy and as a fiduciary to the Fund, has the responsibility for voting proxies for securities held by the Fund consistent with the best interests of the Fund. The Adviser has delegated the responsibility for exercising voting authority over publicly traded securities held by the Fund to the Public Sub-Adviser consistent with the Fund’s best interests, which is viewed as making a judgment as to what voting decision (including a decision not to vote) is reasonably likely to maximize total return to the Fund. The Public Sub-Adviser maintains proxy voting policies and procedures consistent with SEC Rule 206(4)-6 of the Advisers Act. The Adviser does not vote proxies regarding securities held by Private Investment Funds but rather, may vote on issues regarding the Private Investment Funds, such as the election of directors. Private Investment Funds, if privately placed, generally are not subject to the regulatory scheme applicable to public companies. Instead, they may solicit consents from their limited partners, members or shareholders. The term “Proxies” will refer to any such consents or other action requiring a vote as well as any per se proxies. In general, the Adviser does not receive proxies to be voted due to the nature of its investments on behalf of the Fund; this policy is intended to comply with Rule 206(4)-6 in the infrequent instance that the Adviser receives a proxy, or other action requiring a vote, from a Private Investment Fund.

Procedures

The Adviser has adopted procedures to implement the firm’s proxy voting policy and to monitor and ensure its policy is observed and amended or updated, as appropriate, which include the following:

Voting Procedures: Adviser

●	In the event Adviser Personnel receive proxy materials on behalf of a Private Investment Fund, Personnel will forward such materials to the appropriate members of the Adviser’s Investment Committee to vote the Proxy.

●	The Adviser’s Investment Committee will analyze the proxy materials and determine how the Adviser should vote the Proxy in accordance with applicable voting guidelines (see below). The Adviser’s Investment Committee may consider information provided by the Private Investment Fund’s personnel regarding the nature of the proxy. Additionally, the Adviser’s Investment Committee and CCO will identify if any material conflicts exist for the Adviser. A member of the Investment Committee will then provide a Proxy Voting Form, maintained separately, stating that the Adviser is not subject to conflicts of interest regarding the Private Investment Fund or the subject of the Proxy.

●	The CCO or designee, is responsible for coordinating this process in a timely and appropriate manner and delivering the Proxy to the Private Investment Fund prior to the deadline.

Proxy Voting Guidelines: Adviser

●	In the absence of specific voting guidelines from the Fund, the Adviser will vote Proxies in the best interests of the Fund.

●	Because in the context of Private Investment Funds each solicited vote raises unique questions, each Proxy with respect to a Private Investment Fund will be analyzed by the Investment Committee, on a case-by-case basis.

●	The Adviser may determine not to vote a Proxy if doing so would not be in the Fund’s best interest, such as when the Adviser determines that the cost of voting the Proxy exceeds the expected benefit to the Fund.

General Voting Guidelines: Public Sub-Adviser

The Adviser has delegated the voting responsibility for the Fund’s assets allocated to publicly traded securities to the Public Sub-Adviser. The Public Sub-Adviser maintains proxy voting policies and procedures consistent with SEC Rule 206(4)-6 of the Advisers Act. The Public Sub-Adviser votes proxies for the Fund in a manner consistent with its proxy voting policies and procedures, and any written instructions from the Adviser or the Fund. As a fiduciary, the Public Sub-Adviser has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of its clients, including the Fund, and not to subrogate client interests to its own interests. To meet its fiduciary obligations, the Public Sub-Adviser seeks to ensure that its votes proxies in the best interest of its clients, including the Fund, and address how it will resolve any conflict of interest that may arise when voting proxies.

The Public Sub-Adviser intends to vote proxies on behalf of the Fund either in accordance with management recommendations, or otherwise in the best interests of the Fund, taking into account such factors as it deems relevant in its sole discretion. The Public Sub-Adviser has retained a proxy voting vendor to provide proxy voting research, guidance and to vote proxies. In most cases the Public Sub-Adviser will vote in strict accordance with the vendor’s recommendation but reserves the right to change that vote when the Public Sub-Adviser disagrees with a recommendation and feels it is in the best interest of the Fund or when otherwise advised by the Fund in writing. The Public Sub-Adviser’s proxy voting policy is designed to ensure that if a material conflict of interest is identified in connection with a particular proxy vote, that the vote is not improperly influenced by the conflict. Conflicts of interest will arise from time to time in relation to proxy voting requirements. The Public Sub-Adviser shall monitor all proxies for any potential conflicts of interest. If a material conflict of interest arises, the Public Sub-Adviser will determine what is in the best interests of the Fund and will seek to take appropriate steps to eliminate any such conflict.

The Adviser expects the Public Sub-Adviser to vote proxies according to its stated proxy voting policy and in the best interest of shareholders. The Public Sub-Adviser may refrain from voting Fund proxies if:

●	the voting materials are not received in sufficient time to allow proper analysis or an informed vote by the voting deadline; and

●	it determines the cost of voting will likely exceed the expected potential benefit to the Fund; or the securities are of a de minimis amount

The Public Sub-Adviser must notify the Adviser of votes contrary to its general guidelines and document the rationale for any such vote, votes on non-routine matters and instances where the Public Sub-Adviser refrains from voting. The Public Sub-Adviser provides the Adviser and Fund with periodic reporting related to its proxy voting practices, votes cast and any votes which are voted contrary to its respective guidelines.

Material Conflicts of Interest in Connection with Proxy Voting

Material conflicts of interest may arise in situations that include, but are not limited to, when a Private Investment Fund or an affiliate of such Private Investment Fund has a relationship with the Fund or an affiliate of the Adviser and such Private Investment Fund is soliciting proxies and failure to vote in a certain way may affect the Adviser’s relationship with such company and materially impact the Adviser’s business; or when a personal relationship between an Adviser officer and management of a company or other proponents of proxy proposals could impact the voting decision.

From time to time, the Adviser will review a proxy which presents a potential material conflict. As a fiduciary to the Fund, the Adviser takes these potential conflicts very seriously. While the Adviser’s primary goal in addressing any such potential conflict is to ensure that proxy votes are cast in the Fund’s best interest and are not affected by the Adviser’s potential conflict, there are a number of courses that the Adviser may take. The final decision about which course to follow shall be made by the Investment Committee. Casting a vote in the best interest of the Fund would eliminate the Adviser’s discretion on the particular issue and hence avoid the conflict. The Adviser will maintain a record of the analysis of any potential conflict of interest and its resolution.

Reports to the Board

The Adviser shall annually review the Fund’s registration statement to ensure that disclosures in the registration statement adequately and accurately describe the Adviser and Public Sub-Adviser’s proxy voting policy and procedures. Updated policies and procedures for the voting of proxies shall be provided to the Board upon any material change and in any event, no less frequently than annually.

Form N-PX

The Adviser shall cause the Fund to file an annual report of proxies voted with respect to portfolio securities of the Fund during the twelve-month period ended June 30 on Form N-PX not later than August 31 of each year.

Disclosure

The Adviser will provide conspicuously displayed information in the Fund’s registration statement and annual report to shareholders describing the policy and procedures used by the Adviser to vote proxies on behalf of portfolio securities, including a statement that shareholders may request information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30th.

The Adviser will also provide a statement in the Fund’s semi-annual report to shareholders notifying shareholders that a description of the policies and procedures that the Fund uses to vote proxies relating to portfolio securities is available without charge upon request. Additionally, the Fund’s semi-annual report will also include a statement notifying shareholders that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30th is available without charge upon request.

Requests for Information

All requests for information regarding proxy votes, or policies and procedures, received by any Adviser Personnel, officer, or director should be forwarded to the CCO. In response to any request from a Fund shareholder, the CCO will prepare a written response with the information requested.

Recordkeeping

The Adviser and Public Sub-Adviser maintain proxy voting records in accordance with the SEC’s five-year retention requirements including: (i) the applicable policies and any amendments; (ii) proxy materials; (iii) a record of each vote that is cast (and any decisions to refrain from voting); (iv) any document created that was material to making a decision how to vote or that memorializes that decision; (v) records reflecting the resolution of conflicts of interest; and (vi) client requests for the policy or proxy voting information, and the response. The CCO shall retain the following proxy records in accordance with the Adviser’s Recordkeeping Policy:

●	These policies and procedures and any amendments;

●	The Public Sub-Adviser’s proxy voting policies and procedures;

●	Each proxy statement that the Adviser receives;

●	A record of each vote that the Adviser casts;

●	A record of votes cast by the Public Sub-Adviser on behalf of the Fund (form N-PX);

●	Any specific documents prepared or received in connection with a decision on a proxy vote; and

●	A copy of each written request for information on how the Adviser voted such proxies, and a copy of any written response.

Responsibility

Compliance has responsibility for implementation and monitoring of the Adviser’s proxy voting policy and procedures. In addition to periodically reviewing proxy votes cast by the Public Sub-Adviser on behalf of the Fund, Compliance should also periodically review the Public Sub-Adviser’s proxy voting policy and procedures.

APPENDIX B

Proxy Voting Policy

Effective October 15, 2022

I.	Introduction

Pursuant to the adoption by the Securities and Exchange Commission of Rule 206(4)-6 under the Investment Advisers Act of 1940 (the “Advisers Act”), it is a fraudulent, deceptive, or manipulative act, practice or course of business, within the meaning of Section 206(4) of the Advisers Act, for a registered investment adviser to exercise voting authority with respect to client securities, unless: (1) the adviser has adopted and implemented written policies and procedures that are reasonably designed to ensure that the adviser votes proxies in the best interest of its clients; (2) the adviser describes its proxy voting procedures to its clients and provides copies of the procedures on request; and (3) the adviser discloses to the clients how they may obtain information on how the adviser voted their proxies. This Proxy Voting Policy documents CenterSquare Investment Management LLC’s (“CenterSquare”) proxy voting policies and procedures.

II.	Statement of Policy

Proxy voting is an important right of shareholders and duties of care and loyalty must be undertaken by CenterSquare to ensure that such rights are properly and timely exercised in accordance with the Firm’s fiduciary duty to its clients. To satisfy its fiduciary duty in making any voting determination, CenterSquare must make the determination in the best interest of the client and must not place its own interests ahead of the interests of the client. Therefore, all proxies received by CenterSquare should be voted in accordance with these procedures which are intended to comply with Rule 206(4)-6 of the Advisers Act. This Proxy Voting Policy applies only to those CenterSquare clients who, in their investment management agreement (“IMA”), have chosen to give us discretion to vote their proxies. At account start-up, upon amendment of the IMA, or upon a letter of instruction, the applicable documentation is reviewed to determine whether CenterSquare has discretionary authority to vote client proxies.

As a UNPRI Signatory, CenterSquare has chosen to use the Institutional Shareholder Services (“ISS”) Sustainability Proxy Voting Guidelines as the default proxy policy for its clients. A client of CenterSquare may elect to use other general or customized proxy voting guidelines through ISS. However, CenterSquare does not attempt to reconcile individual client proxy policies to the ISS Sustainability Proxy Voting Guidelines. A client may change their decision with regards to proxy voting authority or guidelines at any time. Clients who have delegated proxy voting responsibilities to CenterSquare with respect to their account may direct CenterSquare to vote in a particular manner for a specific ballot. CenterSquare will use reasonable efforts to vote in accordance with the client’s request in these circumstances, however our ability to implement such voting instructions will be dependent on operational matters such as the timing of the request.

III.	Retention and Oversight of Proxy Service Provider

CenterSquare’s proxy voting policies and procedures are intended to meet the objective to act in its clients’ best interests. The sheer number of proxy votes related to client holdings makes it impossible for CenterSquare to research each and every proxy issue. Recognizing the importance of informed and responsible proxy voting, CenterSquare has retained an independent third party service provider, ISS, to analyze proxy issues, provide proxy research and recommendations on how to vote those issues, and provide assistance in the administration of the proxy process, including maintaining complete proxy voting records.

CenterSquare monitors the capacity, competency, and conflicts of interest of ISS to ensure that CenterSquare continues to vote proxies in the best interest of its clients. On an annual basis, CenterSquare conducts a due diligence review of ISS regarding their proxy voting services as part of its duty to perform oversight over the proxy voting firm. This review includes updates and discussion about the following areas of ISS:

●	The adequacy and quality of staffing, personnel and/or technology;

●	Whether ISS has an effective process for seeking timely input from issuers and ISS clients with respect to, among other things, its proxy voting policies, methodologies, and peer group constructions;

●	Whether ISS has adequately disclosed to CenterSquare its methodologies in formulating voting recommendations, such that CenterSquare understands the factors underlying ISS’ recommendations;

●	The nature of any third-party information sources that ISS uses as a basis for its voting recommendations; and

●	ISS policies and procedures regarding how it identifies and addresses conflicts of interest.

Conflicts of Interest of ISS

1.         CenterSquare Compliance will examine information provided by ISS that describes conflicts to which it is subject or otherwise obtained by CenterSquare. CenterSquare will seek to require that ISS promptly provide updates of business changes that might affect or create conflicts and of changes to ISS’ conflict policies and procedures.

2.          If, as a result of CenterSquare Compliance’s examination of ISS’ conflicts of interest, a determination is made that a material conflict of interest exists, CenterSquare will determine whether to follow the ISS’ recommendation with respect to the proxy or take other action with respect to the proxy.

3.           CenterSquare Compliance will periodically review ISS’ policies and procedures for:

i.       Adequacy in identifying, disclosing and addressing actual and potential conflicts of interest, including conflicts relating to the provision of proxy voting recommendations and proxy voting services generally, conflicts relating to activities other than providing proxy voting recommendations and proxy voting services, and conflicts presented by certain affiliations;

ii.       Adequate disclosure of ISS’ actual and potential conflicts of interest with respect to the services ISS provides to CenterSquare; and

iii.      Adequacy in utilizing technology in delivering conflicts disclosures that are readily accessible.

Periodic Review of ISS’ Policies and Procedures and Continued Retention of ISS

CenterSquare will periodically review the proxy voting policies, procedures and methodologies, conflicts of interest and competency of ISS. CenterSquare will also review the continued retention of ISS, including whether any relevant credible potential factual errors, incompleteness or methodological weaknesses in ISS’ analysis that CenterSquare is aware of materially affected the research and recommendations used by the Firm. In addition, CenterSquare will also consider the effectiveness of ISS’ policies and procedures for obtaining current and accurate information relevant to matters included in its research and on which it makes voting recommendations. This will include the ISS’:

●	engagement with issuers, including the ISS process for ensuring that it has complete and accurate information about the issuer and each particular matter;

●	process, if any, for CenterSquare to access the issuer’s views about ISS’ voting recommendations in a timely and efficient manner;

●	efforts to correct any identified material deficiencies in its analysis;

●	disclosure to CenterSquare regarding sources of information and methodologies used in formulating voting recommendations or executing voting instructions;

●	consideration of factors unique to a specific issuer or proposal when evaluating a matter subject to a shareholder vote; and

●	updates to its methodologies, guidelines and voting recommendations on an ongoing basis, including in response to feedback from issuers and their shareholders.

CenterSquare will seek to require ISS to update the Firm regarding business changes that are material to the services provided by ISS to CenterSquare. CenterSquare will consider whether the bases on which it made its initial decision to retain ISS has materially changed and will document such review.

IV.	Decision Methods

ISS Global Voting Principles provide for four key tenets on accountability, stewardship, independence, and transparency, which underlie their approach to developing recommendations on management and shareholder proposals at publicly traded companies.1 ISS uses a bottom-up policy formulation process which collects feedback from a diverse range of market participants through multiple channels including an annual Policy Survey. The ISS Policy Board uses the input to develop its draft policy updates each year. Before finalizing these updates, ISS publishes draft updates for an open review and comment period. All comments received are posted verbatim to the Policy Gateway, in order to provide additional transparency into the feedback ISS has received. Final updates are published in November, to apply to meetings held after February of the following year. ISS research analysts apply more than 400 policies to shareholder meetings. As part of the research process, ISS analysts interact with company representatives, institutional shareholders, shareholder proponents and other parties to gain deeper insight into key issues.2 ISS reviews and updates their proxy polices on an annual basis. The ISS Policy Information is located under Policy Gateway at https://www.issgovernance.com.

When determining whether to invest in a company, one of the many factors CenterSquare may consider is the quality and depth of the company’s management. As a result, CenterSquare believes that recommendations of management on any issue (particularly routine issues) should be given a fair amount of weight in determining how proxy issues should be voted. Thus, on many issues, votes are cast in accordance with the recommendations of the company’s management. CenterSquare reviews all ballot items where ISS recommends voting against the management of the issuer. Generally, CenterSquare will not override the ISS specific policy vote recommendations but reserves the right to change that vote when a CenterSquare Portfolio Manager disagrees with an ISS recommendation and feels it is in the best interest of all clients to change the proxy vote. CenterSquare Compliance is notified when an override of the ISS vote is proposed by a CenterSquare Portfolio Manager. CenterSquare Compliance will ascertain that appropriate justification for the override is reasonable and appropriately documented in the ISS voting records contemporaneous to the actual proxy vote. A rationale of our decision is noted within the ISS system when we override ISS’ specific policy recommendation and is included in the ballot summary reports. Proxy voting reports are available to clients upon request. For clients that have provided CenterSquare authority to vote proxies and have not otherwise selected other ISS general or customized proxy voting guidelines, proxy voting will be made on behalf of all client accounts in accordance with ISS Sustainability Proxy Voting Guidelines.

[1]	https://www.issgovernance.com/policy-gateway/iss-global-voting-principles/
[2]	https://www.issgovernance.com/policy-gateway/policy-formulation-application/

V.	CenterSquare Conflicts of Interest

In certain instances, a conflict of interest may arise when CenterSquare votes a proxy. CenterSquare will deem to have a potential conflict of interest when voting proxies including, but not limited to, one or more of the following:

●	CenterSquare or one of its affiliates manages assets for that issuer or an affiliate of that issuer and also recommends that its other client’s investment in such issuer’s securities.

●	A director, trustee or officer of the issuer or affiliate of the issuer is an employee of CenterSquare or a director of CenterSquare or its affiliates, or a fund sub-advised by CenterSquare.

●	CenterSquare is actively soliciting that issuer or an affiliate of the issuer as a client

●	A director or executive officer of the issuer has a personal relationship with a member of the relevant investment team or other employee of CenterSquare that may affect the outcome of the proxy vote.

Each person who is a member of the Proxy Administrator, as further defined below, is a member of the investment team, or serves on the Proxy Voting Committee shall, on at least an annual basis, certify:

●	a list of any portfolio companies, including entities raising capital as part of a PIPE (“Private Investments in Public Equity”) transaction, with or in which he or she has a relationship or could otherwise be deemed to have a conflict and;

●	They have not been unduly influenced by an issuer or other third party to vote in a particular manner.

In situations where CenterSquare perceives a material conflict of the interest, the conflict is reported to the Chief Compliance Officer. It is expected that CenterSquare will abstain from making a vote decision and allow ISS to vote to mitigate the material conflict of interest.

VI.	Securities Lending

Some clients have, at their discretion, elected to participate in security lending programs. CenterSquare is unable to vote securities that are on loan under this type of arrangement.

VII.	Decisions to not Vote Proxies

CenterSquare fully recognizes its responsibility to vote proxies and maintain proxy records pursuant to applicable rules and regulations. CenterSquare will therefore attempt to vote every proxy it receives for all domestic and foreign securities. There may be situations in which CenterSquare cannot vote proxies. For example, the client or custodian does not forward the ballots in a timely manner.

Proxy voting in certain countries requires shareblocking. Shareblocking in general refers to restrictions on the sale or transfer of securities between the execution of the vote instruction and the tabulation of votes at the shareholder meeting. During the blocking period, shares that will be voted at the meeting cannot be sold until the meeting has taken place and the shares are returned to the client’s custodian bank. The blocking period may last from several days to several weeks depending upon the market, the security and the custodian. CenterSquare believes that in these situations, the benefit of maintaining liquidity during the share blocking period outweighs the benefit of exercising our right to vote. In order to preserve the account’s liquidity, CenterSquare will generally instruct ISS to “DO NOT VOTE” these shares.

Proxies relating to foreign securities may also be subject to additional documentation. Such documentation may be difficult to obtain or produce as a condition of voting or requires additional costs that generally outweigh the benefit to be gained by voting. Therefore, in some cases, those shares will not be voted.

VIII.	Reporting

ISS provides CenterSquare on-line access to client proxy voting records. A summary of the proxy votes cast by CenterSquare is available to clients upon request for their specific portfolio. Due to confidentially and conflict of interest concerns, CenterSquare does not disclose to third parties how it votes individual client proxies.

CenterSquare’s proxy voting policies are disclosed in the Form ADV Part 2A. A copy of this Proxy Voting Policy and the ISS Sustainability Proxy Voting Guidelines are available to our clients, without charge, upon request. All requests may be sent to the Operations Group, CenterSquare Investment Management LLC, 630 West Germantown Pike, Suite 300, Plymouth Meeting, PA 19462 or to OpsCompliance@centersquare.com.

IX.	Proxy Committee

CenterSquare’s Proxy Committee (“Proxy Committee”) is responsible for overseeing the proxy voting process and for establishing and maintaining the Proxy Voting Policy, which is reviewed and updated annually. The Proxy Committee is comprised of the Director, Head of Securities Operations, and designated members of CenterSquare’s investment teams. The Chief Compliance Officer will participate as a non-voting member of the Committee. At a minimum, the Proxy Committee will meet no less than annually to review and update the Proxy Voting Policy, if necessary, and to review other proxy voting topics as needed.

X.	Proxy Administration and Recordkeeping

The administration of the proxy voting process is the responsibility of CenterSquare’s securities operations department (“Proxy Administrator”). Both ISS and each client’s custodian monitor corporate events for CenterSquare. CenterSquare gives an authorization and letter of instruction to the client’s custodian who then forwards the proxy material it receives to ISS so that ISS may vote the proxies. On a regular basis, CenterSquare sends ISS an updated list of client accounts and the security holdings in those accounts so that ISS can update its database and is aware of which proxies it will need to vote.

The Proxy Administrator is responsible for:

●	monitoring reports identifying pending meetings and due dates for ballots

●	monitoring reports to ensure that clients are coded to the appropriate ISS policy

●	ensuring ballots are voted according to the ISS policy assigned to the client

●	monitoring for shareblocking ballots

●	monitoring reports for votes against management

●	reviewing user access and new / close account setups

●	performing vote overrides as required by Portfolio Managers and document changes and rationale for each vote override

CenterSquare or ISS also maintains the following records:

●	ballot summary reports for each client indicating which ballots were votes, number of shares voted, description of the proposal, how the shares were voted and the date on which the proxy was returned, and the policy applied

●	ballot summary reports for vote overrides with the Portfolio Managers rationale

●	meeting-level statistical reports

●	copy of each proxy statement received, provided that no copy needs to be retained of a proxy statement found on the SEC’s EDGAR website

XI.	CenterSquare Compliance Annual Review

CenterSquare Compliance will review and document no less frequently than annually, the adequacy of the proxy voting policies and procedures to make sure they have been implemented effectively, including whether the policies and procedures continue to be reasonably designed to ensure that proxies are voted in the best interests of CenterSquare’s clients. As part of this review, CenterSquare Compliance will review:

●	the Proxy Voting Policy

●	CenterSquare’s client disclosures regarding its proxy voting policies and procedures in the ADV Form Part 2A, due diligence questionnaires, and other relevant materials

●	a sampling of proxy voting records to ensure voting was completed in the best interests of clients and in accordance with the ISS Sustainability Proxy Voting Guidelines

●	a sampling of proxy vote overrides and the documentation supporting such overrides

●	the Firm’s annual due diligence over the third-party proxy voting firm, ISS

PROSPECTUS February 1, 2025
Apollo Diversified Real Estate Fund Class M Shares (GMREX) of Beneficial Interest $25,000 minimum purchase

Apollo Diversified Real Estate Fund (the “Fund”), is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s Class M Statement of Additional Information (“SAI”) dated February 1, 2025, has been filed with the U.S. Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at Apollo Diversified Real Estate Fund, SS&C, Inc., PO Box 219133, Kansas City, MO 64121-9133, or for overnight mail 801 Pennsylvania Ave., Suite 219133, Kansas City, MO 64105-1307, or by calling toll-free 1-888-926-2688. The table of contents of the SAI appears on page 44 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports, and other information about the Fund or make shareholder inquiries by calling 1-888-926-2688 or by visiting https://www.apollo.com/adref. The SAI, material incorporated by reference and other information about the Fund, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objective. The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets.

Summary of Investment Strategy. The Fund pursues its investment objective by strategically investing across private institutional real estate investment funds as well as a diversified set of public real estate securities. This approach enables Apollo Real Estate Fund Adviser, LLC (the “Adviser”), to allocate between public and private real estate securities and allows the Fund to invest across a diversified set of investment managers and strategies as well as providing investment exposure across property types and geographies.

Risks. Investing in the Fund involves a high degree of risk. In particular:

●	The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.
●

The Fund is not listed on any securities exchange. The Fund intends to provide limited liquidity through quarterly offers to repurchase a limited amount of the Fund’s shares (at least 5% of shares outstanding); however, there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer.

●

The Fund will ordinarily pay distributions, if any, once a quarter, however, the amount of distributions that the Fund may pay is uncertain and there is no assurance distributions paid by the Fund will maintained at the targeted level.

●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as a return of capital and borrowings.
●	Shareholders should note that a return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

The Adviser and Sub-Advisers. The Fund’s investment adviser is Apollo Real Estate Fund Adviser, LLC, a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries (“Apollo”). Apollo is a longstanding and leading global alternative asset manager with approximately $733 billion of assets under management as of September 30, 2024. The Adviser has engaged Aon Investments USA Inc. (“Aon Investments” or the “Private Sub-Adviser”), an indirect wholly-owned subsidiary of Aon plc and a registered investment adviser under the Advisers Act, to provide ongoing research, opinions and recommendations to the portion of the Fund’s investment portfolio that is allocated to private, institutional real estate investment funds managed by institutional investment managers. Aon Investments had approximately $142.8 billion in assets under management in the U.S. as of September 30, 2024. Additionally, the Adviser has engaged CenterSquare Investment Management LLC (“CenterSquare” or the “Public Sub-Adviser”, collectively with the Private Sub-Adviser, the “Sub-Advisers”), a registered investment adviser under the Advisers Act, to manage the portion of the Fund’s investment portfolio that is allocated to publicly traded securities, including publicly traded income producing equity and certain debt real estate related securities. CenterSquare had approximately $14.3 billion in assets under management as of November 30, 2024.

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund, including Class M shares. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. During this continuous offering, the Fund is offering to sell, through ALPS Distributors, Inc. (the “Distributor”), under the terms of this prospectus an unlimited number of shares of beneficial interest, at net asset value plus any applicable sales load. Class M shares are not subject to a sales load. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. As of January 2, 2025, the Fund’s net asset value per Class M share was $24.11. As of January 2, 2025, there were 41,383,249 Class M shares outstanding. The minimum initial investment for Class M shares is $25,000. The Fund reserves the right to waive the investment minimum. The Fund offers its Class M shares through certain financial firms. The Fund offers Class A shares and Class C shares by a different prospectus and offers Class I and Class L shares by separate prospectuses. If you buy Class M Shares through certain financial firms, the firm may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the sale of the shares. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust or similar account. See “Plan of Distribution.”

Class M shares:

Offering Price	Maximum Sales Load	Proceeds to the Fund
Current NAV	None	$ amount invested at current NAV

The shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s shares, liquidity for the Fund’s shares will be provided only through quarterly repurchase offers for no less than 5% of Fund’s shares at net asset value, and there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s shares involves substantial risks, including the risks associated with leverage. See “Risk Factors” below in this prospectus.

Investment Adviser
Apollo Real Estate Fund Adviser, LLC

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

The Fund

Apollo Diversified Real Estate Fund is a continuously offered, diversified, closed-end management investment company. The Fund is an interval fund that will provide limited liquidity by offering to make quarterly repurchases of each class of shares at that class of shares’ net asset value, which will be calculated on a daily basis. See “Quarterly Repurchases of Shares,” and “Determination of Net Asset Value.”

Investment Objective and Policies

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets.

The Fund pursues its investment objective by strategically investing across private institutional real estate investment funds as well as a diversified set of public real estate securities. This approach enables the Adviser to allocate between public and private real estate securities, and allows the Fund to invest across a diversified set of investment managers and strategies as well as providing investment exposure across property types and geographies.

Under normal circumstances, at least 80% of the Fund’s net assets plus borrowings for investment purposes will be invested in real estate securities (as defined below). The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of real estate securities across two major categories – Private Investment Funds (as defined below) and publicly traded real estate securities.

The Fund may also invest in exchange traded funds (“ETFs”), index mutual funds (“Index Funds”), and Other Investment Vehicles (as defined below), as well as other publicly traded income producing equity and debt securities. In certain circumstances or market environments, the Fund may reduce its investment in real estate securities and hold a larger position in cash or cash equivalents. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests over 25% of its assets in real estate securities. The Fund may invest in debt securities of any duration, maturity, or credit quality, including high yield securities.

The Fund defines “real estate securities” to include common stock, partnership or similar interests, convertible or non-convertible preferred stock, and convertible or non-convertible secured or unsecured debt issued by: private, institutional real estate investment funds managed by institutional investment managers, which are treated as real estate investment trusts (“REITs”) for tax purposes (“Private Investment Funds”); publicly traded REITs (“Public REITs”); publicly traded real estate operating companies (“Public REOCs”); ETFs; Index Funds; and other investment vehicles such as closed-end funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate or real estate related securities (collectively, “Other Investment Vehicles”). “Real estate securities” also includes commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”) and other real estate credit investments such as collateralized loan obligations (“CLO”) and other structured products collateralized by real estate credit. A select number of Private Investment Funds in which the Fund may invest may charge a performance fee. Shareholders will pay a pro rata share of asset-based and performance fees associated with the Fund’s underlying investments, including its Private Investment Funds, Public REITs, Public REOCs, ETFs, Index Funds, and Other Investment Vehicles (together, the “Underlying Funds” and each, an “Underlying Fund”). The Portfolio Managers of the Fund consider an issuer to be principally invested in real estate if 50% or more of its assets are attributable to ownership, construction, finance, management or sale of real estate.

By investing in the Fund, the Adviser expects that shareholders may realize (either directly or indirectly) the following potential benefits:

●

Access to Institutional Managers — Many of the Private Investment Funds in which the Fund invests are intended for large, institutional investors and have a large minimum investment size and other investor criteria that might otherwise limit their availability to individual, non-institutional investors. Thus, the Fund enables investors to invest in Private Investment Funds managed by leading institutional investment managers that may not be otherwise available to individual, non-institutional investors.

●

Multi-Strategy, Multi-Manager Investment Strategy — Given the investment strategy of the Fund, investors are able to execute a multi-strategy, multi-manager, multi-sector strategy by making a single investment in the Fund, whereas due to the large minimums of many of the Private Investment Funds in which the Fund invests, such a strategy may not otherwise be feasible to the individual investor.

●

More Attractive Investment Terms — By taking advantage of volume and other discounts that typically are not available to individual investors, the Adviser believes that the Fund may be able to provide certain economies of scale to investors through a reduction in the fees charged by the Private Investment Funds in which the Fund invests and which may not otherwise be permitted or available to individual investors.

●

Customized Public Market Strategy in line with Fund Objectives — CenterSquare has managed a U.S. REIT strategy focused on providing current income and long term capital appreciation since 1995. The Fund provides access to CenterSquare’s proprietary investment process, which typically is reserved for institutional investors and seeks to identify real estate securities that are undervalued relative to their peers.

The Fund’s real estate industry investment policy is fundamental and may not be changed without shareholder approval. The SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

1

Credit Facilities and Securities Lending. The Fund has entered into secured bank lines of credit through BNP Paribas Prime Brokerage International, Ltd. (“BNP”) (the “BNP Credit Facility”) and Bank of America, n.a. (“Bank of America”, collectively, with BNP the “Banks”) (the “Bank of America Credit Facility”, collectively, with the BNP Credit Facility, the “Credit Facilities”) for the purpose of investment purchases or other liquidity measures, subject to the limitations of the 1940 Act for borrowings. As collateral for the Credit Facilities, the Fund grants the Banks a first position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts.

The BNP Credit Facility also permits, subject to certain conditions, BNP to rehypothecate portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The Fund continues to receive dividends and interest on rehypothecated securities. The Fund also has the right under the BNP Credit Facility to recall the rehypothecated securities from BNP on demand. If BNP fails to deliver the recalled security in a timely manner, the Fund will be compensated by BNP for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, the Fund, upon notice to BNP, may reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The Fund may receive a portion of the fees earned by BNP in connection with the rehypothecation of portfolio securities. This rehypothecation provision of the BNP Credit Facility is intended to permit the Fund to reduce the cost of its borrowings under the BNP Credit Facility.

Investment Strategy

The Adviser executes its investment strategy primarily by seeking to invest in a broad portfolio of real estate securities across two major categories – Private Investment Funds and publicly traded real estate securities. The Fund may also invest in ETFs, Index Funds, and Other Investment Vehicles, as well as other publicly traded income producing equity and debt securities. In addition, the Adviser may cause the Fund to invest directly in agency and non-agency CMBS and RMBS and real estate credit investments such as CLOs and other structured credit products, The Fund’s CMBS, RMBS and other real estate credit investments may be of any credit quality (including high yield securities) and in each case, relate to real estate-related companies or assets. Utilizing Apollo’s platform, the Adviser engages in a process of sourcing, screening, pricing, review, selection and monitoring of the real estate credit investments for the Fund. With respect to selecting the Private Investment Funds in which the Fund invests, the Adviser considers various inputs, including quantitative and qualitative assessment of the management team and its track record, property evaluation and structure, and other information that is typically not available to an individual investor.

Aon Investments assists the Adviser by providing ongoing research, opinions and recommendations to the portion of the Fund’s investment portfolio that is allocated to Private Investment Funds. Under normal circumstances, such securities will likely comprise between 50% and 95% of the Fund’s portfolio. Aon Investments is a leading advisor to corporate and public pension plans, defined contribution plans, union associations, health systems, financial intermediaries, endowments and foundations.

CenterSquare assists the Adviser by managing the portion of the Fund’s investment portfolio that is allocated to publicly traded securities, such as common and preferred stocks, and certain debt securities of issuers that are principally engaged in or related to the real estate industry, including those that own significant real estate assets, and the selection of the MBS Funds that are ETFs. Under normal circumstances, such securities and CMBS selected by the Adviser will likely comprise between 5% and 50% of the Fund’s portfolio. For purposes of the strategy’s investment policies, CenterSquare considers a company to be in the real estate industry if it has at least 50% of its assets in companies principally engaged in the real estate industry, including REITs. With regard to the portion of the portfolio invested in common equity, the strategy usually holds approximately 40 to 60 stocks.

Investment Adviser

The Adviser was formed in August 2013 and commenced operations in March 2014 and is registered as an investment adviser with the SEC pursuant to the provisions of the Advisers Act. The Adviser is an affiliate of Apollo. Founded in 1990, Apollo is a high-growth, global alternative asset manager and retirement services provider. Its asset management businesses focus on three investing strategies: credit, equity and real assets. Through its asset management business, Apollo raises, invests and manages funds, accounts and other vehicles, on behalf of some of the world’s most prominent pension, endowment and sovereign wealth funds and insurance companies, as well as other institutional and individual investors. Apollo’s retirement services business is conduct by Athene, a leading financial services company that specializes in issuing, reinsuring and acquiring retirement savings products for the increasing number of individuals and institutions seeking to fund retirement needs. As of September 30, 2024, Apollo had total assets under management (“AUM”) of $733 billion.

Sub-Advisers

The Adviser may, from time to time, engage one or more investment sub-advisers. Any sub-adviser chosen by the Adviser will be paid by the Adviser based only on the portion of Fund assets allocated to any such sub-adviser by the Adviser. Shareholders do not pay any sub-adviser fees.

The Adviser has engaged Aon Investments USA Inc. (“Aon Investments”), a registered investment adviser under the Advisers Act, to provide ongoing research, opinions and recommendations to the portion of the Fund’s investment portfolio that is allocated to Private Investment Funds. Under normal circumstances, such securities will likely comprise between 50% and 95% of the Fund’s portfolio.

The Adviser has engaged CenterSquare Investment Management LLC, a registered investment adviser under the Advisers Act, to manage the portion of the Fund’s investment portfolio that is allocated to publicly traded securities, such as common and preferred stocks. Under normal circumstances, such securities are estimated to comprise between 5% and 50% of the Fund’s portfolio.

Fees and Expenses

The Adviser is entitled to receive a monthly fee at the annual rate of 1.50% of the Fund’s daily net assets. The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has contractually agreed to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that such expenses exceed 2.41% per annum of the Fund’s average daily net assets (the “Expense Limitation”) attributable to Class M shares. In consideration of the Adviser’s agreement to

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limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain until May 31, 2026, unless and until the Board of Trustees of the Fund (the “Board” or the “Trustees”) approves its modification or termination. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The Expense Limitation Agreement may be terminated only by the Board on 60 days written notice to the Adviser. After May 31, 2026, the Expense Limitation Agreement may be renewed at the Adviser’s discretion. See “Management of the Fund.”

Administrator and Accounting Agent

ALPS Fund Services, Inc. (“ALPS”) serves as the Fund’s Administrator and Accounting Agent. See “Management of the Fund.”

Transfer Agent

SS&C Global Investor & Distribution Solutions, Inc. (“SS&C” or “Transfer Agent”) serves as the Fund’s transfer agent. See “Management of the Fund.”

Distribution Fees

Class M shares will pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class M shares and is payable on a monthly basis. See “Plan of Distribution.”

Closed-End Fund Structure

Closed-end funds differ from mutual funds in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of the Fund’s shares (at least 5%) quarterly, which is discussed in more detail below. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows; see “Quarterly Repurchases of Shares.”

Share Classes

The Fund currently offers five different classes of shares: Class A, Class C, Class I, Class M and Class L shares. The Fund began continuously offering its common shares on June 30, 2014. As of May 4, 2015, the Fund simultaneously redesignated its issued and outstanding common shares as Class A shares and created its Class C and Class I shares. Class M shares and Class L shares commenced operations on November 17, 2016 and April 25, 2017, respectively. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class. The Fund offers Class A, Class C, Class I, and Class L shares, which are subject to different sales loads and ongoing fees and expenses, through separate prospectuses.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Investor Suitability

An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

Repurchases of Shares

The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at net asset value, of no less than 5% of the Fund’s shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% of such shareholder’s shares in each quarterly repurchase. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. See “Quarterly Repurchases of Shares.”

Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing, you should carefully consider the following risks that you assume when you invest in the Fund’s shares. See “Risk Factors.”

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Risks Related to an Investment in the Fund

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the instruments in which the Fund invests and, with respect to each such asset class, among equity and fixed income securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Private Investment Fund Risk. The Fund’s investment in Private Investment Funds will require it to bear a pro rata share of the vehicles’ expenses, including management and performance fees. The fees the Fund pays to invest in a Private Investment Fund may be higher than if the manager of the Private Investment Fund managed the Fund’s assets directly. The performance fees charged by certain Private Investment Funds may create an incentive for its manager to make investments that are riskier and/or more speculative than those it might have made in the absence of a performance fee. Furthermore, Private Investment Funds, like the other Underlying Funds in which the Fund may invest, are subject to specific risks, depending on the nature of the vehicle, and also may employ leverage such that their returns are more than one times that of their benchmark which could amplify losses suffered by the Fund when compared to unleveraged investments. Shareholders of the Private Investment Funds are not entitled to the protections of the Investment Company Act of 1940, as amended (the “1940 Act”). For example, Private Investment Funds need not have independent boards, shareholder approval of advisory contracts may not be required, the Private Investment Funds may utilize leverage and may engage in joint transactions with affiliates. These characteristics present additional risks for shareholders.

The managers of Private Investment Funds may draw down on the Fund’s capital commitment all at once or in a series of capital calls. The portion of the Fund’s commitment to a Private Investment Fund that has not been called is referred to as an “unfunded commitment.” The Fund may have a contractual obligation to provide capital to meet its unfunded commitment when the managers of a Private Investment Fund draws upon the commitment. Pursuant to regulations governing unfunded commitments, at the time the Fund enters into an unfunded commitment, it must have a reasonable belief that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. These regulations could reduce the Fund’s flexibility to make investments in Private Investment Funds and require the Fund to modify its investment strategies. In order to meet its obligations, and these regulatory requirements, the Fund may be required to hold a substantial amount of its assets in money market securities, cash or cash equivalents, possibly for prolong periods of time; liquidate portfolio securities at an inopportune time; or borrow under a line of credit. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

Investment in Private Investment Funds carries the risk of loss due to Private Investment Funds’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or poor judgment. During the lifetime of the Fund, there could be material changes in one or more Private Investment Funds, including changes in control and mergers. The effect of such changes on a Private Investment Fund cannot be predicted but could be material and adverse. Given the limited liquidity of the Private Investment Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private Investment Funds.

Lack of Control Over Private Investment Funds and Other Portfolio Investments. Once the Adviser has selected a Private Investment Fund, a Public REIT or Other Investment Vehicle, the Adviser will have no control over the investment decisions made by any such Underlying Fund. Although the Fund and the Adviser will regularly evaluate each Underlying Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective, the Adviser will not have any control over the investments made by any Underlying Fund. Even though the Underlying Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for a Private Investment Fund). The Adviser may reallocate the Fund’s investments among the Underlying Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Underlying Funds, which may prevent the Fund from reacting rapidly to market changes should an Underlying Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Underlying Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Underlying Fund, including quarterly unaudited financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Underlying Fund and will not have the ability to exercise any rights attributable to an investor in any such Underlying Fund related to their investment.

Issuer Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s properties and services.

Liquidity Risk. There currently is no secondary market for the Fund’s shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at net asset value. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments also are subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The judgments of both the Adviser and Sub-Advisers regarding the attractiveness, value and potential appreciation of a particular real estate segment and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

General Market Conditions Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of distributions. The Fund may also use leverage, which would magnify the Fund’s investment, market and certain other risks.

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Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. Market uncertainty has increased dramatically, particularly in the United States and Europe, and adverse market conditions have expanded to other markets. These conditions have resulted in disruption of markets, periods of reduced liquidity, greater volatility, general volatility of spreads, an acute contraction in the availability of credit and a lack of price transparency. These volatile and often difficult global market conditions have episodically adversely affected the market values of real estate, and other securities and this volatility may continue and conditions could even deteriorate further. Some of the largest banks and companies across many sectors of the economy in the United States and Europe have declared bankruptcy, entered into insolvency, administration or similar proceedings, been nationalized by government authorities, and/or agreed to merge with or be acquired by other banks or companies that had been considered their peers. The long-term impact of these events is uncertain, but could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity.

Failure of Financial Institutions and Sustained Financial Market Illiquidity. The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or the Fund’s underlying investments have a commercial relationship could adversely affect, among other things, the Fund and/or the Fund’s underlying investments’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms.

Concentration of Credit Risk. The Fund places its cash with one banking institution, which is insured by the Federal Deposit Insurance Corporation (“FDIC”). The FDIC limit is $250,000. At various times throughout the year, the amount on deposit may exceed the FDIC limit and subject the Fund to a credit risk. The Fund does not believe that such deposits are subject to any unusual risk associated with investment activities. The Fund may invest cash balances in an open-end Money Market Mutual Fund (“Money Market Fund”). The Money Market Fund is valued at its closing NAV. The Money Market Fund is not subject to FDIC insurance.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets over time. Although the prices of equity securities and fixed income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different real estate asset classes, the Fund is subject to correlation risk.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Shareholders May Experience Dilution. All distributions declared in cash payable to shareholders that are participants in our distribution reinvestment plan will generally be automatically reinvested in Fund shares. As a result, shareholders that do not participate in our distribution reinvestment plan may experience dilution over time.

Anti-Takeover Provisions. The Fund’s Declaration of Trust (the “Declaration of Trust”) includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. See “Anti-Takeover Provisions in the Declaration of Trust.”

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses. Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our Declaration of Trust provides that our Trustees will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. Our Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer such losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software, and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers.

Risks Related to Our Investments

Real Estate Industry Concentration Risk. The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in securities of REITs and other real estate industry issuers, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sectors, or real estate operations generally, as described below:

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Retail Properties. Retail properties are affected by shifts in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.

Hospitality Properties. Hotel properties and other properties in the hospitality real estate sector, such as motels and extended-stay properties, are affected by declines in business and leisure travel.

Healthcare and Life Sciences Properties. Healthcare and life sciences properties are affected by potential federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, and the continued availability of revenue from government reimbursement programs.

Student Housing Properties: Student housing properties are affected by seasonal leasing, cash flow risks, and are subject to unique demand drivers.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.

Residential Properties. Residential properties can be significantly affected by the national, regional and local real estate markets. This segment of the real estate industry also is sensitive to interest rate fluctuations which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. Thus, residential properties can be significantly affected by changes in government spending, consumer confidence, demographic patterns and the level of new and existing home sales.

Shopping Centers. Shopping center properties are affected by changes in the local markets where their properties are located and dependent upon the successful operations and financial condition of their major tenants.

Self-Storage Properties. Self-storage properties are affected by changes to competing local properties, consumer and small business demand for storage space, and the ability of the management team.

Other factors may contribute to the risk of real estate investments:

Development Issues. Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.

Lack of Insurance. Certain of the companies in the Fund’s portfolio may fail to carry comprehensive liability, fire, flood, wind or earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles.

Dependence on Tenants. The ability of real estate companies to make distributions to shareholders depends upon the ability of the tenants at their properties to generate enough income in excess of tenant operating expenses to make their lease payments.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.

Financing Issues. Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge.

REIT Risk. Share prices of Public REITs may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a REIT will, in fact, qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. Dividends paid by REITs may not receive preferential tax treatment afforded other dividends.

REOC Risk. Real estate operating companies (“REOCs”), like REITs, expose the Fund to the risks of the real estate market. These risks can include fluctuations in the value of underlying properties; destruction of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local economic conditions; decreases in market rates for rents; increases in vacancies; competition; property taxes; capital expenditures, or operating expenses; and other economic, political or regulatory occurrences affecting the real estate industry. REOCs may also be affected by risks similar to investments in debt securities, including changes in interest rates and the quality of credit extended. REOCs require specialized management and pay management expenses; may have less trading volume; may be subject to more abrupt or erratic price movements than the overall securities markets; and may invest in a limited number of properties, in a narrow geographic area, or in a single property type which increase the risk that the portfolio could be unfavorably affected by the poor performance of a single investment or investment type. In addition, defaults on or sales of investments that the REOC holds could reduce the cash flow needed to make distributions to investors.

Commercial Mortgage-Backed Securities Risk. Commercial mortgage-backed securities include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property (such as office properties, retail properties, hospitality properties, industrial properties, healthcare-related properties or other types of income producing real property). Many of the risks of investing in commercial mortgage-backed

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securities reflect the risks of investing in the real estate securing the underlying mortgage loans, which include the risks associated with the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, the effects of and responses to infectious illness outbreaks, epidemics of pandemics, and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities depend on cash flows generated by underlying commercial real estate loans, receivables, and other assets, and can be significantly affected by changes in market and economic conditions, the availability of information regarding the underlying assets and their structures, and the creditworthiness of the borrowers or tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities. Commercial mortgage-backed securities issued by private issuers may offer higher yields than commercial mortgage-backed securities issued by government issuers, but also may be subject to greater volatility than commercial mortgage-backed securities issued by government issuers. The commercial mortgage-backed securities market may experience substantially lower valuations and greatly reduced liquidity. Commercial mortgage-backed securities held by the Fund may be subordinated to one or more other classes of securities of the same series for purposes of, among other things, establishing payment priorities and offsetting losses and other shortfalls with respect to the related underlying mortgage loans. There can be no assurance that the subordination will be sufficient on any date to offset all losses or expenses incurred by the underlying trust. The value of CMBS and other mortgage-backed securities in which the Fund may invest generally will have an inverse relationship with interest rates. Accordingly, if interest rates rise, the value of such securities will decline. In addition, to the extent that the mortgage loans which underlie specific mortgage-backed securities are pre-payable, the value of such mortgage securities may be negatively affected by increasing prepayments, which generally occur when interest rates decline.

Residential Mortgage-Backed Securities Risk. The Fund may invest certain of its assets in residential mortgage-backed securities and become a holder of RMBS. Holders of RMBS bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by residential mortgage loans. Such loans may be prepaid at any time. Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized and the securities issued in such securitization may be guaranteed or credit enhanced. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the area where the related mortgaged property is located, the borrower’s equity in the mortgaged property and the financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.

Structured Products Risk. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

Investments in structured notes involve risks, including credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.

CLO Risk. In addition to the general risks associated with real estate securities, debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof, (iv) the potential of spread compression in the underlying loans of the CLO, which could reduce credit enhancement in the CLOs and (v) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

CLO junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs.

Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.

The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately,

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the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.

The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full.

Underlying Funds Risk. The Underlying Funds in which the Fund may invest are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and also may be higher than other funds that invest directly in securities. The Underlying Funds are subject to specific risks, depending on the nature of the specific Underlying Fund.

Rehypothecated Securities Risk. In connection with the use of the BNP Credit Facility for leverage, the Fund permits the lender, subject to certain conditions, to rehypothecate (i.e., lend to other counterparties) portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The terms of the BNP Credit Facility provide that the Fund continue to receive dividends and interest on rehypothecated securities. The Fund has the right under the BNP Credit Facility to recall rehypothecated securities from BNP on demand. If BNP fails to deliver a recalled security in a timely manner, the BNP Credit Facility provides for compensation by BNP to the Fund for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, for the Fund, upon notice to BNP, to reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The terms of the BNP Credit Facility pursuant to which portfolio securities pledged by the Fund are rehypothecated may provide for receipt by the Fund, either directly or indirectly through a reduction in the costs associated with the BNP Credit Facility, of a portion of the fees earned by BNP in connection with the rehypothecation of such portfolio securities. Rehypothecation by BNP of the Fund’s pledged portfolio securities entails risks, including the risk that BNP will be unable or unwilling to return rehypothecated securities, which could result in, among other things, the inability of the Fund to find suitable investments to replace the unreturned securities, thereby impairing the ability the Fund to achieve its investment objective.

Use of Leverage by the Fund. Although the Fund has the option to borrow, including through the Credit Facilities, there are significant risks that may be assumed in connection with such borrowings. Investors in the Fund should consider the various risks of financial leverage, including, without limitation, the matters described below. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including: (i) the likelihood of greater volatility of net asset value (“NAV”) of the shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders; (iii) the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the shares than if the Fund were not leveraged; and (iv) the potential for an increase in operating costs, which may reduce the Fund’s total return.

Reverse Repurchase Agreements Risk. The Fund’s use of reverse repurchase agreements involves many of the same risks involved in the Fund’s use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that the Fund has sold but remains obligated to repurchase. In addition, there is a risk that the market value of the securities retained by the Fund may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, the Fund may be adversely affected. Also, in entering into reverse repurchase agreements, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements transactions, the Fund’s NAV will decline, and, in some cases, the Fund may be worse off than if it had not used such instruments.

Use of Leverage by Underlying Funds. In addition to any borrowing utilized by the Fund, the Underlying Funds in which the Fund invests may utilize financial leverage, subject to the limitations of their charters and operative documents. In the case of Private Investment Funds, such Funds are not subject to the limitations imposed by the 1940 Act regarding the use of leverage with respect to which registered investment companies, including the Fund, are subject. In that regard, the Fund intends to limit its borrowing to an amount that does not exceed 33 1/3% of the Fund’s gross asset value. Leverage by Underlying Funds and/or the Fund has the effect of potentially increasing losses.

Valuation of Private Investment Funds. The Private Investment Funds are not publicly traded and the Fund may consider information provided by the institutional asset manager of each respective Private Investment Fund to determine the estimated value of the Fund’s investment therein. The valuation provided by an institutional asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. To determine the estimated value of the Fund’s investment in Private Investment Funds, the Adviser considers, among other things, information provided by the Private Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Investment Funds that invest primarily in publicly traded securities are more easily valued.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, the risk that the price of a preferred security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk. Convertible securities are typically issued as bonds or preferred shares with the option to convert to equities. As a result, convertible securities are a hybrid that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. The market value of bonds and preferred shares tend to decline as interest rates increase. Fixed income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments as due. Convertible securities may have characteristics similar to common stocks especially when their conversion value

8

is higher than their value as a bond. The price of equity securities into which a convertible security may convert may fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Additionally, the value of the embedded conversion option may be difficult to value and evaluate because the option does not trade separately from the convertible security.

High Yield Securities Risk. The Fund may invest in debt securities and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. High yield securities present greater risk than securities of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these securities.

Credit Risk. Credit risk is the risk that one or more loans in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the instrument experiences a decline in its financial status. While a senior position in the capital structure of a borrower or issuer may provide some protection with respect to the Fund’s investments in certain loans, losses may still occur because the market value of loans is affected by the creditworthiness of borrowers or issuers and by general economic and specific industry conditions and the Fund’s other investments will often be subordinate to other debt in the issuer’s capital structure. To the extent the Fund invests in below investment grade instruments, it will be exposed to a greater amount of credit risk than a fund which invests in investment grade securities. The prices of lower grade instruments are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade instruments. Instruments of below investment grade quality are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default.

Interest Rate Risk. The fixed-income instruments that the Fund may invest in are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments than it will for floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. After a period of historically low interest rates, the Federal Reserve has raised certain benchmark interest rates. It cannot be predicted with certainty when, or how, these policies will change, but actions by the Federal Reserve and other central bankers may have a significant effect on interest rates and on the U.S. and world economies generally. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect the Fund’s business.

Foreign Securities and Emerging Markets Risk. The Fund may have investments in foreign securities. Foreign securities have investment risks different from those associated with domestic securities. Changes in foreign economies and political climates are more likely to affect the Fund with investments in foreign securities than another fund that invests exclusively in domestic securities. The value of foreign currency denominated securities or foreign currency contracts is affected by the value of the local currency relative to the U.S. dollar. There may be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information about issuers of foreign securities.

The Fund may also invest in emerging markets, which are markets of countries in the initial stages of industrialization and have low per capita income. In addition to the risks of foreign securities in general, countries in emerging markets are more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues which could reduce liquidity.

Risks Associated with Debt Financing

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and magnify the Fund’s gains or losses.

Credit Risk. Issuers of debt securities may not make scheduled interest and principal payments, resulting in losses to the Fund. In addition, the credit quality of securities held may be lowered if an issuer’s financial condition changes.

Inflation and Interest Rate Risk. Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund and its distributions can decline. In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio. It cannot be predicted with certainty when, or how, these policies will change, but actions by the Federal Reserve and other central bankers may have a significant effect on interest rates and on the U.S. and world economies generally. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect our business.

Due to global supply chain disruptions, a rise in energy prices, strong consumer demand as economies continue to reopen and other factors, inflation has accelerated in the U.S. and globally. Recent inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending, economic growth and portfolio companies’ operations. If such portfolio companies are unable to pass any increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on their loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in a portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations.

Additionally, the Federal Reserve has raised certain benchmark interest rates in an effort to combat inflation. As such, inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy may tighten in response. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect our business.

9

Legal and Regulatory Risks

Compliance Failures. Apollo, certain of its affiliates, and the Sub-Advisers, are regulated entities, and any compliance failures or other inappropriate behavior by them may have a material and/or adverse effect on the Fund. The provision of investment management services is regulated in most relevant jurisdictions, and the Sub-Advisers and Apollo must maintain their regulatory authorizations to continue to be involved both in the management of the Fund’s investments and to continue their businesses generally. The Adviser’s or Sub-Advisers’ ability to source and execute investment transactions for the Fund, and investor sentiment with respect to the Fund, may be adversely affected by negative publicity arising from any regulatory compliance failures or other inappropriate behavior by any Apollo affiliate or its investment professionals.

Legal, Tax and Regulatory Risks. Legal, tax and regulatory changes could occur that may adversely affect the Fund or its portfolio companies. There has been, and it is possible that there will be, further involvement of governmental and regulatory authorities in financial markets around the world. For example, the Fund expects to make investments in a number of different industries, some of which are or may become subject to regulation by one or more governmental agencies or authorities. New and existing regulations, changing regulatory requirements and the burdens of regulatory compliance all may have an adverse effect on the performance of investments that operate in these industries.

Neither the Adviser nor Sub-Advisers can predict whether new legislation or regulation (including new tax measures) will be enacted by legislative bodies or governmental agencies, nor can either of them predict what effect such legislation or regulation might have. There can be no assurance that new legislation or regulation, including changes to existing laws and regulations, will not have an adverse effect on the Fund’s investment performance.

Possible Risk of Conflicts

Possible Competition Between Underlying Funds and Between the Fund and the Underlying Funds. The Underlying Funds trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Underlying Fund could increase the level of competition for the same trades that other Underlying Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

Allocation of Investment Opportunities Risk. The Sub-Advisers, directly or through their affiliates, may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited or where the liquidity of such investment opportunities is limited. The results of the Fund’s investment activities may differ significantly from the results achieved by such other managed investment vehicles or accounts. It is possible that one or more of such vehicles or accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Fund.

U.S. Federal Income Tax Matters

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment plan. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. The information above briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, is intended for U.S. shareholders, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state, local, or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes. See “U.S. Federal Income Tax Matters.”

Distribution Policy and Dividend Reinvestment Plan

The Fund’s distribution policy is to make quarterly distributions to shareholders. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment plan. Shareholders who elect not to participate in the Fund’s dividend reinvestment plan will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Distribution Policy and Dividend Reinvestment Plan.”

Custodian

UMB Bank, n.a. (“Custodian”) serves as the Fund’s custodian. See “Management of the Fund.”

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SUMMARY OF FUND EXPENSES

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. “Other Expenses” are estimated for the current year and may vary. You may qualify for sales load discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $100,000 in the Fund. More information about these and other discounts is available from your financial professional and in “Purchase Terms” starting on page 43 of this prospectus. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 32 of this prospectus. Actual fees and expenses may be greater or less than those shown.

Shareholder Transaction Expenses	Class M
Maximum Sales Load (as a percent of offering price)[1]	None
Contingent Deferred Sales Charge	None

Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.50%
Interest Payments on Borrowed Funds[2]	0.58%
Other Expenses[3]	0.92%
Shareholder Servicing Expenses	None
Distribution Fee[4]	0.75%
Remaining Other Expenses	0.17%
Total Annual Expenses[5]	3.00%
Less Fee Waiver and/or Expense Limitation[6]	0.01%
Total Annual Expenses After Fee Waiver and/or Expense Limitation	2.99%

[1]

While neither the Fund nor the Distributor imposes an initial sales charge, if you buy Class M Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.

[2]

“Interest payments on borrowed funds” is based on the interest rate currently in effect with respect to the Fund’s Credit Facilities and includes the ongoing commitment fees payable under the terms of the Credit Facilities.

[3]

Other Expenses represents the Fund expenses as they are calculated in the Fund’s Annual Report. Other Expenses does not include the indirect fees and expenses of the underlying Private Investment Funds that are treated as REITs, as discussed further in footnote 5 below. The Fund’s Other Expenses will increase as a percentage of the Fund’s average net assets if the Fund’s assets decrease. Actual fees and expenses may be greater or less than those shown. The expenses in this fee table may not correlate to the expense ratio in the Fund’s financial highlights due to certain adjustments.

[4]

Class M shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the average daily net assets attributable to Class M shares and is payable on a monthly basis. See “Plan of Distribution.”

[5]

Total Annual Expenses do not include the indirect fees and expenses of the Private Investment Funds that are treated as REITs. The indirect fees and expenses of the Private Investment Funds typically range from 0.80% to 1.00% on an annual basis and include management fees, administration fees and professional and other direct, fixed fees and expenses of the Private Investment Funds.

[6]

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.41% per annum of the Fund’s average daily net assets attributable to Class M shares (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect, at least until May 31, 2026, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days written notice to the Adviser. After May 31, 2026, the Expense Limitation Agreement may be renewed at the Adviser’s discretion.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return (the example assumes the Fund’s Expense Limitation Agreement will remain in effect for only one year and does not include any transaction fee that may be imposed by certain financial firms):

Share Class	1 Year	3 Years	5 Years	10 Years
Class M	$30	$93	$158	$331

Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee. However, if shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by SS&C, which is currently $5. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

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FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for shares of the Fund. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements, which have been audited by Cohen & Company, Ltd., an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated September 30, 2024. The financial data in the table, prior to the fiscal year ended September 30, 2024, was audited by another independent registered public accounting firm. To request the Fund’s Annual or Semi-Annual Report, please call 1-888-926-2688. The table below sets forth financial data for one Class M share of beneficial interest outstanding throughout the period presented.

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APOLLO DIVERSIFIED REAL ESTATE FUND – CLASS M	FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Years Presented

	For the Year Ended September 30, 2024	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020
Net asset value, beginning of year	$24.61	$28.11	$27.02	$24.46	$26.98

INCOME FROM INVESTMENT OPERATIONS:
Net investment income(a)	0.12	0.33	0.20	0.25	0.25
Net realized and unrealized gain/(loss)	1.46	(2.44)	2.40	3.67	(1.44)
Total from investment operations	1.58	(2.11)	2.60	3.92	(1.19)

DISTRIBUTIONS:
From net investment income	(0.11)	—	(0.03)	(0.14)	(0.35)
From net realized gain on investments	—	—	(0.39)	(0.19)	—
Return of capital	(1.18)	(1.39)	(1.09)	(1.03)	(0.98)
Total distributions(b)	(1.29)	(1.39)	(1.51)	(1.36)	(1.33)

Net increase/(decrease) in net asset value	0.29	(3.50)	1.09	2.56	(2.52)
Net asset value, end of year	$24.90	$24.61	$28.11	$27.02	$24.46
TOTAL RETURN(c)	6.64%	(7.71)%	9.64%	16.45%	(4.44)%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000s)	$1,047,854	$1,140,868	$1,430,890	$1,136,373	$942,531
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	3.00%	2.53%	2.47%	2.47%	2.46%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	2.99%	2.53%	2.47%	2.47%	2.46%
Ratio of net investment income to average net assets including fee waivers and reimbursements (d)(e)	0.49%	1.23%	0.67%	0.99%	0.98%
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	2.42%	2.37%	2.36%	2.40%	2.40%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	2.41%	2.37%	2.36%	2.40%	2.40%
Ratio of net investment income to average net assets excluding fee waivers and reimbursements (d)(e)	1.06%	1.39%	0.78%	1.06%	1.04%
Portfolio turnover rate	15%	16%	19%	42%	51%

(a)	Calculated using the average shares method.
(b)

Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The characteristics of the Fund’s distributions may include net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(c)

Total returns are for the period indicated. Total returns would have been lower had certain expenses not been waived or recouped by the Adviser during the year ended September 30, 2024. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Total return does not include sales load.

(d)

The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(e)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investments in which the Fund invests.

13

Apollo Diversified Real Estate Fund – CLASS M	FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Years or Periods Presented

	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018	For the Period Ended September 30, 2017(a)
Net asset value, beginning of year or period	$26.70	$26.54	$26.48

INCOME FROM INVESTMENT OPERATIONS:
Net investment income(b)	0.26	0.25	0.13
Net realized and unrealized gain	1.44	1.31	1.33
Total from investment operations	1.70	1.56	1.46

DISTRIBUTIONS:
From net realized gain on investments	(0.54)	(0.20)	(0.30)
Return of capital	(0.88)	(1.20)	(1.10)
Total distributions(c)	(1.42)	(1.40)	(1.40)

Net increase in net asset value	0.28	0.16	0.06
Net asset value, end of year or period	$26.98	$26.70	$26.54
TOTAL RETURN(d)	6.51%	6.03%	5.63%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year or period(000s)	$807,774	$402,482	$117,018
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees(e)	2.44%	2.58%	2.71	%(f)
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (e)	2.44%	2.59%	2.66	%(f)
Ratio of net investment income to average net assets(e)(g)	0.98%	0.94%	0.57	%(f)
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees(e)	2.39%	2.41%	2.46	%(f)
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees(e)	2.39%	2.41%	2.41	%(f)
Ratio of net investment income to average net assets excluding fee waivers and reimbursements(e)(g)	1.03%	1.14%	0.77	%(f)
Portfolio turnover rate(h)	22%	15%	11%

(a)	The Fund’s Class M shares commenced operations on November 17, 2016.
(b)	Calculated using the average shares method.
(c)

Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The Fund can have distributions from net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(d)

Total returns are for the period indicated and have not been annualized for periods less than a year and do not reflect the impact of sales charge. Total returns would have been lower had certain expenses not been waived during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(e)

The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(f)	Annualized.
(g)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.
(h)	Portfolio turnover rate for periods less than one full year has not been annualized and is calculated at the Fund level.

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APOLLO DIVERSIFIED REAL ESTATE FUND	FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Years Presented

Information about the Fund’s senior securities is shown in the following table:

	For the Year Ended September 30, 2024	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020
Lines of Credit Total Amount Outstanding (000’s)	$399,200	$211,750	$172,750	$139,000	N/A
Asset Coverage Per $1,000 of Lines of Credit Outstanding(a)	$12,284	$24,755	$35,648	$32,691	N/A

(a)

Calculated by subtracting the Fund’s total liabilities (excluding the indebtedness represented by the Lines of Credit) from the Fund’s total assets and dividing by the total amount outstanding on the Lines of Credit. The Asset Coverage ratio is then multiplied by $1,000 to determine the “Asset Coverage Per $1,000 of Lines of Credit Outstanding.”

USE OF PROCEEDS

The net proceeds of the continuous offering of shares, after payment of any applicable sales load, will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt. The Fund will pay offering expenses incurred with respect to its continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed income mutual funds. Investors should expect, therefore, that, before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate.

THE FUND

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on November 5, 2013. The Fund’s principal office is located at 9 West 57th Street, New York, New York 10019, and its telephone number is 1-888-926-2688.

OFFERING OF FUND SHARES

The Fund, as noted above, is a diversified, closed-end management investment company registered as such under the 1940 Act. The Fund is operated as an interval fund pursuant to Rule 23c-3 under the 1940 Act. The offering of the classes of shares of beneficial interest of the Fund is conducted on a continuous basis in accordance with the terms set forth in this prospectus and in accordance with U.S. securities laws. The offering for this Fund is not intended as a public offer in any jurisdiction outside of the United States, and, as such, the Fund is not publicly registered with any authority(ies) located outside of the United States. No sale of any class of shares of beneficial interest of the Fund will be made in any jurisdiction in which such sale is not authorized or permitted by an exemption, and no such sale will be made to any person to whom it is unlawful to make any such sale.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets.

The Fund pursues its investment objective by strategically investing across private institutional real estate investment funds as well as a diversified set of public real estate securities. This approach enables the Adviser to allocate between public and private real estate securities, and allows the Fund to invest across a diversified set of investment managers and strategies as well as providing investment exposure across property types and geographies. Under normal circumstances, at least 80% of the Fund’s net assets plus borrowings for investment purposes will be invested in real estate securities, primarily in Private Investment Funds, selected by the Adviser, in conjunction with the Private Sub-Adviser. The Fund will also invest directly in publicly traded income producing equity selected by the Public Sub-Adviser. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests over 25% of its assets in real estate securities.

The Fund defines real estate securities to include common stock, preferred equity, partnership or similar interests, convertible or non-convertible preferred stock, and convertible or non-convertible secured or unsecured debt issued by: Private Investment Funds; publicly traded real estate securities such as Public REITs; Public REOCs; ETFs; Index Funds; and Other Investment Vehicles. “Real estate securities” also includes CMBS, RMBS and other real estate credit investments such as CLOs and other structured products collateralized by real estate credit. The Portfolio Managers of the Fund consider an issuer to be principally invested in real estate if 50% or more of its assets are attributable to ownership, construction, management or sale of real estate.

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The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of real estate securities across two major categories – Private Investment Funds and publicly traded real estate securities. By investing in the Fund, the Adviser expects that shareholders may realize (either directly or indirectly) the following potential benefits:

●

Access to Institutional Managers — Many of the Private Investment Funds in which the Fund invests are intended for large, institutional investors and have a large minimum investment size and other investor criteria that might otherwise limit their availability to individual, non-institutional investors. Thus, the Fund enables investors to invest in Private Investment Funds managed by leading institutional investment managers that may not be otherwise available to individual, non-institutional investors.

●

Multi-Strategy, Multi-Manager Investment Strategy — Given the investment strategy of the Fund, investors are able to execute a multi-strategy, multi-manager, multi-sector strategy by making a single investment in the Fund, whereas due to the large minimums of many of the Private Investment Funds in which the Fund invests, such a strategy may not otherwise be feasible to the individual investor.

●

More Attractive Investment Terms — By taking advantage of volume and other discounts that typically are not available to individual investors, the Adviser believes that the Fund may be able to provide certain economies of scale to investors through a reduction in the fees charged by the Private Investment Funds in which the Fund invests and which may not otherwise be permitted or available to individual investors.

●

Customized Public Market Strategy in line with Fund Objectives — CenterSquare has managed a U.S. REIT strategy focused on providing current income and long-term capital appreciation since 1995. The Fund provides access to CenterSquare’s proprietary investment process, which typically is reserved for institutional investors and seeks to identify real estate securities that are undervalued relative to their peers.

The Fund may invest in debt securities of any duration, maturity, or credit quality, including high yield securities. The Fund may also invest in issuers in foreign and emerging markets.

Credit Facilities & Securities Lending

The Fund has entered into the Credit Facilities for the purpose of investment purchases subject to the limitations of the 1940 Act for borrowings.

As collateral for the Credit Facilities, the Fund grants the Banks a first position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts.

The BNP Credit Facility also permits, subject to certain conditions, BNP to rehypothecate portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The Fund continues to receive dividends and interest on rehypothecated securities. The Fund also has the right under the BNP Credit Facility to recall the rehypothecated securities from BNP on demand. If BNP fails to deliver the recalled security in a timely manner, the Fund will be compensated by BNP for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, the Fund, upon notice to BNP, may reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The Fund may not benefit from any future appreciation of any such security not returned to the Fund. The Fund may receive a portion of the fees earned by BNP in connection with the rehypothecation of portfolio securities. This rehypothecation provision of the BNP Credit Facility is intended to permit the Fund to reduce the cost of its borrowings under the BNP Credit Facility.

The SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental investment policies of the Fund under the heading “Investment Objective and Policies.”

Fund’s Target Investment Portfolio

The Fund executes its investment strategy primarily by seeking to invest in a broad portfolio of ‘best in class’ real estate securities across two major categories – Private Investment Funds and publicly traded real estate securities. The Fund may also invest in ETFs, Index Funds, and Other Investment Vehicles, as well as other publicly traded income producing equity and debt securities. The term “best-in-class” refers to Private Investment Funds, Public REITs, Public REOCs, ETFs, Index Funds, and Other Investment Vehicles that the Adviser has identified as likely providing above average risk adjusted returns based on information provided through the Adviser’s selection process. The Adviser may also select agency and non-agency CMBS and RMBS and real estate credit investments such as CLOs and other structured credit products in each case, relating to real estate-related companies or assets.

The Adviser, in conjunction with the Sub-Advisers, employs a regimen of quantitative and qualitative criteria in its selection process to arrive at a universe of investments that the Adviser considers to be ‘best in class.’ By combining historical quantitative analysis with a sound knowledge of key qualitative attributes, the Adviser, in conjunction with the Sub-Advisers, will evaluate a prospective investment’s potential for generating sustainable, positive, risk-adjusted returns under a wide variety of market conditions. The Adviser is assisted in the ongoing monitoring and maintenance of its research database by the Sub-Advisers whom employ systematic monitoring practices of the private fund management marketplace as well as the publicly traded equity and debt markets.

Utilizing Apollo’s platform, the Adviser engages in a process of sourcing, screening, pricing, review, selection and monitoring of potential real estate credit investments for the Fund. The Adviser leverages the Apollo platform to conduct both fundamental and quantitative analyses of the real estate credit investment universe, focusing on location, property condition, loan structure and sponsor quality, among other factors.

Private Investment Funds. Private Investment Funds are investment funds that invest primarily in real estate or real estate debt and are managed by institutional investment managers with expertise in investing in real estate and real estate-related securities. Due to sizable minimum investment requirements and selective investor qualification criteria, many Private Investment Funds limit their direct investors to mainly institutions such as endowments and pension funds. The Fund allows investors to gain access to Private Investment Funds that may not otherwise be available to individual investors. Further, due to the Fund’s multi-manager, multi-sector, and multi-strategy approach, investors can

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gain access to a broad range of strategies and sectors in real estate and real estate-related securities. The Fund may invest up to 10% of its assets in private funds employing hedging strategies (commonly known as “hedge funds”, i.e., investment funds that would be investment companies but for the exemptions under Rule 3(c)(1) or 3(c)(7) under the 1940 Act).

REITs. The Fund may invest in REITs, both directly and through its investments in Private Investment Funds. REITs are investment vehicles that invest primarily in income-producing real estate or mortgages and other real estate-related loans or interests. Public REITs are listed on major stock exchanges, such as the NYSE and NASDAQ.

REOCs. The Fund may invest in REOCs, both directly and through its investments in Private Investment Funds. REOCs are companies that invest in real estate and whose shares trade on a public exchange. A REOC is similar to a REIT, except that a REOC will reinvest its earnings, rather than distributing them to unit holders as REITs do.

Exchange Traded Funds. ETFs are traded similarly to stocks and listed on major stock exchanges. Potential benefits of ETFs include diversification, cost and tax efficiency, liquidity, marginability, utility for hedging, the ability to go long and short, and (in some cases) quarterly dividends. An ETF may attempt to track a particular market segment or index.

Index Funds. An Index Fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index, such as the National Association of Real Estate Investment Trusts (NAREIT) Index or the MSCI REIT Index. Index Funds are typically not actively managed, and potential benefits include low operating expenses, broad market exposure and low portfolio turnover.

CLOs. A CLO is a type of structured product that issues securities collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, second lien loans, and subordinate corporate loans. The underlying loans may be rated below investment grade by a rating agency. A CLO is not merely a conduit to a portfolio of loans; it is a pooled investment vehicle that may be actively managed by the collateral manager.

CMBS. CMBS include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property. Many of the risks of investing in CMBS reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments and the ability of a property to attract and retain tenants. CMBS may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed instruments.

RMBS. RMBS include securities that reflect an interest in, and are secured by, mortgage loans on residential real property. Similar to the risks of investing in CMBS, many of the risks of investing in RMBS reflect the risks of investing in the real estate securing the underlying mortgage loans. RMBS are particularly susceptible to prepayment risks, as residential mortgage loans generally do not impose prepayment penalties.

Reverse Repurchase Agreements. The Fund may enter into reverse repurchase agreements, which are forms of borrowing. In a reverse repurchase agreement, the Fund sells a security to a securities dealer or bank for cash and also agrees to repurchase the same security at an agreed upon price on an agreed upon date. Reverse repurchase agreements expose the Fund to credit risk (that is, the risk that the counterparty will fail to resell the security to the Fund). Engaging in reverse repurchase agreements also may involve the use of leverage, in that the Fund may reinvest the cash it receives in additional securities.

Under a reverse repurchase agreement, the Fund sells securities to a bank or broker dealer and agrees to repurchase the securities at a mutually agreed future date and price. Generally, the effect of a reverse repurchase agreement is that the Fund can recover and reinvest all or most of the cash invested in the portfolio securities involved during the term of the agreement and still be entitled to the returns associated with those portfolio securities, thereby resulting in a transaction similar to a borrowing and giving rise to leverage for the Fund. The Fund will incur interest expense as a cost of utilizing reverse repurchase agreements. In the event the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the Fund’s use of the proceeds of the agreement may be restricted pending a determination by the other party, or its trustee or receiver, whether to enforce the Fund’s obligation to repurchase the securities.

Other Investment Vehicles. The Fund may make investments in other investment vehicles such as closed-end funds, mutual funds and unregistered funds that invest principally, directly or indirectly, in real estate. Shares of closed-end funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter markets.

Criteria Used in Selecting Private Investment Funds

The Adviser, in conjunction with Aon Investments, will use both a quantitative screening process and a qualitative selection process when selecting securities for investment by the Fund in connection with its strategy.

The Fund utilizes a multi-manager, multi-sector, and multi-strategy approach. The Adviser, with assistance from Aon Investments, selects Private Investment Funds believed to have the best risk adjusted return prospects from a peer group of issuers in a particular real estate sector with similar market capitalization and/or credit quality. When constructing and balancing the Fund’s portfolio, the Adviser selects Private Investment Funds that it believes have relatively low volatility and will not be highly correlated to the broader equity or fixed income markets.

Aon Investments conducts on-going research on various real estate investment managers and investment options in order to establish a selection of investments to fulfill the Fund’s investment objective as well as to provide the Adviser information to make ongoing portfolio management decisions. By combining historical quantitative analysis with a sound knowledge of key qualitative attributes, the Adviser will evaluate a prospective investment’s potential for generating sustainable, positive, risk-adjusted returns under a wide variety of market conditions.

On-going monitoring of the Fund’s investments is utilized to assist the Adviser in maintaining portfolio allocations and managing cash in-flows and outflows. The Adviser may strategically rebalance its investment strategies according to the current market conditions, but will remain true to its fundamental analysis with respect to real estate asset class and sector risk over time. The Adviser manages investments over a long-term time horizon while being mindful of the historical context of the markets.

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Investment Strategy – Multi-Manager Diversification

The Fund employs a multi-manager approach by identifying and investing with various institutional asset managers with expertise in managing portfolios of real estate and real estate-related securities. Many of the Private Investment Funds have large minimum investment size and stringent investor qualification criteria intended to limit their direct investors to mainly institutions such as endowments and pension funds - as such, the Fund enables investors to invest with institutional investment managers that may not be otherwise permitted or available to them.

In addition to pursuing a multi-manager approach, the Fund employs a multi-strategy approach in an attempt to diversify the risk-reward profiles and the underlying types of real estate in which it invests, with the strategies noted below. Because each real estate strategy performs differently throughout the overall real estate and economic cycle, investment strategies that include multiple strategies generally have lower volatility than single strategy funds. Thus, a multi-strategy approach should assist the Fund in achieving its objective of lower portfolio volatility as well as lower correlation with the broader markets.

Core. The Fund’s ‘core’ strategy targets high-quality portfolios with real estate assets that provide relatively lower and more stable returns. Such investments are typically located in primary markets and in the main property types (retail, office, industrial and multi-family). Properties are stable, well-maintained, well-leased and often of the Class A variety. For example, office properties, including life sciences, tend to be Class A buildings with investment grade tenants. Multifamily properties are usually in major metropolitan cities with higher rental rates. Retail would typically be more traditional neighborhood and community strip-mall centers, as well as regional and super regional malls. The Adviser believes that warehouse and research and development properties in strong distribution centers typically provide the opportunity for predictable cash flow within the industrial sector. Class A properties are the most prestigious buildings competing for premier tenants with rents above average for the area.

Core Plus. The Fund’s ‘core plus’ strategy seeks moderate risk portfolios with real estate that provides moderate returns. Such investments are predominantly core but with an emphasis on a modest value add management approach. A core plus portfolio requires slightly more complex financial structuring and management intensive focus than core portfolio of investments. Focus is on the main property types, in both primary and secondary markets, in Class A or lower quality buildings that require some form of enhancement (i.e. repositioning, redevelopment and/or releasing). In comparison, a Class B property may be renovated and/or in good condition, potentially smaller in size, in a good location in a primary or secondary metropolitan market. Class B properties compete for a wide range of users with rents in the average range for the area.

Value Add. The Fund’s ‘value add’ strategy typically focuses on more aggressive active asset management and often employs more leverage. Such investments typically are lower quality buildings, in both primary and secondary markets in the main property types. Properties are considered value add when they exhibit management or operational problems, require physical improvement, and/or suffer from capital constraints. Buildings often require enhancement to upgrade them to higher quality properties (i.e., redevelopment/repositioning/ re-tenanting).

The Fund employs a multi-sector approach to diversify its investments by property sector - for example, across retail, office, multifamily, hospitality, industrial, residential, medical and/or self-storage sectors. Because each real estate sector has its own investment cycle, correlations across property sectors are generally low. Thus, employing a multi-sector approach should assist the Fund in achieving its objective of lower portfolio volatility as well as lower correlation with the broader markets.

Investment Strategy and Process – Aon Investments

Aon Investments uses InView, an internal database as a repository for research notes, ratings, quantitative analysis, due diligence questionnaires, and manager assessment reports. Across all asset classes InView contains over 29,000 investment strategies from over 10,500 managers. Aon Investments has over 4,600 real estate partnerships covering over 1,400 investment managers in this database, including global and U.S. real estate investment opportunities and managers, with over ten years of useable performance data. The data is generated through relationships with managers who desire access to Aon Investments’ institutional client base. Through the database, Aon Investments tracks what managers are currently in the market and when managers will be coming back to market.

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Through this process, each potential investment is initially screened for factors such as strategy, value proposition, peer universe comparison, terms, and potential portfolio fit. Quarterly planning meetings are conducted by a senior due diligence team to set priorities.

29,000 investment strategies from over 10,500 managers across all asset classes
4,600 real estate products from more than 1,400 managers
Limited number of qualified real estate funds
25-40 suitable Fund investments

Private Investment Fund Due Diligence Process

Market Scan

We scan the global real estate universe for investment opportunities in different categories, including:

- Public and Private
- Equity and Debt
- Style Type: Core, Value-Added
- Property Type
- Geographic: Domestic or Global

Deal Screening

Preliminary Due Diligence

We perform and document preliminary quantitative due diligence in an Initial Screening Sheet (ISS). Fund level performance is benchmarked against similar products in the marketplace. In addition we evaluate detailed information that is provided in offering materials and through in-office meetings and phone calls

In-depth Due Diligence

This stage involves an in-depth review, including an on-site meeting, of each fund's:

- Firm History
- Management Team
- Track Record
- Investment Strategy
- Investment Process
- Operational processes
- Risk Management
- Strengths/ Weaknesses
- Prior individual deals
- Pre-specified deals

Terms and Legal Review

We review in detail and outline each product's terms and conditions and compare them to industry best practices. We can assist in contract negotiations, including minimum investment hurdles, fees, commissions, redemption policies, etc.

Investment

After a product is approved at each stage of our due diligence process, it is rated. If a product is determined to be a fit for the Fund, we assist in the presentation of this manager/fund to the Adviser's investment committee

The Adviser, in conjunction with Aon Investments, employs a regimen of quantitative and qualitative criteria to arrive at a universe of investments which the Adviser considers to be ‘high calibers.’ By combining historical quantitative analysis with a sound knowledge of key qualitative attributes, the Adviser will evaluate a prospective investment’s potential for generating sustainable, positive, risk-adjusted returns under a wide variety of market conditions. The systematic global manager research approach that Aon Investments follows is an ongoing process of continually monitoring the fund management marketplace. This process is illustrated in the schematic below:

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Aon Investments applies strong fundamental viewpoints and in-depth quantitative excellence to evaluate and rate products according to a myriad of factors. Aon Investments’ process is a clear reflection of Aon Investments’ operational and research excellence, and consists of two main stages:

Quantitative Research

Aon Investments’ proprietary InForm model quantitatively analyzes a wide opportunity set of strategies on a quarterly basis. Aon Investments developed the InForm model to cover those elements also assessed during their fundamental research. Eight factors, as listed below, each with several underlying sub-factors, are weighted according to importance and scored to arrive at an overall rating of either Qualified or Not Recommended.

●	Business

●	Investment staff

●	Investment process

●	Investment risk

●	Performance

●	Terms and conditions

●	Operations

●	ESG

The InForm model not only allows to have a view on thousands of investment strategies but helps identify products/strategies for comprehensive due diligence and monitor trends within the industry.

Given the vast and ever-increasing universe of managers and strategies, this quantitative model gives Aon Investments a clear advantage over their competitors. This initial scoring process allows the research professionals to quickly identify investment products with the strongest potential of ultimately obtaining a “Buy” rating after the extensive due diligence and rating process.

The initial screening process helps identify a shortlist of products/strategies for comprehensive qualitative due diligence, which is the second stage of their research process.

Qualitative Research

Products that meet predetermined scores based on the quantitative screens proceed through the comprehensive due diligence, depicted below:

The goal of the qualitative research is to deliver high-conviction ideas, consisting of buy-rated strategies in each asset class, to deploy their asset class building block portfolios. The qualitative evaluation process is robust and gives a deep understanding of a manager’s capabilities and the nuances of a particular strategy. The process involves portfolio and risk analyses on products and strategies, in-person meetings with the managers (typically on-site) and vetting by a team of researchers. The same eight factors included in the InForm model, are also the areas of focus for the fundamental qualitative research:

●	Business: Profitability, stability, and spread of ownership, client base, remuneration policy

●	Staff: Quality, depth of resource, team dynamic, staff turnover

●	Investment Process: Competitive advantage, repeatability, skill, implementation

●	Risk: Embedded in process, independent verification, mix of measurements

●	Performance Analysis: Consistent with stated process, risk-adjusted, persistent

●	Terms and Conditions: Client service, fees, best practices in documentation

●	Operational Due Diligence: Operational controls, valuation of assets, independent directors, third-party vendors

●	ESG: Policies, staffing, process, stewardship, and outcomes

Upon the conclusion of the due diligence by the manager research teams, each product is scored and rated through a formal voting process of senior research professionals. The debrief process is intended to help ensure a robust debate of issues related to a product/strategy among the senior investment professionals responsible for conducting manager research. The products are voted on by the individuals who conducted the due diligence on a strategy, in addition to three independent senior voters. The goal of their qualitative research is to deliver high-conviction ideas, consisting of buy-rated strategies in each asset class, to deploy the asset class building block portfolios.

A critical part of Aon Investments’ process is to play an active and value-added role after an investment has been made, resulting in a robust investment monitoring system. This is an important tool in reducing risk, improving or creating liquidity, properly reviewing valuations, reporting performance, and assuring conformance with various terms.

Aon Investments monitors investment activity and realization events during the life of the investment and believes that effective post-investment review can enhance the value of primary real estate investments. Aon Investments seeks to maintain an active dialogue with fund managers regarding issues such as approving various waivers, amendments, or extensions to the partnership documents, checking the allocations of income or loss, reviewing the distribution procedures and allocations, extension periods, fund reductions, conflicts of interest, advisory board matters, and related significant issues.

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Aon Investments will provide the Adviser with investment performance reporting and analysis, including discussions on investment strategy, portfolio construction, and market update reports. An overview of Aon Investments’ monitoring activities is included below:

Investment Monitoring

●	Monitor incoming communications on a daily basis

●	Review financial statements and other manager reports

●	Track portfolio activity for compliance with fund investment strategy and guidelines

●	Coordinate required actions and provide guidance to clients for such items as partnership agreement amendments, consents, and waivers

●	Proactively identify potential portfolio issues and update investment ratings quarterly

Manager Monitoring

●	Meet with each manager at least annually

●	Participate on quarterly calls

●	Monitor manager communications and industry news for developments

●	Proactively identify potential manager issues

Performance Reporting

●	Track all client contact, and portfolio information in SunGard InvestranTM

●	Provide comprehensive streamlined reporting

Criteria Used in Selecting Public Real Estate Securities

The Adviser has retained CenterSquare, a registered investment adviser under the Advisers Act, to manage the portion of the Fund’s investment portfolio that is allocated to publicly traded securities, including common and preferred equity. Under normal circumstances, such securities will likely comprise between 5% and 50% of the Fund’s portfolio. For purposes of the strategy’s investment policies, CenterSquare considers a company to be in the real estate industry if it has at least 50% of its assets in companies principally engaged in the real estate industry, including REITs. With regard to the portion of the portfolio invested in common equity, the strategy usually holds approximately 40 to 60 stocks.

The Adviser with CenterSquare has developed a customized public market investment strategy in line with the objectives of the Fund. This strategy is comprised of a diversified portfolio of real estate securities identified as undervalued relative to their peers to provide investors with attractive, risk-adjusted returns. CenterSquare aims to uncover low-relative price opportunities across sectors and at different turning points in the real estate cycle by looking beyond the obvious factors of stock price and underlying real estate value. CenterSquare’s strategy recognizes that real estate securities are not simply stock, or real estate, but hybrid financial investments. As such, securities are valued on a number of factors, such as the value of the firm’s property portfolio, as well as critical business and market factors, which include: the company’s capitalization, its position within public capital markets, and quality of its management team. Based on industry-specific analyses that evaluate stock values as well as operational and qualitative factors. With regard to the portion of the portfolio invested in common equity, CenterSquare selects approximately 40 to 60 stocks that it believes offer the most promising total return potential. The portfolio is diversified across sector, region and company. Stock weightings are determined through the use of a rigorous risk control process, which helps enable CenterSquare to maximize the portfolio’s risk-adjusted total returns.

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Investment Strategy – CenterSquare Process

With respect to the Fund’s common equity securities and certain real estate debt securities, CenterSquare follows a rigorous investment process for determining individual position sizes, including both top-down and bottom-up analyses. The process has three primary components:

1: Top-down Research

CenterSquare’s research process begins by considering the macroeconomic landscape. CenterSquare examines factors such as economic growth, interest rates, inflation, employment, and consumer spending. From this perspective, CenterSquare refines and forms an opinion on how each of these macroeconomic factors will impact the different real estate sectors within the U.S. (including office, apartment, retail, hotel, industrial, etc.) CenterSquare layers pricing considerations into this relative value analysis in order to determine which property sectors to over or underweight.

2: Bottom-up Research

The bottom-up element focuses on detailed stock-level analysis. Real estate is a management-intensive business, and so CenterSquare starts with a qualitative assessment of each REIT by understanding each company’s strategic vision, governance practices, and history of value creation in varying economic cycles. Next, CenterSquare quantifies the fundamentals and valuation of the underlying real estate using traditional real estate valuation tools, such as implied capitalization rates, net asset value, and replacement costs. CenterSquare evaluates each underlying property from an operating perspective, considering items such as rental rates, occupancy, expenses, property locations, and quality of buildings, as well as quality of tenants and tenant turnover. The final phase of the bottom-up portion of the CenterSquare process involves evaluating each security using proprietary valuation models. CenterSquare strives to understand how independent variables drive valuation. The proprietary models look at leverage, growth, size, property type and other critical factors to derive CenterSquare’s view of relative value. A critical component is a rigorous underwriting of each company’s balance sheet to understand the impact of debt and debt maturities on a company’s ability to navigate the capital markets and successfully implement its strategy. This disciplined financial modeling allows CenterSquare to compare valuations across the REIT universe on a like-for-like basis over time.

3: Risk Management

While identifying attractive securities is an important element of the process, portfolio optimization ensures a proper balance between alpha generation and risk minimization. The third step of CenterSquare’s process focuses on identifying and understanding factor exposures and active bets relative to the benchmark. CenterSquare monitors exposures across a number of facets, including, but not limited to, VaR, tracking error, beta, sector weights, active bet exposures, correlation, standard deviation, and Sharpe ratio.

The outputs of the quantitative models and qualitative scorings are used as inputs in the portfolio construction process, along with top-down macroeconomic themes, capital market considerations, and many other factors. Buy and sell decisions are then made to bring model portfolio weights in line with target weights for each security. The target weights are first determined by the level of conviction for each investment, and then adjusted based on the risk parameters vis-a-vis the benchmark.

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s Portfolio Managers are subjective. The Fund may engage in borrowings and the use of leverage in acquiring investments.

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The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the Underlying Funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the Underlying Funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

As part of its investment process, for certain of the Fund’s investments, the Adviser considers financially material environmental, social and governance (“ESG”) factors (alongside other relevant factors) in its investment decisions in connection with general risk management and assessing the financial attractiveness of the opportunity. ESG integration does not change the Fund’s investment objective, exclude specific types of companies or investments or constrain the Fund’s investable universe. The Adviser’s assessments related to ESG factors may not be conclusive and investments that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in investments that may be positively impacted by such factors.

Notwithstanding anything herein and for the avoidance of doubt, it is not contemplated that the Adviser will subordinate the Fund’s performance or increase the Fund’s investment risks as a result of (or in connection with) the consideration of any ESG factors nor will it promote ESG characteristics ahead of other investment considerations.

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisers before deciding whether to invest in the Fund.

Risks Related to an Investment in the Fund

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various instruments in which the Fund invests and, with respect to each such asset class, among equities and fixed income securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Private Investment Fund Risk. The Fund’s investment in Private Investment Funds will require it to bear a pro rata share of the vehicles’ expenses, including management and performance fees. The fees the Fund pays to invest in a Private Investment Fund may be higher than if the manager of the Private Investment Fund managed the Fund’s assets directly. The incentive fees charged by certain Private Investment Funds may create an incentive for its manager to make investments that are riskier and/or more speculative than those it might have made in the absence of an incentive fee. The Private Investment Funds are not publicly traded and therefore may not be as liquid as other types of investments. Furthermore, Private Investment Funds, like the other Underlying Funds in which the Fund may invest, are subject to specific risks, depending on the nature of the vehicle and also may employ leverage such that their returns are more than one times that of their benchmark which will amplify losses suffered by the Fund when compared to unleveraged investments. For example, these Private Investment Funds need not have independent boards, shareholder approval of advisory contracts may not be required, the Private Investment Funds may utilize leverage and may engage in joint transactions with affiliates. These characteristics present additional risks for shareholders.

The managers of Private Investment Funds may draw down on the Fund’s capital commitment all at once or in a series of capital calls. The portion of the Fund’s commitment to a Private Investment Fund that has not been called is referred to as an “unfunded commitment.” The Fund may have a contractual obligation to provide capital to meet its unfunded commitment when the managers of a Private Investment Fund draws upon the commitment. Pursuant to regulations governing unfunded commitments, at the time the Fund enters into an unfunded commitment, it must have a reasonable belief that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. These regulations could reduce the Fund’s flexibility to make investments in Private Investment Funds and require the Fund to modify its investment strategies. In order to meet its obligations, and these regulatory requirements, the Fund may be required to hold a substantial amount of its assets in money market securities, cash or cash equivalents, possibly for prolong periods of time; liquidate portfolio securities at an inopportune time; or borrow under a line of credit. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

Investment in Private Investment Funds carries the risk of loss due to Private Investment Funds’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or poor judgment. During the lifetime of the Fund, there could be material changes in one or more Private Investment Funds, including changes in control and mergers. The effect of such changes on a Private Investment Fund cannot be predicted but could be material and adverse. Given the limited liquidity of the Private Investment Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private Investment Funds.

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Lack of Control Over Private Investment Funds and Other Portfolio Investments. Once the Adviser has selected Underlying Funds, the Adviser will have no control over the investment decisions made by any such Underlying Fund. Although the Adviser will regularly evaluate each Underlying Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective, the Adviser will not have any control over the investments made by any Underlying Fund. Even though the Underlying Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for a Private Investment Fund). The Adviser may reallocate the Fund’s investments among the Underlying Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Underlying Funds, which may prevent the Fund from reacting rapidly to market changes should an Underlying Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Underlying Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Underlying Fund, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Underlying Fund and will not have the ability to exercise any rights attributable to an investor in any such Underlying Fund related to their investment.

Issuer Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at net asset value. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The net asset value of the Fund changes daily based on the performance of the securities in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular real estate segment and securities in which the Fund invests may prove to be incorrect and may not produce the desired results. The Fund’s Portfolio Managers and the other principals of the Adviser have limited experience in managing a closed-end fund.

General Market Conditions Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of distributions. The Fund may also use leverage, which would magnify the Fund’s investment, market and certain other risks.

Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. Market uncertainty has increased dramatically, particularly in the United States and Europe, and adverse market conditions have expanded to other markets. These conditions have resulted in disruption of markets, periods of reduced liquidity, greater volatility, general volatility of spreads, an acute contraction in the availability of credit and a lack of price transparency. These volatile and often difficult global market conditions have episodically adversely affected the market values of real estate, and other securities and this volatility may continue and conditions could even deteriorate further. Some of the largest banks and companies across many sectors of the economy in the United States and Europe have declared bankruptcy, entered into insolvency, administration or similar proceedings, been nationalized by government authorities, and/or agreed to merge with or be acquired by other banks or companies that had been considered their peers. The long-term impact of these events is uncertain, but could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity.

Failure of Financial Institutions and Sustained Financial Market Illiquidity. The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or the Fund’s underlying investments have a commercial relationship could adversely affect, among other things, the Fund and/or the Fund’s underlying investments’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms.

Concentration of Credit Risk. The Fund places its cash with one banking institution, which is insured by the Federal Deposit Insurance Corporation (“FDIC”). The FDIC limit is $250,000. At various times throughout the year, the amount on deposit may exceed the FDIC limit and subject the Fund to a credit risk. The Fund does not believe that such deposits are subject to any unusual risk associated with investment activities. The Fund may invest cash balances in an open-end Money Market Mutual Fund (“Money Market Fund”). The Money Market Fund is valued at its closing NAV. The Money Market Fund is not subject to FDIC insurance.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets over time. Although the prices of equity securities and fixed income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do

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not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Shareholders May Experience Dilution. All distributions declared in cash payable to shareholders that are participants in our distribution reinvestment plan will generally be automatically reinvested in Fund shares. As a result, shareholders that do not participate in our distribution reinvestment plan may experience dilution over time.

Anti-Takeover Provisions. The Fund’s Declaration of Trust (the “Declaration of Trust”) includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. See “Anti-Takeover Provisions in the Declaration of Trust.”

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses. Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our Declaration of Trust provides that our Trustees will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. Our Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer such losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software, and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.

Risks Related to Our Investments

Real Estate Industry Concentration Risk. Because the Fund will concentrate its investments in real estate securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. In addition, the Fund may invest in real estate equity or debt and therefore may be subject to risks similar to those associated with direct investment in real property. The value of the Fund’s shares will be affected by factors affecting the value of real estate and the earnings of companies engaged in the real estate industry. These factors include, among others: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.

There are also special risks associated with particular real estate sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence, remote work policies of their tenants, and non-competitiveness.

Industrial Properties. Industrial properties are affected by the overall health of the economy and other factors such as downturns in the manufacture, processing and shipping of goods.

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Hospitality Properties. The risks of hotel, motel and similar hospitality properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hotel properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

Healthcare and Life Sciences Properties. Healthcare and life sciences properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

Student Housing Properties: Student housing properties are affected by seasonal leasing, cash flow risks, and are subject to unique demand drivers.

Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage interest rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

Residential Properties. Residential properties can be significantly affected by the national, regional and local real estate markets. This segment of the real estate industry also is sensitive to interest rate fluctuations which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. Thus, residential properties can be significantly affected by changes in government spending, consumer confidence, demographic patterns and the level of new and existing home sales.

Shopping Centers. Shopping center properties are dependent upon the successful operations and financial condition of their tenants, particularly certain of their major tenants, and could be adversely affected by bankruptcy of those tenants. In some cases a tenant may lease a significant portion of the space in one center, and the filing of bankruptcy could cause significant revenue loss, including the loss of revenue from smaller tenants with co-tenancy rights. Like others in the commercial real estate industry, community centers are subject to environmental risks and interest rate risk. They also face the need to enter into new leases or renew leases on favorable terms to generate rental revenues. Community center properties could be adversely affected by changes in the local markets where their properties are located, as well as by adverse changes in national economic and market conditions.

Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

Other factors may contribute to the risk of real estate investments:

Development Issues. Certain real estate companies may engage in the development or construction of real estate properties. These companies in which the Fund invests (“portfolio companies”) are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

Lack of Insurance. Certain of the portfolio companies in the Fund’s portfolio may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

Dependence on Tenants. The value of the Fund’s portfolio companies’ properties and the ability of these companies to make distributions to their shareholders depends upon the ability of the tenants at the properties to generate enough income in excess of their tenant operating expenses to make their lease payments. Changes beyond the control of our portfolio companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions to our portfolio companies and, consequently, the Fund.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

Financing Issues. Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge. In addition, interest and investment rates are highly sensitive and are determined by many factors beyond a financial institution’s control, including general and local economic conditions (such as inflation, recession, money supply and unemployment) and the monetary and fiscal policies of various governmental agencies such as the Federal Reserve Board. These limitations may have a significant impact on the profitability

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of a financial institution since profitability is attributable, at least in part, to the institution’s ability to make financial commitments such as loans. Profitability of a financial institution is largely dependent upon the availability and cost of the institution’s funds, and can fluctuate significantly when interest rates change.

REIT Risk. Investments (directly or indirectly) in REITs will subject the Fund to various risks. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a REIT will, in fact, qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs, and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.” The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund’s basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.

REOC Risk. REOCs, like REITs, expose the Fund to the risks of the real estate market. These risks can include fluctuations in the value of underlying properties; destruction of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local economic conditions; decreases in market rates for rents; increases in vacancies; competition; property taxes; capital expenditures, or operating expenses; and other economic, political or regulatory occurrences affecting the real estate industry. REOCs may also be affected by risks similar to investments in debt securities, including changes in interest rates and the quality of credit extended. REOCs require specialized management and pay management expenses; may have less trading volume; may be subject to more abrupt or erratic price movements than the overall securities markets; and may invest in a limited number of properties, in a narrow geographic area, or in a single property type which increase the risk that the portfolio could be unfavorably affected by the poor performance of a single investment or investment type. In addition, defaults on or sales of investments that the REOC holds could reduce the cash flow needed to make distributions to investors.

Commercial Mortgage-Backed Securities Risk. Commercial mortgage-backed securities include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property (such as office properties, retail properties, hospitality properties, industrial properties, healthcare-related properties or other types of income producing real property). Many of the risks of investing in commercial mortgage-backed securities reflect the risks of investing in the real estate securing the underlying mortgage loans, which include the risks associated with the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, the effects of and responses to infectious illness outbreaks, epidemics of pandemics, and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities depend on cash flows generated by underlying commercial real estate loans, receivables, and other assets, and can be significantly affected by changes in market and economic conditions, the availability of information regarding the underlying assets and their structures, and the creditworthiness of the borrowers or tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities. Commercial mortgage-backed securities issued by private issuers may offer higher yields than commercial mortgage-backed securities issued by government issuers, but also may be subject to greater volatility than commercial mortgage-backed securities issued by government issuers. The commercial mortgage-backed securities market may experience substantially lower valuations and greatly reduced liquidity. Commercial mortgage-backed securities held by the Fund may be subordinated to one or more other classes of securities of the same series for purposes of, among other things, establishing payment priorities and offsetting losses and other shortfalls with respect to the related underlying mortgage loans. There can be no assurance that the subordination will be sufficient on any date to offset all losses or expenses incurred by the underlying trust. The value of CMBS and other mortgage-backed securities in which the Fund may invest generally will have an inverse relationship with interest rates. Accordingly, if interest rates rise, the value of such securities will decline. In addition, to the extent that the mortgage loans which underlie specific mortgage-backed securities are pre-payable, the value of such mortgage securities may be negatively affected by increasing prepayments, which generally occur when interest rates decline.

Residential Mortgage-Backed Securities Risk. The Fund may invest certain of its assets in residential mortgage-backed securities and become a holder of RMBS. Holders of RMBS bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by residential mortgage loans. Such loans may be prepaid at any time. Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized and the securities issued in such securitization may be guaranteed or credit enhanced. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the area where the related

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mortgaged property is located, the borrower’s equity in the mortgaged property and the financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.

Structured Products Risk. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

Investments in structured notes involve risks, including credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.

CLO Risk. In addition to the general risks associated with real estate securities, debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof, (iv) the potential of spread compression in the underlying loans of the CLO, which could reduce credit enhancement in the CLOs and (v) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

CLO junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs.

Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.

The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.

The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full.

Underlying Funds Risk. The Underlying Funds in which the Fund may invest are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and also may be higher than other funds that invest directly in securities. The Underlying Funds are subject to specific risks, depending on the nature of the specific Underlying Fund. The Fund’s performance depends in part upon the performance of the Underlying Fund managers and selected strategies, the adherence by such Underlying Fund managers to such selected strategies, the instruments used by such Underlying Fund managers and the Adviser’s ability to select Underlying Fund managers and strategies and effectively allocate Fund assets among them. Additionally, the market value of shares of Underlying Funds that are closed-end funds may differ from their net asset value. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities.

Rehypothecated Securities Risk. In connection with the use of the BNP Credit Facility for leverage, the Fund permits the lender, subject to certain conditions, to rehypothecate (i.e., lend to other counterparties) portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The terms of the BNP Credit Facility provide that the Fund continue to receive dividends and interest on rehypothecated securities. The Fund has the right under the BNP Credit Facility to recall rehypothecated securities from BNP on demand. If BNP fails to deliver a recalled security in a timely manner, the BNP Credit Facility provides for compensation by BNP to the Fund for any fees or losses related to the failed

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delivery or, in the event a recalled security will not be returned by BNP, for the Fund, upon notice to BNP, to reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The terms of the BNP Credit Facility pursuant to which portfolio securities pledged by the Fund are rehypothecated may provide for receipt by the Fund, either directly or indirectly through a reduction in the costs associated with the BNP Credit Facility, of a portion of the fees earned by BNP in connection with the rehypothecation of such portfolio securities. Rehypothecation by BNP of the Fund’s pledged portfolio securities entails risks, including the risk that BNP will be unable or unwilling to return rehypothecated securities, which could result in, among other things, the inability of the Fund to find suitable investments to replace the unreturned securities, thereby impairing the ability the Fund to achieve its investment objective.

Use of Leverage by the Fund. Although the Fund has the option to borrow, including through the Credit Facilities, there are significant risks that may be assumed in connection with such borrowings. Investors in the Fund should consider the various risks of financial leverage, including, without limitation, the matters described below. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including: (i) the likelihood of greater volatility of NAV of the shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders; (iii) the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the shares than if the Fund were not leveraged; and (iv) the potential for an increase in operating costs, which may reduce the Fund’s total return.

In the event that the Fund would be required to sell assets at a loss, including in order to redeem or pay off any borrowing, such a sale would reduce the Fund’s NAV and may make it difficult for the NAV to recover. The Fund nevertheless may continue to use financial leverage if the Adviser expects that the benefits to the shareholders of maintaining the leveraged position likely would outweigh a resulting reduction in the current return.

Certain types of borrowings by the Fund would result in the Fund being subject to covenants in credit agreements relating to asset coverage and Fund composition requirements that are more stringent than those currently imposed on the Fund by the 1940 Act. In addition, borrowings by the Fund may be made on a secured basis. The Custodian will then either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders or arrangements will be made with a suitable sub-custodian. If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets. In the event of a default, the lenders will have the right, through the Custodian, to redeem the Fund’s investments in underlying Investment Funds without consideration of whether doing so would be in the best interests of the Fund’s shareholders. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund’s shareholders, and the terms of the Fund’s borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase.

The use of financial leverage involves financial risk and would increase the exposure of the Fund’s investment returns to adverse economic factors such as rising interest rates, downturns in the economy or deterioration in the condition of the investments. There would be a risk that operating cash flow available to the Fund would be insufficient to meet required payments and a risk that it would not be possible to refinance existing indebtedness or that the terms of such refinancing would not be as favorable as the terms of existing indebtedness. Borrowings by the Fund may be secured by any or all of the assets of the Fund, with the consequences that the Fund may lose more than its equity stake in any one investment, and may lose all of its capital.

Reverse Repurchase Agreements Risk. The Fund’s use of reverse repurchase agreements involves many of the same risks involved in the Fund’s use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that the Fund has sold but remains obligated to repurchase. In addition, there is a risk that the market value of the securities retained by the Fund may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, the Fund may be adversely affected. Also, in entering into reverse repurchase agreements, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements transactions, the Fund’s NAV will decline, and, in some cases, the Fund may be worse off than if it had not used such instruments.

Use of Leverage by Underlying Funds. In addition to any borrowing utilized by the Fund, the Underlying Funds in which the Fund invests may utilize financial leverage. The Underlying Funds may be able to borrow, subject to the limitations of their charters and operative documents. In the case of Private Investment Funds, such Funds are not subject to the limitations imposed by the 1940 Act regarding the use of leverage with respect to which registered investment companies, including the Fund, are subject. To that end, the Fund intends to limit its direct borrowing to an amount that does not exceed 33 1/3% of the Fund’s gross asset value. Furthermore, Underlying Funds typically will hold their investments in entities organized as REITs, corporations or other entities and this may allow the Fund’s risk of loss to be limited to the amount of its investment in the Underlying Fund. While leverage presents opportunities for increasing the Fund’s total return, it has the effect of potentially increasing losses as well.

Valuation of Private Investment Funds. While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interest in Private Investment Funds are not publicly traded and the Fund will depend on the institutional asset manager to a Private Investment Fund to provide a valuation of the Fund’s investment. Moreover, the valuation of the Fund’s investment in a Private Investment Fund, as provided by an institutional asset manager as of a specific date, may vary from the fair value of the investment that may be obtained if such investment were sold to a third party. For information about the value of the Fund’s investment in Private Investment Funds, the Adviser will be dependent on information provided by the Private Investment Funds, including quarterly unaudited financial statements which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares.

Preferred Securities Risk. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights. Interest rate risk is, in general, the risk that the price of a preferred security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be

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able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Fixed income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. Convertible securities have characteristics similar to common stocks especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

High Yield Securities Risk. The Fund may invest in securities and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. High yield securities offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the security’s issuer, obligor or guarantor may not be able to make its payments of interest and principal (credit quality risk). If that happens, the value of the security may decrease. An economic downturn or period of rising interest rates (interest rate risk) could adversely affect the market for these securities and reduce the Fund’s ability to sell its securities (liquidity risk). Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price.

Credit Risk. Credit risk is the risk that one or more loans in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the instrument experiences a decline in its financial status. While a senior position in the capital structure of a borrower or issuer may provide some protection with respect to the Fund’s investments in certain loans, losses may still occur because the market value of loans is affected by the creditworthiness of borrowers or issuers and by general economic and specific industry conditions and the Fund’s other investments will often be subordinate to other debt in the issuer’s capital structure. To the extent the Fund invests in below investment grade instruments, it will be exposed to a greater amount of credit risk than a fund which invests in investment grade securities. The prices of lower grade instruments are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade instruments. Instruments of below investment grade quality are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default.

Interest Rate Risk. The fixed-income instruments that the Fund may invest in are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments than it will for floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. After a period of historically low interest rates, the Federal Reserve has raised certain benchmark interest rates. It cannot be predicted with certainty when, or how, these policies will change, but actions by the Federal Reserve and other central bankers may have a significant effect on interest rates and on the U.S. and world economies generally. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect the Fund’s business.

Foreign Securities and Emerging Markets Risk. The Fund may have investments in foreign securities. Foreign securities have investment risks different from those associated with domestic securities. Changes in foreign economies and political climates are more likely to affect the Fund with investments in foreign securities than another fund that invests exclusively in domestic securities. The value of foreign currency denominated securities or foreign currency contracts is affected by the value of the local currency relative to the U.S. dollar. There may be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information about issuers of foreign securities. The value of foreign investments may be affected by changes in exchange control regulations, application of foreign tax laws (including withholding tax), changes in governmental economic or monetary policy (in this country or abroad), or changed circumstances in dealings between nations. In addition, foreign brokerage commissions, custody fees, and other costs of investing in foreign securities are often higher than in the United States. Investments in foreign issues could be affected by other factors not present in the United States, including expropriation, armed conflict, confiscatory taxation, and potential difficulties in enforcing contractual obligations.

The Fund may also invest in emerging markets, which are markets of countries in the initial stages of industrialization and have low per capita income. In addition to the risks of foreign securities in general, countries in emerging markets are more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues which could reduce liquidity.

Risks Associated with Debt Financing

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest and/or short selling related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns on the Fund.

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Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Inflation and Interest Rate Risk. Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund and its distributions can decline.

In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio. It cannot be predicted with certainty when, or how, these policies will change, but actions by the Federal Reserve and other central bankers may have a significant effect on interest rates and on the U.S. and world economies generally. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect our business.

Due to global supply chain disruptions, a rise in energy prices, strong consumer demand as economies continue to reopen and other factors, inflation has accelerated in the U.S. and globally. Recent inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending, economic growth and portfolio companies’ operations. If such portfolio companies are unable to pass any increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on their loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in a portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations.

Additionally, the Federal Reserve has raised, certain benchmark interest rates in an effort to combat inflation. As such, inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy may tighten in response. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect our business.

Legal and Regulatory Risks

Compliance Failures. Apollo, certain of its affiliates, and the Sub-Advisers, are regulated entities, and any compliance failures or other inappropriate behavior by them may have a material and/or adverse effect on the Fund. The provision of investment management services is regulated in most relevant jurisdictions, and the Sub-Advisers and Apollo must maintain their regulatory authorizations to continue to be involved both in the management of the Fund’s investments and to continue their businesses generally. The Adviser’s or Sub-Advisers’ ability to source and execute investment transactions for the Fund, and investor sentiment with respect to the Fund, may be adversely affected by negative publicity arising from any regulatory compliance failures or other inappropriate behavior by any Apollo affiliate or its investment professionals.

Legal, Tax and Regulatory Risks. Legal, tax and regulatory changes could occur that may adversely affect the Fund or its portfolio companies. There has been, and it is possible that there will be, further involvement of governmental and regulatory authorities in financial markets around the world. For example, the Fund expects to make investments in a number of different industries, some of which are or may become subject to regulation by one or more governmental agencies or authorities. New and existing regulations, changing regulatory requirements and the burdens of regulatory compliance all may have an adverse effect on the performance of investments that operate in these industries.

Neither the Adviser nor Sub-Advisers can predict whether new legislation or regulation (including new tax measures) will be enacted by legislative bodies or governmental agencies, nor can either of them predict what effect such legislation or regulation might have. There can be no assurance that new legislation or regulation, including changes to existing laws and regulations, will not have an adverse effect on the Fund’s investment performance.

Possible Risk of Conflicts

Possible Competition Between Underlying Funds and Between the Fund and the Underlying Funds. The Underlying Funds trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Underlying Fund could increase the level of competition for the same trades that other Underlying Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

Allocation of Investment Opportunities Risk. The Sub-Advisers, directly or through their affiliates, may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited or where the liquidity of such investment opportunities is limited. The results of the Fund’s investment activities may differ significantly from the results achieved by such other managed investment vehicles or accounts. It is possible that one or more of such vehicles or accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Fund.

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MANAGEMENT OF THE FUND

Trustees and Officers

The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is comprised of four Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

Apollo Real Estate Fund Adviser, LLC, located at 9 West 57th Street, 43rd Floor, New York, New York 10019, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Adviser is a Delaware limited liability company formed in August 2013, for the purpose of advising the Fund. The Adviser is an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries.

Under the general supervision of the Fund’s Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.50% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

A discussion regarding the basis for the Board’s approval of the Fund’s Investment Advisory Agreement with the Adviser, the Sub-Advisory Agreement with Aon Investments, and the Sub-Advisory Agreement with CenterSquare are available in the Fund’s semi-annual report to shareholders for fiscal period ending March 31, 2024.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.41% per annum of the Fund’s average daily net assets attributable to Class M shares (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect, at least until May 31, 2026, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days written notice to the Adviser. After May 31, 2026, the Expense Limitation Agreement may be renewed at the Adviser’s discretion.

Adviser’s Investment Committee

The Adviser has established an Investment Committee (the “Committee”) responsible for: setting overall investment policies and strategies of the Adviser; approval of Private Investment Funds being considered for investment by the Adviser for the Fund; establishing allocation targets for the investment portfolio of the Fund among the Private Investment Funds, ETFs, Index Funds, Other Investment Vehicles and other instruments in which the Fund intends to invest.

The members of the Committee, and their professional background and experience, are as follows:

Spencer J. Propper — Mr. Propper is Partner, Real Assets at Apollo. Mr. Propper serves as one of the Fund’s Portfolio Managers and has served as a member of the Investment Committee of the Fund’s investment adviser since the Fund’s inception in 2014. Mr. Propper has also served as the Co-Chief Investment Officer of Apollo Realty Income Solutions, Inc. and a member of the Investment Committee of ARIS Management, LLC since June 2022. Previously, Mr. Propper served as Managing Director of Griffin Capital Company, LLC and Chief Operating Officer of Griffin Capital Asset Management Company, LLC. Prior to his roles with the Fund and the Adviser, Mr. Propper was a Director at Lakemont Group, a boutique real estate investment banking and consulting firm. Within this role Mr. Propper provided portfolio management services to the Bluerock Total Income Plus Real Estate Fund. Additionally, at the Lakemont Group, Mr. Propper was responsible for overseeing projects for a variety of clients including pension funds, private equity firms and publicly traded real estate companies and specialized in structured finance, market analysis and strategic due diligence. Mr. Propper holds a Master of Business Administration and Bachelor of Science in Finance and Real Estate from the University of Central Florida.

Stuart Rothstein — Mr. Rothstein has been a Partner and the Chief Operating Officer – Real Estate of Apollo since 2009 and the Chief Operating Officer – Asset Backed Finance of Apollo since April 2023. In those roles, Mr. Rothstein is responsible for managing the day-to-day operations of the businesses as well as strategic planning development and implementation of growth and product strategies and new business development. Mr. Rothstein has served as a director of Apollo Realty Income Solutions, Inc. since September 2021 and Chairperson of the board of directors since June 2022. Since March 2012, Mr. Rothstein has been the President and Chief Executive Officer and one of the directors of Apollo Commercial Real Estate Finance, Inc. (NYSE: ARI) (“ARI”). From September 2009 through April 2013, Mr. Rothstein served as the Chief Financial Officer, Treasurer and Secretary of ARI and from January 2022 to April 2022, he also served as the interim Chief Financial Officer, Treasurer, and Secretary of ARI. Since February 2024, Mr. Rothstein has been chair of the board of directors of Apollo Asset Backed Credit Company LLC. Prior to joining Apollo in 2009, Mr. Rothstein was a Co-Managing Partner of Four Corners Properties, a privately held real estate investment company. Previously, he was employed by KKR Financial Advisors, LLC, RBC Capital Markets, Related Capital Company and Spieker Properties, Inc. Mr. Rothstein

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graduated from the Schreyer Honors College at the Pennsylvania State University with a BS in Accounting and received an MBA from the Stanford University Graduate School of Business. Mr. Rothstein was selected to serve on our board of directors because of the strategic leadership and business judgment he has demonstrated in his various leadership roles with Apollo and his extensive managerial and executive experience.

Jess Lipsey — Jess Lipsey is a Partner, Real Assets at Apollo, where he is responsible for sourcing, executing and monitoring equity investments across the U.S. Mr. Lipsey also serves as the Co-Chief Investment Officer of Apollo Realty Income Solutions. Prior to joining Apollo in 2010, Mr. Lipsey worked at Lehman Brothers Real Estate Partners, where he was involved in the acquisition and asset management of equity and structured debt investments across the U.S. Previously, he was an analyst in the Real Estate Investment Banking Group at Wachovia Securities, where he participated in advisory and financing assignments on behalf of private and public companies. Mr. Lipsey graduated magna cum laude from Washington and Lee University with a BS degree in Business Administration and Accounting. He is a member of the Urban Land Institute and the International Council of Shopping Center.

Portfolio Managers

Stuart Rothstein and Spencer Propper serve as the Fund’s Portfolio Managers and oversee the day-to-day investment operations of the Fund. Biographical information for Mr. Rothstein and Mr. Propper is presented above.

The SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed and ownership of Fund shares.

Investment Sub-Advisers

The Adviser has engaged Aon Investments, a registered investment adviser under the Advisers Act, to act as the Fund’s Private Sub-Adviser. For 40 years, Aon Investments and its affiliates have provided global leadership in investment consulting, and have been leading advisers to corporate and public pension plans, defined contribution plans, union associations, health systems, financial intermediaries, endowments and foundations. Aon Investments had approximately $142.8 billion in assets under management in the U.S. as of September 30, 2024.

Aon Investments is the U.S. Investment Consulting Division of Aon Consulting, Inc. and an indirect wholly-owned subsidiary of Aon plc, a publicly held company (NYSE: Aon). Aon Investments employs 295 U.S. colleagues and over 100 investment professionals dedicated to investment manager and asset class research serving more than 500 U.S. client relationships as of September 30, 2024 (note: Total combined research staff includes team members who have cross team responsibilities or reporting lines outside the manager research function, includes Aon Investments and its global Aon affiliates).

The Adviser has engaged CenterSquare Investment Management LLC, a Delaware limited liability company and a registered investment adviser under the Advisers Act, to act as the Fund’s Public Sub-Adviser. CenterSquare Investment Management LLC was founded in 1995 and was approximately $14.3 billion in assets under management as of November 30, 2024.

Administrator and Accounting Agent

ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as Administrator and Accounting Agent. For its services as Administrator and Accounting Agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

Transfer Agent

SS&C, Inc., located at 333 W. 11th Street, Kansas City, Missouri 64105, serves as the Fund’s transfer agent.

Custodian

UMB Bank, n.a., with its principal place of business located at 1010 Grand Blvd., Kansas City, Missouri 64106, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.

ALPS is obligated to pay expenses associated with providing the services contemplated by a Fund Services Administration Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. SS&C is obligated to pay expenses associated with providing the services contemplated by a Transfer Agency Agreement, including compensation for its officers and employees providing transfer agent services to the Fund.

The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the Custodian and Transfer Agent in connection with the Fund’s dividend reinvestment plan, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) distribution and shareholder servicing fees and (xiii) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

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Class M shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class M shares and is payable on a monthly basis. While neither the Fund nor the Distributor imposes an initial sales charge, if you buy Class M Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.

The Investment Advisory Agreement authorizes the Adviser or its delegate to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Section 17 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of January 2, 2025, no entity or person owned of record or beneficially 25% or more of the outstanding Class M shares of the Fund.

DETERMINATION OF NET ASSET VALUE

The net asset value per share for the Fund is determined following the close of regular trading on the New York Stock Exchange (“NYSE”), generally 4:00 p.m. Eastern time, on each day the NYSE is open for trading. Each of the Fund’s share classes will be offered at net asset value plus the applicable sales load, if any. The Fund’s net asset value per share is calculated, on a class-specific basis, by dividing the value of the Fund’s net assets by the total number of shares outstanding. The Fund’s net asset value per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses and other liabilities of the Fund, by the total number of shares outstanding.

The Board has adopted procedures pursuant to which the Fund will value its investments (the “Valuation Policy and Procedures”). In accordance with the Valuation Policy and Procedures, the Fund’s portfolio investments for which market quotations are readily available are valued at market value. Investments for which market quotations are not readily available or are deemed to be unreliable are valued at fair value as determined in good faith pursuant to Rule 2a-5 under the 1940 Act. As permitted by Rule 2a-5 under the 1940 Act, the Board has designated the Adviser as the Fund’s valuation designee (“Valuation Designee”) to perform fair value determinations relating to all portfolio investments. The Adviser carries out its designated responsibilities as Valuation Designee through various teams pursuant to the Valuation Policy and Procedures which govern the Valuation Designee’s selection and application of methodologies and independent pricing services for determining and calculating the fair value of portfolio investments. The Valuation Designee will fair value portfolio investments utilizing inputs from various external and internal sources including, but not limited to, independent pricing services, dealer quotation reporting systems, independent third-party valuation firms and proprietary information. When determining the fair value of an investment, one or more fair value methodologies may be used. Fair value determinations will be based upon all available factors that the Valuation Designee deems relevant at the time of the determination. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. In connection with its role as Valuation Designee, the Adviser has established a Valuation Committee to oversee the implementation the Valuation Policy and Procedures and the functions related to the fair valuation of portfolio investments.

The valuation of the Fund’s investments is performed in accordance with Rule 2a-5 under the 1940 Act and in conjunction with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), issued by the Financial Accounting Standards Board. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Valuation Designee. Unobservable inputs reflect the Valuation Designee’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

●	Level 1: Quoted prices in active markets for identical assets or liabilities, accessible at the measurement date.

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Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

●	Level 3: Unobservable inputs for the asset or liability.

Valuation of Public Securities

The Fund’s portfolio investments for which market quotations are readily available are valued at market value. Market value is generally determined on the basis of official exchange (e.g., NYSE or NASDAQ) closing prices or the last reported sales prices. Portfolio investments listed on more than one exchange will generally be valued at the last quoted sale price on the exchange on which the security is principally traded. Portfolio investments traded on a foreign exchange are valued as of the close of the NYSE at the closing price of such investments in their principal trading market but may be fair valued if subsequent events occurring before the computation of net asset value have materially affected the value of the securities. Trading may take place in foreign investments held by the Fund at times when the Fund is not open for business. To the extent certain of the Fund’s portfolio investments are traded in the over-the-counter market including, such investments are valued on the basis of quotations obtained from independent pricing services. If such quotations are not readily available or become unreliable, the Valuation Designee may recommend valuation through other means.

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Valuation of Private Investment Funds

The Fund’s allocation to Private Investment Funds generally includes open-end private investment funds that elect to be treated as REITs for tax purposes. The Private Investment Funds generally include private funds investing in real estate assets (“Private Equity Funds”) and private funds investing in debt instruments secured or otherwise supported by real estate assets (“Private Debt Funds”). The sponsors or agents of the Private Investment Funds measure their investment assets at fair value and report a NAV per share no less frequently than quarterly (“Sponsor NAV”). The Private Investment Funds have generally adopted valuation practices consistent with the valuation standards and techniques established by professional industry associations that advise the institutional real estate investment community. Such valuation standards seek general application of U.S. Generally Accepted Accounting Principles (GAAP) fair value standards, uniform appraisal standards and the engagement of independent valuation advisory firms.

The valuations of the Private Investment Funds have a considerable impact on the Fund’s NAV as a significant portion of the Fund’s assets are invested in Private Investment Funds. Market and dealer quotations are generally not readily available for the Private Investment Funds in which the Fund invests, and as such, the Fund utilizes Sponsor NAVs or other valuation methodologies when determining the fair value of the Private Investment Funds. The Fund may also use a third-party valuation specialist to assist in determining fair value of the Private Investment Funds held in the Fund’s portfolio.

ASC 820 allows the Fund, as a practical expedient, to estimate the fair value of the Private Investment Funds by using the NAV per share of each respective investment as of the Fund’s measurement date. Under ASC 820, investments utilizing the practical expedient are not to be categorized in the fair value hierarchy described above and included in the Fund’s financial statements but rather, the number of investments measured using the NAV practical expedient is disclosed to permit reconciliation of the fair value of investments in the hierarchy to the corresponding line items in the Fund’s balance sheet.

Private Equity Funds. The Private Equity Funds produce Sponsor NAVs no less frequently than quarterly. Such Sponsor NAVs are reviewed by the Adviser upon receipt and subsequently applied to the Fund’s NAV following consultation with the Private Equity Fund sponsor, if necessary. In between receipt of Sponsor NAVs, where applicable, the value of each Private Equity Fund is adjusted daily by the change in a proprietary index (the “Index”) that the Fund’s Board has deemed representative of the private equity real estate market. This process is applied daily to each respective Private Equity Fund until the receipt of the next Sponsor NAV. Certain of the Private Equity Funds may provide the Adviser with a daily valuation, and, in such instances, the Index is not applied. The Index seeks to reflect market conditions of the broader private equity real estate market in an effort to ensure any such changes in market conditions are reflected in the NAV of the Fund. The Index is comprised of private real estate investment funds (“Index Constituents”) that produce a daily NAV and generally hold institutional quality assets. The Index is monitored by the Adviser on a regular basis, and the Adviser will consult with the Valuation Committee if monitoring suggests a modification to the Index Constituents or other change(s) to the Index to better reflect market conditions. Further, in the event that a Sponsor NAV is not provided by a Private Equity Fund following the conclusion of such Private Equity Fund’s valuation period, the Adviser shall inform the Valuation Committee and a meeting may be called to determine fair value.

Private Debt Funds. The Private Debt Funds produce Sponsor NAVs no less frequently than quarterly. Such Sponsor NAVs are reviewed by the Adviser upon receipt and subsequently applied to the Fund’s NAV following consultation with the Private Debt Fund sponsor, if necessary. The Fund will, in certain cases, accrue income on a daily basis for each Private Debt Fund based on the prior period’s distribution rate and/or guidance provided by each respective Private Debt Fund sponsor. In the event that a Sponsor NAV is not provided by a Private Debt Fund following the conclusion of such Private Debt Fund’s valuation period, or if the Adviser becomes aware of an event warranting an update to a Private Debt Fund valuation, the Adviser shall inform the Valuation Committee and a meeting may be called to determine fair value.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Adviser has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at net asset value no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to

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a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares for each share class that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis which may result in the Fund not honoring the full amount of a required minimum distribution requested by a shareholder.

Notice to Shareholders

No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-888-926-2688 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Contingent Deferred Sales Charges

Class M shares are not subject to a contingent deferred sales charge. As noted above, while neither the Fund nor the Distributor imposes an initial sales charge, if you buy Class M Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

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Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s net asset value.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY AND DIVIDEND REINVESTMENT PLAN

Quarterly Distribution Policy

The Fund’s distribution policy is to make quarterly distributions to shareholders. The distribution rate may be modified by the Board from time to time. All or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. Although such distributions are not currently taxable, such distributions will have the effect of lowering a shareholder’s tax basis in the shares which will result in a higher tax liability when the shares are sold, even if they have not increased in value, or, in fact, have lost value. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Plan.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each quarter. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Please refer to the Fund’s most recent Section 19(a) notice, available at https://www.apollo.com/adref, for additional information regarding the composition of distributions. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board reserves the right to change the quarterly distribution policy from time to time.

Dividend Reinvestment Plan

The Fund will operate under a dividend reinvestment plan administered by SS&C, Inc. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

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Shareholders automatically participate in the dividend reinvestment plan, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should notify the Transfer Agent in writing at Apollo Diversified Real Estate Fund, c/o SS&C, Inc., P.O. Box 219133, Kansas City, MO 64121-9133. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment plan. Under the dividend reinvestment plan, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s net asset value per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment plan. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment plan, the Transfer Agent will administer the dividend reinvestment plan on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment plan.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment plan. There is no direct service charge to participants with regard to purchases under the dividend reinvestment plan; however, the Fund reserves the right to amend the dividend reinvestment plan to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment plan should be directed to the Transfer Agent at Apollo Diversified Real Estate Fund, c/o SS&C Inc., P.O. Box 21933, Kansas City, MO 64121-9133. Certain transactions can be performed by calling the toll free number 1-888-926-2688.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, is intended for U.S. shareholders, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state, local, or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. Shareholders will not be subject to the alternative minimum tax.

Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment plan. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally

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will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Taxation of Foreign Shareholders

Because of the fact-specific impact of the applicable U.S. tax rules and their interaction with tax treaties, a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (“foreign shareholder”) as defined in the Code are urged to consult their own tax advisor regarding the U.S. federal tax consequences of the holding, sale, exchange or other disposition of the Fund’s shares. The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.

Generally, a foreign shareholder will be subject to U.S. federal income tax on distributions received from the Fund or upon dispositions of Shares if the Fund is “effectively connected” with a U.S. trade or business carried on by the foreign shareholder.

Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income may be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the foreign shareholder), which tax generally is withheld from such distributions by the Fund. All foreign shareholders should consult their tax advisors to determine the appropriate tax forms to provide to the Fund to claim a reduced rate or exemption from U.S. federal withholding taxes, and the proper completion of those forms.

Capital gain dividends and any amounts retained by the Fund that are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or applicable lower treaty rate) unless the foreign shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

Notwithstanding the foregoing, properly reported dividends generally are exempt from U.S. withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% equity holder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign shareholder will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing the correct IRS Form W-8). In the case of Fund shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. If a repurchase of a shareholder’s shares by the Fund does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Fund shares repurchased. If the repurchase qualifies as a sale or exchange, the shareholder generally will realize capital gain or loss equal to the difference between the amount received in exchange for the repurchased shares and the adjusted tax basis of those shares.

Any capital gain that a foreign shareholder realizes upon a repurchase of Fund shares or otherwise upon a sale or exchange of Fund shares will ordinarily be exempt from U.S. tax unless (i) in the case of a foreign shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) at any time during the shorter of the period during which the foreign shareholder held such Fund shares and the five-year period ending on the date of the disposition of those shares, the Fund was a “United States real property holding corporation” (as such term is defined in the Code) and the foreign shareholder actually or constructively held more than 5% of the Fund’s shares.

Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund that are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Fund shares will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations, and such taxable amounts may subject a foreign shareholder to U.S. tax filing obligations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a foreign shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption.

FATCA. Payments to a shareholder that is either a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Foreign Account Tax Compliance Act (“FATCA”) may be subject to a generally nonrefundable 30% withholding tax on: (a) income dividends paid by a Fund and (b) certain capital gain distributions and the proceeds arising from the sale of Fund shares paid by the Fund. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii)

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if it does have such owners, reports information relating to them. A Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of a Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware on November 5, 2013. The Fund’s Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders.

The Fund currently offers five different classes of shares: Class A, Class C, Class I, Class M and Class L shares. The Fund began continuously offering its common shares on June 30, 2014. As of May 4, 2015, the Fund simultaneously redesignated its issued and outstanding common shares as Class A shares and created its Class C and Class I shares. Class M shares and Class L shares commenced operations on November 17, 2016 and April 25, 2017, respectively. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class may be different. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses”. Certain share class details are set forth in “Plan of Distribution”.

The following table shows the amounts of Fund shares that have been authorized and are outstanding as of January 2, 2025:

Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Held by Fund or for its Account
Class A Shares	Unlimited	None	20,332,790
Class C Shares	Unlimited	None	16,306,657
Class I Shares	Unlimited	None	88,143,056
Class M Shares	Unlimited	None	41,383,249
Class L Shares	Unlimited	None	3,057,435

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Plan.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. SS&C will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

Other Classes of Shares. The Fund offers Class A and Class C shares by a different prospectus. Class A and Class C shares are subject to lower investment minimums, but are subject to sales charges, shareholders servicing fees, and distribution fees (Class C shares only). The Fund offers Class I and Class L shares by different prospectuses. Class I shares are subject to higher investment minimums, but are not subject to sales charges, distribution or shareholders servicing fees. Class L shares are subject to sales charges and shareholders servicing fees and distribution fees and are offered only on certain platforms.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The 1940 Act does not provide shareholders with an affirmative right to remove a Trustee. Furthermore, the Declaration

40

of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Distributor is an affiliate of the Administrator. The Fund’s shares are offered for sale through the Distributor at net asset value plus the applicable sales load. The Distributor also may enter into agreements with financial intermediaries for the sale and servicing of the Fund’s shares. The Fund intends to offer to sell an unlimited number of its shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the purchase of the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class M shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class M shares and is payable on a monthly basis.

The Distributor has entered into a “wholesale marketing” agreement with Griffin Capital Securities, LLC (“Griffin Capital Securities”), a registered broker-dealer and an affiliate of Apollo. Pursuant to the terms of the wholesale marketing agreement, Griffin Capital Securities will seek to market and otherwise promote the Fund through various “wholesale marketing” distribution channels, including but not limited to; regional and independent retail broker-dealers, registered investment advisers, and wirehouses.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a financial intermediaries’ registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating the financial intermediaries. The Additional Compensation may differ among financial intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the financial intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling financial intermediary may create potential conflicts of interest between an investor and its financial intermediary who is recommending the Fund over other potential investments. Additionally, the Fund may pay a servicing fee to Intermediaries for providing ongoing services in respect of shareholders of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request.

The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act of 1933 (“1933 Act”), or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, perform services for the Adviser and its affiliates in the ordinary course of business.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Such Financial Intermediaries may designate other intermediaries to receive purchase and repurchase orders, as authorized by the Fund. The Fund will be deemed to have received an order for purchase or repurchase of shares when the order is received in “proper form” by the Transfer Agent (or, if applicable, by a Financial Intermediary or its authorized designee) on a business day. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may also pay fees to Financial Intermediaries for sub-administration, sub-transfer agency, sub-accounting and other shareholder services associated with shareholders whose shares are held with such Financial Intermediary. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary and the Transfer Agent.

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By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Apollo Diversified Real Estate Fund to:

Apollo Diversified Real Estate Fund
c/o SS&C, Inc.
801 Pennsylvania Ave
Suite 219133
Kansas City, MO 64105-1307

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.

The Transfer Agent will charge a $5.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the Transfer Agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the Transfer Agent. Upon receipt of the completed account application, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-888-926-2688 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
Credit: SS&C, Inc.
Account #: (number provided by calling toll-free number above)
Further Credit:
Apollo Diversified Real Estate Fund
(shareholder registration)
(shareholder account number)

By Wire – Subsequent Investments

Before sending a wire, investors must contact SS&C to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $10,000 on specified days of each month into your established Fund account. Please contact the Fund at 1-888-926-2688 for more information about the Fund’s Automatic Investment Plan.

By Telephone

Investors may purchase additional shares of the Fund by calling 1-888-926-2688. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, SS&C will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call SS&C at 1-888-926-2688 for additional assistance when completing an application.

If SS&C does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

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Purchase Terms

The minimum initial purchase by an investor is $25,000. The Fund reserves the right to waive investment minimums. The Fund’s shares are offered for sale through its Distributor at net asset value. The price of the shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the shares.

Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Class M Shares

Class M shares are sold at the prevailing NAV per Class M share and are not subject to any upfront sales charge; however, the following are additional features that should be taken into account when purchasing Class M shares:

●	a minimum initial investment of $25,000 for regular accounts, and a minimum subsequent investment of at least $10,000 (the Fund reserves the right to waive investment minimums); and

●	a Distribution Fee which will accrue at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class M shares.

The Distributor pays 0.75% of the amount invested to dealers who sell Class M shares. Because the Class M shares of the Fund are sold at the prevailing NAV per Class M share without an upfront sales load, the entire amount of your purchase is invested immediately. As noted above, while neither the Fund nor the Distributor imposes an initial sales charge, if you buy Class M Shares through certain Financial Firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your Financial Firm for additional information.

Share Class Exchanges

Upon request, the Fund may, in its discretion, permit a current Fund shareholder to exchange shares of one class of the Fund held by them to another class of Fund shares; provided, however, that such shareholder meets the requirements of the new share class or such requirements have been waived in the Adviser’s discretion.

Shareholder Service Expenses

Class M shares are not subject to shareholder servicing expenses.

Distribution Plan

The Fund, with respect to its Class M shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the Class M shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.75% of average daily net assets attributable to Class M shares.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by DLA Piper LLP, 1201 West Peachtree St NE, Suite 2900, Atlanta, GA 30309.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

As permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary (such as a broker-dealer or bank). Instead, the reports will be made available on the Fund’s website (https://www.apollo.com/adref), and you will be notified electronically or by mail, depending on your elections, each time a report is posted and provided with a website link to access the report.

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You may elect to receive all future reports in paper free of charge. If you invest directly with the Fund, you can call the Fund toll-free at 1-888-926-2688 or visit https://www.apollo.com/adref to inform the Fund that you wish to continue receiving paper copies of your shareholder reports. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. Please note that not all financial intermediaries may offer this service. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the fund sponsor if you invest directly with a fund.

If you already elected to receive shareholder reports electronically, you will not be affected by this change, and you need not take any action. You may elect to receive electronic delivery of shareholder reports and other communications by: (i) calling the Fund toll-free at 1-888-926-2688 or visiting https://www.apollo.com/adref, if you invest directly with the Fund, or (ii) contacting your financial intermediary, if you invest through a financial intermediary. Please note that not all financial intermediaries may offer this service.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 1-888-926-2688 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd. is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. Cohen & Company, Ltd. is located at 1835 Market Street, Suite 310, Philadelphia, PA 19103.

ADDITIONAL INFORMATION

The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-212073). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	2
Investment Objective and Policies	3
Repurchases and Transfers of Shares	15
Management of the Fund	20
Codes of Ethics	27
Proxy Voting Policies and Procedures	28
Control Persons and Principal Holders	28
Investment Advisory and Other Services	29
Portfolio Managers	30
Allocation of Brokerage	33
Tax Status	34
Other Information	39
Independent Registered Public Accounting Firm	39
Financial Statements	40
Appendix A – Apollo Real Estate Fund Adviser, LLC Proxy Voting Policies and Procedures	41
Appendix B – CenterSquare Investment Management LLC Proxy Voting Policies and Procedures	45

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Apollo Global Management, Inc.

Privacy Notice

Dear Client or Investor:

Apollo Global Management, Inc. (“Apollo”) and its subsidiaries1 (together “us,” “we,” or “Apollo”) take precautions to maintain the privacy of personal information concerning Apollo’s current and prospective investors who are individuals/natural persons. These precautions include the adoption of certain procedures designed to maintain and secure such investors’ nonpublic personal information from inappropriate disclosure to third parties. U.S. federal regulations require Apollo to inform investors of its privacy notice regarding what kinds of information it collects and the circumstances in which that information may be disclosed to third parties. Please see the Appendix to this policy for additional information about our privacy practices regarding the European Union, United Kingdom, Cayman Islands, California, and other jurisdictions that may grant natural persons certain privacy rights.

We collect nonpublic personal information about investors from the following sources:

●

information Apollo receives from an investor in its subscription documentation, other forms or agreements, and correspondence (written, telephonic, or electronic), including identifiers, such as an investor’s name, address, social security number, and commercial information such as assets, income, and amounts or types of such investor’s investments;

●

commercial information about an investor’s transactions with Apollo, its affiliates, and nonaffiliated third parties, such as an investor’s capital account balance, other account data, and participation in other investments; and

●	commercial information Apollo may receive from a consumer reporting agency, such as an investor’s credit history.

We do not disclose any nonpublic personal information about prospective, current, or former investors to anyone, except as requested or authorized by an investor or to certain affiliates and service providers as permitted or as otherwise required by law or regulation. We do not sell your nonpublic personal information. We may use nonpublic personal information that you provide to market services to you in the future, including through our use of third-party website cookies and similar technologies.

Except as described below or as otherwise required by law or regulation, we do not disclose to affiliates or to nonaffiliates any nonpublic personal information about you. We do disclose information to affiliates and nonaffiliated third parties for our everyday business purposes, such as to process your transactions, to maintain your investments in funds managed by Apollo, and to respond to court orders and legal investigations, or as permitted by law. We also provide such information to our affiliates, attorneys, banks, auditors, securities brokers, and service providers as may be necessary to facilitate the acceptance and management of your investments in funds managed by Apollo and to enable them to perform services on our behalf. We may also provide your name, address, telephone number, social security number, or financial condition information to affiliates or nonaffiliated third parties, such as broker-dealers, engaged in marketing activities on our behalf, such as the solicitation of your investment in future funds managed by Apollo. We will require such third-party service providers and financial institutions to protect the confidentiality of the investors’ nonpublic personal information and to use the information only for purposes for which it is disclosed to them. We maintain physical, electronic, and procedural safeguards that comply with U.S. federal standards to safeguard investors’ nonpublic personal information.

We will adhere to the policies and practices described in this Privacy Notice regardless of whether the investor is a prospective, current or former investor.

If you have any questions concerning this Privacy Notice, please contact privacy@apollo.com.

[1]	Subsidiaries of Apollo also include entities that conduct their business under names that do not include the “Apollo” name.

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Appendix: European Union, United Kingdom, Cayman Islands, California, and Other Jurisdictional Privacy Notice

This notice, along with the Privacy Notice above, describes how Apollo,2 as a data controller, collects and processes Personal Information (as defined below) about natural persons residing in the European Union (“EU”), the United Kingdom (“UK”), and other jurisdictions that may grant natural persons certain privacy rights,3 as well as in relation to an Apollo entity that is established in the European Union or United Kingdom or an entity that is established in the Cayman Islands. This notice also provides such persons with information about the rights they may have in relation to Personal Information (as defined below). If you are a California Resident (as defined below), please review the below section Additional Information for California Residents for additional disclosures, our Notice at Collection, and a description of your rights under the California Consumer Privacy Act (with any implementing regulations, as amended by the California Privacy Rights Act (“CPRA”) and as may be amended from time to time, “CCPA”).

If we materially change our privacy practices regarding Personal Information (as defined below), we will notify relevant individuals. For purposes of this Appendix, “investors” includes directors, officers, employees, owners, limited partners, agents, consultants, representatives, and beneficiaries of investors that are not natural persons.

Collection of Information

Depending on how you interact with us, we may collect nonpublic personal information as described elsewhere in the Privacy Notice and other Personal Information about you. “Personal Information” for purposes of this notice means any information that can help us directly or indirectly identify you, and as otherwise defined under applicable law.

We may collect certain categories of Personal Information from investors, including:

●

identifiers and similar information such as name, address, date and place of birth, e-mail address, telephone number, social security number or other unique identifier number, tax identification number, driver’s license number, passport and other national identity details, internet protocol (“IP”) address, username, password, online identifiers or other similar identifiers;

●

financial information, including certain information protected under federal or state laws, like income, assets and investments, payments, creditworthiness, loans, bank account details, wire instructions or a signature, bank account, or other financial information;

●	personal details, including characteristics of protected classifications under certain federal or state laws, such as gender, national origin, or marital status;

●

commercial information, including records of products or services purchased, obtained, or considered, or other purchasing histories or tendencies, including funds invested, investments considered, or sources of funds or wealth;

●

certain information that may qualify as “special category” data under applicable data protection laws, such as Personal Information revealing racial or ethnic origin, political opinions, religious or philosophical beliefs, trade union membership, data concerning health, or a natural person’s sex life or sexual orientation;

●	education information, including information that is not publicly available, personally identifiable information as defined in the Family Educational Rights and Privacy Act;

●	internet or other electronic network activity information, including interactions with our website or use of certain online tools;

●	audio (e.g., voicemail), electronic, visual or similar information;

●	professional or employment-related information, including occupation, compensation, salary, benefits, grants, insurance details, pension information, employer, and title;

●	inferences drawn from any of the information identified above to create a profile reflecting your preferences or similar information, including your potential interest in investing in new funds; and

●

certain information that may qualify as “sensitive personal information” under the CCPA, such as your social security number, passport number, driver’s license, or state identification card; your account log-in, financial account and debit or credit card number in combination with any required security credentials allowing access to such account; and your racial or ethnic origin.

How We Collect Information

Investors may provide us with Personal Information in connection with their investments in Apollo funds, which may include address, social security number, wire transfer instructions, and the amount of assets or income. This information is required before investors can be accepted into an Apollo fund, and not providing it may mean that we are not able to accept an investment. As described in the Privacy Notice, investors provide us with information directly and/or through intermediates in subscription documentation and may continue to provide information through ongoing communications or interactions with us on an applicable website or by mail, e-mail, or telephone.

We also collect Personal Information from different sources such as consultants, fund administrators, identity verification services, and credit reference agencies, sources designed to detect and prevent fraud, and those sources described in the Privacy Notice.

[2]

As defined in the Apollo Privacy Notice, “Apollo” refers to Apollo Global Management, Inc. and its subsidiaries. Subsidiaries of Apollo also include entities that conduct their business under names that do not include the “Apollo” name.

[3]

Individuals in Andorra, Argentina, Australia, California, Canada, Faroe Islands, Guernsey, Hong Kong, Israel, Isle of Man, Japan, Jersey, Mexico, New Zealand, Singapore, South Korea, Switzerland, Uruguay, and certain other jurisdictions may have certain data subject rights. These rights vary, but they may include the right to (i) request access to and rectification or erasure of their personal information, (ii) restrict or object to the processing of their personal information, and (iii) obtain a copy of their personal information in a portable format. Individuals may also have the right to lodge a complaint about the processing of personal information with a data protection authority.

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We may also collect Personal Information through publicly available sources such as public websites or other publicly accessible directories and sources, including bankruptcy registers, tax authorities, governmental agencies and departments, sanctions screening databases, and regulatory authorities.

Why We Collect Information

As permitted by applicable laws, we use Personal Information primarily to communicate with investors.

We may use Personal Information for the following business or commercial purposes, and the lawful bases for our processing include the following:

●	comply with our obligations to investors under contract or related pre-contractual steps;

●

support our business development and marketing initiatives. We do this to meet our business interests in expanding our business. We only send direct electronic marketing messages where recipients have agreed to this or as otherwise permitted by applicable law. Individuals can opt out of receiving such messages at any time by using the opt-out mechanisms that may be available in those messages or by contacting us via the channels provided below;

●

where it is necessary for our legitimate interests (or those of a third party) and your interests and fundamental rights do not override those interests. This processing benefits investors by supporting our provision of services;

●	protect our rights, establish, exercise or defend legal claims and in order to protect and enforce our (or another person’s) rights, property, or safety, or to assist others to do the same;

●

maintain security and prevent or detect crime and fraud. In many cases we are required to do this by applicable laws, but we will otherwise do so to meet our interests in maintaining security and preventing crime, which is also in the interest of our investors;

●	compliance with applicable laws and regulations, including to meet our legitimate interests or those of a third party;

●

detect security incidents and protecting against malicious, deceptive, fraudulent, or illegal activity, including preventing fraud and conducting “Know Your Client,” anti-money laundering, terrorist financing, and conflict checks;

●	internal operations, including troubleshooting, data analysis, testing, research, and statistical and survey purposes;

●

audit compliance with Apollo’s corporate policies and contractual obligations. This is necessary to meet our legal and regulatory obligations, for example to financial services regulators, and if not strictly necessary to meet these obligations, to allow us to meet our interests in running our business to our high corporate standards, which is beneficial to investors as these help protect investments and information; and

●	with your consent, as required under applicable law.

We may be legally obliged to process certain Personal Information in order to be able to perform services and business operations or to comply with contractual requirements. If you choose not to provide us with the necessary Personal Information or to restrict us from processing Personal Information, we may not be able to meet our obligations or deliver the products or services requested. This may lead to cancellation of contracts; if this is the case, we will endeavor to contact you to discuss this.

How We Disclose Information

We disclose information for the purposes described above in the Privacy Notice and on the grounds described above in this Appendix. We may also disclose Personal Information as required to pursue available remedies or limit damages we may sustain, to enforce our rights, protect our property or protect the rights, property or safety of others, to prevent fraud, unauthorized transactions or liability; or as needed to support external auditing, compliance and corporate governance functions.

Security Measures

We maintain reasonable physical, electronic, and procedural safeguards appropriate to the nature of the information to store and secure Personal Information from unauthorized access, alteration, and destruction. Our control policies, for example, generally authorize access to investor information only by individuals who need such access to do their work. Given the nature of information security, there is no guarantee that such safeguards will always be successful.

Transfers of Information

Our activities and the jurisdictions in which we are established are such that it may be necessary for Personal Information that we collect to be transferred, as permitted by applicable laws, to the United States and other countries where we or our service providers have facilities. When we transfer Personal Information to a country that is not regarded as ensuring an adequate level of protection for Personal Information under European Union, United Kingdom, the Cayman Islands, or other applicable laws, we will seek to ensure a similar degree of protection is afforded to Personal Information by ensuring that, where possible, we put in place appropriate safeguards (such as standard contractual clauses approved by the European Commission or other relevant authority) or otherwise transfer Personal Information in accordance with applicable laws, such as where the transfer is necessary for the performance of a contract between you and us or between us and a third party in your interest, where the transfer is necessary to establish, exercise or defend legal claims, or where the transfer is made for important reasons of public interest. For more information on specific mechanisms we rely on for transferring Personal Information, please contact us at the details provided in the Contact section below.

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How Long We Keep Information

We retain Personal Information for as long as we have a relationship with the individuals to whom the information relates and for a period after our relationship has ended. When deciding how long to keep Personal Information after our relationship has ended, we take into account how long we need to retain the information to fulfill the purposes described above and to comply with our legal regulatory obligations, including obligations of our regulators. We may also retain Personal Information to investigate or defend against potential legal claims in accordance with the limitation periods of countries where legal action may be brought.

Individual Rights and Choices

Subject to certain local laws, individuals may have certain additional rights regarding their Personal Information. In particular, individuals may have the right to object to our uses of their Personal Information. Individuals who would like to discuss or exercise such rights can contact us at the details provided in the Contact section below. These additional rights may include the rights to (i) access Personal Information; (ii) rectify the Personal Information we hold; (iii) erase Personal Information; (iv) restrict our use of Personal Information; (v) object to the processing of your Personal Information in certain circumstances, including where we process Personal Information for direct marketing purposes or where we have processed such data on the basis of our legitimate interests; (vi) withdraw your consent to the processing of your Personal Information (where applicable); (vii) receive Personal Information in a usable electronic format and transmit it to a third party (also known as the right of data portability); and (vi) lodge a complaint with a data protection authority in the United Kingdom or the European Economic Area (“EEA”) Member State in which you live, work or where the infringement occurred or in respect of an entity organized under the laws of the Cayman Islands, as overseen by the Ombudsman in the Cayman Islands. If you are a California Resident, please review Additional Information for California Residents below for a description of your California-specific rights regarding your Personal Information.

Additional Information for California Residents

The CCPA imposes certain obligations on us and grants certain rights to California residents (“California Resident,” “you,” or “your”) with regard to “personal information” (as defined under the CCPA). If you are a California Resident, please review the following information about your potential rights with regard to your Personal Information under the CCPA. The rights described herein are subject to exemptions and other limitations under applicable law, and the CCPA does not apply to certain information like Personal Information collected, processed, sold, or disclosed pursuant to the federal Gramm-Leach-Bliley Act and its implementing regulations (“GLBA”).

Terms used herein have the meaning ascribed to them in the CCPA. For purposes of the CCPA, we are a “business.”

Notice at Collection and Use of Personal Information

Information We Collect

Depending on how you interact with us, we may collect the categories of Personal Information listed above in Collection of Information.

How We Use Collected Information

We may use Personal Information from you for the purposes described above in the section Why We Collect Information.

Sale or Sharing of Personal Information

We do not “sell” your personal information under the CCPA, meaning we do not rent, release, disclose, transfer, make available, or otherwise communicate personal information to another business or third party for monetary or other valuable consideration. We also do not “share” your personal information, as defined under the CCPA to mean sharing, renting, releasing, disclosing, disseminating, making available, transferring, or otherwise communicating orally, in writing, or by electronic or other means, personal information to a third party for cross-context behavioral advertising, whether or not for monetary or other valuable consideration.

How Long We Keep Information

We retain your Personal Information as described above in the section How Long We Keep Information.

For more information about our privacy practices, please review our entire Privacy Notice and accompanying Appendix.

Our Collection, Use, and Disclosure of Personal Information and Sensitive Personal Information

What Information We Have Collected, the Sources from Which We Collected It, and Our Purpose for Collecting the Information

In the preceding 12 months, depending on how you interact with us, we may have collected the categories of Personal Information listed above in Collection of Information. We may collect Personal Information from all or some of the categories of sources listed in the section How We Collect Information. We may collect all or a few of these categories of Personal Information for the business or commercial purposes identified in the section Why We Collect Information.

Our Disclosure of Personal Information

We do not sell or share your Personal Information as defined under the CCPA. We do not knowingly sell or share the Personal Information of California Residents under 16 years old. In the preceding 12 months, we may have disclosed for a business purpose some of the categories of Personal Information to the categories of third parties, as describe in the below chart:

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Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
Identifiers

● Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

● Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

● Professional services organizations, such as auditors.

● Affiliated entities.

● Performing services.

● Auditing related to consumer interactions and transactions.

● Short-term, transient use.

● Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

● Debugging and repainting errors impairing functionality (such as on our portals or website).

● Internal research for technological development and demonstration.

● Activities to verify, maintain, or improve the quality of our services.

● Business development and marketing initiatives.

● To comply with applicable laws and regulations.

Additional information subject to Cal. Civ. Code § 1798.80(e)
Characteristics of protected classifications under certain federal or state laws

● Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

● Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

● Professional services organizations, such as auditors.

● Affiliated entities.

● Performing services.

● Auditing related to consumer interactions and transactions.

● Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

● To comply with applicable laws and regulations.

Commercial information

● Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

● Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

● Professional services organizations, such as auditors.

● Affiliated entities.

● Performing services.

● Auditing related to consumer interactions and transactions.

● Short-term, transient use.

● Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

● Debugging and repainting errors impairing functionality (such as on our portals or website).

● Internal research for technological development and demonstration.

● Activities to verify, maintain, or improve the quality of our services.

● Business development and marketing initiatives.

● To comply with applicable laws and regulations.

Education information, including information that is not publicly available, personally identifiable information as defined in the Family Educational Rights and Privacy Act

● Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

● Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

● Professional services organizations, such as auditors.

● Affiliated entities

● Performing services

● Auditing related to consumer interactions and transactions.

● Short-term, transient use.

● Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

● To comply with applicable laws and regulations.

Internet or electronic network activity information

● Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

● Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

● Professional services organizations, such as auditors.

● Affiliated entities.

● Performing services.

● Auditing related to consumer interactions and transactions.

● Short-term, transient use.

● Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

● Debugging and repainting errors impairing functionality (such as on our portals or website).

● Internal research for technological development and demonstration.

● Activities to verify, maintain, or improve the quality of our services.

● Business development and marketing initiatives.

● To comply with applicable laws and regulations.

49

Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
Audio, electronic, visual, or similar information

● Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

● Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

● Professional services organizations, such as auditors.

● Affiliated entities.

● Performing services.

● Auditing related to consumer interactions and transactions.

● Short-term, transient use.

● Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

● Business development and marketing initiatives.

● To comply with applicable laws and regulations.

Professional or employment- related Information

● Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

● Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

● Professional services organizations, such as auditors.

● Affiliated entities.

● Performing services.

● Auditing related to consumer interactions and transactions.

● Short-term, transient use.

● Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

● Business development and marketing initiatives.

● To comply with applicable laws and regulations.

Inferences drawn from any of the information identified above

● Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

● Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

● Professional services organizations, such as auditors.

● Affiliated entities.

● Performing services.

● Auditing related to consumer interactions and transactions.

● Short-term, transient use.

● Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

● Internal research for technological development and demonstration.

● Business development and marketing initiatives.

● To comply with applicable laws and regulations.

In addition, we may disclose, and in the preceding 12 months may have disclosed, all of the categories of Personal Information identified in Collection of Information above to the following categories of third parties: (i) judicial courts, regulators, or other government agents purporting to have jurisdiction over us, our subsidiaries or our affiliates, or opposing counsel and parties to litigation; and (ii) other third parties as may otherwise be permitted by law. We may disclose the categories of Personal Information identified in Collection of Information above for the business or commercial purposes identified above in Why We Collect Information. Additionally, we may disclose your Personal Information to third parties upon your request, at your direction, or with your consent.

We may also disclose or make available your Personal Information to our service providers such as our administrator, other entities that have agreed to limitations on the use of your Personal Information, or entities that fit within other exemptions or exceptions in, or as otherwise permitted by, the CCPA.

Use and Disclosure of Sensitive Personal Information

As noted in Collection of Information, under the CCPA, certain Personal Information we collect and process may be considered “sensitive personal information.” The CCPA requires that we provide you with a right to limit our use or disclosure of such sensitive personal information in certain circumstances. Currently, we are not using or disclosing your sensitive personal information for purposes that would require that we provide you with a right to limit.

California Residents’ Rights under the CCPA

If your Personal Information is subject to the CCPA, you may have certain rights concerning that information, subject to applicable exemptions and limitations, including the right to (i) be informed, at or before the point of collection, of the categories of Personal Information to be collected, and the purposes for which the categories of Personal Information shall be used; (ii) not be discriminated against because you exercise any of your rights under the CCPA; (iii) request that we delete any Personal Information about you that we collected or maintained, subject to certain exceptions (“Request to Delete”); (iv) opt-out of the “sale” (as that term is defined in the CCPA) of your Personal Information if a business sells your Personal Information (we do not); (v) opt-out of the “sharing” (as that term is defined in the CCPA) of your Personal Information if a business shares your Personal Information with third parties (we do not); (vi) limit the use and disclosure of sensitive personal information where required by the CCPA (“Right to Limit”) (please note that we are not using your sensitive personal information for purposes that would require that we provide you with a Right to Limit); (vii) correct inaccurate Personal Information (“Request to Correct”); and (viii) request that we disclose to you the Personal Information we have collected, used, and disclosed about you during the past 12 months (“Request to Know”).

The CCPA does not restrict our ability to do certain things like comply with other laws or comply with regulatory investigations. In addition, the CCPA does not apply to certain information like Personal Information collected, processed, sold or disclosed pursuant to the GLBA. We also reserve the right to retain, and not to delete, certain Personal Information after receipt of a Request to Delete from you where permitted by the CCPA or another law or regulation.

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How to Submit a Request under the CCPA

You may submit a Request to Know, Request to Correct, or Request to Delete (“Consumer Rights Request”), as described above, through the following toll-free telephone number: 833-271-8296, or e-mail us at privacy@apollo.com.

We are only required to respond to verifiable Consumer Rights Requests made by you or your legally authorized agent. When you submit a Consumer Rights Request, we may ask that you provide clarifying or identifying information to verify your request. Such information may include, at a minimum, depending on the sensitivity of the information you are requesting and the type of request you are making, your name and email address. Any information gathered as part of the verification process will be used for verification purposes only.

You are permitted to designate an authorized agent to submit a Consumer Rights Request on your behalf and have that authorized agent submit the request through the aforementioned methods. In order to be able to act, authorized agents have to submit proof that they are authorized to act on your behalf or have a power of attorney. We may also require that you directly verify your own identity with us and directly confirm with us that you provided the authorized agent permission to submit the request.

Contact

This Privacy Notice and Appendix are available in alternative formats upon request. Please contact privacy@apollo.com with any questions about this notice or our data privacy and data protection practices or to request this Privacy Notice in an alternative format. The Apollo point of contact for Apollo entities established outside the European Union and United Kingdom is: Apollo Management International LLP, 25 St. George Street, London W1S 1FS, United Kingdom.

The Privacy Notice was last updated on December 17, 2024, and supersedes any previously distributed Privacy Notice. From time to time, we may update this Privacy Notice. To the extent there are material changes with respect to our disclosure practices, we will issue an updated Privacy Notice that is reflective of such practices.

51

Apollo Diversified Real Estate Fund
Class M Shares (GMREX) of Beneficial Interest

February 1, 2025

Investment Adviser
Apollo Real Estate Fund Adviser, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

FEBRUARY 1, 2025

APOLLO DIVERSIFIED REAL ESTATE FUND

Class M Shares (GMREX) of Beneficial Interest

Principal Executive Offices

9 West 57th Street, New York, New York 10019

1-888-926-2688

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the Class M prospectus of Apollo Diversified Real Estate Fund (the “Fund” or the “Trust”), dated February 1, 2025 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-888-926-2688 or by visiting https://www.apollo.com/adref . Information on the website is not incorporated herein by reference. The Fund’s filings with the SEC also are available to the public on the SEC’s Internet web site at https://www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

1

TABLE OF CONTENTS

General Information and History	2
Investment Objective and Policies	3
Repurchases and Transfers of Shares	15
Management of the Fund	20
Codes of Ethics	27
Proxy Voting Policies and Procedures	28
Control Persons and Principal Holders	28
Investment Advisory and Other Services	29
Portfolio Managers	30
Allocation of Brokerage	33
Tax Status	34
Other Information	39
Independent Registered Public Accounting Firm	39
Financial Statements	40
appendix a – APOLLO REAL ESTATE FUND ADVISER, llc proxy voting policies and procedures	41
appendix b – CENTERSQUARE INVESTMENT MANAGEMENT LLC proxy voting policies and procedures	45

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on November 5, 2013. The Fund’s principal office is located at c/o Apollo Real Estate Fund Adviser, LLC, 9 West 57th Street, New York, New York 10019, and its telephone number is 1-888-926-2688. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate, on a class-specific basis, equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive or conversion rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund offers multiple classes of shares, including Class M shares. Information on Class A and Class C shares is available in a separate Statement of Additional Information. Information on Class I and Class L shares is available in separate Statements of Additional Information. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees’ fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Board of Trustees of the Fund (the “Board” or the “Trustees”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

2

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to generate a return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)	Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2)	Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)	Purchase securities on margin, but may sell securities short and write call options.

(4)	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

(5)	Invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry, except the real estate industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities, as well as to investments in investment companies that primarily invest in such securities. Under normal circumstances, the Fund invests over 25% of its assets in the securities of companies or entities in the real estate industry.

3

(6)	Purchase or sell commodities, commodity contracts, including commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)	Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this restriction shall not prevent the Fund from investing in securities of companies engaged in the real estate business or securities or other instruments backed by real estate or mortgages), or commodities or commodity contracts.

(8)	Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities.

(9)

With respect to 75% of its total assets, the Fund may not: (i) purchase 10% or more of the outstanding voting securities of any one issuer; or (ii) purchase securities of any issuer if, as a result, 5% or more of the Fund’s total assets would be invested in that issuer’s securities. This limitation does not apply to investments in (i) cash and cash items; (ii) securities of other registered investment companies; and (iii) obligations of the United States Government, its agencies, or instrumentalities.

Other Fundamental Policies

(1)	In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than for 5% of the shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

(2)	The Fund may invest in real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

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Non-Fundamental Policies

The following are additional investment limitations of the Fund and may be changed by the Board without shareholder approval.

1.	80% Investment Policy. The Fund has adopted a policy to invest at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate industry securities, as defined in the Prospectus. Shareholders of the Fund will be provided with at least 60 days prior notice of any change in a Fund’s 80% policy. The notice will be provided in a separate written document containing the following, or similar, statement, in boldface type: “Important Notice Regarding Change in Investment Policy.” The statement will also appear on the envelope in which the notice is delivered, unless the notice is delivered separately from other communications to the shareholder.

If a restriction on a Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of a Fund’s investment portfolio, resulting from changes in the value of a Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law. In addition, if the Fund invests in one or more investment companies, the Fund will examine the holdings of such investment companies to ensure that the Fund is not indirectly concentrating its investments in a particular industry.

Certain Portfolio Securities and Other Operating Policies

As discussed in the Prospectus, the Fund invests in securities of private, institutional real estate investment funds managed by institutional investment managers (“Private Investment Funds”); publicly traded real estate investment trusts; publicly traded real estate operating companies; exchange traded funds (“ETFs”); index mutual funds; and other investment vehicles such as closed-end funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. The Fund’s investment adviser is Apollo Real Estate Fund Adviser, LLC (the “Adviser”). The Adviser is responsible for allocating the Fund’s assets among various securities using its investment strategies, subject to policies adopted by the Board. Additional information regarding the types of securities and financial instruments is set forth below.

Private Investment Funds

The Fund attempts to achieve its investment objectives by allocating its capital among a select group of institutional asset managers with expertise in managing portfolios of real estate, real estate debt and real estate related securities. Private Investment Funds typically accept investments on a quarterly basis, have quarterly repurchases, and do not have a defined termination date.

In addition to diversification across property type and geographic markets, Private Investment Funds may diversify by differing underlying economic drivers, including anticipated job growth, population growth or inflation. No specific limits have been established within the Fund’s investment guidelines for property type and geographic investments; however, many of the Private Investment Funds have NAV limitations for any one individual property held by such Funds relative to the NAV of the Private Investment Fund’s overall portfolio. While some institutional asset managers will seek diversification across property types, certain Private Investment Funds may have a more specific focus and not seek such diversification, but instead utilize an investment strategy utilizing expertise within specific or multiple property categories.

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The Private Investment Funds may utilize leverage, pursuant to their operative documents, as a way to seek or enhance returns. Dependent upon the investment strategy, geographic focus and/or other economic or property specific factors, each Private Investment Fund will have differing limitations on the utilization of leverage. Such limitations are Private Investment Fund specific and may apply to an overall portfolio limitation as well as a property specific limitation. The Fund will limit its borrowing and the overall leverage of its portfolio to an amount that does not exceed 33 1/3% of the Fund’s gross asset value.

Other Investment Companies

The Fund may invest in securities of other investment companies, including ETFs. The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests, in addition to the management fees (and other expenses) paid by the Fund. The Fund’s investments in other investment companies are subject to statutory limitations prescribed by the 1940 Act, including in certain circumstances a prohibition on the Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund’s total assets in securities of any one investment company or more than 10% of its total assets in the securities of investment companies in the aggregate. In addition, Rule 12d1-4 of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) the Fund does not control the acquired fund; (ii) the Fund uses mirror voting if it holds more than 25% of an acquired open-end fund due to a decrease in the outstanding securities of the acquired fund and if it holds more than 10% of a closed-end fund; (iii) the Adviser and the investment adviser to the acquired fund make certain findings regarding the fund of funds arrangement, after considering specific factors; (iv) the Fund and acquired funds not advised by the Adviser have entered into an agreement prior to exceeding the limits of section 12(d)(1); and (v) the Fund is not part of a three tiered or more fund of funds structure. Many ETFs, however, have obtained exemptive relief from the SEC to permit unaffiliated funds (such as the Fund) to invest in their shares beyond these statutory limits, subject to certain conditions and pursuant to contractual arrangements between the ETFs and the investing funds. The Fund may rely on these exemptive orders in investing in ETFs.

ETFs are shares of unaffiliated investment companies issuing shares which are traded like traditional equity securities on a national stock exchange. Much like an index mutual fund, an ETF represents a portfolio of securities, which is often designed to track a particular market segment or index. An investment in an ETF, like one in any investment company, carries the same risks as those of its underlying securities. An ETF may fail to accurately track the returns of the market segment or index that it is designed to track, and the price of an ETF’s shares may fluctuate or lose money. In addition, because they, unlike other investment companies, are traded on an exchange, ETFs are subject to the following risks: (i) the market price of the ETF’s shares may trade at a premium or discount to the ETF’s net asset value; (ii) an active trading market for an ETF may not develop or be maintained; and (iii) there is no assurance that the requirements of the exchange necessary to maintain the listing of the ETF will continue to be met or remain unchanged. In the event substantial market or other disruptions affecting ETFs should occur in the future, the liquidity and value of the Fund’s shares could also be substantially and adversely affected.

Although not a principal investment strategy, the Fund may invest up to 10% of its assets in private funds employing hedging strategies (commonly known as “hedge funds”, i.e., investment funds that would be investment companies but for the exemptions under Rule 3(c)(1) or 3(c)(7) under the 1940 Act). Among other things, the hedge funds may invest in U.S. and non-U.S. equity and debt securities and may engage in leverage, short selling and derivative transactions. Hedge funds typically offer their securities privately without registration under the Securities Act, in large minimum denominations (often at least $1 million) to a limited number of high net worth individual and institutional investors hedge funds are not registered as investment companies under the 1940 Act pursuant to an exemption from registration under the 1940 Act.

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Typically, investment managers of hedge funds are compensated through asset-based fees and incentive-based allocations. The hedge funds employ a variety of “alternative” investment strategies to achieve attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns) with low correlation to the broad equity and fixed-income markets. “Alternative” investment strategies, unlike “relative return strategies,” are generally managed without reference to the performance of equity, debt and other markets. Alternative investment strategies permit the managers of hedge funds to use leveraged or short sale positions to take advantage of perceived inefficiencies in the global capital markets. Alternative investment strategies differ from the investment programs of traditional registered investment companies, such as mutual funds. “Traditional” investment companies are generally characterized by long-only investments and restricted use of leverage.

Residential and Commercial Debt Securities

The Fund may also invest in residential and commercial debt securities. These mortgage-backed securities include those issued by the Government National Mortgage Association (“GNMA”), Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”) or certain foreign issuers. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property. The mortgages backing these securities include, among other mortgage instruments, conventional 30-year fixed-rate mortgages, 15-year fixed-rate mortgages, graduated payment mortgages and adjustable rate mortgages. The government or the issuing agency typically guarantees the payment of interest and principal of these securities. However, the guarantees do not extend to the securities’ yield or value, which are likely to vary inversely with fluctuations in interest rates, nor do the guarantees extend to the yield or value of a Fund’s shares. These securities generally are “pass-through” instruments, through which the holders receive a share of all interest and principal payments from the mortgages underlying the securities, net of certain fees.

Yields on pass-through securities are typically quoted by investment dealers and vendors based on the maturity of the underlying instruments and the associated average life assumption. The average life of pass-through pools varies with the maturities of the underlying mortgage loans. A pool’s term may be shortened by unscheduled or early payments of principal on the underlying mortgages. The occurrence of mortgage prepayments is affected by various factors, including the level of interest rates, general economic conditions, the location, scheduled maturity and age of the mortgage and other social and demographic conditions. Because prepayment rates of individual pools vary widely, it is not possible to predict accurately the average life of a particular pool. For pools of fixed-rate 30-year mortgages in a stable interest rate environment, a common industry practice in the U.S. has been to assume that prepayments will result in a 12-year average life, although it may vary depending on numerous factors. At present, pools, particularly those with loans with other maturities or different characteristics, are priced on an assumption of average life determined for each pool. In periods of falling interest rates, the rate of prepayment tends to increase, thereby shortening the actual average life of a pool of mortgage-related securities. Conversely, in periods of rising rates the rate of prepayment tends to decrease, thereby lengthening the actual average life of the pool. However, these effects may not be present, or may differ in degree, if the mortgage loans in the pools have adjustable interest rates or other special payment terms, such as a prepayment charge. Actual prepayment experience may cause the yield of mortgage-backed securities to differ from the assumed average life yield. Reinvestment of prepayments may occur at higher or lower interest rates than the original investment, thus affecting a Fund’s yield.

The rate of interest on mortgage-backed securities is lower than the interest rates paid on the mortgages included in the underlying pool due to the annual fees paid to the servicer of the mortgage pool for passing through monthly payments to certificate holders and to any guarantor, such as GNMA, and due to any yield retained by the issuer. Actual yield to the holder may vary from the coupon rate, even if adjustable, if the mortgage-backed securities are purchased or traded in the secondary market at a premium or discount. In addition, there is normally some delay between the time the issuer receives mortgage payments from the servicer and the time the issuer makes the payments on the mortgage-backed securities, and this delay reduces the effective yield to the holder of such securities.

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The Fund may invest in other types of residential and commercial debt securities such as FHLMC Structured Pass-Through Certificates, known as “K-Notes.” K-Notes are securitized interests in apartment mortgage notes that are assembled by the FHLMC and issued by special purpose trusts. K-Notes are issued with varying levels of maturity and seniority. Some K-Notes are repurchased and reissued by FHLMC with a FHLMC guarantee, while other K-Notes do not have a FHLMC guarantee. The Fund may invest in the privately offered subordinate classes of K-Notes. Because more-senior classes have payment priority over subordinate classes of K-Notes, the value of subordinate K-Notes is highly sensitive to the default rate and foreclosure recovery rate on the underlying apartment loans. Subordinate K-Notes are also subject to liquidity risk because they are not available to the investing public and have a limited secondary market composed of institutional investors.

Foreign Securities

The Fund may invest, directly or indirectly, in non-U.S. real estate companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

Emerging Markets Securities

The Fund may invest, directly or indirectly, in issuers domiciled in emerging markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

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Additional risks of emerging markets securities may include (i) greater social, economic and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging technique, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

Money Market Instruments

The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or the Public Sub-Adviser deems appropriate under the circumstances. Pending allocation of the offering proceeds of this offering and thereafter, from time to time, the Fund also may invest in these instruments and other investment vehicles. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (the “FDIC”), and repurchase agreements.

Special Investment Techniques

The Fund may use a variety of special investment instruments and techniques to hedge against various risks or other factors and variables that may affect the values of the Fund’s portfolio securities. The Fund may employ different techniques over time, as new instruments and techniques are introduced or as a result of regulatory developments. Some special investment techniques that the Fund may use may be considered speculative and involve a high degree of risk, even when used for hedging purposes. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities.

Derivatives

The Fund may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

The Fund relies on certain exemptions in Rule 18f-4 to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Under Rule 18f-4, “derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in Rule 18f-4(d)(1)(ii), reverse repurchase agreements and similar financing transactions. The Fund may enter into unfunded loan commitments, which are contractual obligations for future funding. Unfunded loan commitments represent a future obligation in full, even though a percentage of the notional loan amounts may not be utilized by the borrower. The Fund will rely on an exemption in Rule 18f-4(e) when entering into unfunded commitment agreements, which includes any commitment to make a loan to a company, including term loans, delayed draw term loans, and revolvers, or to invest equity in a company. The Fund will rely on an exemption in Rule 18f-4(f) when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced commitments, and dollar rolls) and non-standard settlement cycle securities, if certain conditions are met.

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The Fund operates as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule 18f-4. To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule 18f-4). If the Fund ceases to qualify as a “limited derivatives user” as defined in Rule 18f-4, the rule would, among other things, require the Fund to establish a comprehensive derivatives risk management program, to comply with certain value- at-risk based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.

Options and Futures. The Fund may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter (“OTC”) market, or they may be negotiated directly with counterparties. In cases where instruments are purchased OTC or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out a position.

The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call options for both hedging purposes and to pursue the Fund’s investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

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The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations to avoid regulation as a commodity pool. The CFTC eliminated limitations on futures trading by certain regulated entities, including registered investment companies, and consequently registered investment companies may engage in unlimited futures transactions and options thereon provided that the investment manager to such company claims an exclusion from regulation as a commodity pool operator. If the Fund were to use derivatives subject to regulation by the CFTC in connection with its management of the Fund, the Adviser will claim such an exclusion from registration as a commodity pool operator under the Commodity Exchange Act (“CEA”). Therefore, it would not be subject to the registration and regulatory requirements of the CEA.

Successful use of futures also is subject to the Adviser’s ability to correctly predict movements in the relevant market. To the extent that a transaction is entered into for hedging purposes, successful use is also subject to the Adviser’s ability to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price.

Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the OTC market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Swap Agreements. The Fund may enter into a variety of swap agreements, including equity, interest rate, and index swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

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Government Regulation of Derivatives. It is possible that government regulation of various types of derivative instruments, including futures and swap agreements, may limit or prevent the Fund from using such instruments as a part of its investment strategy, and could ultimately prevent the Fund from being able to achieve its investment objective. It is impossible to predict fully the effects of legislation and regulation in this area, but the effects could be substantial and adverse.

The futures markets are subject to comprehensive statutes, regulations, and margin requirements. The SEC, the CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the implementation or reduction of speculative position limits, the implementation of higher margin requirements, the establishment of daily price limits and the suspension of trading.

The regulation of swaps and futures transactions in the U.S., the European Union and other jurisdictions is a rapidly changing area of law and is subject to modification by government and judicial action. There is a possibility of future regulatory changes altering, perhaps to a material extent, the nature of an investment in the Fund or the ability of the Fund to continue to implement its investment strategies.

Under recently adopted rules and regulations, transactions in some types of swaps (including interest rate swaps and credit default swaps on North American and European indices) are required to be centrally cleared, and additional types of swaps may be required to be centrally cleared in the future. In a transaction involving those swaps (“cleared derivatives”), the Fund’s counterparty is a clearing house, rather than a bank or broker. Since the Fund is not a member of a clearing house and only clearing members can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives transactions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through its accounts at clearing members. Clearing members guarantee performance of their clients’ obligations to the clearing house.

In addition, U.S. regulators, the European Union and certain other jurisdictions have adopted minimum margin and capital requirements for uncleared OTC derivatives transactions. It is expected that these regulations will have a material impact on the Fund’s use of uncleared derivatives. These rules will impose minimum margin requirements on derivatives transactions between the Fund and its swap counterparties and may increase the amount of margin the Fund is required to provide. They will impose regulatory requirements on the timing of transferring margin, which may accelerate the Fund’s current margin process. They will also effectively require changes to typical derivatives margin documentation. Such requirements could increase the amount of margin the Fund needs to provide in connection with uncleared derivatives transactions and, therefore, make such transactions more expensive.

The regulation of the derivatives markets has increased over the past several years, and additional future regulation of the derivatives markets may make derivatives more costly, may limit the availability or reduce the liquidity of derivatives or may otherwise adversely affect the value or performance of derivatives. For instance, in October 2020, the SEC adopted Rule 18f-4 under the 1940 Act providing for the regulation of a registered investment company’s use of derivatives, short sales, reverse repurchase agreements, and certain other instruments. Under Rule 18f-4, a fund’s derivatives exposure is limited through a value-at-risk test and requires the adoption and implementation of a derivatives risk management program for certain derivatives users. However, subject to certain conditions, funds that do not invest heavily in derivatives may be deemed limited derivatives users (as defined in Rule 18f-4) and would not be subject to the full requirements of Rule 18f-4. In connection with the adoption of Rule 18f-4, the SEC also eliminated the asset segregation and cover framework arising from prior SEC guidance for covering derivatives and certain financial instruments, as discussed herein. Rule 18f-4 could limit the Fund’s ability to engage in certain derivatives and other transactions and/or increase the costs of such transactions, which could adversely affect the value or performance of the Fund.

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When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss. The Fund will rely on an exemption in Rule 18f-4(f) when purchasing when-issued and forward commitment securities, if certain conditions are met.

Credit Facilities and Securities Lending

The Fund has entered into secured bank lines of credit through BNP Paribas Prime Brokerage International, Ltd. (“BNP”) (the “BNP Credit Facility”) and Bank of America, n.a. (“Bank of America”, collectively, with BNP the “Banks”) (the “Bank of America Credit Facility”, collectively, with the BNP Credit Facility, the “Credit Facilities”) for the purpose of investment purchases subject to the limitations of the 1940 Act for borrowings. As collateral for the Credit Facilities, the Fund grants the Banks a first position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts.

The BNP Credit Facility also permits, subject to certain conditions, BNP to rehypothecate portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The Fund continues to receive dividends and interest on rehypothecated securities. The Fund also has the right under the BNP Credit Facility to recall the rehypothecated securities from BNP on demand. If BNP fails to deliver the recalled security in a timely manner, the Fund will be compensated by BNP for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, the Fund, upon notice to BNP, may reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The Fund may receive a portion of the fees earned by BNP in connection with the rehypothecation of portfolio securities. This rehypothecation provision of the BNP Credit Facility is intended to permit the Fund to reduce the cost of its borrowings under the BNP Credit Facility.

In connection with the use of the BNP Credit Facility, the Fund permits the lender, subject to certain conditions, to rehypothecate (i.e., lend to other counterparties) portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The terms of the BNP Credit Facility provide that the Fund continue to receive dividends and interest on rehypothecated securities. The Fund has the right under the BNP Credit Facility to recall rehypothecated securities from BNP on demand. If BNP fails to deliver a recalled security in a timely manner, the BNP Credit Facility provides for compensation by BNP to the Fund for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, for the Fund, upon notice to BNP, to reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The terms of the BNP Credit Facility pursuant to which portfolio securities pledged by the Fund are rehypothecated may provide for receipt by the Fund, either directly or indirectly through a reduction in the costs associated with the BNP Credit Facility, of a portion of the fees earned by BNP in connection with the rehypothecation of such portfolio securities. Rehypothecation by BNP of the Fund’s pledged portfolio securities entails risks, including the risk that BNP will be unable or unwilling to return rehypothecated securities, which could result in, among other things, the inability of the Fund to find suitable investments to replace the unreturned securities, thereby impairing the ability the Fund to achieve its investment objective.

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Operational and Cybersecurity Risk

The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.

For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.

With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountant, fund administrator, transfer agent, pricing vendors and/or other third party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. The Fund also may incur substantial costs for cybersecurity risk management in order to guard against any cyber incidents in the future. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified, in large part because different unknown threats may emerge in the future. Similar types of cybersecurity risks also are present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect such a counterparty’s ability to meets it obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.

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Portfolio Turnover

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the underlying funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the underlying funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. The portfolio turnover rate for the fiscal year ended September 30, 2024 was 15% and for the fiscal year ended September 30, 2023 was 16%.

REPURCHASES AND TRANSFERS OF SHARES

Repurchase Offers

The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms

1.	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time.

2.	The repurchase offers will be made in March, June, September and December of each year.

3.	The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer no less than 21 days and more than 42 of the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day) (the “Repurchase Request Deadline”).

4.	The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the net asset value applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

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The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2.00% of the proceeds. Generally, the Fund does not charge a repurchase fee. However, a Class C shareholder who tenders for repurchase of such shareholder’s Class C shares during the first 365 days following such shareholder’s initial capital contribution, such they are repurchased after being held less than 365 days, will be subject to a fee of 1.00% of the value of the original purchase price of the shares repurchased by the Fund (a “Contingent Deferred Sales Charge”). The Fund or its designee may waive the imposition of the Contingent Deferred Sales Charge in the following shareholder situations: (1) shareholder death or (2) shareholder disability. Any such waiver does not imply that the Contingent Deferred Sales Charge will be waived at any time in the future or that such Contingent Deferred Sales Charge will be waived for any other shareholder. Class A, Class I, Class M and Class L shares are not subject to a Contingent Deferred Sales Charge. The Fund may rely on Rule 23c-3 only so long as the Board satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures: All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the outstanding shares of the Fund on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification: No less than 21 days and more than 42 before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

1.	A statement that the Fund is offering to repurchase its shares from shareholders at net asset value;

2.	Any fees applicable to such repurchase, if any;

3.	The Repurchase Offer Amount;

4.	The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5.	The risk of fluctuation in net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6.	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7.	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.	The circumstances in which the Fund may suspend or postpone a repurchase offer;

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9.	The net asset value of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the net asset value thereafter; and

10.	The market price, if any, of the shares on the date on which such net asset value was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of less than 100 shares and who tender all of their shares for repurchase, before prorating shares tendered by others, or

2.	Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.	If the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”);

2.	If the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

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3.	For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

4.	For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value: The Fund’s current NAV per share shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV need not be calculated on:

1.	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2.	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3.	Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy: The Board may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Fund’s investment adviser, but shall continue to be responsible for monitoring the investment adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

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1.	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)	The frequency of trades and quotes for the security.

(b)	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c)	Dealer undertakings to make a market in the security.

(d)	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e)	The size of the Fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.	If market developments impair the liquidity of a security, the investment adviser should review the advisability of retaining the security in the portfolio. The investment adviser should report to the basis for its determination to retain a security at the next Board meeting.

3.	The Board shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4.	These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1.	Disclosure of its fundamental policy regarding periodic repurchase offers.

2.	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

a.	the number of repurchase offers,

b.	the repurchase offer amount and the amount tendered in each repurchase offer,

c.	and the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

Advertising: The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with the Financial Industry Regulatory Authority, Inc. (“FINRA”) or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

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Involuntary Repurchases

Subject to limitations in the Fund’s Agreement and Declaration of Trust, the 1940 Act and the rules thereunder, the Board, in its sole discretion, may cause a mandatory repurchase by the Fund of a shareholder’s shares if (i) such shares have been transferred in violation of the Fund’s Agreement and Declaration of Trust, or such shares have vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; (ii) ownership of shares by a shareholder or other person will cause the Fund to be in violation of, or require registration of any shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; (iii) continued ownership of such shares may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; (iv) such shareholder owns shares having an aggregate NAV less than an amount determined from time to time by the Board; (v) any of the representations and warranties made by a shareholder in connection with the acquisition of shares thereof was not true when made or has ceased to be true; or (vi) it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase such shares.

Transfers of Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with such transfer.

MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Trust is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Trust’s By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of four individuals, one of whom is an “interested person” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Interested Trustees”) and three of whom are not deemed to be “interested persons” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Independent Trustees”). Pursuant to the Governing Documents of the Trust, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust’s purposes. The Trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

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Board Leadership Structure

Stuart Rothstein is the Chairman of the Board. Under the Trust’s Agreement and Declaration of Trust and By-Laws, the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. The Trust believes that its Chairman, the chair of the Audit Committee, the chair of the Governance Committee, and, as an entity, the full Board, provide effective leadership that is in the best interests of the Trust and each shareholder.

Mr. Rothstein may be deemed to be an interested person of the Trust by virtue of his senior management role at Apollo and the portfolio management services he provides to the Fund. The Trustees have determined that an interested Chairman is appropriate and benefits shareholders because an interested Chairman has a personal and professional stake in the quality and continuity of services provided to the Fund. The Independent Trustees exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the trustee happens to be independent or a member of management. The Independent Trustees have determined that they can act independently and effectively without having an Independent Trustee serve as Chairman and that a key structural component for assuring that they are in a position to do so is for the Independent Trustees to constitute a substantial majority of the Board. The Independent Trustees also meet quarterly in executive session without Mr. Rothstein. In view of the small size of the Board, the Independent Trustees have not designated any single trustee to be the lead Independent Trustee at this time.

Board Risk Oversight The Board is comprised of four Trustees, three of whom are Independent Trustees. The Board has established an independent Audit Committee with a separate chair and an independent Governance Committee with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. The Governance Committee assists the Board in adopting fund governance practices and meeting certain “fund governance standards.” Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications

Nathan Headrick -- Mr. Headrick was a founder and Managing Director of BluWater Group from 2019-2024. Mr. Headrick helped create and place $14 billion of securities, representing dozens of private funds and public funds with KKR, Macquarie, CNL and CB Richard Ellis.

Mr. Headrick earned his Juris Doctor from Georgetown University Law Center. He additionally holds a Masters of Theology from Harvard University and is a graduate of the University of North Carolina.

In 2008, Mr. Headrick was inducted into the bar of the United States Supreme Court. The same year, he received the Orlando Business Journal 40 Under 40 Award. His community activities include service on the boards of the Class of 1938 Foundation, the Orange County Regional History Center, Junior Achievement of Florida, Florida Children’s Hospital, and United Cerebral Palsy of Central Florida.

Robb Chapin -- Mr. Chapin currently serves as Executive Chairman of Channel Marker Advisors. Mr. Chapin has over 23 years of experience in commercial real estate. His experience has included:

From 2013 to late 2024, Mr, Chapin served as Chief Executive Officer and Co-Chief Investment Officer of Bridge Seniors Housing Fund Manager LLC (“BHSF”), which manages a series of closed in private equity real estate funds that focus on investments in private pay seniors housing and other healthcare related properties. From late 2005 to 2013, Mr. Chapin served as Co-Chief Executive Officer for Servant Capital Group and Co-Founder of Servant Healthcare Investments, LLC, (“SHI”) an affiliate of Servant Capital Group where he was responsible for corporate strategy, capital formation and served on the executive committee. Servant Healthcare Investments was the sub-advisors to a public non-traded healthcare REIT focused on seniors housing and other healthcare related properties and the GP/sponsor of a private healthcare development fund.

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From 1999 to 2005, Mr. Chapin served as Executive Vice President for Trustreet Properties, Inc. (“A CNL Legacy Fund”), a publicly traded REIT with over 3,000 properties in over 40 states. He managed the investment strategy nationally for the acquisition of single-tenant net leased properties and was responsible for over $2 billion of commercial real estate acquisitions and investments and served on the company’s investment committee.

From 1997 to 1998, Mr. Chapin participated in the formation of CNL Retirement Properties, a public non-trade REIT that included 275 properties seniors housing and medical properties across 38 states. Prior to joining CNL in 1997, he was the President of Leader Enterprises, a premier sports marketing company.

Mr. Chapin received his Bachelor of Science from Appalachian State University and completed significant course work toward his Master of Business Administration at the Crummer Graduate School of Business at Rollins College in Winter Park, Florida.

Ira Cohen -- Mr. Cohen is a successful mutual fund executive with over 41 years of retail, offshore and institutional experience. He is Executive Vice President of Asset Management Services for Recognos Financial, a provider of semantic data analysis for the financial services industry. He currently serves as an Independent Trustee for the Valued Advisors Trust and as an Independent Trustee and the Chairman of the Board of Trustees for the Angel Oak Funds Trust. In addition, he serves as Trustee for US FIT, a local government pool investment fund. Over the past ten years Mr. Cohen has served as managing principal of a boutique consulting company providing advisory and compliance related services. Mr. Cohen’s client list includes Depository Trust & Clearing Corporation (DTCC), Goldman Sachs, Fidelity, Waddell & Reed, Commonwealth Funds, DST Systems and FINRA.

Previously, Mr. Cohen spent 13 years as a Senior Vice President of INVESCO Fund Services, formerly known as AIM Investments. Mr. Cohen was responsible for all Transfer Agent Operations and Services for retail, retirement, institutional and offshore funds. Before joining INVESCO he held senior management positions at Bank of New York and Prudential Mutual Fund Services.

As a highly sought-after industry thought leader, Mr. Cohen is a frequent keynote speaker at top industry conferences and holds key positions across numerous industry organizations. Mr. Cohen has held FINRA Registered Series 6, Series 26 and Series 63 licenses.

A list of the Trustees and executive officers of the Trust and their principal occupation and other directorships over the last five years are shown below. Unless otherwise noted, the address of each Trustee and Officer is 9 West 57th Street, New York, New York 10019.

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Independent Trustees

Name and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Nathan Headrick (1974)	Trustee Since 2014	Managing Director, BluWater Group (financial services firm), 2019 – 2024	1	Apollo Diversified Credit Fund, 2017 - 2022.
Robb Chapin (1962)	Trustee Since 2014	Executive Chairman, Channel Marker Advisors (strategic business advisory services), 2024-present; Chief Executive Officer and Co-Chief Investment Officer, Bridge Seniors Housing Fund Manager, LLC (real estate fund management), 2013 -2024.	1	Bridge Seniors Housing & Medical Properties Fund, LP (real estate fund), 2013 - 2024 Apollo Diversified Credit Fund, 2017 - 2022.
Ira Cohen (1959)	Trustee Since 2014	Executive Vice President, Recognos Financial (financial data services firm), 2015 - present; and Chief Executive Officer, Ira Cohen Consulting, LLC (mutual fund operations consulting firm), 2005 - present.	1	Valued Advisers Trust (all series), 2010 - present; Angel Oak Credit Opportunities Term Trust, 2021 – present; Angel Oak Financial Strategies Income Term Trust, 2018 - present; Angel Oak Strategic Credit Fund, 2017 - present; and Angel Oak Funds Trust (for all of its series), 2014 – present; Apollo Diversified Credit Fund, 2017 – 2022; Angel Oak Dynamic Financial Strategies Income Term Trust, 2019 – 2022.

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Interested Trustees and Officers

Name and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Stuart Rothstein (1966)	Chairman, Trustee and President Since 2024	Partner and Chief Operating Officer – Real Estate, Apollo Global Management, Inc., 2009 to present; Chief Operating Officer – Asset Backed Finance, Apollo Global Management, Inc., 2023 to present; Director and Chairperson, Apollo Asset Backed Credit Company LLC, 2024 to present; Director and Chairperson, Apollo Realty Income Solutions, Inc., 2021 to present; Director, President and Chief Executive Officer, Apollo Commercial Real Estate Finance, Inc., 2012 to present.	1	Director and Chairperson, Apollo Asset Backed Credit Company LLC, 2024 to present; Director and Chairperson, Apollo Realty Income Solutions, Inc., 2021 to present; Director, President and Chief Executive Officer, Apollo Commercial Real Estate Finance, Inc., 2012 to present.
Kenneth Seifert (1978)	Treasurer and Chief Financial Officer Since 2022	Controller, Principal and Director, Apollo Global Management, Inc. since 2021 and 2017, respectively; Treasurer and Chief Financial Officer of Apollo Diversified Credit Fund since 2022; Treasurer, Chief Financial Officer and Principal Financial Officer of Apollo S3 Private Markets Fund from 2023 to 2024; Treasurer and Chief Financial Officer of Apollo Senior Floating Rate Fund Inc. and Apollo Tactical Income Fund Inc., 2021 to 2024, Controller 2017 to 2021.	n/a	n/a

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Kristin Hester (1980)	Chief Legal Officer and Secretary Since 2024	Managing Director, General Counsel-Regulated Funds, Apollo Global Management, Inc., 2015 to present; Chief Legal Officer, MidCap Financial Investment Corporation, Apollo Debt Solutions BDC, and Redding Ridge Asset Management LLC, 2022 to present; Chief Legal Officer and Secretary of Apollo Diversified Credit Fund, 2022 to present; Chief Legal Officer and Secretary of Apollo S3 Private Markets Fund, 2023 to present; Chief Legal Officer, Secretary and Vice President, Middle Market Apollo Institutional Private Lending, 2024 to present; Chief Legal Officer, Apollo Tactical Income Fund Inc. and Apollo Senior Floating Rate Fund Inc., 2022 to 2024.	n/a	n/a
Ryan Del Giudice (1990)	Chief Compliance Officer Since 2018, Vice President and Assistant Secretary Since 2020	Principal, Apollo Global Management, Inc., 2022 to present; Chief Compliance Officer, Apollo Diversified Credit Fund, 2018 to present; Chief Compliance Officer, MidCap Financial Investment Corporation, Apollo Debt Solutions BDC and Apollo S3 Private Markets Fund, 2023 to present; Chief Compliance Officer, Middle Market Apollo Institutional Private Lending, 2024 to present; Chief Compliance Officer, Apollo Tactical Income Fund Inc. and Apollo Senior Floating Rate Fund Inc., 2023 to 2024; Chief Compliance Officer, Griffin Capital Asset Management Company, LLC, 2017 to 2022.	n/a	n/a

*	The term of office for each Trustee and officer listed above will continue indefinitely.
**	The term “Fund Complex” refers to Apollo Diversified Real Estate Fund.
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Board Committees

The Board has established two standing committees: the Audit Committee and the Governance Committee.

Audit Committee

The Board has an Audit Committee that consists of all the Trustees, except for Mr. Rothstein, each of whom is an Independent Trustee. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Trust’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Trust’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Trust’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. During the fiscal year ended September 30, 2024, the Audit Committee held six meetings.

Governance Committee

The Board has a Governance Committee that consists of all the Trustees, except for Mr. Rothstein, each of whom is not an “interested person” of the Trust within the meaning of the 1940 Act. The Governance Committee assists the Board in adopting fund governance practices and meeting certain fund governance standards. The Governance Committee operates pursuant to a Governance Committee Charter. The Governance Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Governance Committee generally will consider shareholder nominees to the extent required pursuant to rules under the 1934 Act. The Governance Committee reviews all nominations of potential trustees made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Governance Committee. The Governance Committee meets to consider nominees as is necessary or appropriate. The Governance Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. During the fiscal year ended September 30, 2024, the Governance Committee held one meeting.

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Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2024.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Robb Chapin	None	None
Ira Cohen	None	None
Nathan Headrick	None	None
Stuart Rothstein	None	None

Compensation

Each Independent Trustee receives an annual retainer of $57,750, paid quarterly, as well as reimbursement for any reasonable expenses incurred attending the meetings and $500 per Independent Trustee per each special telephonic meeting (exclusive of one special telephonic meeting per year). The Chair of the Audit Committee receives an additional $15,750 annually. None of the executive officers, with the exception of the Chief Compliance Officer, receive compensation from the Fund. Certain Trustees and officers of the Fund are also officers of the Adviser and are not paid by the Fund for serving in such capacities.

The table below details the amount of compensation the Trustees received from the Trust during the fiscal year ended September 30, 2024. The Trust does not have a bonus, profit sharing, pension or retirement plan.

Name of Trustee	Aggregate Compensation From Trust	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Directors
Robb Chapin	$57,750	None	None	$57,750
Ira Cohen	$73,500	None	None	$73,500
Nathan Headrick	$57,750	None	None	$57,750
Stuart Rothstein*	N/A	N/A	N/A	N/A
Randy Anderson**	None	None	None	None

*	Mr. Rothstein began serving as a Trustee effective December 31, 2024.
**	Dr. Anderson resigned from his position as a Trustee effective December 31, 2024.

CODES OF ETHICS

Each of the Fund, the Adviser, the Public Sub-Adviser, the Private Sub-Adviser and the Fund’s Distributor, has adopted a code of ethics (the “Code of Ethics”) under Rule 17j-1 of the 1940 Act. Rule 17j-1 and the Code of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel in their personal accounts. The Code of Ethics permit covered personnel, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Covered personnel may engage in personal securities transactions, subject to certain restrictions, and are required to report their personal securities transactions for monitoring purposes. The Code of Ethics for the Adviser and the Public Sub-Adviser are included as exhibits to the registration statement of which the Statement of Additional Information is incorporated. In addition, the Code of Ethics of the Adviser and the Public Sub-Adviser are available on the EDGAR database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of the Code of Ethics of the Adviser and Public Sub-Adviser, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

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PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Proxy Policies”) on behalf of the Trust, which delegate the responsibility for voting proxies to the Adviser, subject to the Board’s continuing oversight. The Adviser exercises voting authority over securities held by the Fund, generally private securities, and managed by the Adviser. The Adviser has delegated voting authority to the Public Sub-Adviser for securities held by the Fund, generally publicly traded securities, and managed by the Public Sub-Adviser. The Proxy Policies require that the Adviser and the Public Sub-Adviser vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Proxy Policies also require the Adviser and the Public Sub-Adviser to present to the Board, at least annually, the proxy voting policies of the Adviser and Public Sub-Adviser and a record of each proxy voted by the Adviser and the Public Sub-Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser or Public Sub-Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser or the Sub-Advisers, any affiliated person(s) of the Adviser or the Sub-Advisers, the Distributor or any affiliated person of the Distributor, or any affiliated person of the Trust and the Fund’s or its shareholder’s interests, the Adviser or the Sub-Advisers will resolve the conflict by voting in accordance with the policy guidelines or at the Trust’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the designated party will abstain from voting. Copies of the Adviser’s and the Public Sub-Adviser’s proxy voting policies is attached hereto as Appendix A and Appendix B, respectively.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 1-888-926-2688; (2) on the Fund’s website at www.apollo.com/adref; and (3) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at 1-888-926-2688 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of January 2, 2025, no entity or person owned of record or beneficially 5% or more of the outstanding Class M shares of the Fund.

As of the date of this SAI, none of the Trustees and officers owned shares of the Fund.

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INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Apollo Real Estate Fund Adviser, LLC, located at 9 West 57th Street, New York, New York 10019, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company formed in August 2013 for the purpose of advising the Fund. The Adviser is an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries.

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, will determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.50% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including all organization and offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.41% per annum of the Fund’s average daily net assets attributable to Class M shares (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect, at least until May 31, 2025, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days written notice to the Adviser. After May 31, 2025, the Expense Limitation Agreement may be renewed at the Adviser’s discretion.

During the fiscal years ended September 30, 2022, September 30, 2023, and September 30, 2024, the Fund paid $81,598,149, $84,350,016 and $69,524,849, respectively, in advisory fees to the Adviser. During the fiscal years ended September 30, 2022, September 30, 2023, and September 30, 2024, the Adviser did not waive any advisory fees or reimburse any Fund expenses under the Expense Limitation Agreement. During the fiscal years ended September 30, 2022, September 30, 2023, and September 30, 2024, the Adviser recouped previously waived advisory fees of $0, $0 and $542,664, respectively.

The Sub-Advisers

The Adviser has engaged Aon Investments USA Inc. (the “Private Sub-Adviser”), a registered investment adviser under the Advisers Act, to provide ongoing research, opinions and recommendations to the portion of the Fund’s investment portfolio that is allocated to private, institutional real estate investment funds managed by institutional investment managers. The Adviser has engaged CenterSquare Investment Management LLC (“Public Sub-Adviser”), a registered investment adviser under the Advisers Act, to manage the portion of the Fund’s investment portfolio that is allocated to publicly traded securities, including publicly traded income producing equity and debt real estate related securities.

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Sub-advisory services are provided to the Fund pursuant to agreements between the Adviser and both Aon Investments USA Inc. and CenterSquare Investment Management LLC. Under the terms of the respective subadvisory agreement, the Adviser compensates each Sub-Adviser based on a portion of the Fund’s average daily net assets which have been allocated to such Sub-Adviser to manage. Fees paid to each Sub-Adviser are not an expense of the Fund. The fee tables are as follows:

Annual Sub-Advisory Fee Rate as a Percentage of Average Daily Net Assets Managed by CenterSquare

$0 - $50M	0.50%
$50M - $100M	0.45%
$100M – $150M	0.40%
Over $150M	0.35%

Annual Sub-Advisory Fee Rate as a Percentage of Average Daily Net Assets Managed by Aon

$0 - $500M	0.15%
$500M - $750M	0.125%
$750M – $1B	0.10%
Over $1B	0.07%

During the fiscal years ended September 30, 2022, September 30, 2023, and September 30, 2024, the Adviser paid $3,276,334, $3,653,762 and $2,984,700, respectively, in fees to the Private Sub-Adviser. During the fiscal years ended September 30, 2022, September 30, 2023, and September 30, 2024, the Adviser paid $4,465,298, $5,661,857 and $6,130,934, respectively, in fees to the Public Sub-Adviser.

Conflicts of Interest

The Adviser may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser, provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate. Set out below are practices that the Adviser follows.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

PORTFOLIO MANAGERS

Spencer J. Propper — Mr. Propper is Partner, Real Assets at Apollo. Mr. Propper serves as one of our Portfolio Managers and has served as a member of the Investment Committee of the Adviser since its formation in 2014. Mr. Propper has also served as the Co-Chief Investment Officer of Apollo Realty Income Solutions, Inc. and a member of the Investment Committee of ARIS Management, LLC since June 2022. Previously, Mr. Propper served as Managing Director of Griffin Capital Company, LLC and Chief Operating Officer of Griffin Capital Asset Management Company, LLC. Prior to his roles with the Fund and the Adviser, Mr. Propper was a Director at Lakemont Group, a boutique real estate investment banking and consulting firm. Within this role Mr. Propper provided portfolio management services to the Bluerock Total Income Plus Real Estate Fund. Additionally, at the Lakemont Group, Mr. Propper was responsible for overseeing projects for a variety of clients including pension funds, private equity firms and publicly traded real estate companies and specialized in structured finance, market analysis and strategic due diligence. Mr. Propper holds a Master of Business Administration and Bachelor of Science in Finance and Real Estate from the University of Central Florida.

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Stuart Rothstein – Mr. Rothstein has been a Partner and the Chief Operating Officer – Real Estate of Apollo since 2009 and the Chief Operating Officer – Asset Backed Finance of Apollo since April 2023. In those roles, Mr. Rothstein is responsible for managing the day-to-day operations of the businesses as well as strategic planning development and implementation of growth and product strategies and new business development. Mr. Rothstein has served as a director of Apollo Realty Income Solutions, Inc. since September 2021 and Chairperson of the board of directors since June 2022. Since March 2012, Mr. Rothstein has been the President and Chief Executive Officer and one of the directors of Apollo Commercial Real Estate Finance, Inc. (NYSE: ARI) (“ARI”). From September 2009 through April 2013, Mr. Rothstein served as the Chief Financial Officer, Treasurer and Secretary of ARI and from January 2022 to April 2022, he also served as the interim Chief Financial Officer, Treasurer, and Secretary of ARI. Since February 2024, Mr. Rothstein has been chair of the board of directors of Apollo Asset Backed Credit Company LLC. Prior to joining Apollo in 2009, Mr. Rothstein was a Co-Managing Partner of Four Corners Properties, a privately held real estate investment company. Previously, he was employed by KKR Financial Advisors, LLC, RBC Capital Markets, Related Capital Company and Spieker Properties, Inc. Mr. Rothstein graduated from the Schreyer Honors College at the Pennsylvania State University with a BS in Accounting and received an MBA from the Stanford University Graduate School of Business. Mr. Rothstein was selected to serve on our board of directors because of the strategic leadership and business judgment he has demonstrated in his various leadership roles with Apollo and his extensive managerial and executive experience.

Mr. Propper and Mr. Rothstein each receives a fixed salary and retirement plan benefits. Mr. Rothstein and Mr. Propper are also entitled to receive a discretionary bonus, based upon, among other things, the performance of the Fund.

As of September 30, 2024, Dr. Anderson and Mr. Propper were responsible for the management of the following types of accounts in addition to the Fund:

Other Accounts By Type	Total Number of Accounts	Total Assets	Number of Accounts Subject to a Performance Fee	Total Assets Subject to a Performance Fee
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	1	$1,162,537,547	1	$54,127,748.19
Other Accounts	0	$0	0	$0

As of September 30, 2024, Mr. Rothstein was not responsible for the management of any other accounts in addition to the Fund.

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Actual or apparent conflicts of interest may arise when a Portfolio Manager has day-to-day management responsibilities with respect to more than one fund or other account.

Certain inherent conflicts of interest arise from the fact that the Portfolio Managers, the Adviser and its affiliates provide investment management services both to the Fund and the other Apollo-advised funds, including other funds, client accounts, proprietary accounts and any other investment vehicles that the Adviser and its affiliates may establish from time to time, in which the Fund will not have an interest. The Portfolio Managers, the Adviser and its affiliates may give advice and recommend securities to the other Apollo-advised funds that may differ from advice given to, or securities recommended or bought for, the Fund, even though their investment objectives may be the same or similar to those of the Fund.

The Adviser will seek to manage potential conflicts of interest in good faith; nonetheless, the portfolio strategies employed by the Portfolio Managers, the Adviser and its affiliates in managing the other Apollo-advised funds could conflict with the transactions and strategies employed by the Portfolio Managers in managing the Fund and may affect the prices and availability of the securities and instruments in which the Fund invests. Conversely, participation in specific investment opportunities may be appropriate, at times, for both the Fund and the other Apollo-advised funds. It is the policy of the Adviser to generally share appropriate investment opportunities (and sale opportunities) with the other Apollo-advised funds to the extent consistent with applicable legal requirements. In general, this policy will result in such opportunities being allocated pro rata among the Fund and the other Apollo-advised funds. Nevertheless, investments and/or opportunities may be allocated other than on a pro rata basis, to the extent it is done in good faith and does not, or is not reasonably expected to, result in an improper disadvantage or advantage to one participating Apollo-advised fund as compared to another participating Apollo-advised fund.

In the event investment opportunities are allocated among the Fund and the other Apollo-advised funds, the fund may not be able to structure its investment portfolio in the manner desired. Although the Adviser endeavors to allocate investment opportunities in a fair and equitable manner, it is possible that the fund may not be given the opportunity to participate in certain investments made by the other Apollo-advised funds or portfolio managers affiliated with the Adviser. Furthermore, the Fund and the other Apollo-advised funds may make investments in securities where the prevailing trading activity may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold by the Fund and the other Apollo-advised funds. When this occurs, the various prices may be averaged, and the Fund will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to the disadvantage of the Fund. In addition, under certain circumstances, the Fund may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.

It is possible that other Apollo-advised funds may make investments in the same or similar securities at different times and on different terms than the Fund. From time to time, the Fund and the other Apollo-advised funds may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. Conflicts may also arise because portfolio decisions regarding the Fund may benefit the other Apollo-advised funds. For example, the sale of a long position or establishment of a short position by the Fund may impair the price of the same security sold short by (and therefore benefit) one or more Apollo-advised funds, and the purchase of a security or covering of a short position in a security by the Fund may increase the price of the same security held by (and therefore benefit) one or more Apollo-advised funds. While these conflicts cannot be eliminated, the Adviser, when consistent with fund objectives, guidelines and other fiduciary considerations and when practicable, the Fund and the other Apollo-advised funds may hold investments in the same levels of an issuer’s capital structure in the same proportion at each level.

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Although the professional staff of the Adviser will devote as much time to the management of the Fund as the Adviser deems appropriate to perform its obligations, the professional staff of the Adviser may have conflicts in allocating its time and services among the Fund and other affiliated investment vehicles and accounts. The Adviser and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources of the Adviser and its professional staff. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of the Adviser and their officers and employees will not be devoted exclusively to the business of the Fund but will be allocated between the business of the registrant and the management of the monies of other clients of the Adviser’s affiliates.

A conflict of interest may arise where the financial or other benefits available to a Portfolio Manager differ among the accounts that he manages. If the structure of the Adviser’s (or its affiliates’) management fee or the Portfolio Manager’s compensation differs among accounts (such as where certain accounts pay higher management fees or performance based management fees), the Portfolio Managers may be motivated to favor accounts in which they have investment interests, or in which the Adviser or its affiliates have investment interests. Similarly, the desire to maintain assets under management or to enhance a Portfolio Manager’s performance record or to derive other rewards, financial or otherwise, could influence the Portfolio Manager in affording preferential treatment to those accounts that could most significantly benefit the Portfolio Manager. For example, as reflected above, if a Portfolio Manager manages accounts that have performance fee arrangements, certain portions of his compensation will depend on the achievement of performance milestones on those accounts. The Portfolio Manager could be incented to afford preferential treatment to those accounts and thereby be subject to a potential conflict of interest.

The Fund and the Adviser’s affiliates have adopted compliance policies and procedures that are reasonably designed to address the various conflicts of interest that may arise for the Adviser and its staff members. However, there is no guarantee that such policies and procedures will be able to detect and prevent every situation in which an actual or potential conflict may arise.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by either (i) the Portfolio Managers who are employees of the Adviser or (ii) designated employees of the Public Sub-Adviser. Both the Adviser and the Public Sub-Adviser are authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund and the Adviser or the Public Sub-Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as either the Adviser or the Public Sub-Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, both the Adviser and the Public Sub-Adviser will take the following into consideration: execution capability, trading expertise, accuracy of execution, commission rates, reputation and integrity, fairness in resolving disputes, financial responsibility and responsiveness.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if either the Adviser or the Public Sub-Adviser, as applicable, determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, either the Adviser or the Public Sub-Adviser, as applicable, may select brokers or dealers who also provide brokerage, research and other services to other accounts over which either the Adviser or the Public Sub-Adviser, as applicable, exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund. During the fiscal years ended September 30, 2022, September 30, 2023, and September 30, 2024, the Fund paid $1,293,877, $1,032,180 and $1,049,408 in brokerage commissions, respectively.

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Affiliated Party Brokerage

The Adviser and its affiliates, as well as the Sub-Advisers and their affiliates, will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Adviser, as well as the Public Sub-Adviser, places its trades under a policy adopted by the Trustees pursuant to Section 17(e) and Rule 17e-1 under the 1940 Act which places limitations on the securities transactions effected through the Distributor. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified. During the fiscal years ended September 30, 2022, September 30, 2023, and September 30, 2024, the Fund did not pay any affiliate party brokerage commissions.

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to qualify as regulated investment company under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carry forward of the Fund.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash. To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

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If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund’s ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

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All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Taxation of Foreign Shareholders

Because of the fact-specific impact of the applicable U.S. tax rules and their interaction with tax treaties, a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (“foreign shareholder”) as defined in the Code are urged to consult their own tax advisor regarding the U.S. federal tax consequences of the holding, sale, exchange or other disposition of the Fund’s shares. The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.

Generally, a foreign shareholder will be subject to U.S. federal income tax on distributions received from the Fund or upon dispositions of Shares if the Fund is “effectively connected” with a U.S. trade or business carried on by the foreign shareholder.

Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income may be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the foreign shareholder), which tax generally is withheld from such distributions by the Fund. All foreign shareholders should consult their tax advisors to determine the appropriate tax forms to provide to the Fund to claim a reduced rate or exemption from U.S. federal withholding taxes, and the proper completion of those forms.

Capital gain dividends and any amounts retained by the Fund that are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or applicable lower treaty rate) unless the foreign shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

Notwithstanding the foregoing, properly reported dividends generally are exempt from U.S. withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% equity holder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign shareholder will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing the correct IRS Form W-8). In the case of Fund shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. If a repurchase of a shareholder’s shares by the Fund does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Fund shares repurchased. If the repurchase qualifies as a sale or exchange, the shareholder generally will realize capital gain or loss equal to the difference between the amount received in exchange for the repurchased shares and the adjusted tax basis of those shares.

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Any capital gain that a foreign shareholder realizes upon a repurchase of Fund shares or otherwise upon a sale or exchange of Fund shares will ordinarily be exempt from U.S. tax unless (i) in the case of a foreign shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) at any time during the shorter of the period during which the foreign shareholder held such Fund shares and the five-year period ending on the date of the disposition of those shares, the Fund was a “United States real property holding corporation” (as such term is defined in the Code) and the foreign shareholder actually or constructively held more than 5% of the Fund’s shares.

Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund that are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Fund shares will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations, and such taxable amounts may subject a foreign shareholder to U.S. tax filing obligations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a foreign shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption.

FATCA. Payments to a shareholder that is either a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Foreign Account Tax Compliance Act (“FATCA”) may be subject to a generally nonrefundable 30% withholding tax on: (a) income dividends paid by a Fund and (b) certain capital gain distributions and the proceeds arising from the sale of Fund shares paid by the Fund. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reports information relating to them. A Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of a Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

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Original Issue Discount and Pay-In-Kind Securities

Current federal tax law requires the holder of a U.S. Treasury or other fixed-income zero coupon security to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay-in-kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities (including certain pay-in-kind securities) may be treated as a dividend for U.S. federal income tax purposes.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.

Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.

A fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount, which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund’s shares.

A brief explanation of the form and character of the distribution accompany each distribution. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions.

Shareholders should consult their tax advisers about the application of federal, state and local and foreign tax law in light of their particular situation.

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OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Administrator and Accounting Agent

ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s administrator and fund accountant pursuant to a fund services agreement between ALPS and the Fund. For its services as administrator and accounting agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

During the fiscal years ended September 30, 2022, September 30, 2023, and September 30, 2024, the Fund paid $1,641,041, $1,687,969 and $1,436,992 in administration and fund accounting fees to ALPS, respectively.

Distributor

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions.

Transfer Agent

SS&C Global Investor & Distribution Solutions, Inc.(“SS&C”), located at 333 W. 11th Street, Kansas City, MO 64105, serves as transfer agent pursuant to a transfer agency agreement between SS&C and the Fund.

Legal Counsel

DLA Piper LLP, 1201 West Peachtree St NE, Suite 2900, Atlanta, GA 30309, acts as legal counsel to the Fund.

Custodian

UMB Bank, n.a. (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian is located at 1010 Grand Blvd, Kansas City, MO 64106.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd. is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. Cohen & Company, Ltd. is located at 1835 Market Street, Suite 310, Philadelphia, PA 19103.

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FINANCIAL STATEMENTS

The financial statements for the Fund’s fiscal year ended September 30, 2024 and the independent registered public accounting firm’s report contained in the Fund’s annual report dated September 30, 2024 are incorporated by reference to this Statement of Additional Information. The Fund’s annual report and semi-annual report are available upon request, without charge, by calling the Fund toll free at 1-888-926-2688.

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APPENDIX A

APOLLO REAL ESTATE FUND ADVISER, LLC

PROXY VOTING POLICIES AND PROCEDURES

Background & Description

In Proxy Voting by Investment Advisers, Investment Advisers Act Release No. 2106 (January 31, 2003), the SEC noted that, “The federal securities laws do not specifically address how an adviser must exercise its proxy voting authority for its clients. Under the Advisers Act, however, an adviser is a fiduciary that owes each of its clients a duty of care and loyalty with respect to all services undertaken on the client’s behalf, including proxy voting. The duty of care requires an adviser with proxy voting authority to monitor corporate events and to vote the proxies.”

Rule 206(4)-6 under the Advisers Act requires each registered investment adviser that exercises proxy voting authority with respect to client securities to:

●	Adopt and implement written policies and procedures reasonably designed to ensure that the adviser votes client securities in the clients’ best interests. Such policies and procedures must address the manner in which the adviser will resolve material conflicts of interest that can arise during the proxy voting process;
●	Disclose to clients how they may obtain information from the adviser about how the adviser voted with respect to their securities; and
●	Describe to clients the adviser’s proxy voting policies and procedures and, upon request, furnish a copy of the policies and procedures.

Rule 206(4)-6 is supplemented by Investment Advisers Act Release No. 5325 (September 10, 2019) (“Release No. 5325”), which contains guidance regarding the proxy voting responsibilities of investment advisers under the Advisers Act. Among other subjects, Release No. 5325 addresses the oversight of proxy advisory firms by investment advisers. Additionally, paragraph (c)(2) of Rule 204-2 imposes additional recordkeeping requirements on investment advisers that execute proxy voting authority, as described in the Books and Records section of this Compliance Manual.

The Advisers Act lacks specific guidance regarding an adviser’s duty to direct clients’ participation in class actions. However, many investment advisers adopt policies and procedures regarding class actions.

Policy

The Adviser, as a matter of policy and as a fiduciary to the Fund, has the responsibility for voting proxies for securities held by the Fund consistent with the best interests of the Fund. The Adviser has delegated the responsibility for exercising voting authority over publicly traded securities held by the Fund to the Public Sub-Adviser consistent with the Fund’s best interests, which is viewed as making a judgment as to what voting decision (including a decision not to vote) is reasonably likely to maximize total return to the Fund. The Public Sub-Adviser maintains proxy voting policies and procedures consistent with SEC Rule 206(4)-6 of the Advisers Act. The Adviser does not vote proxies regarding securities held by Private Investment Funds but rather, may vote on issues regarding the Private Investment Funds, such as the election of directors. Private Investment Funds, if privately placed, generally are not subject to the regulatory scheme applicable to public companies. Instead, they may solicit consents from their limited partners, members or shareholders. The term “Proxies” will refer to any such consents or other action requiring a vote as well as any per se proxies. In general, the Adviser does not receive proxies to be voted due to the nature of its investments on behalf of the Fund; this policy is intended to comply with Rule 206(4)-6 in the infrequent instance that the Adviser receives a proxy, or other action requiring a vote, from a Private Investment Fund.

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Procedures

The Adviser has adopted procedures to implement the firm’s proxy voting policy and to monitor and ensure its policy is observed and amended or updated, as appropriate, which include the following:

Voting Procedures: Adviser

●	In the event Adviser Personnel receive proxy materials on behalf of a Private Investment Fund, Personnel will forward such materials to the appropriate members of the Adviser’s Investment Committee to vote the Proxy.

●	The Adviser’s Investment Committee will analyze the proxy materials and determine how the Adviser should vote the Proxy in accordance with applicable voting guidelines (see below). The Adviser’s Investment Committee may consider information provided by the Private Investment Fund’s personnel regarding the nature of the proxy. Additionally, the Adviser’s Investment Committee and CCO will identify if any material conflicts exist for the Adviser. A member of the Investment Committee will then provide a Proxy Voting Form, maintained separately, stating that the Adviser is not subject to conflicts of interest regarding the Private Investment Fund or the subject of the Proxy.

●	The CCO or designee, is responsible for coordinating this process in a timely and appropriate manner and delivering the Proxy to the Private Investment Fund prior to the deadline.

Proxy Voting Guidelines: Adviser

●	In the absence of specific voting guidelines from the Fund, the Adviser will vote Proxies in the best interests of the Fund.

●	Because in the context of Private Investment Funds each solicited vote raises unique questions, each Proxy with respect to a Private Investment Fund will be analyzed by the Investment Committee, on a case-by-case basis.

●	The Adviser may determine not to vote a Proxy if doing so would not be in the Fund’s best interest, such as when the Adviser determines that the cost of voting the Proxy exceeds the expected benefit to the Fund.

General Voting Guidelines: Public Sub-Adviser

The Adviser has delegated the voting responsibility for the Fund’s assets allocated to publicly traded securities to the Public Sub-Adviser. The Public Sub-Adviser maintains proxy voting policies and procedures consistent with SEC Rule 206(4)-6 of the Advisers Act. The Public Sub-Adviser votes proxies for the Fund in a manner consistent with its proxy voting policies and procedures, and any written instructions from the Adviser or the Fund. As a fiduciary, the Public Sub-Adviser has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of its clients, including the Fund, and not to subrogate client interests to its own interests. To meet its fiduciary obligations, the Public Sub-Adviser seeks to ensure that its votes proxies in the best interest of its clients, including the Fund, and address how it will resolve any conflict of interest that may arise when voting proxies.

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The Public Sub-Adviser intends to vote proxies on behalf of the Fund either in accordance with management recommendations, or otherwise in the best interests of the Fund, taking into account such factors as it deems relevant in its sole discretion. The Public Sub-Adviser has retained a proxy voting vendor to provide proxy voting research, guidance and to vote proxies. In most cases the Public Sub-Adviser will vote in strict accordance with the vendor’s recommendation but reserves the right to change that vote when the Public Sub-Adviser disagrees with a recommendation and feels it is in the best interest of the Fund or when otherwise advised by the Fund in writing. The Public Sub-Adviser’s proxy voting policy is designed to ensure that if a material conflict of interest is identified in connection with a particular proxy vote, that the vote is not improperly influenced by the conflict. Conflicts of interest will arise from time to time in relation to proxy voting requirements. The Public Sub-Adviser shall monitor all proxies for any potential conflicts of interest. If a material conflict of interest arises, the Public Sub-Adviser will determine what is in the best interests of the Fund and will seek to take appropriate steps to eliminate any such conflict.

The Adviser expects the Public Sub-Adviser to vote proxies according to its stated proxy voting policy and in the best interest of shareholders. The Public Sub-Adviser may refrain from voting Fund proxies if:

●	the voting materials are not received in sufficient time to allow proper analysis or an informed vote by the voting deadline; and
●	it determines the cost of voting will likely exceed the expected potential benefit to the Fund; or the securities are of a de minimis amount

The Public Sub-Adviser must notify the Adviser of votes contrary to its general guidelines and document the rationale for any such vote, votes on non-routine matters and instances where the Public Sub-Adviser refrains from voting. The Public Sub-Adviser provides the Adviser and Fund with periodic reporting related to its proxy voting practices, votes cast and any votes which are voted contrary to its respective guidelines.

Material Conflicts of Interest in Connection with Proxy Voting

Material conflicts of interest may arise in situations that include, but are not limited to, when a Private Investment Fund or an affiliate of such Private Investment Fund has a relationship with the Fund or an affiliate of the Adviser and such Private Investment Fund is soliciting proxies and failure to vote in a certain way may affect the Adviser’s relationship with such company and materially impact the Adviser’s business; or when a personal relationship between an Adviser officer and management of a company or other proponents of proxy proposals could impact the voting decision.

From time to time, the Adviser will review a proxy which presents a potential material conflict. As a fiduciary to the Fund, the Adviser takes these potential conflicts very seriously. While the Adviser’s primary goal in addressing any such potential conflict is to ensure that proxy votes are cast in the Fund’s best interest and are not affected by the Adviser’s potential conflict, there are a number of courses that the Adviser may take. The final decision about which course to follow shall be made by the Investment Committee. Casting a vote in the best interest of the Fund would eliminate the Adviser’s discretion on the particular issue and hence avoid the conflict. The Adviser will maintain a record of the analysis of any potential conflict of interest and its resolution.

Reports to the Board

The Adviser shall annually review the Fund’s registration statement to ensure that disclosures in the registration statement adequately and accurately describe the Adviser and Public Sub-Adviser’s proxy voting policy and procedures. Updated policies and procedures for the voting of proxies shall be provided to the Board upon any material change and in any event, no less frequently than annually.

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Form N-PX

The Adviser shall cause the Fund to file an annual report of proxies voted with respect to portfolio securities of the Fund during the twelve-month period ended June 30 on Form N-PX not later than August 31 of each year.

Disclosure

The Adviser will provide conspicuously displayed information in the Fund’s registration statement and annual report to shareholders describing the policy and procedures used by the Adviser to vote proxies on behalf of portfolio securities, including a statement that shareholders may request information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30th.

The Adviser will also provide a statement in the Fund’s semi-annual report to shareholders notifying shareholders that a description of the policies and procedures that the Fund uses to vote proxies relating to portfolio securities is available without charge upon request. Additionally, the Fund’s semi-annual report will also include a statement notifying shareholders that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30th is available without charge upon request.

Requests for Information

All requests for information regarding proxy votes, or policies and procedures, received by any Adviser Personnel, officer, or director should be forwarded to the CCO. In response to any request from a Fund shareholder, the CCO will prepare a written response with the information requested.

Recordkeeping

The Adviser and Public Sub-Adviser maintain proxy voting records in accordance with the SEC’s five-year retention requirements including: (i) the applicable policies and any amendments; (ii) proxy materials; (iii) a record of each vote that is cast (and any decisions to refrain from voting); (iv) any document created that was material to making a decision how to vote or that memorializes that decision; (v) records reflecting the resolution of conflicts of interest; and (vi) client requests for the policy or proxy voting information, and the response. The CCO shall retain the following proxy records in accordance with the Adviser’s Recordkeeping Policy:

●	These policies and procedures and any amendments;
●	The Public Sub-Adviser’s proxy voting policies and procedures;
●	Each proxy statement that the Adviser receives;
●	A record of each vote that the Adviser casts;
●	A record of votes cast by the Public Sub-Adviser on behalf of the Fund (form N-PX);
●	Any specific documents prepared or received in connection with a decision on a proxy vote; and
●	A copy of each written request for information on how the Adviser voted such proxies, and a copy of any written response.

Responsibility

Compliance has responsibility for implementation and monitoring of the Adviser’s proxy voting policy and procedures. In addition to periodically reviewing proxy votes cast by the Public Sub-Adviser on behalf of the Fund, Compliance should also periodically review the Public Sub-Adviser’s proxy voting policy and procedures.

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APPENDIX B

Proxy Voting Policy

Effective October 15, 2022

I.	Introduction

Pursuant to the adoption by the Securities and Exchange Commission of Rule 206(4)-6 under the Investment Advisers Act of 1940 (the “Advisers Act”), it is a fraudulent, deceptive, or manipulative act, practice or course of business, within the meaning of Section 206(4) of the Advisers Act, for a registered investment adviser to exercise voting authority with respect to client securities, unless: (1) the adviser has adopted and implemented written policies and procedures that are reasonably designed to ensure that the adviser votes proxies in the best interest of its clients; (2) the adviser describes its proxy voting procedures to its clients and provides copies of the procedures on request; and (3) the adviser discloses to the clients how they may obtain information on how the adviser voted their proxies. This Proxy Voting Policy documents CenterSquare Investment Management LLC’s (“CenterSquare”) proxy voting policies and procedures.

II.	Statement of Policy

Proxy voting is an important right of shareholders and duties of care and loyalty must be undertaken by CenterSquare to ensure that such rights are properly and timely exercised in accordance with the Firm’s fiduciary duty to its clients. To satisfy its fiduciary duty in making any voting determination, CenterSquare must make the determination in the best interest of the client and must not place its own interests ahead of the interests of the client. Therefore, all proxies received by CenterSquare should be voted in accordance with these procedures which are intended to comply with Rule 206(4)-6 of the Advisers Act. This Proxy Voting Policy applies only to those CenterSquare clients who, in their investment management agreement (“IMA”), have chosen to give us discretion to vote their proxies. At account start-up, upon amendment of the IMA, or upon a letter of instruction, the applicable documentation is reviewed to determine whether CenterSquare has discretionary authority to vote client proxies.

As a UNPRI Signatory, CenterSquare has chosen to use the Institutional Shareholder Services (“ISS”) Sustainability Proxy Voting Guidelines as the default proxy policy for its clients. A client of CenterSquare may elect to use other general or customized proxy voting guidelines through ISS. However, CenterSquare does not attempt to reconcile individual client proxy policies to the ISS Sustainability Proxy Voting Guidelines. A client may change their decision with regards to proxy voting authority or guidelines at any time. Clients who have delegated proxy voting responsibilities to CenterSquare with respect to their account may direct CenterSquare to vote in a particular manner for a specific ballot. CenterSquare will use reasonable efforts to vote in accordance with the client’s request in these circumstances, however our ability to implement such voting instructions will be dependent on operational matters such as the timing of the request.

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III.	Retention and Oversight of Proxy Service Provider

CenterSquare’s proxy voting policies and procedures are intended to meet the objective to act in its clients’ best interests. The sheer number of proxy votes related to client holdings makes it impossible for CenterSquare to research each and every proxy issue. Recognizing the importance of informed and responsible proxy voting, CenterSquare has retained an independent third party service provider, ISS, to analyze proxy issues, provide proxy research and recommendations on how to vote those issues, and provide assistance in the administration of the proxy process, including maintaining complete proxy voting records.

CenterSquare monitors the capacity, competency, and conflicts of interest of ISS to ensure that CenterSquare continues to vote proxies in the best interest of its clients. On an annual basis, CenterSquare conducts a due diligence review of ISS regarding their proxy voting services as part of its duty to perform oversight over the proxy voting firm. This review includes updates and discussion about the following areas of ISS:

●	The adequacy and quality of staffing, personnel and/or technology;
●	Whether ISS has an effective process for seeking timely input from issuers and ISS clients with respect to, among other things, its proxy voting policies, methodologies, and peer group constructions;
●	Whether ISS has adequately disclosed to CenterSquare its methodologies in formulating voting recommendations, such that CenterSquare understands the factors underlying ISS’ recommendations;
●	The nature of any third-party information sources that ISS uses as a basis for its voting recommendations; and
●	ISS policies and procedures regarding how it identifies and addresses conflicts of interest.

Conflicts of Interest of ISS

1.	CenterSquare Compliance will examine information provided by ISS that describes conflicts to which it is subject or otherwise obtained by CenterSquare. CenterSquare will seek to require that ISS promptly provide updates of business changes that might affect or create conflicts and of changes to ISS’ conflict policies and procedures.
2.	If, as a result of CenterSquare Compliance’s examination of ISS’ conflicts of interest, a determination is made that a material conflict of interest exists, CenterSquare will determine whether to follow the ISS’ recommendation with respect to the proxy or take other action with respect to the proxy.
3.	CenterSquare Compliance will periodically review ISS’ policies and procedures for:
i.	Adequacy in identifying, disclosing and addressing actual and potential conflicts of interest, including conflicts relating to the provision of proxy voting recommendations and proxy voting services generally, conflicts relating to activities other than providing proxy voting recommendations and proxy voting services, and conflicts presented by certain affiliations;
ii.	Adequate disclosure of ISS’ actual and potential conflicts of interest with respect to the services ISS provides to CenterSquare; and
iii.	Adequacy in utilizing technology in delivering conflicts disclosures that are readily accessible.
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Periodic Review of ISS’ Policies and Procedures and Continued Retention of ISS

CenterSquare will periodically review the proxy voting policies, procedures and methodologies, conflicts of interest and competency of ISS. CenterSquare will also review the continued retention of ISS, including whether any relevant credible potential factual errors, incompleteness or methodological weaknesses in ISS’ analysis that CenterSquare is aware of materially affected the research and recommendations used by the Firm. In addition, CenterSquare will also consider the effectiveness of ISS’ policies and procedures for obtaining current and accurate information relevant to matters included in its research and on which it makes voting recommendations. This will include the ISS’:

●	engagement with issuers, including the ISS process for ensuring that it has complete and accurate information about the issuer and each particular matter;
●	process, if any, for CenterSquare to access the issuer's views about ISS’ voting recommendations in a timely and efficient manner;
●	efforts to correct any identified material deficiencies in its analysis;
●	disclosure to CenterSquare regarding sources of information and methodologies used in formulating voting recommendations or executing voting instructions;
●	consideration of factors unique to a specific issuer or proposal when evaluating a matter subject to a shareholder vote; and
●	updates to its methodologies, guidelines and voting recommendations on an ongoing basis, including in response to feedback from issuers and their shareholders.

CenterSquare will seek to require ISS to update the Firm regarding business changes that are material to the services provided by ISS to CenterSquare. CenterSquare will consider whether the bases on which it made its initial decision to retain ISS has materially changed and will document such review.

IV.	Decision Methods

ISS Global Voting Principles provide for four key tenets on accountability, stewardship, independence, and transparency, which underlie their approach to developing recommendations on management and shareholder proposals at publicly traded companies.1 ISS uses a bottom-up policy formulation process which collects feedback from a diverse range of market participants through multiple channels including an annual Policy Survey. The ISS Policy Board uses the input to develop its draft policy updates each year. Before finalizing these updates, ISS publishes draft updates for an open review and comment period. All comments received are posted verbatim to the Policy Gateway, in order to provide additional transparency into the feedback ISS has received. Final updates are published in November, to apply to meetings held after February of the following year. ISS research analysts apply more than 400 policies to shareholder meetings. As part of the research process, ISS analysts interact with company representatives, institutional shareholders, shareholder proponents and other parties to gain deeper insight into key issues.2 ISS reviews and updates their proxy polices on an annual basis. The ISS Policy Information is located under Policy Gateway at https://www.issgovernance.com.

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When determining whether to invest in a company, one of the many factors CenterSquare may consider is the quality and depth of the company’s management. As a result, CenterSquare believes that recommendations of management on any issue (particularly routine issues) should be given a fair amount of weight in determining how proxy issues should be voted. Thus, on many issues, votes are cast in accordance with the recommendations of the company’s management. CenterSquare reviews all ballot items where ISS recommends voting against the management of the issuer. Generally, CenterSquare will not override the ISS specific policy vote recommendations but reserves the right to change that vote when a CenterSquare Portfolio Manager disagrees with an ISS recommendation and feels it is in the best interest of all clients to change the proxy vote. CenterSquare Compliance is notified when an override of the ISS vote is proposed by a CenterSquare Portfolio Manager. CenterSquare Compliance will ascertain that appropriate justification for the override is reasonable and appropriately documented in the ISS voting records contemporaneous to the actual proxy vote. A rationale of our decision is noted within the ISS system when we override ISS’ specific policy recommendation and is included in the ballot summary reports. Proxy voting reports are available to clients upon request. For clients that have provided CenterSquare authority to vote proxies and have not otherwise selected other ISS general or customized proxy voting guidelines, proxy voting will be made on behalf of all client accounts in accordance with ISS Sustainability Proxy Voting Guidelines.

V.	CenterSquare Conflicts of Interest

In certain instances, a conflict of interest may arise when CenterSquare votes a proxy. CenterSquare will deem to have a potential conflict of interest when voting proxies including, but not limited to, one or more of the following:

●	CenterSquare or one of its affiliates manages assets for that issuer or an affiliate of that issuer and also recommends that its other client’s investment in such issuer’s securities.
●	A director, trustee or officer of the issuer or affiliate of the issuer is an employee of CenterSquare or a director of CenterSquare or its affiliates, or a fund sub-advised by CenterSquare.
●	CenterSquare is actively soliciting that issuer or an affiliate of the issuer as a client
●	A director or executive officer of the issuer has a personal relationship with a member of the relevant investment team or other employee of CenterSquare that may affect the outcome of the proxy vote.
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Each person who is a member of the Proxy Administrator, as further defined below, is a member of the investment team, or serves on the Proxy Voting Committee shall, on at least an annual basis, certify:

●	a list of any portfolio companies, including entities raising capital as part of a PIPE (“Private Investments in Public Equity”) transaction, with or in which he or she has a relationship or could otherwise be deemed to have a conflict and;
●	They have not been unduly influenced by an issuer or other third party to vote in a particular manner.

In situations where CenterSquare perceives a material conflict of the interest, the conflict is reported to the Chief Compliance Officer. It is expected that CenterSquare will abstain from making a vote decision and allow ISS to vote to mitigate the material conflict of interest.

VI.	Securities Lending

Some clients have, at their discretion, elected to participate in security lending programs. CenterSquare is unable to vote securities that are on loan under this type of arrangement.

VII.	Decisions to not Vote Proxies

CenterSquare fully recognizes its responsibility to vote proxies and maintain proxy records pursuant to applicable rules and regulations. CenterSquare will therefore attempt to vote every proxy it receives for all domestic and foreign securities. There may be situations in which CenterSquare cannot vote proxies. For example, the client or custodian does not forward the ballots in a timely manner.

Proxy voting in certain countries requires shareblocking. Shareblocking in general refers to restrictions on the sale or transfer of securities between the execution of the vote instruction and the tabulation of votes at the shareholder meeting. During the blocking period, shares that will be voted at the meeting cannot be sold until the meeting has taken place and the shares are returned to the client’s custodian bank. The blocking period may last from several days to several weeks depending upon the market, the security and the custodian. CenterSquare believes that in these situations, the benefit of maintaining liquidity during the share blocking period outweighs the benefit of exercising our right to vote. In order to preserve the account’s liquidity, CenterSquare will generally instruct ISS to “DO NOT VOTE” these shares.

Proxies relating to foreign securities may also be subject to additional documentation. Such documentation may be difficult to obtain or produce as a condition of voting or requires additional costs that generally outweigh the benefit to be gained by voting. Therefore, in some cases, those shares will not be voted.

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VIII.	Reporting

ISS provides CenterSquare on-line access to client proxy voting records. A summary of the proxy votes cast by CenterSquare is available to clients upon request for their specific portfolio. Due to confidentially and conflict of interest concerns, CenterSquare does not disclose to third parties how it votes individual client proxies.

CenterSquare’s proxy voting policies are disclosed in the Form ADV Part 2A. A copy of this Proxy Voting Policy and the ISS Sustainability Proxy Voting Guidelines are available to our clients, without charge, upon request. All requests may be sent to the Operations Group, CenterSquare Investment Management LLC, 630 West Germantown Pike, Suite 300, Plymouth Meeting, PA 19462 or to OpsCompliance@centersquare.com.

IX.	Proxy Committee

CenterSquare’s Proxy Committee (“Proxy Committee”) is responsible for overseeing the proxy voting process and for establishing and maintaining the Proxy Voting Policy, which is reviewed and updated annually. The Proxy Committee is comprised of the Director, Head of Securities Operations, and designated members of CenterSquare’s investment teams. The Chief Compliance Officer will participate as a non-voting member of the Committee. At a minimum, the Proxy Committee will meet no less than annually to review and update the Proxy Voting Policy, if necessary, and to review other proxy voting topics as needed.

X.	Proxy Administration and Recordkeeping

The administration of the proxy voting process is the responsibility of CenterSquare’s securities operations department (“Proxy Administrator”). Both ISS and each client’s custodian monitor corporate events for CenterSquare. CenterSquare gives an authorization and letter of instruction to the client’s custodian who then forwards the proxy material it receives to ISS so that ISS may vote the proxies. On a regular basis, CenterSquare sends ISS an updated list of client accounts and the security holdings in those accounts so that ISS can update its database and is aware of which proxies it will need to vote.

The Proxy Administrator is responsible for:

●	monitoring reports identifying pending meetings and due dates for ballots
●	monitoring reports to ensure that clients are coded to the appropriate ISS policy
●	ensuring ballots are voted according to the ISS policy assigned to the client
●	monitoring for shareblocking ballots
●	monitoring reports for votes against management
●	reviewing user access and new / close account setups
●	performing vote overrides as required by Portfolio Managers and document changes and rationale for each vote override

CenterSquare or ISS also maintains the following records:

●	ballot summary reports for each client indicating which ballots were votes, number of shares voted, description of the proposal, how the shares were voted and the date on which the proxy was returned, and the policy applied
●	ballot summary reports for vote overrides with the Portfolio Managers rationale
●	meeting-level statistical reports
●	copy of each proxy statement received, provided that no copy needs to be retained of a proxy statement found on the SEC’s EDGAR website
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XI.	CenterSquare Compliance Annual Review

CenterSquare Compliance will review and document no less frequently than annually, the adequacy of the proxy voting policies and procedures to make sure they have been implemented effectively, including whether the policies and procedures continue to be reasonably designed to ensure that proxies are voted in the best interests of CenterSquare’s clients. As part of this review, CenterSquare Compliance will review:

●	the Proxy Voting Policy
●	CenterSquare’s client disclosures regarding its proxy voting policies and procedures in the ADV Form Part 2A, due diligence questionnaires, and other relevant materials
●	a sampling of proxy voting records to ensure voting was completed in the best interests of clients and in accordance with the ISS Sustainability Proxy Voting Guidelines
●	a sampling of proxy vote overrides and the documentation supporting such overrides
●	the Firm’s annual due diligence over the third-party proxy voting firm, ISS

1	https://www.issgovernance.com/policy-gateway/iss-global-voting-principles/
[2]	https://www.issgovernance.com/policy-gateway/policy-formulation-application/
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PART C. OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1.	Financial Statements

	Part A:	None.

	Part B:	The financial statements of the Registrant are incorporated by reference to Registrant’s Annual Report for the period ended September 30, 2024 filed with the SEC on December 6, 2024.

2.	Exhibits

a(1).	Agreement and Declaration of Trust (Incorporated by reference to Pre-Effective Amendment No. 2 filed on June 19, 2014)

a(2).	Certificate of Trust (Incorporated by reference to Form N-2 filed on January 28, 2014)

b.	By-Laws (Incorporated by reference to Pre-Effective Amendment No. 2 filed on June 19, 2014)

c.	Voting Trust Agreements: None.

d(1).	Instruments Defining Rights of Security Holders. See Article III, “Shares” and Article V “Shareholders’ Voting Powers and Meetings” of the Registrant’s Agreement and Declaration of Trust. See also, Article 12, “Meetings” of shareholders of the Registrant’s By-Laws.

d(2).	Multiple Class Plan (Incorporated by reference to Post-Effective Amendment No. 7 filed on April 14, 2017)

e.	Dividend reinvestment plan (Incorporated by reference to Post-Effective Amendment No. 5 filed on April 7, 2023)

f.	Not applicable.

g(1).	Investment Advisory Agreement (Incorporated by reference to Post-Effective Amendment No. 3 filed on January 30, 2023)

g(2)	Sub-Advisory Agreement with Aon Investments USA Inc. (Incorporated by reference to Post-Effective Amendment No. 3 filed on January 30, 2023)

g(3)	Sub-Advisory Agreement with CenterSquare Investment Management, LLC (Incorporated by reference to Post-Effective Amendment No. 3 filed on January 30, 2023)

h(1).	Underwriting Agreement (Incorporated by reference to Post-Effective Amendment No. 1 filed on January 28, 2015)

h(2).	Shareholder Servicing Plan (Incorporated by reference to Post-Effective Amendment No. 4 filed on November 16, 2016)

h(3).	Form of Selling Agreement (Incorporated by reference to Post-Effective Amendment No. 3 filed on January 30, 2023)

h(4)(i).	Distribution Plan for Class L shares (Incorporated by reference to Post-Effective Amendment No. 7 filed on April 14, 2017)

(h)(4)(ii).	Distribution Plan for Class C shares (Incorporated by reference to Post-Effective Amendment No. 4 filed on July 31, 2015)

(h)(4)(iii).	Distribution Plan for Class M shares (Incorporated by reference to Post-Effective Amendment No. 4 filed on November 16, 2016)

h(5).	Distribution Agreement (Incorporated by reference to Post-Effective Amendment No. 9 filed on January 29, 2019)

h(5)(i)	Amendment to Distribution Agreement (Incorporated by reference to Post-Effective Amendment No. 1 filed on January 28, 2021)

h(5)(ii)	Amendment 2 to Distribution Agreement (Incorporated by reference to Post-Effective Amendment No. 3 filed on January 30, 2023).

i.	Bonus, profit sharing, pension and similar arrangements for Fund Trustees and Officers: None.

j.	Amended and Restated Custody Agreement (Incorporated by reference to Post-Effective Amendment No. 3 filed on January 30, 2023)

k(1)(i)	Administration, Bookkeeping and Pricing Services Agreement (Incorporated by reference to Post-Effective Amendment No. 1 filed on January 28, 2015)

k(1)(ii)	Amendment 3 to Administration, Bookkeeping and Pricing Services Agreement (Incorporated by reference to Post-Effective Amendment No. 3 filed on January 30, 2023)

k(2).	Consulting Agreement (Incorporated by reference to Pre-Effective Amendment No. 2 filed on June 19, 2014)

k(3).	Expense Limitation Agreement (Incorporated by reference to Post-Effective Amendment No. 3 filed on January 30, 2023)

k(4)	Services Agreement (Incorporated by reference to Post-Effective Amendment No. 3 filed on January 30, 2023)

l(1).	Opinion and Consent of Counsel (filed herewith)

m.	Non-resident Trustee Consent to Service of Process: Not applicable.

n.	Consent of Independent Registered Public Accounting Firm (filed herewith)

o.	Omitted Financial Statements: None.

p(1).	Initial Capital Agreement (Incorporated by reference to Pre-Effective Amendment No. 2 filed on June 19, 2014)

q.	Model Retirement Plan: None.

r(1).	Code of Ethics-Fund (Incorporated by reference to Pre-Effective Amendment No. 2 filed on June 19, 2014)

r(2).	Code of Ethics - Adviser (filed herewith)

r(3).	Code of Ethics-Principal Underwriter/Distributor (Incorporated by reference to Pre-Effective Amendment No. 2 filed on June 19, 2014)

s.	Powers of Attorney (Incorporated by reference to Pre-Effective Amendment No. 2 filed on June 19, 2014)

Item 26. Marketing Arrangements

Not Applicable.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

The Fund and the Adviser, Apollo Real Estate Fund Adviser, LLC, are affiliates of Apollo Global Management, Inc. and its consolidated subsidiaries.

Item 29. Number of Holders of Securities as of January 2, 2024:

Title of Class	Number of Record Holders
Shares of Beneficial Ownership for Class A	20,332,790
Shares of Beneficial Ownership for Class C	16,306,657
Shares of Beneficial Ownership for Class I	88,143,056
Shares of Beneficial Ownership for Class M	41,383,249
Shares of Beneficial Ownership for Class L	3,057,435

Item 30. Indemnification

Reference is made to Article VIII Section 2 of the Registrant’s Declaration of Trust (the “Declaration of Trust”), filed as Exhibit (a)(2) hereto, and to Section 7 of the Registrant’s Underwriting Agreement, to be filed as Exhibit (h)(1) hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Underwriting Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant’s prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-79399), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

ALPS Fund Services, Inc., the Fund’s administrator, maintains certain required accounting related and financial books and records of the Registrant at 1290 Broadway, Suite 1000, Denver, CO 80203. The other required books and records are maintained by the Adviser at 9 West 57th Street, 43rd Floor, New York, New York 10019.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1. The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

2. The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (a) (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. (b) For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (c) The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. (d)The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use. (e) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

3. For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective. The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

4. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant’s statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 28th day of January 2025.

APOLLO DIVERSIFIED REAL ESTATE FUND

By:	/s/ Terrence O. Davis

Name:	Terrence O. Davis

Title:	Attorney-in-Fact

*	Pursuant to Powers of Attorney

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates.

Name	Title	Date
/s/ Kenneth Seifert	Treasurer	January 28, 2025
Kenneth Seifert
/s/ Stuart Rothstein	President and Trustee	January 28, 2025
Stuart Rothstein
Robb Chapin*	Trustee	January 28, 2025
Ira Cohen*	Trustee	January 28, 2025
Nathan Headrick*	Trustee	January 28, 2025

*	Affixed by Terrence O. Davis

Attorney-in-Fact - Pursuant to Powers of Attorney (Incorporated by reference to Pre-Effective Amendment No. 2 filed on June 19, 2014)